Form 10-K, Exhibit 13
period 1996-12-31
TOLLGRADE COMMUNICATIONS INC \PA\
filed 1997-03-19
CIK 1002531

                                                                Exhibit 13.1



                  SELECTED CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------------

The selected consolidated financial data of the Company as of December 31, 1992, 1993, 1994, 1995 and 1996 is derived from audited consolidated financial statements of the Company.


                                                                  (In thousands, except per share data)
                                                                           YEAR ENDED DECEMBER 31,
                                                  1992            1993              1994               1995          1996
---------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
Revenues(1)                                      $ 5,319         $10,089           $14,722            $22,310       $37,490
Cost of product sales                              3,144           5,860             8,168             11,329        18,322
 ...........................................................................................................................
Gross profit                                       2,175           4,229             6,554             10,981        19,168

Operating expenses:
     Selling and marketing                           591           1,409             1,903              2,953         4,767
     General and administrative                      607           1,079             1,268              1,471         2,552
     Research and development                        540             769             1,585              2,637         3,921
 ...........................................................................................................................
Total operating expenses                           1,738           3,257             4,756              7,061        11,240
---------------------------------------------------------------------------------------------------------------------------
Income from operations                               437             972             1,798              3,920         7,928
Other income (expense)                              (305)           (295)             (270)                20           845
 ...........................................................................................................................
Income before income taxes                           132             677             1,528              3,940         8,773
Provision (benefit) for income taxes                  18              76              (617)             1,418         3,176
---------------------------------------------------------------------------------------------------------------------------
Net income                                       $   114         $   601           $ 2,145            $ 2,522       $ 5,597
---------------------------------------------------------------------------------------------------------------------------
Net income applicable to common stock(2)         $   114         $   432           $ 1,311            $ 2,522       $ 5,597
---------------------------------------------------------------------------------------------------------------------------
Fully diluted earnings per share                 $   .04         $   .12           $   .31            $   .55       $   .93
---------------------------------------------------------------------------------------------------------------------------
Weighted average shares of
  common stock and equivalents                     3,581           3,770             4,257              4,562         6,004

                                                                             AS OF DECEMBER 31,
                                                  1992            1993              1994               1995          1996
---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Working capital (deficit)                        $(1,344)        $   896           $ 3,195            $21,159       $27,232
Total assets                                       2,741           3,590             7,151             25,728        34,626
Long-term debt, less current portion                 292           1,800             1,400                 --            --
Shareholders' equity (deficit)                    (1,778)           (911)            1,387             22,609        30,006

                                                  1992            1993               1994               1995          1996
-------------------------------------------------------------------------------------------------------------------------------
OTHER DATA:
Number of employees at year end (3)                   54              71                96                126           184
Average revenue per employee                     $    98         $   142           $   153            $   177       $   204

(1) Includes license and royalty fees of $450 and $75, respectively, for 1992 and 1993.
(2) Net of accretion for redeemable warrants, all of which were redeemed in February 1995.
(3)  Data not derived from Company's audited financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
   THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE "SELECTED CONSOLIDATED FINANCIAL DATA" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND
    NOTES THERETO APPEARING ELSEWHERE IN THIS ANNUAL REPORT TO SHAREHOLDERS.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

The statements contained in this Annual Report to Shareholders, specifically including those contained in the following Management's Discussion and Analysis of Results of Operations and Financial Condition, which are not historical are "forwardlooking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward looking statements. Results actually achieved may differ materially from expected results included in these statements. Reference is made to a discussion of the important risk factors detailed from time to time in the Company's SEC reports, including the report on Form 10-K for the year ended December 31, 1996, a copy of which may be obtained from the Company upon written request and without charge (except for the exhibits thereto).

OVERVIEW

Tollgrade Communications, Inc. (the "Company"), was organized in 1986 and began operations in 1988. The Company designs, engineers, markets and supports proprietary products which enable local telephone companies to use their existing line test systems to remotely diagnose problems in Plain Old Telephone Service ("POTS") lines containing both copper and fiber optics. The Company's MCU product line, which includes POTS line testing as well as alarm-related products, represented more than 93% of the Company's revenue for the year ended December 31, 1996 and will continue to account for a majority of Tollgrade's revenues for the foreseeable future.

       The Company's revenues include product sales as well as license and royalty fees paid to the Company for the use of its proprietary technology. With the exception of 1992, when the Company received $450,000 in licensing revenue, these fees have not been significant. The Company's product sales are primarily to the seven Regional Bell Operating Companies ("RBOCs"), as well as major independent telephone companies such as GTE Corporation and Sprint. For the year ended December 31, 1996, 86% of revenue was from the seven RBOCs, the two largest of which comprised 57% of revenues. The Company's operating results have fluctuated and may continue to fluctuate as a result of various factors, including the timing of orders from and shipments to the RBOCs.

       Although international sales to date have not been significant, the Company believes the international markets offer opportunities. The Company intends to focus additional sales, marketing and development resources on increasing its international presence; however, there can be no assurance that these efforts will be successful or that the Company will achieve significant international sales.

       Tollgrade believes that continued growth will depend on its ability to design and engineer new products and therefore spends a significant amount on research and development. Research and development expenses as a percent of revenues were approximately 11% for the year ended December 31, 1996. The Company expects its research and development expenses to continue at significant levels.

       In 1996, the Eighth Circuit Court of Appeals imposed a partial stay of the Federal Communications Commission's Interconnection Order in Iowa Utilities Board, et. al v. FCC (consolidated cases beginning at No. 96-3321). The stay postponed the pricing standards of the Interconnection Order on the basis of arguments the FCC exceeded its authority in setting pricing levels, which authority should reside with state commissions. The FCC's Interconnection Order would have imposed mandates on the pricing methods of local exchange carriers under the Telecommunications Act of 1996. To date, these legal proceedings have not yet been finally determined, and it remains uncertain how the ultimate outcome will affect the Company's future results of operations.

     YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------

REVENUES

Revenues for the year ended December 31, 1996 were $37.5 million, and were $15.2 million, or 68.0%, higher than revenues of $22.3 million for the year ended December 31, 1995. Revenues for both periods consisted almost entirely of product sales. Royalty and license fees were not material for either period. The increase in revenues is primarily associated with the increase in unit volume sales of the MCU product line as a result of increased market penetration and customer acceptance. The increase includes revenues of $5.6 million from eight new products introduced in 1996. Overall, increased product demand is at least partly attributable to technology licensing agreements and/or joint venture relationships with certain major Digital Loop Carrier ("DLC") vendors, as well as continued expansion of a marketing program to train customers in advanced line test system trouble-shooting. In addition, revenues in the first quarter of 1996 included $1.3 million associated with the completion of a one-time project for a major customer. This project was not related to the Company's core MCU line testing product line.

GROSS PROFIT

Gross profit for 1996 was $19.2 million compared to $11.0 million for 1995, representing an increase of $8.2 million, or 74.6%. Gross profit as a percentage of revenues increased to 51.1% for 1996 compared to 49.2% for 1995. The overall increase in gross profit margin resulted primarily from the increased sales levels, while improvements in gross margin as a percentage of sales were a result of increased sales of certain higher-margin products within the MCU product line as well as reduced unit costs from suppliers and manufacturing efficiencies. The Company's ability to sustain current gross margin levels will depend on its success in gaining further cost reductions as well as experiencing a similar mix of products sold.

SELLING AND MARKETING EXPENSE

Selling and marketing expenses consist primarily of personnel costs as well as commissions and travel expenses of direct sales and marketing personnel, and costs associated with marketing programs. Selling and marketing expense for 1996 was $4.8 million, or 12.7% of revenues, compared to $3.0 million, or 13.2% of revenues for 1995. This increase of $1.8 million, or 61.4%, reflects additional salaries and benefits associated with increased staffing levels to support expanding product lines and increased consulting and travel expenses associated with the planned expansion into international markets.

       The Company expects selling and marketing expenses to rise commensurate with increased revenues and selling efforts. The Company is continuing its efforts to expand its business by marketing new products, developing additional customer training programs and expanding its international presence.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expenses consist primarily of personnel costs for finance, administrative and general management personnel as well as accounting and legal expenses. General and administrative expense for 1996 was $2.6 million, or 6.8%, of revenues, compared to $1.5 million, or 6.6%, of revenues for 1995. This increase of $1.1 million, or 73.5%, is primarily attributable to additional salaries and benefits associated with increased staffing levels to support the expanded business operations, as well as additional costs associated with being a public company.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expenses consist primarily of personnel costs and costs associated with the development of new products. Research and development expense for 1996 was $3.9 million, an increase of $1.3 million, or 48.7%, compared to $2.6 million for 1995. The increase was principally due to costs associated with additional personnel to support new product introductions. As a percentage of revenues, research and development expense was 10.5% for 1996 compared to 11.8% for 1995. The Company expenses all research and development costs as they are incurred.

OTHER INCOME AND EXPENSE

Other income, which consists primarily of interest income, was $845,000 for 1996 compared to $20,000 for 1995. The increase in other income was primarily attributable to increased interest income, which resulted from the investment of the initial public offering proceeds for the entire year of 1996 versus only a portion of 1995.

PROVISION FOR INCOME TAXES

The Company's effective tax rate for 1996 was 36.2% of income before income taxes, which was comparable to the 36.0% rate in 1995.

     YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994
--------------------------------------------------------------------------------

REVENUES

Revenues for the year ended December 31, 1995 were $22.3 million, and were $7.6 million, or 51.5%, higher than revenues of $14.7 million for the year ended December 31, 1994. Revenues for both periods consisted almost entirely of product sales. Royalty and license fees were not material for either period. The increase in revenues is primarily due to continued sales volume increases in the line-testing MCU product line to existing customers. This sales volume increase primarily resulted from new product approvals by customers and the introduction of a new marketing program to train customers in advanced line test system trouble-shooting. The Company also generated $1.3 million of revenues from the shipments of four new line testing products.

GROSS PROFIT

Gross profit increased to $11.0 million for 1995 compared to $6.6 million for 1994, a $4.4 million, or 67.6% increase. Gross profit as a percentage of revenues increased to 49.2% for 1995 compared to 44.5% for 1994. The increase in gross profit margin primarily resulted from the increase in sales and increased sales of certain higher-margin products within the MCU product line, as well as reduced unit costs from suppliers and manufacturing efficiencies. The Company may experience variations in the gross profit margin due to timing differences of cost reductions or changes in the mix of products sold.

SELLING AND MARKETING EXPENSE

Selling and marketing expenses consist primarily of personnel costs as well as commissions and travel expenses of direct sales and marketing personnel, and costs associated with marketing programs. Selling and marketing expense for 1995 was $3.0 million, or 13.2% of revenues, compared to $1.9 million, or 12.9% of revenues for 1994. This increase of $1.1 million, or 55.2%, was primarily the result of hiring additional marketing and support personnel and increased promotion costs for domestic and international business development. The Company expects selling and marketing expense to rise with increased revenues and selling efforts. As part of the Company's continuing efforts to expand its business, it plans on marketing new products, developing customer training programs and expanding its international presence.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expenses consist primarily of personnel costs for finance, administrative and general management personnel as well as accounting and legal expenses. General and administrative expense for 1995 was $1.5 million, or 6.6%, of revenues, compared to $1.3 million, or 8.6%, of revenues for 1994. This was an increase of $0.2 million, or 16.0%. The increase was due to increased hiring of personnel in finance and systems administration. The general and administrative expense as a percentage of revenue decreased as a result of increased revenue levels.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expenses consist primarily of personnel costs and costs associated with the development of new products. Research and development expense for 1995 was $2.6 million, an increase of $1.0 million, or 66.3%, compared to $1.6 million for 1994. Research and development expense as a percentage of revenues was 11.8% for 1995 compared to 10.8% for 1994. The increase was principally due to increased personnel costs as a result of continuing expansion of the engineering department for new product development activities along with increased purchases of engineering materials. The Company expenses all research and development costs as they are incurred.

OTHER INCOME AND EXPENSE

Other income and expense consists primarily of interest income and interest expense. Other income was $20,000 for 1995 compared to other expense of $270,000 for 1994. The decrease in other expense was caused by lower interest expense resulting from the elimination of outstanding debt and the investment of the net proceeds of $15.8 million from the Company's initial public offering in December, 1995.

PROVISION (BENEFIT) FOR INCOME TAXES

The Company's effective tax rate for 1995 was 36.0% of income before income taxes. For 1994, the Company recorded a tax benefit equal to 40.4% of income before income taxes. The tax benefit resulted from the reversal of the $1.1 million valuation allowance established in 1993 and the reinstatement of $1.5 million in state net operating losses ("NOL"s) by the Pennsylvania legislature, which had previously suspended their use.

                        LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

The Company had working capital of $27.2 million as of December 31, 1996 compared to working capital of $21.2 million as of December 31, 1995. The increase in working capital can be attributed to operating cash flow (income from operations before depreciation and amortization) exceeding the requirements for purchases of property and equipment. Cash provided by operations was $2.0 million and $0.4 million for 1996 and 1995, respectively. Increased net income was the primary source of cash provided by operations for 1996 and 1995, offset by increased investments in accounts receivable and inventories due to increased product sales. Inventories increased 42.3% during the period due to the investment required to support increased sales of existing products, introduce new products and to maintain sufficient inventory stocking levels. As of December 31, 1996, the Company had $16.9 million of cash and cash equivalents and short-term investments which were available for acquisitions and other corporate requirements.

       Capital expenditures were $2.0 million for 1996 and were primarily related to test fixtures and development systems, computer and office equipment for increased staff, as well as leasehold improvements made to the Company's facilities. Capital expenditures were $1,040,000 and $541,000 for 1995 and 1994, respectively, and were primarily related to office equipment, test fixtures and development systems, tooling and leasehold improvements. The Company presently has no material capital expenditure commitments. Planned capital expenditures for 1997 are anticipated to total approximately $1.2 million. These planned capital projects include test fixtures and development systems, computer and office equipment and leasehold improvements to the Company's facilities.

       On July 1, 1995 the Company entered into a Credit Agreement with the U.S. branch of Creditanstalt-Bankverein (the "Bank"), a banking corporation of the Republic of Austria, replacing an earlier agreement between the Company and the Bank. Under the Credit Agreement, the Company may borrow up to an amount equal to 90% of the amount of eligible accounts receivable plus the lesser of $750,000 and 40% of the amount of eligible inventory, and accrue interest at
 .5% above the higher of the Bank's prime rate or the federal funds rate plus .5%. Loans may not in any event exceed $2.5 million. The Credit Agreement is collateralized by substantially all of the Company's assets, including accounts receivable and inventory. The Credit Agreement contains a variety of restrictive covenants, including prohibitions on the incurrence of additional indebtedness for borrowed money, dividends and stock repurchases. The Credit Agreement also requires the Company to be in compliance with certain financial ratios and other financial requirements. At December 31, 1996, there was $2.5 million available under the Credit Agreement and there were no outstanding borrowings under the Credit Agreement. The agreement expires on June 30, 1997, however the Company believes its financial position will enable it to negotiate any further credit agreements on comparable or more favorable terms.

       On July 23, 1996, the Board of Directors of the Company declared a distribution of one preferred stock purchase right for each outstanding share of the Company's common stock. The rights will be exercisable only if a person or group acquires or announces a tender or exchange offer for 20% or more of the Company's common stock. In such an event, each right will entitle shareholders to buy one-hundredth of a share of a new series of preferred stock at an exercise price of $115.00. Each one-hundredth of a share of the new preferred stock has terms designed to make it the economic and voting equivalent of one share of common stock.

       If a person or group acquires 20% or more of the Company's outstanding common stock, each right not owned by the person or group will entitle its holder to purchase at the right's exercise price a number of shares of the Company's common stock (or, at the option of the Company, the new preferred stock) having a market value of twice the exercise price. Further, at any time after a person or group acquires 20% or more (but less than 50%) of the outstanding common stock, the Board of Directors may at its option, exchange part or all of the rights (other than rights held by the acquiring person or group) for shares of the Company's common or preferred stock on a one-for-one basis.

       If after a person or group acquires 20% or more of the outstanding common stock the Company is acquired in a merger or other business transaction, each right will entitle its holder to purchase, at the right's exercise price, a number of the acquiring company's common shares having a market value at that time of twice the exercise price.

       The Board of Directors is entitled to redeem the rights for one cent per right at any time before a 20% position has been acquired. The Board of Directors is also authorized to reduce the 20% thresholds referred to above to not less than 10%.

       The rights are not being distributed in response to any specific effort to acquire control of the Company, nor is the Company aware of any such effort. The distribution of the rights will not affect the Company's reported earnings and is not taxable to shareholders or to the Company. Shareholders will not receive any documents evidencing their rights unless and until the rights become exercisable. Until that time, the rights will not trade separately from the common stock. The rights will expire on August 15, 2006.

       The impact of inflation on both the Company's financial position and the results of operations has been minimal and is not expected to adversely affect 1997 results. The Company's financial position continues to remain strong, enabling it to meet cash requirements for operations and capital expansion programs.

                                BACKLOG
-------------------------------------------------------------------------------

The Company's backlog consists of firm customer purchase orders for the Company's various products. At December 31, 1996 the Company had backlog of $0.9 million, a $1.2 million decrease from the December 31, 1995 backlog of $2.1 million. The decrease was due largely to a $1.3 million order relating to a one-time project for a major customer that was included in the December 31, 1995 backlog and was subsequently shipped in the first quarter of 1996. This one-time project was a contributing factor to the revenue increase in 1996.

            TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES
    STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
--------------------------------------------------------------------------------

The accompanying consolidated financial statements of Tollgrade Communications, Inc. and Subsidiaries have been prepared by management, who are responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and include amounts based on management's best estimates and judgements. Financial information elsewhere in this Annual Report is consistent with that in the financial statements.

          Management has established and maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded and that the financial records reflect the authorized transactions of the Company. The system of internal control includes widely communicated statements of policies and business practices that are designed to require all employees to maintain high ethical standards in the conduct of Company affairs. The internal controls are augmented by organizational arrangements that provide for appropriate delegation of authority and division of responsibility.

          The financial statements have been audited by Coopers & Lybrand L.L.P., Independent Public Accountants. As part of their audit of the Company's 1996 financial statements, Coopers & Lybrand L.L.P. considered the Company's system of internal control to the extent they deemed necessary to determine the nature, timing and extent of their audit tests. The Independent Public Accountants' Report follows.

         The Board of Directors pursues its responsibility for the Company's financial reporting through its Audit Committee, which is composed entirely of outside directors. The Audit Committee has met periodically with the Independent Public Accountants and management. The Independent Public Accountants had direct access to the Audit Committee, with and without the presence of management representatives, to discuss the results of their audit work and their comments on the adequacy of internal accounting controls and the quality of financial reporting.


/s/ CHRISTIAN L. ALLISON
    --------------------------
    Christian L. Allison
    Chief Executive Officer

/s/ SAMUEL C. KNOCH
    --------------------------
    Samuel C. Knoch
    Chief Financial Officer

January 29, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS
-------------------------------------------------------------------------------

To the Board of Directors of
Tollgrade Communications, Inc.:

          We have audited the accompanying consolidated balance sheets of Tollgrade Communications, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tollgrade Communications, Inc. and subsidiaries as of December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/ COOPERS & LYBRAND L.L.P.
-----------------------------
Pittsburgh, Pennsylvania
January 29, 1997

            TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                          DECEMBER 31, 1995         DECEMBER 31, 1996
---------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:

     Cash and cash equivalents                                                      $   15,157,387            $   4,591,273
     Short-term investments                                                                     --               12,342,592
     Accounts receivable:

         Trade                                                                           2,571,233                5,153,589
         Other                                                                              59,887                  304,434
     Inventories                                                                         6,021,466                8,569,818
     Prepaid expenses and deposits                                                         151,451                  549,753
     Deferred tax asset                                                                    159,500                  171,776
 ...........................................................................................................................

         TOTAL CURRENT ASSETS                                                           24,120,924               31,683,235
Property and equipment, net                                                              1,457,677                2,769,657
Deferred tax asset                                                                          80,100                  157,169
Patents and other assets                                                                    69,402                   15,569
 ...........................................................................................................................

         TOTAL ASSETS                                                               $   25,728,103           $   34,625,630
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:

     Accounts payable                                                              $     1,967,445          $     1,691,928
     Accrued expenses                                                                      161,264                1,077,151
     Accrued salaries and wages                                                            186,683                  769,855
     Royalty payable                                                                       561,436                  741,781
     Income taxes payable                                                                   84,800                  170,889
 ...........................................................................................................................

         TOTAL CURRENT LIABILITIES                                                       2,961,628                4,451,604
Deferred tax liability                                                                     157,100                  168,455
 ...........................................................................................................................

         TOTAL LIABILITIES                                                               3,118,728                4,620,059
Commitments
Shareholders' equity:
     Convertible preferred stock, $1.00 par value; authorized shares,
          10,000,000 issued shares, - 0- in 1995 and 1996, respectively                         --                       --
     Common stock, $.20 par value; authorized shares, 7,000,000;
          issued shares, 5,443,830 in 1995 and 5,620,417 in 1996                         1,088,766                1,124,083
     Additional paid-in capital                                                         22,339,022               24,091,210
     Treasury stock, at cost,- 0- shares in 1995 and 2,200 in 1996                              --                  (49,775)
     Unearned compensation                                                                (168,529)                (106,686)
     Retained earnings (accumulated deficit)                                              (649,884)               4,946,739
 ...........................................................................................................................

         TOTAL SHAREHOLDERS' EQUITY                                                     22,609,375               30,005,571
 ...........................................................................................................................

         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 $   25,728,103          $    34,625,630
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------------------------------------------
                                                                               YEARS ENDED DECEMBER 31,
                                                                  1994                  1995             1996
------------------------------------------------------------------------------------------------------------------
REVENUES                                                     $  14,722,559         $  22,309,629     $  37,489,949
COST OF PRODUCT SALES                                            8,168,784            11,328,660        18,321,677
 ..................................................................................................................
GROSS PROFIT                                                     6,553,775            10,980,969        19,168,272
 ..................................................................................................................
OPERATING EXPENSES:
     Selling and marketing                                       1,902,695             2,953,223         4,767,339
     General and administrative                                  1,268,293             1,471,222         2,551,959
     Research and development                                    1,585,322             2,636,770         3,921,091
 ..................................................................................................................
          Total operating expenses                               4,756,310             7,061,215        11,240,389
 ..................................................................................................................
Income from operations                                           1,797,465             3,919,754         7,927,883
OTHER INCOME (EXPENSE):
     Interest expense                                             (273,183)              (58,583)           (3,076)
     Interest and other income                                       3,311                78,656           848,569
 ..................................................................................................................
                                                                  (269,872)               20,073           845,493
 ..................................................................................................................
INCOME BEFORE INCOME TAXES                                       1,527,593             3,939,827         8,773,376
PROVISION (BENEFIT) FOR INCOME TAXES                              (617,000)            1,418,000         3,176,753
 ..................................................................................................................
          Net income                                         $   2,144,593         $   2,521,827     $   5,596,623
------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE INFORMATION:
     Weighted average shares of common stock
       and equivalents                                           4,257,299             4,561,640         6,004,353
 ..................................................................................................................
     Fully diluted net income per common and
       common equivalent shares                              $         .31         $         .55     $         .93
------------------------------------------------------------------------------------------------------------------
COMPONENTS OF INCOME APPLICABLE TO COMMON STOCK:
     Net income                                              $   2,144,593         $   2,521,827     $   5,596,623
     Accretion of fair market value of
       redeemable warrants                                        (833,715)                   --                --
 ..................................................................................................................
     Net income applicable to common stock                   $   1,310,878         $   2,521,827     $   5,596,623
------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

            TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       ADDITIONAL
                                                PREFERRED STOCK                COMMON STOCK              PAID-IN      SUBSCRIPTIONS
                                             SHARES        AMOUNT        SHARES            AMOUNT        CAPITAL        RECEIVABLE
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993               1,326,659    $ 1,326,659     1,748,009      $    349,602    $ 2,768,757      $      --

Exercise of common stock options                  --             --       326,518            65,303        855,528       (552,264)

Issuance of common stock through
     rights offering, net of offering
     costs                                        --             --       140,944            28,189        642,343       (129,566)

Conversion of preferred stock to
     common stock                           (367,938)      (367,938)      367,938            73,588        294,350             --

Restricted stock:
     Issuance of common stock                     --             --         8,403             1,681         40,337             --

     Compensation charged to expense,
          net                                     --             --            --                --             --             --

Shares forfeited                                  --             --          (385)              (77)        (1,474)            --

Tax benefit from vesting of restricted
     stock and exercise of stock options          --             --            --                --        100,000             --

Accretion of fair market value of
     redeemable warrants                          --             --            --                --       (833,715)            --

Issuance costs for private placement
     offering in 1995                             --             --            --                --        (31,740)            --

Net income                                        --             --            --                --             --             --
 ...................................................................................................................................


Balance at December 31, 1994                 958,721        958,721     2,591,427           518,286      3,834,386       (681,830)

Receipt of stock subscriptions                    --             --            --                --             --        681,830

Issuance of common stock through
     private placement offering,
     net of offering costs                        --             --       463,337            92,667      2,054,255             --

Conversion of preferred stock
     to common stock                        (958,721)      (958,721)      958,721           191,744        766,977             --

Restricted stock:

     Issuance of common stock                     --             --        18,960             3,792        185,803             --

     Compensation charged to expense,
          net                                     --             --            --                --             --             --

Tax benefit from vesting of
     restricted stock                             --             --            --                --         29,200             --

Cancellation of treasury stock                    --             --       (74,200)          (14,840)       (13,360)            --

Issuance of common stock
     through initial public offering,
     net of offering costs                        --             --     1,485,585           297,117     15,481,761             --

Net income                                        --    $        --            --                --             --             --
 ...................................................................................................................................


Balance at December 31, 1995                      --             --     5,443,830         1,088,766     22,339,022             --


ISSUANCE COSTS FOR INITIAL
     PUBLIC OFFERING IN 1995                      --             --            --                --        (55,889)            --

EXERCISE OF COMMON STOCK OPTIONS                  --             --       179,027            35,805        439,005             --

RESTRICTED STOCK - COMPENSATION
      CHARGED TO EXPENSE, NET                     --             --            --                --             --             --

SHARES FORFEITED                                  --             --        (2,440)             (488)        (8,999)            --

TAX BENEFIT FROM EXERCISE OF
     STOCK OPTIONS                                --             --            --                --      1,378,071             --

NET INCOME                                        --             --            --                --             --             --
 ...................................................................................................................................

BALANCE AT DECEMBER 31, 1996                      --     $       --     5,620,417      $  1,124,083    $24,091,210             --
-----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                                                  RETAINED
                                                                                  EARNINGS
                                                 TREASURY         UNEARNED      (ACCUMULATED
                                                  STOCK         COMPENSATION      DEFICIT)      TOTAL
---------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                     $(28,200)       $ (11,456)     $(5,316,304) $  (910,942)
Exercise of common stock options                       --               --               --      368,567
Issuance of common stock through
     rights offering, net of offering
     costs                                             --               --               --      540,966
Conversion of preferred stock to
     common stock                                      --               --               --           --
Restricted stock:
     Issuance of common stock                          --          (42,018)              --           --
     Compensation charged to expense,
          net                                          --            9,050               --        9,050
Shares forfeited                                       --            1,551               --           --
Tax benefit from vesting of restricted
     stock and exercise of stock options               --               --               --      100,000
Accretion of fair market value of
     redeemable warrants                               --               --               --     (833,715)
Issuance costs for private placement
     offering in 1995                                  --               --               --      (31,740)
Net income                                             --               --        2,144,593    2,144,593
 .........................................................................................................

Balance at December 31, 1994                      (28,200)         (42,873)      (3,171,711)   1,386,779

Receipt of stock subscriptions                         --               --               --      681,830
Issuance of common stock through
     private placement offering,
     net of offering costs                             --               --               --    2,146,922
Conversion of preferred stock
     to common stock                                   --               --               --           --
Restricted stock:
     Issuance of common stock                          --         (189,595)              --           --
     Compensation charged to expense,
          net                                          --           63,939               --       63,939
Tax benefit from vesting of
     restricted stock                                  --               --               --       29,200
Cancellation of treasury stock                     28,200               --               --           --
Issuance of common stock
     through initial public offering,
     net of offering costs                             --               --               --   15,778,878
Net income                                             --               --        2,521,827    2,521,827

 .........................................................................................................

Balance at December 31, 1995                           --         (168,529)        (649,884)  22,609,375


ISSUANCE COSTS FOR INITIAL
     PUBLIC OFFERING IN 1995                           --               --               --      (55,889)
EXERCISE OF COMMON STOCK OPTIONS                  (49,775)              --               --      425,035
RESTRICTED STOCK - COMPENSATION

      CHARGED TO EXPENSE, NET                          --           52,356               --       52,356
SHARES FORFEITED                                       --            9,487               --           --
TAX BENEFIT FROM EXERCISE OF
     STOCK OPTIONS                                     --               --               --    1,378,071
NET INCOME                                             --               --        5,596,623    5,596,623
 .........................................................................................................

BALANCE AT DECEMBER 31, 1996                     $(49,775)       $(106,686)     $ 4,946,739  $30,005,571
---------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of the consolidated financial statements.

            TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------------
                                                                                      YEAR ENDED DECEMBER 31,
                                                                           1994                  1995                1996
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                             $ 2,144,593           $ 2,521,827         $  5,596,623
Adjustments to reconcile net income to net cash provided
  by operating activities:
         Depreciation and amortization                                     187,438               342,310              688,323
         Deferred income taxes                                            (712,000)              692,000              (77,990)
         Provision for losses on inventory                                 107,530                60,000               95,000
         Compensation expense for restricted stock                           9,050                63,939               52,356
         Amortization of debt discount for redeemable warrants              13,225                    --                   --
         Loss on sale of property and equipment                              5,319                    --                   --
Changes in assets and liabilities:
         Increase in accounts receivable-trade                            (335,183)             (892,290)          (2,582,356)
         (Increase) decrease in accounts receivable-other                  (45,451)               29,222             (192,716)
         Increase in inventories                                        (1,233,457)           (3,250,474)          (2,643,352)
         Increase in prepaid expenses and deposits                         (11,098)             (109,982)            (398,302)
         (Decrease) increase in accounts payable                           169,720               457,809             (275,517)
         Increase in accrued expenses and royalty payable                  225,917               389,048            1,679,404
         Increase in income taxes payable                                   16,998                66,194               86,089
 .............................................................................................................................
                  Net cash provided by  operating activities               542,601               369,603            2,027,562
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
         Purchase of short-term investments                                (74,219)                   --          (20,690,542)
         Redemption/maturity of short-term investments                          --                74,219            8,347,950
         Capital expenditures                                             (540,605)           (1,040,062)          (1,993,541)
         Patent expenditures                                               (13,052)               (3,405)              (4,760)
         Other                                                             (51,831)                   --                   --
 .............................................................................................................................
                  Net cash used in investing activities                   (679,707)             (969,248)         (14,340,893)
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
         Net borrowings (repayments) under line of credit                  275,000              (865,719)                  --
         Payments on long-term debt                                       (200,000)           (1,800,000)                  --
         Payment of convertible subordinated debentures                    (40,000)                   --                   --
         Purchase of stock warrants                                             --            (1,253,708)                  --
         Proceeds from issuance of common stock, net of issuance costs     788,205             2,146,922                   --
         Proceeds from the exercise of stock options including
           related tax benefits                                                 --                    --            1,803,106
         Proceeds from initial public offering, net of issuance costs           --            16,107,694              (55,889)
         Receipt of stock subscriptions                                         --               681,830                   --
 .............................................................................................................................
                  Net cash provided by  financing activities               823,205            15,017,019            1,747,217
 .............................................................................................................................
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       686,099            14,417,374          (10,566,114)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              53,914               740,013           15,157,387
 .............................................................................................................................
Cash and cash equivalents at end of year                               $   740,013           $15,157,387         $  4,591,273
-----------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
         Cash paid during the year for interest                        $   249,703           $    79,101         $      3,076
         Cash paid during the year for income taxes                         61,748               658,765            2,013,981
         Noncash financing and operating activities:
                  Issuance of restricted common stock at no cost            42,018               189,595                   --
                  Tax benefit from vesting of restricted stock             100,000                29,200                   --
                  Conversion of preferred stock to common stock            367,938               951,721                   --
                  Conversion of preferred stock to common stock in
                    treasury                                                    --                 7,000                   --
                  Subscriptions receivable for issuance of
                    common stock                                           681,830                    --                   --
                  Issuance costs for initial public offering in
                    accounts payable                                            --               328,816                   --
                  Conversion of officer compensation, net of taxes to
                    common stock                                            89,588                    --                   --
                  Accretion in value of redeemable warrants                833,715                    --                   --

The accompanying notes are an integral part of the consolidated financial statements.

                TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION AND BASIS OF PRESENTATION:

Tollgrade Communications, Inc. (the "Company") designs, engineers, markets and supports its proprietary electronic equipment for use by telephone companies to use their existing line test systems to remotely diagnose problems in Plain Old Telephone Service ("POTS") lines containing both copper and fiber optics. The Company was organized in 1986 and began operations in 1988.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION:

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS:

The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Substantially all of the Company's cash and cash equivalents is maintained at one financial institution. No collateral or security is provided on these deposits, other than $100,000 of deposits per financial institution insured by the Federal Deposit Insurance Corporation.

SHORT-TERM INVESTMENTS:

The short-term investments at December 31, 1996 consisted of individual municipal bonds stated at cost, which approximated market value. The municipal bonds have a maturity of one year or less at date of purchase and/or contain a callable provision in which the bonds can be called within one year from date of purchase. The primary investment purpose is to provide a reserve for future business purposes, including possible acquisitions, capital expenditures and to meet working capital requirements. In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the new accounting and disclosure rules for this standard in the first quarter of 1996. The Company classifies its investment in debt securities as "held-to-maturity."

INVENTORIES:

Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out method. The Company provides appropriate reserves for any inventory deemed slow moving or obsolete.

PROPERTY AND EQUIPMENT:

Property and equipment is stated at cost. Property and equipment is depreciated on a straight-line method over their estimated useful lives ranging from 3 to 7 years. Leasehold improvements are amortized over the related lease period or the estimated useful life, whichever is shorter.

The cost of renewals and betterments that extend the lives or productive capacities of properties is capitalized. Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property and equipment retired or otherwise disposed of and the related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in current operations.

PATENTS:

The costs of patents and patent applications are being amortized on a straight-line method over a period of five years.

PRODUCT WARRANTY:

The Company records estimated warranty costs on the accrual basis of accounting. These reserves are based on applying historical returns and cost experience to the current level of product shipments.

REVENUE RECOGNITION:

Revenue from product sales is recognized at the time of shipment. Revenue for license and royalty fees is recognized when earned.

RESEARCH AND DEVELOPMENT COSTS:

Research and development costs are charged to operations in the year incurred.

INCOME TAXES:

The Company follows the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, deferred tax liabilities and assets are determined based on the "temporary differences" between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

RECLASSIFICATIONS:

Certain reclassifications have been made to the Company's 1995 and 1994 financial statements to agree with current year classifications.

PER SHARE INFORMATION:

Net income per share is computed using the weighted average number of common shares and common share equivalents outstanding during the periods presented. Common share equivalents result from outstanding options and warrants to purchase common stock and convertible preferred stock. Pursuant to the requirements of the Securities and Exchange Commission, common, restricted and convertible preferred shares issued by the Company during the twelve months immediately preceding the initial public offering (See Note 2) plus the number of shares issuable upon exercise of stock options and warrants granted during this period, have been included in the calculation of the shares used in computing net income per share as if they were outstanding for all periods presented (using the treasury stock method and the public offering price in calculating equivalent shares).

2.   INITIAL PUBLIC OFFERING:

On December 14, 1995, the Company completed an initial public offering of common stock, receiving net proceeds (after deduction of underwriting discounts and other offering costs of $2,048,142) of $15,778,878 from the sale of 1,485,585 shares of common stock at the initial public offering price of $12 per share. The Company expects to use the net proceeds to provide working capital for general corporate purposes, including the introduction and development of new products.

3.  STOCK SPLIT:

On October 16, 1995, the Board of Directors approved a seven-for-ten reverse split of its common stock which was ratified on November 12, 1995 by the shareholders. All references in the accompanying consolidated financial statements to the number of shares of common stock and convertible preferred stock have been retroactively restated to reflect a seven-for-ten reverse stock split.

4.   INVENTORIES:

Inventories consisted of the following:

                                                               DECEMBER 31, 1995           DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------
Raw materials                                                    $     2,577,638               $   3,816,242
Work in process                                                        1,730,364                   3,808,842
Finished goods                                                         1,713,464                     944,734
 ............................................................................................................

                                                                 $     6,021,466               $   8,569,818
------------------------------------------------------------------------------------------------------------

5.   PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following:

                                                               DECEMBER 31, 1995           DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------
Test equipment and tooling                                       $     1,023,052               $   1,715,227
Office equipment and fixtures                                            786,287                   1,672,929
Leasehold improvements                                                   439,913                     854,637
 ............................................................................................................

                                                                       2,249,252                   4,242,793
Less accumulated depreciation and amortization                           791,575                   1,473,136
 ............................................................................................................

                                                                 $     1,457,677               $   2,769,657
------------------------------------------------------------------------------------------------------------

In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires review and measurement methods to calculate impairment of long-lived assets whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted this standard in 1996 and the new standard did not impact the financial position and results of operations of the Company.

6.   DEBT:

FINANCING AGREEMENT:

During 1994, the Company maintained a financing agreement with the U.S. branch of Creditanstalt-Bankverein, a banking corporation of the Republic of Austria. At December 31, 1994, the financing agreement, as amended on July 8, 1994, provided for a revolving line of credit up to $1,000,000 and for a $2,000,000 term loan. Balances outstanding as of December 31, 1994 were $865,719 under the line of credit and $2,000,000 under the term loan.

The line of credit was due upon demand with interest payable at the bank's prime rate (8.5% at December 31, 1994) plus 1%. The line of credit had a weighted average interest rate during 1994 of 8.6%. Borrowings under the line were limited to 90% of eligible accounts receivable. The agreement contained a commitment fee of 1/2 of 1% per annum on the average unused borrowing capacity. During April 1995, the Company repaid the entire balance outstanding of $865,719 on the line of credit.

The $2,000,000 term loan was payable in semi-annual installments of $200,000 on November 30 and May 31 of each year with a balloon payment of $1,000,000 due May 31, 1997. Interest was payable monthly at the bank's prime rate (8.5% at December 31, 1994) plus 2%. The term loan had a weighted average interest rate during 1994 of 9.2%. Required principal payments under the term loan were $400,000 in both 1995 and 1996 and $1,000,000 in 1997. On February 9, 1995, the
Company used the proceeds from a private placement and rights offerings to repay the balance outstanding on the term loan of $1,800,000 (refer to Note 7).

On July 1, 1995, the Company entered into a new credit agreement with the U.S. Branch of Creditanstalt-Bankverein providing for maximum borrowing of $2,500,000 under a revolving line of credit. This agreement expires on June 30, 1997. Borrowings under the line are limited to 90% of eligible accounts receivable plus the lesser of $750,000 and 40% of eligible inventory and accrue interest at .5% above the higher of the bank's prime rate or the federal funds rate plus .5%. The financing agreement is collateralized by substantially all of the Company's assets, including accounts receivable and inventory, and contains certain financial covenants including the prohibition on the incurrence of additional indebtedness for borrowed money and the payment of dividends. At December 31, 1996, there were no outstanding borrowings under the credit agreement.

7.   SHAREHOLDERS' EQUITY:

CONVERTIBLE PREFERRED STOCK:

The non-voting convertible preferred stock, issued prior to 1994, was redeemable at the option of the Company, at a price equal to the issuance price, plus 13% of the issuance price for each year the shares are outstanding, limited to 165% of the issuance price. The preferred stock had a liquidation value equal to the issuance price reduced by the amount of preferred stock dividends paid. In addition, the preferred stock was convertible into shares of common stock at any time, on a one-for-one basis.

In 1994, 367,938 shares of preferred stock were converted to common stock. During 1995, the remaining shares of preferred stock were converted into 958,721 shares of common stock.

COMMON STOCK:

The Company has 7,000,000 authorized shares which have a par value of $ .20 per share. As of December 31, 1995 and 1996, there are 5,443,830 and 5,620,417 issued shares, respectively.

RIGHTS OFFERING:

On September 19, 1994, the Company offered for sale to every common or preferred shareholder non-transferable rights to subscribe to one share of common stock at a purchase price of $5 per share for every four shares of common or preferred stock held on that date. During September 1994, the Company sold 140,944 shares of common stock under the rights offering for an aggregate price of $704,720. As of December 31, 1994, the rights offering was closed. Subscriptions receivable related to this offering totaled $129,566 at December 31, 1994, which were collected in 1995. The proceeds from the offering were reduced by $34,188 for costs incurred in connection with the offering.

PRIVATE PLACEMENT OFFERING:

During January and February 1995, the Company sold 463,337 shares of common stock at an issue price of $5 per share in a private placement offering for an aggregate price of $2,316,685. These proceeds were reduced by $201,503 for costs incurred in connection with the offering, of which $31,740 was incurred in 1994.

RESTRICTED STOCK:

In May 1989, the Company adopted the Tollgrade Communications, Inc. Restricted Stock Employee Incentive Plan (the "Plan"), which provides for the granting of restricted common stock to key employees. A maximum of 140,000 shares were issuable under the Plan. During 1994, 1995 and 1996, 8,403, 18,960 and -0-shares, respectively, of restricted stock under the Plan were issued. Additionally, prior to 1994, the Company had granted a total of 184,731 shares of restricted common stock to certain key employees, of which 14,000 were granted under the provisions of this Plan.

All shares of restricted stock were issued at no cost. Generally, the recipients of the restricted stock are required to continue in the employment of the Company for three to five years after the date of issuance for ownership to vest. The unearned compensation related to the restricted stock is being charged to expense over the vesting period using the market value at the issuance dates, ranging from $.571 to $10.00, as determined by the board of directors. Compensation expense was $9,050, $63,939 and $52,356 in 1994, 1995 and 1996, respectively. In 1994, 1995 and 1996, 385, -0- and 2,440, shares of restricted stock, respectively, were forfeited due to the termination of certain employees.

Accordingly, the compensation expense recorded for these shares in prior periods amounting to $1,551, $-0- and $9,487 was reversed in 1994, 1995 and 1996, respectively. At December 31, 1996, all shares of restricted common stock granted had vested with the exception of the 18,960 shares granted under the Plan in 1995, which vest in December 1998.

Stock Compensation Plans:

Under the Company's stock option plans, officers and other employees may be granted options to purchase shares of the Company's common stock. The option price on all outstanding options is equal to the fair market value of the stock at the date of the grant.

The shares authorized but not granted under the Company's stock option plans were 302,168 at December 31, 1995 and 126,168 at December 31, 1996.

Prior to and during 1995 and 1996, certain employees of the Company were granted stock awards under the Long-term Incentive Compensation Plan, the Restricted Stock Employee Incentive Plan and various other agreements. Such awards consisted of stock options and restricted stock awards. The Company has adopted the disclosure-only provisions of the Financial Accounting Standards Board ("SFAS") No. 123 "Accounting for Stock-based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost for these stock awards based on the fair value at the grant dates for awards granted under those plans in 1995 and 1996, consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below:

                                                         YEAR ENDED DECEMBER 31, 1995        YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------------------------------------------------
Net income                          As reported                $   2,521,827                         $   5,596,623
                                    Pro forma                  $   2,497,780                         $   5,266,133
 .........................................................................................................................
Fully diluted earnings per share    As reported                $         .55                         $         .93
                                    Pro forma                  $         .55                         $         .88

The fair value of the stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 1995 and 1996: expected volatility of 46.5%; a risk free interest rate of 5.44% in 1995 and 5.64% in 1996; and an expected holding period of 4 years. The weighted average fair value of stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended 1995 and 1996 is $5.40 and $10.71, respectively.

Transactions involving stock options are summarized below:

                                            NUMBER OF SHARES        RANGE OF OPTION PRICE   WEIGHTED AVERAGE EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1993                625,628                $ .957 - $4.29                  $   3.06
Granted                                       271,600                   .957 - 5.50                      2.20
Exercised                                    (326,518)                  .957 - 4.29                      2.82
Cancelled                                     (89,110)                         4.29                      4.29

---------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1994                481,600                   .957 - 5.50                      2.52
Granted                                       333,982                 12.00 - 15.00                     12.65
Exercised                                          --                            --                        --
Cancelled                                    (105,000)                         4.41                      4.41

---------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1995                710,582                  .957 - 15.00                      7.00
Granted                                       201,500                 21.75 - 25.75                     25.33
Exercised                                    (179,027)                 1.43 - 15.00                      2.67
Cancelled                                      (3,000)                        12.00                     12.00

---------------------------------------------------------------------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 1996                730,055                $.957 - $25.75                  $  13.10
---------------------------------------------------------------------------------------------------------------------------

Options exercisable at:

-------------------------------------------------------------------------------------------------------------------------
                                                            NUMBER OF SHARES              WEIGHTED AVERAGE EXERCISE PRICE
December 31, 1994                                               481,600                             $    2.52
December 31, 1995                                               578,694                                  5.61
December 31, 1996                                               542,369                                 10.33


The following table summarizes the status of the stock options, outstanding and exercisable at December 31, 1996:

                                                     STOCK OPTIONS OUTSTANDING               STOCK OPTIONS EXERCISABLE
-----------------------------------------------------------------------------------------------------------------------------
                                             WEIGHTED AVERAGE
  RANGE OF EXERCISE                             REMAINING          WEIGHTED AVERAGE                          WEIGHTED AVERAGE
       PRICES             SHARES             CONTRACTUAL LIFE      EXERCISE PRICE          SHARES             EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------------------------
  $.975                  105,000                  2 years             $    .957           105,000                $   .957
 .............................................................................................................................
  $2.14 to $5.50          97,300                2.1 years             $    2.38            97,300                $   2.38
 .............................................................................................................................
  $12.00 to $15.00       326,255                  9 years             $   12.65           262,941                $  12.54
 .............................................................................................................................
  $21.75 to $25.75       201,500                9.9 years             $   25.33            77,128                $  25.58
 .............................................................................................................................
  Total                  730,055                                      $   13.10           542,369                $  10.33
-----------------------------------------------------------------------------------------------------------------------------

REDEEMABLE WARRANTS:

In association with the bank financing agreement (refer to Note 6), the Company issued to the bank over a four year period, at no cost, warrants to purchase shares of common stock in the amount of 438,798 shares. The warrants were exercisable by the bank up to six years from the termination date of the financing agreement. The $250,738 value assigned to the warrants was recorded as a discount on the related debt. For the year ended December 31, 1994, $13,225 of the discount was amortized and recorded as interest expense.

The warrants contained an anti-dilutive provision if additional shares of stock (other than through a stock split) were issued for a consideration per share less than market value. In addition, the warrants granted the bank, at its sole option, the right to require the Company to repurchase all or any portion of the warrants on or after April 30, 1994. The repurchase price was the fair market value of the common stock purchasable with the warrants, as defined in the financing agreement.

On July 8, 1994, the Company entered into an agreement with the bank under which the repurchase provisions of the warrants were eliminated and a stock redemption agreement was established. Under the stock redemption agreement, the consideration to be paid per share would be the market value of the shares on the day of the offer.

In December 1994, the bank offered to sell all of its warrants to the Company at $2.86 per warrant through February 15, 1995. On February 9, 1995, the Company repurchased all of the warrants from the bank at the price of $2.86 per warrant for an aggregate purchase price of $1,253,708. As a result of such repurchase, the stock redemption agreement was terminated.

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS:

In order to protect shareholder value in the event of an unsolicited offer to acquire the Company, on July 23, 1996, the Board of Directors of the Company declared a dividend of one preferred stock purchase right for each outstanding share of the Company's common stock. The dividend was payable on August 15, 1996 to shareholders of record as of that date. The aforementioned rights are exercisable only if a person or group acquires or announces an offer to acquire 20% or more of the Company's common stock. In such an event, each right will entitle shareholders to buy one-hundredth of a share of a new series of preferred stock at an exercise price of $115.00. Each one-hundredth of a share of the new preferred stock has terms designed to make it the economic and voting equivalent of one share of common stock.

If a person or group acquires 20% or more of the Company's outstanding common stock, each right not owned by the person or group will entitle its holder to purchase at the right's exercise price a number of shares of the Company's common stock (or, at the option of the Company, the new preferred stock) having a market value of twice the exercise price. Further, at any time after a person or group acquires 20% or more (but less than 50%) of the outstanding common stock, the Board of Directors may at its option, exchange part or all of the rights (other than rights held by the acquiring person or group) for shares of the Company's common or preferred stock for a one-for-one basis. Each right further provides that if the Company is acquired in a merger or other business transaction, each right will entitle its holder to purchase, at the right's exercise price, a number of the acquiring company's common shares having a market value at that time of twice the exercise price.

The Board of Directors is entitled to redeem the rights for one cent per right at any time before a 20% position has been acquired. The Board of Directors is also authorized to reduce the 20% thresholds referred to above to not less than 10%.

8.   LICENSE AND ROYALTY FEES:

The Company has entered into several technology license agreements with certain major Digital Loop Carrier ("DLC") vendors under which the Company has been granted access to the licensor's patent technology and the right to manufacture and sell the patent technology in the Company's product line. The Company is obligated to pay royalty fees, as defined, through the terms of these license agreements. Royalty fees of $254,300, $1,075,800 and $1,779,700 were paid in 1994, 1995 and 1996, respectively, and are included in cost of product sales in the accompanying consolidated statements of operations.

 9.   INCOME TAXES:

The provision (benefit) for income taxes consisted of the following:

                                                                                            DECEMBER 31,
                                                                               1994              1995               1996
---------------------------------------------------------------------------------------------------------------------------
                  Current:
                      Federal                                              $      45,000     $     641,400      $ 2,938,491
                      State                                                       50,000            84,600          316,252
 ...........................................................................................................................
                                                                                  95,000           726,000        3,254,743
---------------------------------------------------------------------------------------------------------------------------
                  Deferred:

                      Federal                                                    514,000           640,000         (111,056)
                      State                                                     (166,000)           52,000           33,066
                      Valuation allowance reversal                            (1,060,000)               --               --
 ...........................................................................................................................
                                                                                (712,000)          692,000          (77,990)
 ...........................................................................................................................
                                                                           $    (617,000)    $   1,418,000      $ 3,176,753
---------------------------------------------------------------------------------------------------------------------------

Reconciliations of the federal statutory to the effective tax rates are as follows:

                                                                                                DECEMBER 31,
                                                                                    1994            1995          1996
-----------------------------------------------------------------------------------------------------------------------
Federal statutory tax rate                                                           34%             34%           34%
                  Research and development tax credit                                --              (3)           (1)
                  Reversal of valuation allowance                                   (69)             --            --
                  State income taxes                                                  2               5             2
                  Reinstatement of state NOLs                                        (7)             --            --
                  Other                                                              --              --             1
 .......................................................................................................................
                  Effective tax rate                                                (40)%            36%           36%
-----------------------------------------------------------------------------------------------------------------------

The components of net deferred tax assets and liabilities were as follows:

                                                                          DECEMBER 31,  1995            DECEMBER 31,  1996
State net operating loss carryforwards                                     $      108,700                       $   58,750
Other, net                                                                        (26,200)                         101,740
 ...........................................................................................................................
                Total net deferred tax assets                              $       82,500                       $  160,490
---------------------------------------------------------------------------------------------------------------------------

The Company had a state tax operating loss carryforward at December 31, 1996 of approximately $500,000 which will expire in 1997. The valuation allowance of $1,060,000 established against the net deferred tax assets at December 31, 1993 was reversed in the fourth quarter of 1994 because management determined that it is more likely than not that all of the deferred tax asset will be realized.

10.   LEASE COMMITMENTS:

The Company leases office space and equipment under agreements which are accounted for as operating leases. The office lease expires December 31, 1998 and may be extended up to an additional 12 years. The equipment lease expires in September 2000. The Company is also involved in various month-to-month leases for research and development equipment. In addition, the office lease includes provisions for possible adjustments in annual future rental commitments relating to excess taxes and excess maintenance costs that may occur. The Company made additional rental payments of $1,619 in 1996 and no additional rental payments in 1994 and 1995.

         Minimum annual future rental commitments under noncancellable leases as of December 31 are:
         1997 . . . . . . . . . . . . . . . . . . . . . . . . . .  $332,900
         1998 . . . . . . . . . . . . . . . . . . . . . . . . . .   332,900
         1999 . . . . . . . . . . . . . . . . . . . . . . . . . .    15,300
         2000 . . . . . . . . . . . . . . . . . . . . . . . . . .    13,500
         2001 . . . . . . . . . . . . . . . . . . . . . . . . . .         0
         The rent expense for all lease commitments was approximately $107,000,
         $273,000 and $335,000 in 1994, 1995, and 1996, respectively.

11.   MAJOR CUSTOMERS, REVENUE CONCENTRATION AND DEPENDENCE ON CERTAIN
      SUPPLIERS:

The Company sells precision electronic equipment to companies in the telecommunications industry primarily in the United States. Sales are concentrated primarily with the seven Regional Bell Operating Companies (RBOCs) as well as major independent telephone companies such as GTE Corporation and Sprint. Sales are primarily from the Company's MCU product line. The MCU product line accounted for more than 93% of the Company's net product sales for fiscal year 1996. The Company expects that revenues from MCU products will continue to account for a majority of the Company's revenues for the foreseeable future. Sales to the RBOCs accounted for approximately 96%, 95% and 86% of the Company's net product sales for fiscal years 1994, 1995 and 1996, respectively. During fiscal years 1994, 1995 and 1996, sales to four RBOCs comprised 78%, 72% and 73%, respectively, of the Company's net product sales. At December 31, 1995 and 1996, accounts receivable-trade included in the consolidated balance sheets related to these four RBOCs was approximately $1,363,000 and $3,253,000, respectively. Due to the Company's present dependency on the RBOCs, the loss of one or more of the RBOCs as a customer, or the reduction of orders for the Company's products by the RBOCs, could materially and adversely affect the Company.

The Company currently purchases all of its application specific integrated circuits, an important component of its products, from one supplier as well as utilizes one key subcontractor to perform a majority of its subassembly work. In addition, proprietary design integrated circuits, which are a key component of certain products, are the design and property of the manufacturer from which they are purchased. The license agreements under which the proprietary design integrated circuits are supplied can be terminated on relatively short notice. The loss of such license agreements, a reduction in the supply of the application specific integrated circuits or a reduction in the capacity for any reason of the Company's key subassembly contractor could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

12. EMPLOYEE BENEFIT PLANS: The Company has adopted a 401(k) benefit plan effective March 1, 1996. Eligible employees, as defined in the plan, may contribute up to 20% of eligible compensation, as defined. The Company does not make any matching contributions to the plan.

------------------------------------------------------------------------------
               STATEMENTS OF OPERATIONS DATA BY QUARTER:
------------------------------------------------------------------------------

The following table presents unaudited quarterly operating results for each of the Company's last eight fiscal quarters. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the data. Such quarterly results are not necessarily indicative of the future results of operations.

                                               (In thousands, except per share data)

                                                                              QUARTER ENDED
                                                                               (UNAUDITED)

                                       MARCH 31,   JUNE 30,  SEPT. 30,   DEC. 31,   MARCH 31,    JUNE 30,  SEPT. 30,   DEC. 31,
                                          1995       1995       1995       1995       1996         1996       1996       1996
-------------------------------------------------------------------------------------------------------------------------------
Revenues                                $ 5,796    $ 5,542    $ 5,307    $ 5,665     $ 6,849    $ 10,182   $ 10,080   $ 10,379
Cost of product sales                     3,112      2,711      2,743      2,763       3,463       4,971      5,000      4,888
 ...............................................................................................................................
Gross profit                              2,684      2,831      2,564      2,902       3,386       5,211      5,080      5,491

Operating expenses:
     Selling and marketing                  621        711        782        839         892       1,259      1,234      1,382
     General and administrative             330        381        351        409         480         596        672        804
     Research and development               524        604        686        823         713         878      1,044      1,286
 ...............................................................................................................................
Total operating expenses                  1,475      1,696      1,819      2,071       2,085       2,733      2,950      3,472
 ...............................................................................................................................
Income from operations                    1,209      1,135        745        831       1,301       2,478      2,130      2,019
Other income (expense)                      (37)        19         12         26         204         184         90        367
 ...............................................................................................................................
Income before income taxes                1,172      1,154        757        857       1,505       2,662      2,220      2,386
Provision  for income taxes                 422        415        273        308         548       1,050        824        754
 ...............................................................................................................................
Net income                              $   750    $   739    $   484    $   549     $   957    $  1,612   $  1,396   $  1,632
-------------------------------------------------------------------------------------------------------------------------------
Net income per common and
     common equivalent shares           $   .17    $   .16    $   .11    $   .12     $   .16    $    .27   $    .23   $    .27
-------------------------------------------------------------------------------------------------------------------------------
Weighted average shares of common stock
     and equivalents                      4,541      4,548      4,469      4,561       5,858       5,942      5,943      6,015
-------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                       COMMON STOCK MARKET PRICES
------------------------------------------------------------------------------

The Company's Common Stock has been included for quotation on the Nasdaq National Market System under the Nasdaq symbol "TLGD" since the Company's initial public offering in December 1995. The following table sets forth, for the periods indicated, the high and low closing sale prices for the Common Stock on such market:

                                               HIGH            LOW
--------------------------------------------------------------------
1995:
Fourth Quarter (since December 14, 1995)     $15-1/4         $14-1/4
 ....................................................................
1996:
FIRST QUARTER                                $18-1/4         $14-1/2
SECOND QUARTER                                  27            17-7/8
THIRD QUARTER                                 24-1/2          20-3/4
FOURTH QUARTER                                  31            22-1/2

At March 7, 1997, the Company had 475 holders of record of its Common Stock and 5,662,896 shares outstanding.

The Company has never paid any dividends on its common stock and does not expect to pay cash dividends in the foreseeable future. In addition, the Company is prohibited from paying dividends under the terms of a credit agreement with Creditanstalt Corporate Finance.

(See Note 6 in the accompanying consolidated financial statements).

                                                                          29