Form 10-K, Exhibit 13
period 1997-12-31
TOLLGRADE COMMUNICATIONS INC \PA\
filed 1998-03-25
CIK 1002531

                                                                    Exhibit 13.1



                      SELECTED CONSOLIDATED FINANCIAL DATA


The selected consolidated financial data of the Company as of December 31, 1993, 1994, 1995, 1996 and 1997 is derived from audited consolidated financial statements of the Company.

                                                                               (In thousands, except per share data)
                                                                                      Year Ended December 31,
                                                              1993             1994             1995          1996           1997
------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
Revenues(1)                                                 $ 10,089         $ 14,722         $22,310        $37,490        $45,421
Cost of product sales                                          5,860            8,168          11,329         18,322         20,104
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                   4,229            6,554          10,981         19,168         25,317
Operating expenses:
     Selling and marketing                                     1,409            1,903           2,953          4,767          5,446
     General and administrative                                1,079            1,268           1,471          2,552          3,768
     Research and development                                    769            1,585           2,637          3,921          5,945
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                       3,257            4,756           7,061         11,240         15,159
------------------------------------------------------------------------------------------------------------------------------------
Income from operations                                           972            1,798           3,920          7,928         10,158
Other income (expense), net                                     (295)            (270)             20            845            899
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                       677            1,528           3,940          8,773         11,057
Provision (benefit) for income taxes                              76             (617)          1,418          3,176          4,174
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                  $    601         $  2,145         $ 2,522        $ 5,597        $ 6,883
------------------------------------------------------------------------------------------------------------------------------------
Net income applicable to common stock (2)                   $    432         $  1,311         $ 2,522        $ 5,597        $ 6,883
------------------------------------------------------------------------------------------------------------------------------------
Earnings per share:
     Basic                                                  $    .25         $    .49         $   .60        $  1.02        $  1.21
     Diluted                                                     .12              .32             .56            .94           1.15
------------------------------------------------------------------------------------------------------------------------------------
Weighted average shares of common stock and equivalents:
     Basic                                                     1,707            2,674           4,228          5,501          5,686
     Diluted                                                   3,465            4,159           4,504          5,940          5,962
------------------------------------------------------------------------------------------------------------------------------------


                                                                                        As of December 31,
                                                             1993               1994            1995            1996          1997
------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Working capital                                              $   896           $3,195         $21,159         $27,232       $34,570
Total assets                                                   3,590            7,151          25,728          34,626        43,713
Long-term debt, less current portion                           1,800            1,400              --              --            --
Shareholders' equity (deficit)                                  (911)           1,387          22,609          30,006        38,101

                                                               1993             1994            1995            1996          1997
------------------------------------------------------------------------------------------------------------------------------------
OTHER DATA: (3)
Number of employees at year end                                  71                96             126             184           205
Average revenue per employee                                $   142            $  153         $   177         $   204       $   222

(1) Includes royalty and license fees of $75 and $250 for 1993 and 1997, respectively.

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

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

The statements contained in this Annual Report to Shareholders, specifically including those contained in the following Management's Discussion and Analysis of Results of Operations and Financial Condition, which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward looking statements. Results actually achieved may differ materially from expected results included in these statements. Reference is made to a discussion of the important risk factors detailed from time to time in the Company's SEC reports, including the report on Form 10-K for the year ended December 31, 1997, a copy of which may be obtained from the Company upon written request and without charge (except for the exhibits thereto).

OVERVIEW
Tollgrade Communications, Inc. (the "Company") was organized in 1986 and began operations in 1988. The Company designs, engineers, markets and supports proprietary products which enable local telephone companies to use their existing line test systems to remotely diagnose problems in Plain Old Telephone Service ("POTS") lines containing both copper and fiber optics. The Company's metallic channel unit ("MCU") product line, which includes POTS line testing as well as alarm-related products, represented more than 94% of the Company's revenue for the year ended December 31, 1997 and will continue to account for a majority of Tollgrade's revenues for the foreseeable future.

The Company's revenues include product sales as well as license and royalty fees paid to the Company for the use of its proprietary technology. The Company's product sales are primarily to the five Regional Bell Operating Companies ("RBOCs"), as well as major independent telephone companies such as Sprint. For the year ended December 31, 1997, 86% of revenue was from the five RBOCs, the two largest of which comprised 54% of revenues. The Company's operating results have fluctuated and may continue to fluctuate as a result of various factors, including the timing of orders from and shipments to the RBOCs.

Although international sales to date have not been significant, the Company believes the international markets offer opportunities. The Company intends to focus additional sales, marketing and development resources on increasing its international presence; however, there can be no assurance that these efforts will be successful or that the Company will achieve significant international sales.

Tollgrade believes that continued growth will depend on its ability to design and engineer new products and therefore spends a significant amount on research and development. Research and development expenses as a percent of revenues were approximately 13% for the year ended December 31, 1997. The Company expects its research and development expenses to continue at significant levels.



YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

REVENUES
Revenues for the year ended December 31, 1997 were $45.4 million, and were $7.9 million, or 21.2%, higher than revenues of $37.5 million for the year ended December 31, 1996. Revenues for both periods consisted almost entirely of product sales. 1997 revenues included $250,000 of royalty and license fees while similar fees for 1996 were immaterial. The increase in revenues is primarily associated with the increase in unit volume sales of the MCU product line as a result of increased market penetration and customer acceptance. The increase includes revenues of $0.7 million from six new products introduced in 1997. Overall, increased product demand is at least partly attributable to technology licensing agreements and/or joint venture relationships with certain major Digital Loop Carrier ("DLC") vendors, as well as continued expansion of a marketing program to train customers in advanced line test system trouble-shooting. Periodic fluctuations in customer orders and backlog result from a variety of factors, including but not limited to the timing of significant orders and shipments, and are not necessarily indicative of long-term trends in sales of the Company's products. Management believes that during fiscal year 1998 there is a possibility that one of the Company's major customers will have satisfied a substantial portion of its requirements for certain of the Company's important product lines. Management is focusing on the development of new product lines to attempt to meet the other requirements of this and other customers.

GROSS PROFIT
Gross profit for 1997 was $25.3 million compared to $19.2 million for 1996, representing an increase of $6.1 million, or 32.1%. Gross profit as a percentage of revenues increased to 55.7% for 1997 compared to 51.1% for 1996. The overall increase in gross profit margin resulted primarily from the increased sales levels, while improvements in gross margin as a percentage of sales were a result of increased sales volumes and increased manufacturing efficiencies. The Company's ability to sustain current gross margin levels will depend on its success in gaining further cost reductions as well as experiencing a similar mix of products sold and maintaining current pricing levels.

SELLING AND MARKETING EXPENSE
Selling and marketing expenses consist primarily of personnel costs as well as commissions and travel expenses of direct sales and marketing personnel, and costs associated with marketing programs. Selling and marketing expense for 1997 was $5.4 million, or 12.0% of revenues, compared to $4.8 million, or 12.7% of revenues for 1996. This increase of $0.6 million, or 14.2%, reflects additional salaries and benefits associated with increased staffing levels to support expanding product lines and increased consulting and travel expenses associated with the planned expansion into international markets.

The Company expects selling and marketing expenses to rise commensurate with increased revenues and selling efforts. The Company is continuing its efforts to expand its business by marketing new products, developing additional customer training programs and expanding its international presence.

GENERAL AND ADMINISTRATIVE EXPENSE
General and administrative expenses consist primarily of personnel costs for finance, administrative and general management personnel as well as accounting and legal expenses. General and administrative expense for 1997 was $3.8 million, or 8.3%, of revenues, compared to $2.6 million, or 6.8%, of revenues for 1996. This increase of $1.2 million, or 47.6%, is primarily attributable to additional salaries and benefits associated with increased staffing levels to support the expanded business operations and increased travel and business development activities.

RESEARCH AND DEVELOPMENT EXPENSE
Research and development expenses consist primarily of personnel costs and costs associated with the development of new products. Research and development expense for 1997 was $5.9 million, an increase of $2.0 million, or 51.6%, compared to $3.9 million for 1996. The increase was principally due to costs associated with additional personnel to support new product introductions. As a percentage of revenues, research and development expense was 13.1% for 1997 compared to 10.5% for 1996. The Company expenses all research and development costs as they are incurred.

OTHER INCOME AND EXPENSE
Other income, which consists primarily of interest income, was $0.9 million for 1997 compared to $0.8 million for 1996. The increase in other income was primarily attributable to increased interest income, which resulted from the increased levels of investable funds.

PROVISION FOR INCOME TAXES
The Company's effective tax rate for 1997 was 37.7% of income before income taxes, compared to the 36.2% rate in 1996. The slight increase reflects increases in state taxes offset by benefits from higher levels of tax-exempt interest and increased credits for research and development.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

REVENUES
Revenues for the year ended December 31, 1996 were $37.5 million, and were $15.2 million, or 68.0%, higher than revenues of $22.3 million for the year ended December 31, 1995. Revenues for both periods consisted almost entirely of product sales. Royalty and license fees were not material for either period. The increase in revenues is primarily associated with the increase in unit volume sales of the MCU product line as a result of increased market penetration and customer acceptance. The increase includes revenues of $5.6 million from eight new products introduced in 1996. Overall, increased product demand is at least partly attributable to technology licensing agreements and/or joint venture relationships with certain major DLC vendors, as well as continued expansion of a marketing program to train customers in advanced line test system trouble-shooting. In addition, revenues in the first quarter of 1996 included $1.3 million associated with the completion of a one-time project for a major customer. This project was not related to the Company's core MCU line testing product line.

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

LIQUIDITY AND CAPITAL RESOURCES
The Company had working capital of $34.6 million as of December 31, 1997 compared to working capital of $27.2 million as of December 31, 1996. The increase in working capital can be attributed to operating cash flow (income from operations before depreciation and amortization) exceeding the requirements for purchases of property and equipment. Cash provided by oper-ations was $2.6 million and $2.0 million for 1997 and 1996, respectively. Net income was the primary source of cash provided by operations for 1997 and 1996, offset by increased levels in accounts receivable and inventories due to increased product sales. Inventories increased 41.2% during the period due to the investment required to support increased sales of existing products, introduce new products and to maintain sufficient inventory stocking levels. As of December 31, 1997, the Company had $19.5 million of cash and cash equivalents, short-term and long-term investments which are available for acquisitions and other corporate requirements.

Capital expenditures were $1.2 million for 1997 and were primarily related to prototype tooling, test fixtures and development systems, computer and office equipment for increased staff, as well as leasehold improvements made to the Company's facilities. Capital expenditures were $2.0 million and $1.0 million for 1996 and 1995, respectively, and were primarily related to office equipment, test fixtures and development systems, tooling and leasehold improvements. The Company presently has no material capital expenditure commitments. Planned capital expenditures for 1998 are anticipated to total approximately $2.0 million. These planned capital projects include test fixtures and development systems, computer and office equipment and leasehold improvements to the Company's facilities.

On July 1, 1995, the Company entered into a Credit Agreement with the U.S. branch of Creditanstalt-Bankverein (the "Bank"), a banking corporation of the Republic of Austria, replacing an earlier agreement between the Company and the Bank. Under the Credit Agreement, the Company may borrow up to an amount equal to 90% of the amount of eligible accounts receivable plus the lesser of $750,000 and 40% of the amount of eligible inventory. Borrowings accrue interest at .5% above the higher of the Bank's prime rate or the federal funds rate plus .5%. Loans may not in any event exceed $2.5 million. The Credit Agreement is collateralized by substantially all of the Company's assets, including accounts receivable and inventory. The Credit Agreement contains a variety of restrictive covenants, including prohibitions on the incurrence of additional indebtedness for borrowed money, dividends and stock repurchases. The Credit Agreement also requires the Company to be in compliance with certain financial ratios and other financial requirements. At December 31, 1997, there was $2.5 million available under the Credit Agreement and there were no outstanding borrowings under the Credit Agreement. The agreement expires on June 30, 1998, however, the Company believes its financial position will enable it to negotiate any further credit agreements on comparable or more favorable terms.

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

If after a person or group acquires 20% or more of the outstanding common stock, each right will entitle its holder to purchase, at the right's exercise price, a number of the acquiring company's common shares having a market value at that time of twice the exercise price.

The Board of Directors is entitled to redeem the rights for one cent per right at any time before a 20% position has been acquired. The Board of Directors is also authorized to reduce the 20% thresholds referred to above to not less than 10%.

The rights were not distributed in response to any specific effort to acquire control of the Company, nor is the Company presently aware of any such effort. The distribution of the rights will not affect the

Company's reported earnings and is not taxable to shareholders or to the Company. Shareholders will not receive any documents evidencing their rights unless and until the rights become exercisable. Until that time, the rights will not trade separately from the common stock. The rights will expire on August 15, 2006.

On April 22, 1997 the Company's Board of Directors authorized a program to repurchase up to 200,000 shares of its common stock over the next two years. The shares will be utilized to provide stock under certain employee benefit programs. The number of shares that the Company intends to purchase and the time of such purchases will be determined by the Company, at its discretion. The Company plans to use existing cash and short-term investments to finance the repurchases. To date, the Company has purchased 12,800 shares of the Company's common stock under this program.

The impact of inflation on both the Company's financial position and the results of operations has been minimal and is not expected to adversely affect 1997 results. The Company's financial position enables it to meet cash requirements for operations and capital expansion programs.

IMPACT OF THE YEAR 2000 ISSUE
The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Company is currently assessing whether its existing computer systems will properly utilize dates beyond December 31, 1999. If modifications are required for its existing systems and the modifications are not completed on a timely basis, the Year 2000 Issue could have a material impact on the operations of the Company. The Company believes that it has no exposure to contingencies related to the Year 2000 Issue for the products it has sold.

The Company plans to engage in formal communication with all of its significant suppliers and large customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 Issue. There can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company. Presently, the Company does not have an estimate for the costs of the project and the date on which the Company plans to complete the Year 2000 modifications, if any. However, based upon the Company's initial assessment, the Company believes that the costs of the project will not be material.

ACCOUNTING PRONOUNCEMENTS
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. This Statement, which is effective for financial statements for fiscal years beginning after December 15, 1997, requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Additionally, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. This Statement, which is effective for financial statements for fiscal years beginning after December 15, 1997, also establishes standards for related disclosures about products and services, geographic areas and major customers. Management is currently evaluating the implication of these statements from both an operations and financial reporting perspective.

BACKLOG
The Company's backlog consists of firm customer purchase orders for the Company's various products. At December 31, 1997 the Company had backlog of $1.6 million, a $0.7 million increase from the December 31, 1996 backlog of $0.9 million. The increase was due largely to the receipt of certain orders under Original Equipment Manufacturer ("OEM") arrangements scheduled for shipment in the first quarter of 1998 and beyond.

                 TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES

                    STATEMENT OF MANAGEMENT'S RESPONSIBILITY
                             FOR FINANCIAL REPORTING



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

The financial statements have been audited by Coopers & Lybrand L.L.P., Independent Public Accountants. As part of their audit of the Company's 1997 financial statements, Coopers & Lybrand L.L.P. considered the Company's system of internal control to the extent they deemed necessary to determine the nature, timing and extent of their audit tests. The Independent Public Accountants' Report follows.

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


                                        /s/ CHRISTIAN L. ALLISON
                                        ------------------------
                                        Christian L. Allison
                                        Chief Executive Officer




                                        /s/ SAMUEL C. KNOCH
                                        -------------------------------------
                                        Samuel C. Knoch
                                        Chief Financial Officer and Treasurer



                                        January 27, 1998

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors of Tollgrade Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Tollgrade Communications, Inc. and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tollgrade Communications, Inc. and subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.




                                                 /s/ COOPERS & LYBRAND L.L.P.
                                                 ----------------------------
                                                 COOPERS & LYBRAND L.L.P.





                                                 Pittsburgh, Pennsylvania



                                                 January 27, 1998

   TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

ASSETS                                                                  December 31, 1996   December 31, 1997
--------------------------------------------------------------------------------------------------------------
Current assets:
     Cash and cash equivalents                                                $ 4,591,273         $ 3,183,944
     Short-term investments                                                    12,342,592          15,666,626
     Accounts receivable:
         Trade                                                                  5,153,589           7,884,683
         Other                                                                    304,434             517,090
     Inventories                                                                8,569,818          12,101,114
     Prepaid expenses and deposits                                                549,753             409,252
     Deferred tax asset                                                           171,776             213,216
--------------------------------------------------------------------------------------------------------------
          Total current assets                                                 31,683,235          39,975,925
Long-term investments                                                                  --             600,000
Property and equipment, net                                                     2,769,657           3,001,824
Deferred tax asset                                                                157,169             126,895
Patents and other assets                                                           15,569               8,568
--------------------------------------------------------------------------------------------------------------

          Total assets                                                        $34,625,630         $43,713,212
--------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------
Current liabilities:
--------------------------------------------------------------------------------------------------------------
     Accounts payable                                                         $ 1,691,928         $   959,185
     Accrued expenses                                                           1,077,151           1,091,990
     Accrued salaries and wages                                                   769,855           1,529,525
     Royalty payable                                                              741,781             878,780
     Income taxes payable                                                         170,889             946,233
--------------------------------------------------------------------------------------------------------------
          Total current liabilities                                             4,451,604           5,405,713
Deferred tax liability                                                            168,455             206,116
--------------------------------------------------------------------------------------------------------------
          Total liabilities                                                     4,620,059           5,611,829
Commitments
Shareholders' equity:
     Preferred stock, $1.00 par value; authorized shares,
          10,000,000 issued shares, -0- in 1996 and 1997, respectively                 --                  --
     Common stock, $.20 par value; authorized shares, 7,000,000;
          issued shares, 5,620,417 in 1996 and 5,727,350 in 1997                1,124,083           1,145,470
     Additional paid-in capital                                                24,091,210          25,232,315
     Treasury stock, at cost, 2,200 shares in 1996 and 3,200 in 1997              (49,775)            (70,355)
     Unearned compensation                                                       (106,686)            (35,934)
     Retained earnings                                                          4,946,739          11,829,887
--------------------------------------------------------------------------------------------------------------
          Total shareholders' equity                                           30,005,571          38,101,383
--------------------------------------------------------------------------------------------------------------

          Total liabilities and shareholders' equity                          $34,625,630         $43,713,212
--------------------------------------------------------------------------------------------------------------


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   Years Ended December 31,
                                                                        1995                 1996                  1997
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                                          $ 22,309,629           $ 37,489,949           $ 45,421,135
Cost of product sales                                               11,328,660             18,321,677             20,104,202
Gross profit                                                        10,980,969             19,168,272             25,316,933
--------------------------------------------------------------------------------------------------------------------------------
Operating expenses:
     Selling and marketing                                           2,953,223              4,767,339              5,446,102
     General and administrative                                      1,471,222              2,551,959              3,767,925
     Research and development                                        2,636,770              3,921,091              5,944,819
--------------------------------------------------------------------------------------------------------------------------------
         Total operating expenses                                    7,061,215             11,240,389             15,158,846
--------------------------------------------------------------------------------------------------------------------------------
Income from operations                                               3,919,754              7,927,883             10,158,087
Other income (expense):
     Interest expense                                                  (58,583)                (3,076)                (3,271)
     Interest and other income                                          78,656                848,569                901,981
--------------------------------------------------------------------------------------------------------------------------------
                                                                        20,073                845,493                898,710
--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                           3,939,827              8,773,376             11,056,797
Provision for income taxes                                           1,418,000              3,176,753              4,173,649
--------------------------------------------------------------------------------------------------------------------------------
         Net income                                               $  2,521,827           $  5,596,623           $  6,883,148
--------------------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE INFORMATION:
Weighted average shares of common stock and equivalents:
     Basic                                                           4,227,648              5,500,884              5,686,182
     Diluted                                                         4,503,712              5,939,662              5,961,540
--------------------------------------------------------------------------------------------------------------------------------
Net income per common share:
     Basic                                                        $        .60           $       1.02           $       1.21
     Diluted                                                               .56                    .94                   1.15
--------------------------------------------------------------------------------------------------------------------------------

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                Additional
                                            Preferred Stock             Common Stock              Paid-in
                                           Shares      Amount        Shares       Amount          Capital
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994              958,721     $958,721     2,591,427     $  518,286     $ 3,834,386
Receipt of stock subscriptions                 --           --            --             --              --
Issuance of common stock through
     private placement offering,
     net of offering costs                     --           --       463,337         92,667       2,054,255
Conversion of preferred stock
     to common stock                     (958,721)   (958,721)      958,721        191,744         766,977
Restricted stock:
     Issuance of common stock                  --           --        18,960          3,792         185,803
     Compensation charged to expense,
          net                                  --           --            --             --              --
Tax benefit from vesting of
     restricted stock                          --           --            --             --          29,200
Cancellation of treasury stock                 --           --       (74,200)       (14,840)        (13,360)
Issuance of common stock
     through initial public offering,
     net of offering costs                     --           --     1,485,585        297,117      15,481,761
Net income                                     --           --            --             --              --
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                   --           --     5,443,830      1,088,766      22,339,022


Issuance costs for initial
     public offering in 1995                   --           --            --             --         (55,889)
Exercise of common stock options               --           --       179,027         35,805         439,005
Restricted stock - compensation
      charged to expense, net                  --           --            --             --              --
Shares forfeited                               --           --        (2,440)          (488)         (8,999)
Tax benefit from exercise of
     stock options                             --           --            --             --       1,378,071
Net income                                     --           --            --             --              --
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                   --           --     5,620,417      1,124,083      24,091,210


EXERCISE OF COMMON STOCK OPTIONS               --           --       107,283         21,457         456,759
RESTRICTED STOCK - COMPENSATION
      CHARGED TO EXPENSE, NET                  --           --            --             --              --
SHARES FORFEITED                               --           --          (350)           (70)        (18,338)
TAX BENEFIT FROM EXERCISE OF
     STOCK OPTIONS                             --           --            --             --         702,684
PURCHASE OF TREASURY STOCK                     --           --            --             --              --
NET INCOME                                     --           --            --             --              --
BALANCE AT DECEMBER 31, 1997                   --     $     --     5,727,350     $1,145,470     $25,232,315
--------------------------------------------------------------------------------------------------------------

                                                                                       Retained
                                                                                       Earnings
                                       Subscriptions    Treasury       Unearned      (Accumulated
                                         Receivable       Stock      Compensation      Deficit)          Total
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994             $(681,830)     $(28,200)     $(42,873)     $( 3,171,711)     $ 1,386,779
Receipt of stock subscriptions             681,830            --            --                --          681,830
Issuance of common stock through
     private placement offering,
     net of offering costs                      --            --            --                --        2,146,922
Conversion of preferred stock
     to common stock                            --            --            --                --               --
Restricted stock:
     Issuance of common stock                   --            --      (189,595)               --               --
     Compensation charged to expense,
          net                                   --            --        63,939                --           63,939
Tax benefit from vesting of
     restricted stock                           --            --            --                --           29,200
Cancellation of treasury stock                  --        28,200            --                --               --
Issuance of common stock
     through initial public offering,
     net of offering costs                      --            --            --                --       15,778,878
Net income                                      --            --            --         2,521,827        2,521,827
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                    --            --      (168,529)         (649,884)      22,609,375


Issuance costs for initial
     public offering in 1995                    --            --            --                --          (55,889)
Exercise of common stock options                --       (49,775)           --                --          425,035
Restricted stock - compensation
      charged to expense, net                   --            --        52,356                --           52,356
Shares forfeited                                --            --         9,487                --               --
Tax benefit from exercise of
     stock options                              --            --            --                --        1,378,071
Net income                                      --            --            --         5,596,623        5,596,623
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                    --       (49,775)     (106,686)        4,946,739       30,005,571


EXERCISE OF COMMON STOCK OPTIONS                --            --            --                --          478,216
RESTRICTED STOCK - COMPENSATION
      CHARGED TO EXPENSE, NET                   --            --        52,344                --           52,344
SHARES FORFEITED                                --            --        18,408                --               --
TAX BENEFIT FROM EXERCISE OF
     STOCK OPTIONS                              --            --            --                --          702,684
PURCHASE OF TREASURY STOCK                      --       (20,580)           --                --          (20,580)
NET INCOME                                      --            --            --         6,883,148        6,883,148
BALANCE AT DECEMBER 31, 1997             $      --      $(70,355)     ($35,934)     $ 11,829,887      $38,101,383
-------------------------------------------------------------------------------------------------------------------

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                 TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          Year Ended December 31,
                                                                              1995                  1996                 1997
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                                $  2,521,827         $  5,596,623         $  6,883,148
Adjustments to reconcile net income to net cash provided
by operating activities:
    Depreciation and amortization                                              342,310              688,323            1,005,744
    Deferred income taxes                                                      692,000              (77,990)              26,495
    Provision for losses on inventory                                           60,000               95,000                   --
    Compensation expense for restricted stock                                   63,939               52,356               52,344
Changes in assets and liabilities:
    Increase in accounts receivable-trade                                     (892,290)          (2,582,356)          (2,731,094)
    Decrease (increase) in accounts receivable-other                            29,222             (192,716)            (212,656)
    Increase in inventories                                                 (3,250,474)          (2,643,352)          (3,531,296)
    (Increase) decrease in prepaid expenses and deposits                      (109,982)            (398,302)             140,501
    Increase (decrease) in accounts payable                                    457,809             (275,517)            (732,743)
    Increase in accrued expenses and royalty payable                           389,048            1,679,404              911,508
    Increase in income taxes payable                                            66,194               86,089              775,344
------------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                             369,603            2,027,562            2,587,295
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Purchase of short-term investments                                              --          (20,690,542)         (19,567,255)
    Redemption/maturity of short-term investments                               74,219            8,347,950           15,643,221
    Capital expenditures                                                    (1,040,062)          (1,993,541)          (1,230,910)
    Patent expenditures                                                         (3,405)              (4,760)                  --
    Purchase of treasury stock                                                      --                   --              (20,580)
------------------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                                (969,248)         (14,340,893)          (5,175,524)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Net Repayments under line of credit                                       (865,719)                  --                   --
    Payments on long-term debt                                              (1,800,000)                  --                   --
    Purchase of stock warrants                                              (1,253,708)                  --                   --
    Proceeds from issuance of common stock, net of
     issuance costs                                                          2,146,922                   --                   --
    Proceeds from the exercise of stock options
     including related tax benefits                                                 --            1,803,106            1,180,900
    Proceeds from initial public offering, net of
     issuance costs                                                         16,107,694              (55,889)                  --
    Receipt of stock subscriptions                                             681,830                   --                   --
------------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                          15,017,019            1,747,217            1,180,900
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                        14,417,374          (10,566,114)          (1,407,329)
Cash and cash equivalents at beginning of year                                 740,013           15,157,387            4,591,273
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                  $ 15,157,387         $  4,591,273         $  3,183,944
------------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
     Cash paid during the year for interest                               $     79,101         $      3,076         $      3,271
     Cash paid during the year for income taxes                                658,765            2,013,981            2,420,460
     Noncash financing and operating activities:
         Issuance of restricted common stock at no cost                        189,595                   --                   --
         Tax benefit from vesting of restricted stock                           29,200                   --                   --
         Conversion of preferred stock to common stock                         951,721                   --                   --
         Conversion of preferred stock to common stock in treasury               7,000                   --                   --
         Issuance costs for initial public offering in
          accounts payable                                                     328,816                   --                   --
------------------------------------------------------------------------------------------------------------------------------------

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

INVESTMENTS:
Short-term investments at December 31, 1996 and 1997 consist of a treasury note and/or individual municipal bonds stated at cost, which approximated market value. These securities have a maturity of one year or less at date of purchase and/or contain a callable provision in which the bonds can be called within one year from date of purchase. The primary investment purpose is to provide a reserve for future business purposes, including possible acquisitions, capital expenditures and to meet working capital requirements. Long-term investments are individual municipal bonds with a maturity of more than one year but less than eighteen months.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the new accounting and disclosure rules for this standard in the first quarter of 1996. The Company classifies its investment in all debt securities as "held-to-maturity."

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

PATENTS:
The costs of patents are being amortized on a straight-line method over a period of five years.

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

INCOME TAXES:
The Company follows the provisions of SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, deferred tax liabilities and assets are determined based on the "temporary differences" between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

PER SHARE INFORMATION:
Net income per share has been computed in accordance with the provisions of SFAS No. 128, "Earnings Per Share" for all periods presented. The statement requires companies with complex capital structures to report earnings per share on a basic and diluted basis, as defined. Basic earnings per share are calculated on the actual number of weighted average common shares outstanding for the period, while diluted earnings per share must include the effect of any dilutive securities. All prior periods have been restated in accordance with SFAS No.
128. A reconciliation of earnings per share is as follows:

                                                                                           December 31,
                                                                            1995               1996                1997
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                            $  2,521,827       $  5,596,623        $  6,883,148
---------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding                               4,227,648          5,500,884           5,686,182
---------------------------------------------------------------------------------------------------------------------------
Effect of dilutive securities - stock options                              276,064            438,778             275,358
---------------------------------------------------------------------------------------------------------------------------
                                                                         4,503,712          5,939,662           5,961,540
---------------------------------------------------------------------------------------------------------------------------
Earnings per share:
    Basic                                                             $        .60       $       1.02        $       1.21
---------------------------------------------------------------------------------------------------------------------------
    Diluted                                                           $        .56       $        .94        $       1.15
---------------------------------------------------------------------------------------------------------------------------

Pursuant to the requirements of the Securities and Exchange Commission, common, restricted and convertible preferred shares issued by the Company during the twelve months immediately preceding the initial public offering (See Note 2) plus the number of shares issuable upon exercise of stock options and warrants granted during this period, have been included in the calculation of the shares used in computing net income per share as if they were outstanding for 1995 through the date of the initial public offering (using the treasury stock method and the public offering price in calculating equivalent shares).

2.  INITIAL PUBLIC OFFERING:
On December 14, 1995, the Company completed an initial public offering of common stock, receiving net proceeds (after deduction of underwriting discounts and other offering costs of $2,048,142) of $15,778,878 from the sale of 1,485,585 shares of common stock at the initial public offering price of $12 per share.

3.  STOCK SPLIT:
On October 16, 1995, the Board of Directors approved a seven-for-ten reverse split of its common stock which was ratified on November 12, 1995 by the shareholders. All references in the accompanying consolidated financial statements to the number of shares of common stock and convertible preferred stock were retroactively restated to reflect the seven-for-ten reverse stock split.

4.   INVENTORIES:
Inventories consisted of the following:

                                                                     December 31, 1996                 DECEMBER 31, 1997
---------------------------------------------------------------------------------------------------------------------------
Raw materials                                                        $     3,816,242                     $    5,738,576
Work in process                                                            3,808,842                          5,070,113
Finished goods                                                               944,734                          1,292,425
---------------------------------------------------------------------------------------------------------------------------
                                                                     $     8,569,818                     $   12,101,114
---------------------------------------------------------------------------------------------------------------------------

5.   PROPERTY AND EQUIPMENT:
Property and equipment consisted of the following:

                                                                     December 31, 1996                 DECEMBER 31, 1997
---------------------------------------------------------------------------------------------------------------------------
Test equipment and tooling                                             $   1,715,227                      $   2,409,088
Office equipment and fixtures                                              1,672,929                          2,143,567
Leasehold improvements                                                       854,637                            921,049
---------------------------------------------------------------------------------------------------------------------------
                                                                           4,242,793                          5,473,704
Less accumulated depreciation and amortization                             1,473,136                          2,471,880
---------------------------------------------------------------------------------------------------------------------------
                                                                       $   2,769,657                      $   3,001,824
---------------------------------------------------------------------------------------------------------------------------

In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires review and measurement methods to calculate impairment of long-lived assets whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted this standard in 1996 and the standard did not impact the financial position and results of operations of the Company in 1996 or 1997.

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

During April 1995, the Company repaid the entire balance outstanding of $865,719 on the line of credit. In addition, on February 9, 1995, the Company used the proceeds from a private placement and rights offerings to repay the balance outstanding on the term loan of $1,800,000 (refer to Note 7).

On July 1, 1995, the Company entered into a new credit agreement with the U.S. Branch of Creditanstalt-Bankverein providing for maximum borrowing of $2,500,000 under a revolving line of credit. This agreement has been extended to June 30, 1998. Borrowings under the line are limited to 90% of eligible accounts receivable plus the lesser of $750,000 and 40% of eligible inventory and accrue interest at .5% above the higher of the bank's prime rate or the federal funds rate plus .5%. The financing agreement is collateralized by substantially all of the Company's assets, including accounts receivable and inventory, and contains certain financial covenants including the prohibition on the incurrence of additional indebtedness for borrowed money and the payment of dividends. At December 31, 1997, there were no outstanding borrowings under the credit agreement.

7. SHAREHOLDERS' EQUITY:
PREFERRED STOCK:
The non-voting preferred stock, issued prior to 1994, was redeemable at the option of the Company, at a price equal to the issuance price, plus 13% of the issuance price for each year the shares are outstanding, limited to 165% of the issuance price. The preferred stock had a liquidation value equal to the issuance price reduced by the amount of preferred stock dividends paid. In addition, the preferred stock was convertible into shares of common stock at any time, on a one-for-one basis.

In 1994, 367,938 shares of preferred stock were converted to common stock. During 1995, the remaining shares of preferred stock were converted into 958,721 shares of common stock.

COMMON STOCK:
The Company has 7,000,000 authorized shares which have a par value of $ .20 per share. As of December 31, 1996 and 1997, there are 5,620,417 and 5,727,350 issued shares, respectively.

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

STOCK REPURCHASE PROGRAM:
On April 22, 1997, the Company's Board of Directors authorized a program to repurchase up to 200,000 shares of its common stock over the next two years. The shares will be utilized to provide stock under certain employee benefit programs. The number of shares that the Company intends to purchase and the time of such purchases will be determined by the Company, at its discretion. The Company plans to use existing cash and short-term investments to finance the purchases. As of December 31, 1997, the Company had purchased 1,000 shares of the Company's common stock under this program.

RESTRICTED STOCK:
In May 1989, the Company adopted the Tollgrade Communications, Inc. Restricted Stock Employee Incentive Plan (the "Plan"), which provides for the granting of restricted common stock to key employees. A maximum of 140,000 shares were issuable under the Plan. During 1995, 18,960 shares of restricted stock under the Plan were issued. Additionally, prior to 1995, the Company had granted a total of 193,134 shares of restricted common stock to certain key employees, of which 22,403 were granted under the provisions of the Plan. Effective upon approval by the Company's Board of Directors of the 1995 Long-Term Incentive Compensation Plan, the Plan was terminated. No shares of restricted stock were granted under the 1995 Long-Term Incentive Compensation Plan in 1996 and 1997.

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

Compensation expense was $63,939, $52,356 and $52,344 in 1995, 1996 and 1997,
respectively. In 1995, 1996 and 1997, -0-, 2,440 and 350 shares of restricted stock, respectively, were forfeited due to the termination of certain employees. Accordingly, the compensation expense recorded for these shares in prior periods amounting to $-0-, $9,487 and $18,408 was reversed in 1995, 1996 and 1997, respectively. At December 31, 1997, all shares of restricted common stock granted had vested with the exception of the 18,960 shares granted under the Plan in 1995, which vest in August 1998.

STOCK COMPENSATION PLANS:
Under the Company's stock compensation plans, officers and other employees may be granted options to purchase shares of the Company's common stock. The option price on all outstanding options is equal to the fair market value of the stock at the date of the grant.

On April 22, 1997, the shareholders of the Company approved an amendment of the 1995 Long-Term Incentive Compensation Plan to increase the number of shares authorized for issuance under the plan by 375,000 and to allow for inclusion of non-employee directors under the plan. The shares authorized but not granted under the Company's stock option plans were 126,168 at December 31, 1996 and 357,973 at December 31, 1997.

Prior to and during 1995, 1996 and 1997, certain employees of the Company were granted stock options under the 1995 Long-Term Incentive Compensation Plan and various other agreements. The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost for these stock options based on the fair value at the grant dates for awards granted under those plans in 1995, 1996 and 1997 consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below:

                                                                             Year Ended
                                                  December 31, 1995       December 31, 1996      DECEMBER 31, 1997
---------------------------------------------------------------------------------------------------------------------------
Net income                   As reported            $   2,521,827           $  5,596,623           $  6,883,148
                             Pro forma              $   2,113,201           $  4,687,153           $  5,805,709

---------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share   As reported            $         .56           $        .94           $       1.15
                             Pro forma              $         .47           $        .79           $        .97

The fair value of the stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 1995, 1996 and 1997: expected volatility of 40.4%; a risk free interest rate of 5.44% in 1995, 5.64% in 1996 and 6.10% in 1997; and an expected holding period of 4 years. The weighted average fair value of stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended 1995, 1996 and 1997 is $5.40, $10.71 and $8.54, respectively.

Transactions involving stock options under the Company's various stock option plans and otherwise are summarized below:

                                           Number of Shares     Range of Option Price   Weighted Average Exercise Price
---------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1994                481,600             $  .957 - $  5.50            $      2.52
Granted                                       333,982                 12.00 - 15.00                  12.65
Exercised                                        ----                         ----                    ----
Cancelled                                    (105,000)                         4.41                   4.41
---------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1995                710,582                  .957 - 15.00                   7.00
Granted                                       201,500                 21.75 - 25.75                  25.33
Exercised                                    (179,027)                 1.43 - 15.00                   2.67
Cancelled                                      (3,000)                        12.00                  12.00
---------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1996                730,055                  .957 - 25.75                  13.10
Granted                                       135,750                 17.50 - 25.13                  21.50
Exercised                                    (107,283)                 .957 - 17.50                   4.42
Cancelled                                      (5,055)                12.00 - 15.00                  13.81
---------------------------------------------------------------------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 1997                753,467            $  .957 - $  25.75            $     15.84
---------------------------------------------------------------------------------------------------------------------------

Options exercisable at:                                     Number of Shares            Weighted Average Exercise Price
---------------------------------------------------------------------------------------------------------------------------
December 31, 1995                                               578,694                        $      5.61
December 31, 1996                                               542,369                              10.33
DECEMBER 31, 1997                                               615,289                              14.17

The following table summarizes the status of the stock options, outstanding and exercisable at December 31, 1997:

                                                Stock Options Outstanding     Stock Options Exercisable
---------------------------------------------------------------------------------------------------------------------------
                                           Weighted Average
  Range of Exercise                            Remaining        Weighted Average                           Weighted Average
       Prices             Shares           Contractual Life      Exercise Price           Shares            Exercise Price
---------------------------------------------------------------------------------------------------------------------------
  $.957                   89,000                  1 year           $  .957                89,000               $      .957
---------------------------------------------------------------------------------------------------------------------------
  $2.14                   30,100                  1 year           $  2.14                30,100               $     2.14
---------------------------------------------------------------------------------------------------------------------------
  $12.00 to $17.50       302,617                 8 years           $ 12.76               298,949               $    12.70
---------------------------------------------------------------------------------------------------------------------------
  $21.00 to $25.75       331,750               9.3 years           $ 23.89               197,240               $    24.20
---------------------------------------------------------------------------------------------------------------------------
  Total                  753,467                                   $ 15.84               615,289               $    14.17
---------------------------------------------------------------------------------------------------------------------------

Subsequent to December 31, 1997, the Board of Directors granted an additional 86,000 options to officers of the Company pursuant to the 1995 Long-Term Incentive Compensation Plan, as well as an additional 81,000 options to non-officers of the Company pursuant to a separate plan established by the Board of Directors on January 29, 1998.

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

8.  LICENSE AND ROYALTY FEES:
The Company has entered into several technology license agreements with certain major Digital Loop Carrier ("DLC") vendors under which the Company has been granted access to the licensor's patent technology and the right to manufacture and sell the patent technology in the Company's product line. The Company is obligated to pay royalty fees, as defined, through the terms of these license agreements. Royalty fees of $1,075,800, $1,893,000 and $2,014,000 were incurred in 1995, 1996 and 1997, respectively, and are included in cost of product sales in the accompanying consolidated statements of operations.

9.  INCOME TAXES:
The provision for income taxes consisted of the following:

                                                                                 December 31,
                                                             1995                    1996                  1997
---------------------------------------------------------------------------------------------------------------------------
Current:
     Federal                                             $      641,400         $  2,938,491           $  3,726,200
     State                                                       84,600              316,252                421,000
---------------------------------------------------------------------------------------------------------------------------
                                                                726,000            3,254,743              4,147,200
---------------------------------------------------------------------------------------------------------------------------
Deferred:
     Federal                                                    640,000             (111,056)               (28,160)

     State                                                       52,000               33,066                 54,609
---------------------------------------------------------------------------------------------------------------------------
                                                                692,000              (77,990)                26,449
---------------------------------------------------------------------------------------------------------------------------
                                                         $    1,418,000         $  3,176,753           $  4,173,649
---------------------------------------------------------------------------------------------------------------------------

Reconciliations of the federal statutory rate to the effective tax rates are as follows:

                                                                                       December 31,
                                                                 1995                     1996                  1997
---------------------------------------------------------------------------------------------------------------------------
Federal statutory tax rate                                          34%                   34%                     34%
     Research and development tax credit                            (3)                   (1)                     (2)
     State income taxes                                              5                     2                       3
     Other                                                        ----                     1                       3
---------------------------------------------------------------------------------------------------------------------------
     Effective tax rate                                             36%                   36%                     38%
---------------------------------------------------------------------------------------------------------------------------

The components of net deferred tax assets and liabilities were as follows:

                                                                                            December 31,
                                                                                       1996              1997
---------------------------------------------------------------------------------------------------------------------------
State net operating loss carryforwards                                           $    58,750            $      ----
Other, net                                                                           101,740                133,995
---------------------------------------------------------------------------------------------------------------------------
     Total net deferred tax assets                                               $   160,490            $   133,995
---------------------------------------------------------------------------------------------------------------------------

The Company had a state tax operating loss carryforward at December 31, 1996 of approximately $500,000 which was utilized in 1997.

10.   LEASE COMMITMENTS:
The Company leases office space and equipment under agreements which are accounted for as operating leases. The office lease expires December 31, 1998 and may be extended up to an additional 12 years. The equipment lease expires in May 2002. The Company is also involved in various month-to-month leases for research and development equipment. In addition, the office lease includes provisions for possible adjustments in annual future rental commitments relating to excess taxes and excess maintenance costs that may occur. The Company made additional rental payments of $4,727 and $1,619 in 1997 and 1996, respectively, and no additional rental payments in 1995.

     Minimum annual future rental commitments under noncancelable leases as of
     December 31 are:
     1998.........................................................$397,985
     1999...........................................................26,578
     2000...........................................................26,578
     2001...........................................................26,578
     2002............................................................8,859

     The rent expense for all lease commitments was approximately $273,000, $335,000 and $354,000 in 1995, 1996 and 1997, respectively.

11. MAJOR CUSTOMERS, REVENUE CONCENTRATION AND DEPENDENCE ON CERTAIN SUPPLIERS:
The Company sells precision electronic equipment to companies in the telecommunications industry primarily in the United States. Sales are concentrated primarily with the five Regional Bell Operating Companies (RBOCs) as well as major independent telephone companies such as Sprint. Sales are primarily from the Company's metallic channel unit ("MCU") product line. The MCU product line accounted for more than 94% of the Company's net product sales for 1997. The Company expects that revenues from MCU products will continue to account for a majority of the Company's revenues for the foreseeable future. Sales to the RBOCs accounted for approximately 95%, 86% and 86% of the Company's net product sales for fiscal years 1995, 1996 and 1997, respectively. During fiscal years 1995, 1996 and 1997, sales to two RBOCs comprised 65%, 60% and 54%, respectively, of the Company's net product sales. At December 31, 1996 and 1997, accounts receivable-trade included in the consolidated balance sheets related to these two RBOCs was approximately $3,034,000 and $3,819,000, respectively. Due to the Company's present dependency on the RBOCs, the loss of one or more of the RBOCs as a customer, or the reduction of orders for the Company's products by the RBOCs, could materially and adversely affect the Company.

For a portion of 1997 and prior years, the Company utilized one key independent subcontractor to perform a majority of the circuit board assembly and in-circuit testing work on its products. The Company also utilized other subassembly contractors on a more limited basis. During the third quarter, 1997, the key subassembly subcontractor notified the Company that, due to a change in its business strategy, only customers that provide certain volume levels of business would be sought or retained. As a result of this evaluation, the key subassembly subcontractor notified the Company that its services would be phased out, at the latest, during early 1998. The Company is in the process of phasing out the use of the subcontractor, and is now utilizing two other subassembly subcontractors that had been utilized by the Company on a more limited basis in the past. In addition, proprietary design integrated circuits, which are a key component of certain products, are the design and property of the manufacturer from which they are purchased. The license agreements under which the proprietary design integrated circuits are supplied can be terminated on relatively short notice. The loss of such license agreements or a reduction in the capacity for any reason of the Company's key subassembly contractors could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

12.   EMPLOYEE BENEFIT PLANS:
The Company adopted a 401(k) benefit plan effective March 1, 1996. Eligible employees, as defined in the plan, may contribute up to 20% of eligible compensation, as defined. The Company does not make any matching contributions to the plan.

                    STATEMENTS OF OPERATIONS DATA BY QUARTER:

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

                                                             (In thousands, except per share data)
                                                                          Quarter Ended
                                                                           (Unaudited)
                                     March 31,   June 30,   Sept. 30,  Dec. 31,  MARCH 31, JUNE 30,  SEPT. 30,   DEC. 31,
                                        1996       1996       1996       1996      1997      1997       1997       1997
---------------------------------------------------------------------------------------------------------------------------
Revenues                               $6,849    $10,182    $10,080    $10,379    $8,619   $12,115    $11,363    $13,324
Cost of product sales                   3,463      4,971      5,000      4,888     3,789     5,454      5,226      5,635
---------------------------------------------------------------------------------------------------------------------------
Gross profit                            3,386      5,211      5,080      5,491     4,830     6,661      6,137      7,689
Operating expenses:
       Selling and marketing              892      1,259      1,234      1,382     1,046     1,334      1,287      1,779
       General and administrative         480        596        672        804       831       914        948      1,075
       Research and development           713        878      1,044      1,286     1,241     1,425      1,517      1,762
---------------------------------------------------------------------------------------------------------------------------
Total operating expenses                2,085      2,733      2,950      3,472     3,118     3,673      3,752      4,616
---------------------------------------------------------------------------------------------------------------------------
Income from operations                  1,301      2,478      2,130      2,019     1,712     2,988      2,385      3,073
Other income, net                         204        184         90        367       177       239        221        261
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes              1,505      2,662      2,220      2,386     1,889     3,227      2,606      3,334
Provision for income taxes                548      1,050        824        754       710     1,194        999      1,270
---------------------------------------------------------------------------------------------------------------------------
Net income                             $  957    $ 1,612    $ 1,396    $ 1,632    $1,179    $2,033    $ 1,607    $ 2,064
---------------------------------------------------------------------------------------------------------------------------
Net income per common share
       Basic                           $  .18    $   .30    $   .25    $   .29    $  .21    $  .36    $   .28    $   .36
       Diluted                         $  .16    $   .27    $   .23    $   .27    $  .20    $  .34    $   .27    $   .35
Weighted average shares
   of common stock and equivalents:
       Basic                            5,444      5,446      5,504      5,612     5,632     5,677      5,709      5,725
       Diluted                          5,858      5,942      5,940      5,978     5,976     5,942      5,955      5,975


                           COMMON STOCK MARKET PRICES

The Company's Common Stock has been included for quotation on the Nasdaq National Market System under the Nasdaq symbol "TLGD" since the Company's initial public offering in December 1995. The following table sets forth, for the periods indicated, the high and low closing sale prices for the Common Stock on such market:

                              High                   Low
----------------------------------------------------------------
1996:
First Quarter                $18-1/4               $14-1/2
Second Quarter                 27                   17-7/8
Third Quarter                24-1/2                 20-3/4
Fourth Quarter                 31                   22-1/2
1997:
FIRST QUARTER                $30-3/4               $18-1/4
SECOND QUARTER                 24                    17
THIRD QUARTER                23-1/2                  20
FOURTH QUARTER               26-3/8                20-1/2

At March 3, 1998, the Company had 410 holders of record of its Common Stock and 5,837,766 shares outstanding.

The Company has never paid any dividends on its common stock and does not expect to pay cash dividends in the foreseeable future. In addition, the Company is prohibited from paying dividends under the terms of a credit agreement with Creditanstalt Corporate Finance. (See Note 6 in the accompanying consolidated financial statements).