Form 10-K, Exhibit 13
period 1998-12-31
TOLLGRADE COMMUNICATIONS INC \PA\
filed 1999-03-24
CIK 1002531

                                                                    Exhibit 13.1


SELECTED CONSOLIDATED FINANCIAL DATA


The selected consolidated financial data of the Company as of December 31, 1994, 1995, 1996, 1997, 1998 and for the years then ended is derived from audited consolidated financial statements of the Company.

                                                              (In thousands, except per share data)
                                                                    Years Ended December 31,
                                                1994           1995          1996          1997          1998
---------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
Revenues(1)                                  $  14,722      $  22,310     $  37,490     $  45,421      $ 46,277
Cost of product sales                            8,168         11,329        18,322        20,104        19,620
 ...............................................................................................................
Gross profit                                     6,554         10,981        19,168        25,317        26,657
Operating expenses:
     Selling and marketing                       1,903          2,953         4,767         5,446         5,704
     General and administrative                  1,268          1,471         2,552         3,768         4,128
     Research and development                    1,585          2,637         3,921         5,945         6,880
 ...............................................................................................................
Total operating expenses                         4,756          7,061        11,240        15,159        16,712
Income from operations                           1,798          3,920         7,928        10,158         9,945
Other income (expense), net                       (270)            20           845           899         1,062
 ...............................................................................................................
Income before income taxes                       1,528          3,940         8,773        11,057        11,007
Provision (benefit) for income taxes              (617)         1,418         3,176         4,174         4,040
---------------------------------------------------------------------------------------------------------------
Net income                                   $   2,145      $   2,522     $   5,597     $   6,883      $  6,967
Net income applicable
     to common stock (2)                     $   1,311      $   2,522     $   5,597     $   6,883      $  6,967
---------------------------------------------------------------------------------------------------------------
Earnings per share: (3)
     Basic                                   $     .49      $     .60     $    1.02     $    1.21      $   1.19
     Diluted                                       .32            .56           .94          1.15          1.17
---------------------------------------------------------------------------------------------------------------
Weighted average shares of common stock
  and equivalents:
     Basic                                       2,674          4,228         5,501         5,686         5,841
     Diluted                                     4,159          4,504         5,940         5,962         5,967
---------------------------------------------------------------------------------------------------------------

                                                                       As of December 31,
                                                 1994          1995           1996         1997           1998
---------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Working capital                              $   3,195      $  21,159     $  27,232     $  34,570      $ 40,539
Total assets                                     7,151         25,728        34,626        43,713        49,865
Long-term debt, less current portion             1,400             --            --            --            --
Shareholders' equity                             1,387         22,609        30,006        38,101        45,696
---------------------------------------------------------------------------------------------------------------

                                                 1994          1995           1996         1997           1998
---------------------------------------------------------------------------------------------------------------
OTHER DATA: (4)
Number of employees at year end                     96            126           184           205           230
Average revenue per employee                 $     153      $     177     $     204     $     222      $    201
---------------------------------------------------------------------------------------------------------------

(1)  Includes license fees of $250 and $150 for 1997 and 1998, respectively.
(2) Net of accretion for redeemable warrants, all of which were redeemed in February 1995.
(3) 1998 includes $.04 per share related to the after-tax effect of net key man life insurance proceeds associated with the death of the Company's former Chairman R. Craig Allison.
(4)  Data not derived from Company's audited financial statements.

Management's Discussion and Analysis of Results of Operations and Financial Condition


The following discussion should be read in conjunction with the "Selected Consolidated Financial Statements" and notes thereto appearing elsewhere in this Annual Report to Shareholders.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

The statements contained in this Annual Report to Shareholders, specifically those contained in the following Management's Discussion and Analysis of Results of Operations and Financial Condition which are not historical, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent Tollgrade Communications, Inc.'s (the "Company") present expectations or beliefs concerning future events. The Company cautions that such statements must be qualified by important factors that could cause actual earnings and other results to differ materially from those achieved in the past or those expected by the Company. These include rapid technological change, along with the need to continually develop new products; the Company's dependence on a single product line; competition; the Company's dependence on key employees; difficulties in managing the Company's growth; the Company's dependence upon a small number of large customers and certain suppliers; the Company's dependence upon proprietary rights; risks of third-party claims of infringement; and government regulation.

OVERVIEW
The Company was organized in 1986 and began operations in 1988. The Company designs, engineers, markets and supports test access and test extension products for the telecommunications and cable television industries. The Company's telecommunication proprietary products enable telephone companies to use their existing line test systems to remotely diagnose problems in Plain Old Telephone Service (POTS) lines containing both copper and fiber optics. The Company's MCU product line, which includes POTS line testing as well as alarm-related products, represented approximately 90% of the Company's revenue for the year ended December 31, 1998 and will continue to account for a majority of the Company's revenues for the foreseeable future. The Company's cable products consist of a complete cable status monitoring system that provides a comprehensive testing solution for the Broadband Hybrid Fiber Coax distribution system. The status monitoring system consists of a host for user interface, control and configuration; a headend controller for managing network communications; and transponders that are strategically located within the cable network to gather status reports from power supplies, line amplifiers and fiber-optic nodes.

     The Company's telecommunication product sales are primarily to the five Regional Bell Operating Companies (RBOCs) as well as major independent telephone companies such as Sprint and to certain digital loop carrier (DLC) equipment manufacturers. For the year ended December 31, 1998, approximately 79% of the Company's total revenue was generated from sales to these five RBOCs, the two largest of which comprised approximately 54% of revenues. The Company intends to market and sell its cable products directly, as well as through various Original Equipment Manufacturer (OEM) arrangements with cable network equipment manufacturers. The Company presently has one OEM arrangement under contract and works on less formal arrangements with several other OEM partners. Sales for the Company's cable products for the year ended December 31, 1998 were not material.

      The Company's operating results have fluctuated and may continue to fluctuate as a result of various factors, including the timing of orders from and shipments to the RBOCs.

This timing is particularly sensitive to various business factors within each of the RBOCs, including the RBOCs relationships with their various organized labor groups. During the third quarter of 1998, the Company's financial results were impacted by the effect of certain labor disputes at Bell Atlantic, USWest and Southern New England Telephone. These work stoppages, along with other factors, disrupted ongoing and established network expansion and maintenance programs and exacerbated seasonally lower sales. Certain contracts concerning the RBOCs organized employees were renegotiated during the third quarter of 1998. Refer to discussions on 1998 revenues for further comments.

     The Company believes that recent changes within the telecommunication marketplace, including industry consolidation, as well as the Company's ability to successfully penetrate certain new markets, have resulted in some discounting and more favorable terms granted to certain customers of the Company. In addition, the Company has recently experienced certain customer demands to consolidate product purchases which have translated into large bulk orders. Although the Company will continue to strive to meet the demands of its customers, which include delivery of quality products at an acceptable price and on acceptable terms, there are no assurances that the Company will be successful in negotiating acceptable terms and conditions pertaining to these large orders. Additionally, recent consolidations and potential future consolidations among the RBOCs, and their ability to consolidate their inventory and product procurement systems could cause fluctuations or delays in the Company's order patterns. The Company cannot predict such future events or business conditions, and the Company's results may be adversely affected by these industry trends in the primary markets its serves.

     Although international sales to date have not been significant, the Company believes the international markets offer opportunities. The international telephony markets differ from those found domestically due to the different types and configurations of equipment used by those international communication companies to provide services. Certain competitive elements also are found internationally which do not exist in the Company's domestic markets. The Company has, up to the present time, utilized the professional services of various marketing consultants to define the Company's international market opportunities. Markets that are the subject of continuing review are those markets in China, Europe and several countries in the Pacific Rim area. During the fourth quarter of 1998, the Company streamlined the structure responsible for its international efforts. The changes resulted in a more cost-effective structure that is now focused at the customer level. There continues to be a high level of interest expressed by certain potential customers in the international markets; however, there can be no assurance that these efforts will be successful or that the Company will achieve significant international sales.

     The Company believes that continued growth will depend on its ability to design and engineer new products and, therefore, spends a significant amount on research and development. Research and development expenses as a percent of revenues were approximately 14.9% for the year ended December 31, 1998. The Company expects its research and development expenses to continue at significant levels.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

REVENUES
Revenues for the year ended December 31, 1998 were $46.3 million and were $0.9 million, or 1.9%, higher than the revenues of $45.4 million for the year ended December 31, 1997. Revenues for both periods consisted almost entirely of product sales. Revenues for 1998 and 1997 include approximately $0.5 million and $0.9 million, respectively, for non-recurring engineering fees, royalty and license fees. The increase in revenues is primarily associated with new product revenues. During 1998, the Company generated revenues of approximately $2.2 million associated with new product introductions, including the Company's LIGHTHOUSE cable products, while same product sales between periods decreased $1.3 million, or 3.0%. This decrease occurred primarily in the second half of 1998, and the Company believes it was caused by several factors, including certain labor disputes at Bell Atlantic, USWest and Southern New England Telephone during the third quarter of 1998, higher than expected inventories at Ameritech, as well as slower than expected deployment of MCU products within certain regions of Bell Atlantic. Bell Atlantic's testability improvement initiatives migrated to more complex embedded DLC architectures that require the provisioning of additional equipment and increased installation time. The Company is working to implement strategies designed to return product usage to historical levels for certain customers through comprehensive technical training and other testability improvement initiatives. The effectiveness of these programs from a timing point of view are highly dependent upon a number of factors outside of the Company's control, including the Company's customers' willingness to dedicate the appropriate levels of resources to see such initiatives through to their successful conclusion. Therefore, there can be no assurances as to the ultimate effectiveness of these programs in returning product deployment to historical levels. Periodic fluctuations in customer orders and backlog result from a variety of factors, including but not limited to the timing of significant orders and shipments, and are not necessarily indicative of long-term trends in sales of the Company's products. Management believes that there is a continuing possibility that the requirements for certain important MCU products which are utilized in legacy DLC systems may be satisfied in the near future, especially within one major customer. In order to reduce associated risks, the Company is focusing on the development of new product lines to attempt to meet the other requirements of this and other customers.

GROSS PROFIT
Gross profit for 1998 was $26.7 million compared to $25.3 million for 1997, representing an increase of $1.4 million, or 5.3%. Gross profit as a percentage of revenues increased to 57.6% for 1998 compared to 55.7% for 1997. The overall increase in gross profit resulted primarily from the increased sales levels, while improvements in gross margin as a percentage of sales were a result of increased sales volumes and increased manufacturing efficiencies. The Company's continuing gross margin levels will depend on its success in holding pricing, gaining further cost reductions, as well as the mix of products sold including the effect of the Company's cable products which carry lower gross margins than earned historically on the Company's telecommunication products.

SELLING AND MARKETING EXPENSE
Selling and marketing expenses consist primarily of personnel costs, as well as commissions and travel expenses of direct sales and marketing personnel, and costs associated with marketing programs. Selling and marketing expense for 1998 was $5.7 million, or 12.3% of revenues, compared to $5.4 million, or 12.0% of revenues for 1997. This increase of $0.3 million, or 4.7%, is primarily associated with additional personnel to support expanding product lines and increased consulting and travel expenses associated with international market development. The Company expects selling and marketing expenses to rise commensurate with increased revenues and selling efforts. The Company is continuing its efforts to expand its business by marketing new products and the development of comprehensive technical training and other testability improvement initiatives.

GENERAL AND ADMINISTRATIVE EXPENSE
General and administrative expenses consist primarily of personnel costs for finance, administrative and general management personnel as well as accounting and legal expenses. General and administrative expense for 1998 was $4.1 million, or 8.9% of revenues, compared to $3.8 million, or 8.3% of revenues for 1997. This increase of $0.3 million, or 9.5%, is primarily attributable to increased expenditures for legal and professional fees associated with business development activities as well as personnel recruiting costs.

RESEARCH AND DEVELOPMENT EXPENSE
Research and development expenses consist primarily of personnel costs and costs associated with the development of new products and technologies. Research and development expense for 1998 was $6.9 million, or 14.9% of revenues, compared to $5.9 million, or 13.1% of revenues for 1997. This increase of $1.0 million, or 15.7%, was principally due to costs associated with new product development and the addition of personnel to support these new product development activities. The Company expenses all research and development costs as they are incurred.

OTHER INCOME AND EXPENSE
Other income, which consists primarily of interest income, was $1.1 million for 1998 compared to $0.9 million for 1997. The increase of $0.2 million, or 18.2%, includes approximately $0.2 million of net key man life insurance proceeds associated with the death of the Company's former Chairman R. Craig Allison. Additionally, 1998 other income and expense included interest expense of approximately $0.1 million related to settlements of issues with certain prior years' tax returns.

PROVISION FOR INCOME TAXES
The Company's effective tax rate for 1998 was 36.7% of income before income taxes, compared to the 37.7% rate in 1997. The decrease in the effective income tax rate primarily reflects the permanent effect of an increase in non-taxable interest income on the Company's short- and long-term investments related to individual municipal bonds.

NET INCOME AND EARNINGS PER SHARE
For the year ended December 31, 1998, net income was $7.0 million compared to $6.9 million for the year ended December 31, 1997, representing an increase of $0.1 million, or 1.2%. Diluted earnings per common share of $1.17 for 1998 increased by 1.7%, or $.02, from the $1.15 earned in 1997. Fiscal year 1998 includes approximately $0.2 million, or $.04 per share, related to the after-tax effect of net key man life insurance as previously discussed above. Excluding the effect of net key man life insurance proceeds, net income decreased $0.1 million, or 2.1% while diluted earnings per share for 1998 decreased 1.7% to $1.13 per share. Diluted weighted average shares of common stock and equivalents outstanding were 5,966,551 in 1998 compared to 5,961,540 in 1997. As a percentage of revenues, net income for 1998 decreased to 15.1% from 15.2% in 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

REVENUES
Revenues for the year ended December 31, 1997 were $45.4 million and were $7.9 million, or 21.2% higher than revenues of $37.5 million for the year ended December 31, 1996. Revenues for both periods consisted almost entirely of product sales. 1997 revenues included $250,000 of royalty and license fees, while similar fees for 1996 were immaterial. The increase in revenues was primarily associated with the increase in unit volume sales of the MCU product line as a result of increased market penetration and customer acceptance. The increase included revenues of $0.7 million from six new products introduced in 1997. Overall, increased product demand was at least partly attributable to technology licensing agreements and/or joint venture relationships with certain major DLC vendors, as well as continued expansion of a marketing program to train customers in advanced line test system trouble-shooting. Periodic fluctuations in customer orders and backlog result from a variety of factors, including but not limited to the timing of significant orders and shipments, and are not necessarily indicative of long-term trends in sales of the Company's products. Management believed that during fiscal year 1998, there was a possibility that one of the Company's major customers would satisfy a substantial portion of its requirements for certain of the Company's important product lines. Management focused on the development of new product lines to attempt to meet the other requirements of this and other customers. Refer to discussions on 1998 revenues for further comments

GROSS PROFIT
Gross profit for 1997 was $25.3 million compared to $19.2 million for 1996, representing an increase of $6.1 million, or 32.1%. Gross profit as a percentage of revenues increased to 55.7% for 1997 compared to 51.1% for 1996. The overall increase in gross profit margin resulted primarily from the increased sales levels, while improvements in gross margin as a percentage of sales were a result of increased sales volumes and increased manufacturing efficiencies. The Company's ability to sustain current gross margin levels has depended on its success in gaining further cost reductions, as well as experiencing a similar mix of products sold and maintaining current pricing levels.

SELLING AND MARKETING EXPENSE
Selling and marketing expenses consist primarily of personnel costs as well as commissions and travel expenses of direct sales and marketing personnel, and costs associated with marketing programs. Selling and marketing expense for 1997 was $5.4 million, or 12.0% of revenues, compared to $4.8 million, or 12.7% of revenues for 1996. This increase of $0.6 million, or 14.2%, reflected additional salaries and benefits associated with increased staffing levels to support expanding product lines and increased consulting and travel expenses associated with the planned expansion into international markets. The Company's selling and marketing expenses have risen commensurate with increased revenues and selling efforts. The Company is continuing its efforts to expand its business by marketing new products, developing additional customer training programs and expanding its international presence.

GENERAL AND ADMINISTRATIVE EXPENSE
General and administrative expenses consist primarily of personnel costs for finance, administrative and general management personnel, as well as accounting and legal expenses. General and administrative expense for 1997 was $3.8 million, or 8.3% of revenues, compared to $2.6 million, or 6.8% of revenues for 1996. This increase of $1.2 million, or 47.6%, was primarily attributable to additional salaries and benefits associated with increased staffing levels to support the expanded business operations and increased travel and business development activities.

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

PROVISION FOR INCOME TAXES
The Company's effective tax rate for 1997 was 37.7% of income before income taxes, compared to the 36.2% rate in 1996. The slight increase reflected increases in state taxes offset by benefits from higher levels of tax-exempt interest and increased credits for research and development.

LIQUIDITY AND CAPITAL RESOURCES
The Company had working capital of $40.5 million as of December 31, 1998 compared to the working capital of $34.6 million as of December 31, 1997. The increase of $5.9 million, or 17.3%, can be attributed to operating cash flow (income from operations before depreciation and amortization) and proceeds from the exercise of stock options exceeding requirements for purchases of property and equipment and funding of the Company's stock buyback program. Significant components of the Company's change in working capital include an increase in cash and cash equivalents, which include the effect of cash received as a result of stock option exercises and net collections, an increase in inventories due to the investment required to introduce new products and to maintain sufficient inventory stocking levels. Most significantly offsetting these increases was a decrease in short-term investments of $1.4 million; the majority of such funds were invested in long-term investments and, as such, are still available for general corporate use upon maturity. These investments reflect the Company's strategy to migrate to individual municipal bonds with a maturity of more than one year and less than eighteen months and was undertaken to maximize investment income levels. As of December 31, 1998, the Company had $24.1 million of cash and cash equivalents, short-term and long-term investments which are available for acquisitions and other corporate requirements.

     The Company made capital expenditures of $1.7 million in 1998 and were primarily related to an upgrade of the MIS infrastructure, production test equipment and fixtures, as well as leasehold improvements made to the Company's facilities. Capital expenditures were $1.2 million and $2.0 million for 1997 and 1996, respectively, and were primarily related to office equipment, test fixtures and development systems, tooling and leasehold improvements. The Company presently has no material capital expenditure commitments. Planned capital expenditures for 1999 are anticipated to total approximately $2.4 million. These planned capital projects include test fixtures and development systems, computer and office equipment and leasehold improvements to the Company's facilities.

     As of May 31, 1998, the Company terminated its $2,500,000 bank line of credit. The Company believes that, based upon its current financial position, the line of credit is not necessary to be continued at the present time.

     On April 22, 1997, the Company's Board of Directors authorized a program to purchase up to 200,000 shares of its common stock over the next two years. The shares will be utilized to provide stock under certain employee benefit programs. The number of shares that the Company intends to purchase and the time of such purchases will be determined by the Company, at its discretion. The Company plans to use existing cash and short-term investments to finance the purchases. As of December 31, 1998, the Company had purchased 106,900 shares of common stock under this program. Subsequent to December 31, 1998 and through March 1, 1999, the Company purchased an additional 27,900 shares of common stock under this program.

     The impact of inflation on both the Company's financial position and the results of operations has been minimal and is not expected to adversely affect 1998 results. The Company's financial position enables it to meet cash requirements for operations and capital expansion programs.

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

     If a person or group acquires 20% or more of the Company's outstanding common stock, each right not owned by the person or group will entitle its holder to purchase, at the right's exercise price, a number of shares of the Company's common stock (or, at the option of the Company, the new preferred stock) having a market value of twice the exercise price. Further, at any time after a person or group acquires 20% or more (but less than 50%) of the outstanding common stock, the Board of Directors may, at its option, exchange part or all of the rights (other than rights held by the acquiring person or group) for shares of the Company's common or preferred stock on a one-for-one basis.

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

IMPACT OF THE YEAR 2000 ISSUE
The Year 2000 issue exists because many computer systems and applications use two-digit rather than four-digit date fields to designate an applicable year. As a result, the systems and applications may not properly recognize the year 2000 or process data which include it, potentially causing data miscalculations or inaccuracies or operational malfunctions or failures.

     The Company has established a Year 2000 committee to transition the Company's business applications, computing infrastructure and communication systems into the next millennium. The objectives of the Year 2000 committee are to ensure all internal computer systems function correctly in the Year 2000, ensure data exchanged with external organizations conforms to Year 2000 standards and ensure all products sold by the Company conform to Year 2000 standards. The Company has developed an inventory of all Company business systems and corresponding software applications and is currently in the process of assessing the business priority of each system. Each system will be classified by mission criticality and a determination will be made to either replace or remediate the system, depending upon its importance. In addition, the Year 2000 project will include a review of the Year 2000 compliance efforts of the Company's key suppliers and other principal business partners and, as appropriate, the development of joint business support and continuity plans for Year 2000 issues. While this initiative is broad in scope, it has been structured to identify and prioritize efforts for mission-critical systems, products and key business partners.

     The inventory and assessment phases have been substantially completed as of December 31, 1998. The Company has established a Year 2000 test center to certify all business applications and processes utilized throughout the Company. To date, more than 300 internal software applications or systems have been identified for testing. Initial results indicate less than 20% of these applications do not meet Year 2000 standards and, more importantly, less than 5% are business-critical. During the remainder of 1999, the Year 2000 committee will focus attention to remediation and testing of internal business systems and contingency planning.

     The Company's products with time-of-day (TOD) clocks in their design have been tested for successful Year 2000 operation. Products that do not have TOD clocks have no potential Year 2000 operational issues and, therefore, have not been tested. The Company believes that it will have no material exposure to contingencies related to the Year 2000 issue for the products it has sold.

     In order to ensure Year 2000 compliance among the Company's key suppliers and business partners, the Year 2000 committee developed surveys that were provided to the suppliers in addition to verifying compliance efforts via the suppliers' and business partners' Web sites for Year 2000 compliance-related information. The Company is currently examining where and how outside suppliers and business partners impact the business and apply the same mission-critical standard to suppliers and business partners that applies to the Company's own internal systems.

     Under the Company's current Year 2000 plan, the target date of June 30, 1999 has been established for completion of remediation, testing and implementation. The Company's ability to meet that target date is dependent upon the timely provision of necessary upgrades and modifications by the Company's suppliers and customers. There can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

     The Company currently estimates the expenses associated with the anticipated Year 2000 efforts to be approximately $0.1 million through 1999, with an additional $0.3 million for capital improvement costs to support this project. The costs expensed to date have been immaterial. The timing of the Company's expenses may vary and is not necessarily indicative of readiness efforts or progress to date. The Company anticipates that a portion of the Year 2000 expenses will not be incremental costs, but rather will represent the redeployment of existing Information Technology (IT) resources.

     As part of the Year 2000 initiative, the Company is evaluating scenarios that may occur as a result of the century change and is in the process of developing contingency and business plans that address potential Year 2000-related occurrences. These plans are expected to assess the potential for business disruption and to provide operational back-up, recovery and restoration alternatives.

     The above information is based on the Company's current best estimates. Given the complexity of the Year 2000 issues and risks, actual results may vary materially from those anticipated and discussed above. Specific factors that might cause such differences include, among others, the availability and cost of personnel trained in this area, the ability to locate and correct all affected computer systems, applications and products and the timing and success of remedial efforts of the Company's third party suppliers and business partners.

BACKLOG
The Company's backlog consists of firm customer purchase orders for the Company's various products. As of December 31, 1998, the Company had a backlog of $0.6 million, a $1.0 million decrease from the December 31, 1997 backlog of $1.6 million. At December 31, 1998, the composition of the backlog related primarily to one customer order, while backlog at December 31, 1997 consisted of several customer orders. Periodic fluctuations in customer orders and backlog result from a variety of factors, including, but not limited to, the timing of significant orders and shipments, and are not necessarily indicative of long-term trends in sales of the Company's products.

TOLLGRADE COMMUNICATIONS, INC., AND SUBSIDIARIES

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Tollgrade Communications, Inc., and Subsidiaries have been prepared by management, who are responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and include amounts based on management's best estimates and judgements. Financial information elsewhere in this Annual Report is consistent with that in the financial statements.

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

     The financial statements have been audited by PricewaterhouseCoopers LLP, Independent Accountants. As part of their audit of the Company's 1998 financial statements, PricewaterhouseCoopers LLP considered the Company's system of internal control to the extent they deemed necessary to determine the nature, timing and extent of their audit tests. The Independent Accountants' Report follows.

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



                                          /s/ Christian L. Allison
                                          --------------------------
                                          Christian L. Allison
                                          Chairman, President and
                                          Chief Executive Officer



                                          /s/ Samuel C. Knoch
                                          --------------------------
                                          Samuel C. Knoch
                                          Chief Financial Officer and Treasurer

                                          January 25, 1999

REPORT OF INDEPENDENT ACCOUNTANTS


January 25, 1999

To the Board of Directors and Shareholders of Tollgrade Communications, Inc. and
Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the consolidated financial position of Tollgrade Communications, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                         /s/ PRICEWATERHOUSECOOPERS LLP
                                         -------------------------------
                                         PricewaterhouseCoopers LLP




Pittsburgh, Pennsylvania

January 25, 1999

TOLLGRADE COMMUNICATIONS, INC., AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS                                                               December 31, 1997          DECEMBER 31, 1998
-----------------------------------------------------------------------------------------------------------------
Current assets:
     Cash and cash equivalents                                         $   3,183,944             $   8,311,353
     Short-term investments                                               15,666,626                14,249,164
     Accounts receivable:
         Trade                                                             7,884,683                 7,888,060
         Other                                                               517,090                   300,680
     Inventories                                                          12,101,114                13,201,771
     Prepaid expenses and deposits                                           409,252                   352,413
     Deferred tax assets                                                     213,216                   354,891
 .................................................................................................................
         Total current assets                                             39,975,925                44,658,332
Long-term investments                                                        600,000                 1,553,000
Property and equipment, net                                                3,001,824                 3,314,522
Deferred tax assets                                                          126,895                   334,474
Patents and other assets                                                       8,568                     4,247
 .................................................................................................................
         Total assets                                                  $  43,713,212             $  49,864,575
-----------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------
Current liabilities:
     Accounts payable                                                  $     959,185             $     687,079
     Accrued expenses                                                      1,091,990                 1,128,421
     Accrued salaries and wages                                            1,529,525                   801,908
     Royalties payable                                                       878,780                   712,971
     Income taxes payable                                                    946,233                   788,479
 .................................................................................................................
         Total current liabilities                                         5,405,713                 4,118,858
Deferred income                                                                   --                    40,000
Deferred tax liabilities                                                     206,116                     9,950
 .................................................................................................................
         Total liabilities                                                 5,611,829                 4,168,808
Commitments
Shareholders' equity:
     Preferred stock, $1.00 par value; authorized shares,
         10,000,000; issued shares, -0- in 1997 and 1998, respectively            --                        --
     Common stock, $.20 par value; authorized shares, 25,000,000;
         issued shares, 5,727,350 in 1997 and 5,920,464 in 1998            1,145,470                 1,184,093
     Additional paid-in capital                                           25,232,315                27,503,772
     Treasury stock, at cost, 3,200 shares in 1997
         and 109,100 shares in 1998                                          (70,355)               (1,789,287)
     Unearned compensation                                                   (35,934)                       --
     Retained earnings                                                    11,829,887                18,797,189
 .................................................................................................................
         Total shareholders' equity                                       38,101,383                45,695,767
 .................................................................................................................
              Total liabilities and shareholders' equity               $  43,713,212             $  49,864,575
-----------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

TOLLGRADE COMMUNICATIONS, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       Years Ended December 31,
                                                           1996                  1997                 1998
---------------------------------------------------------------------------------------------------------------
Revenues                                             $  37,489,949         $  45,421,135         $  46,277,409
Cost of product sales                                   18,321,677            20,104,202            19,620,226
 ...............................................................................................................
Gross profit                                            19,168,272            25,316,933            26,657,183
Operating expenses:
     Selling and marketing                               4,767,339             5,446,102             5,704,323
     General and administrative                          2,551,959             3,767,925             4,127,580
     Research and development                            3,921,091             5,944,819             6,880,015
 ...............................................................................................................
         Total operating expenses                       11,240,389            15,158,846            16,711,918
 ...............................................................................................................
Income from operations                                   7,927,883            10,158,087             9,945,265
Other income (expense):
     Interest expense                                       (3,076)               (3,271)             (107,694)
     Interest and other income                             848,569               901,981             1,169,531
 ...............................................................................................................
         Total other income (expense)                      845,493               898,710             1,061,837
Income before income taxes                               8,773,376            11,056,797            11,007,102
Provision for income taxes                               3,176,753             4,173,649             4,039,800
 ...............................................................................................................
         Net income                                  $   5,596,623         $   6,883,148         $   6,967,302
---------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE INFORMATION:
---------------------------------------------------------------------------------------------------------------
Weighted average shares of common stock and equivalents:
   Basic                                                 5,500,884             5,686,182             5,841,347
   Diluted                                               5,939,662             5,961,540             5,966,551
 ...............................................................................................................
Net income per common share: (1)
   Basic                                             $        1.02         $        1.21         $        1.19
   Diluted                                                     .94                  1.15                  1.17
---------------------------------------------------------------------------------------------------------------

(1) 1998 includes $.04 per share related to the after-tax effect of net key man life insurance proceeds associated with the death of the Company's former Chairman R. Craig Allison.





The accompanying notes are an integral part of the consolidated financial statements.

TOLLGRADE COMMUNICATIONS, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                   Additional
                      Preferred Stock         Common Stock          Paid-in     Treasury
                       Shares  Amount      Shares      Amount       Capital       Stock
---------------------------------------------------------------------------------------------
Balance at
   December 31, 1995      --   $  --    5,443,830 $ 1,088,766    $ 22,339,022   $        --
---------------------------------------------------------------------------------------------

Issuance costs for
   initial public
   offering in 1995       --      --           --          --         (55,889)           --
Exercise of common
   stock options          --      --      179,027      35,805         439,005       (49,775)
Restricted stock -
   compensation
   charged to
   expense, net           --      --           --          --              --            --
Shares forfeited          --      --       (2,440)       (488)         (8,999)           --
Tax benefit from
   exercise of
   stock options          --      --           --          --       1,378,071            --
Net income                --      --           --          --              --            --
 .............................................................................................
Balance at
   December 31, 1996      --      --    5,620,417   1,124,083      24,091,210       (49,775)

Exercise of common
   stock options          --      --      107,283      21,457         456,759            --
Restricted stock -
   compensation
   charged to
   expense, net           --      --           --          --              --            --
Shares forfeited          --      --         (350)        (70)        (18,338)           --
Tax benefit from
   exercise of
   stock options          --      --           --          --         702,684            --
Purchase of
   treasury stock         --      --           --          --              --       (20,580)
Net income                --      --           --          --              --            --
 .............................................................................................
Balance at
   December 31, 1997      --      --    5,727,350   1,145,470      25,232,315       (70,355)

EXERCISE OF COMMON
   STOCK OPTIONS          --      --      193,814      38,763       1,114,876            --
RESTRICTED STOCK -
   COMPENSATION
   CHARGED TO
   EXPENSE, NET           --      --           --          --              --            --
SHARES FORFEITED          --      --         (700)       (140)         (6,860)           --
TAX BENEFIT FROM
   EXERCISE OF
   STOCK OPTIONS          --      --           --          --       1,163,441            --
PURCHASE OF
   TREASURY STOCK         --      --           --          --              --    (1,718,932)
NET INCOME                --      --           --          --              --            --
 .............................................................................................
BALANCE AT
   DECEMBER 31, 1998      --   $  --    5,920,464  $1,184,093     $27,503,772   $(1,789,287)
---------------------------------------------------------------------------------------------


                           Retained
                           Earnings
                           Unearned     (Accumulated
                         Compensation      Deficit)           Total
-----------------------------------------------------------------------
Balance at
   December 31, 1995      $  (168,529)    $ (649,884)     $  22,609,375
-----------------------------------------------------------------------

Issuance costs for
   initial public
   offering in 1995                --             --            (55,889)
Exercise of common
   stock options                   --             --            425,035
Restricted stock -
   compensation
   charged to
   expense, net                52,356             --             52,356
Shares forfeited                9,487             --                 --
Tax benefit from
   exercise of
   stock options                   --             --          1,378,071
Net income                         --      5,596,623          5,596,623
 .......................................................................
Balance at
   December 31, 1996         (106,686)     4,946,739         30,005,571

Exercise of common
   stock options                   --             --            478,216
Restricted stock -
   compensation
   charged to
   expense, net                52,344             --             52,344
Shares forfeited               18,408             --                 --
Tax benefit from
   exercise of
   stock options                   --             --            702,684
Purchase of
   treasury stock                  --             --            (20,580)
Net income                         --      6,883,148          6,883,148
 .......................................................................
Balance at
   December 31, 1997          (35,934)    11,829,887         38,101,383

EXERCISE OF COMMON
   STOCK OPTIONS                   --             --          1,153,639
RESTRICTED STOCK -
   COMPENSATION
   CHARGED TO EXPENSE,
   NET                         28,934             --             28,934
SHARES FORFEITED                7,000             --                 --
TAX BENEFIT FROM
   EXERCISE OF
   STOCK OPTIONS                   --             --          1,163,441
PURCHASE OF
   TREASURY STOCK                  --             --         (1,718,932)
NET INCOME                         --      6,967,302          6,967,302
 .......................................................................
BALANCE AT
   DECEMBER 31, 1998        $      --    $18,797,189        $45,695,767
-----------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

TOLLGRADE COMMUNICATIONS, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Years Ended December 31,
                                                                1996               1997               1998
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                  $  5,596,623      $  6,883,148       $  6,967,302
Adjustments to reconcile net income
     to net cash provided by operating activities:
         Depreciation and amortization                           688,323         1,005,744          1,387,598
         Deferred income taxes                                   (77,990)           26,495           (545,420)
         Provision for losses on inventory                        95,000                --             88,000
         Provision for allowance for doubtful accounts                --            50,000             50,000
         Compensation expense for restricted stock                52,356            52,344             28,934
Changes in assets and liabilities:
     Increase in accounts receivable-trade                    (2,582,356)       (2,781,094)           (53,377)
     (Increase) decrease in accounts receivable-other           (192,716)         (212,656)           216,410
     Increase in inventories                                  (2,643,352)       (3,531,296)        (1,188,657)
     (Increase) decrease in prepaid expenses and deposits       (398,302)          140,501             56,839
     Decrease in accounts payable                               (275,517)         (732,743)          (272,106)
     Increase (decrease) in accrued expenses, salaries
         and wages, royalty payable and deferred income        1,679,404           911,508           (816,995)
     Increase (decrease) in income taxes payable                  86,089           775,344           (157,754)
 ..............................................................................................................
         Net cash provided by operating activities             2,027,562         2,587,295          5,760,774
 ..............................................................................................................
Cash flows from investing activities:
     Purchase of investments                                 (20,690,542)      (19,567,255)       (17,380,104)
     Redemption/maturity of investments                        8,347,950        15,643,221         17,844,566
     Capital expenditures                                     (1,993,541)       (1,230,910)        (1,695,975)
     Patent expenditures                                          (4,760)               --                 --
     Purchase of treasury stock                                       --           (20,580)        (1,718,932)
 ..............................................................................................................
         Net cash used in investing activities               (14,340,893)       (5,175,524)        (2,950,445)
 ..............................................................................................................
Cash flows from financing activities:
     Proceeds from the exercise of stock options
         including related tax benefits                        1,803,106         1,180,900          2,317,080
     Issuance costs related to the initial public offering       (55,889)               --                 --
 ..............................................................................................................
         Net cash provided by financing activities             1,747,217         1,180,900          2,317,080
 ..............................................................................................................
Net increase (decrease) in cash and cash equivalents         (10,566,114)       (1,407,329)         5,127,409
Cash and cash equivalents at beginning of year                15,157,387         4,591,273          3,183,944
 ..............................................................................................................
Cash and cash equivalents at end of year                    $  4,591,273      $  3,183,944       $  8,311,353
--------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
     Cash paid during the year for interest                 $      3,076      $      3,271       $    107,694
     Cash paid during the year for income taxes                2,013,981         2,420,460          3,596,079
--------------------------------------------------------------------------------------------------------------




The accompanying notes are an integral part of the consolidated financial statements.

TOLLGRADE COMMUNICATIONS, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION
Tollgrade Communications, Inc. (the Company) designs, engineers, markets and supports test access and test extension products for the telecommunications and cable television industries. The Company's telecommunications proprietary products enable telephone companies to use their existing line test systems to remotely diagnose problems in Plain Old Telephone Service (POTS) lines containing both copper and fiber optics. The Company's cable products consist of a complete cable status monitoring system that provides a comprehensive testing solution for the Broadband Hybrid Fiber Coax distribution system. The status monitoring system consists of a host for user interface, control and configuration; a headend controller for managing network communications; and transponders that are strategically located within the cable network to gather status reports from power supplies, line amplifiers and fiber-optic nodes. The Company was organized in 1986 and began operations in 1988.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS
The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Substantially all of the Company's cash and cash equivalents are maintained at one financial institution. No collateral or security is provided on these deposits, other than $100,000 of deposits per financial institution insured by the Federal Deposit Insurance Corporation.

INVESTMENTS
Short-term investments at December 31, 1997 and 1998 consist of a treasury note and/or individual municipal bonds stated at cost, which approximated market value. These securities have a maturity of one year or less at date of purchase and/or contain a callable provision in which the bonds can be called within one year from date of purchase. Long-term investments are individual municipal bonds with a maturity of more than one year but less than eighteen months. The primary investment purposes are to provide a reserve for future business purposes, including possible acquisitions, capital expenditures and to meet working capital requirements.

     The Company classifies its investment in all debt securities as "held to maturity" in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

INVENTORIES
Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out method. The Company provides appropriate reserves for any inventory deemed slow moving or obsolete.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. Property and equipment is depreciated on a straight-line method over their estimated useful lives ranging from 3 to 7 years. Leasehold improvements are amortized over the related lease period or the estimated useful life, whichever is shorter.

     The cost of renewals and betterments that extend the lives or productive capacities of properties is capitalized. Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property and equipment retired or otherwise disposed of and the related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is reflected in current operations.

PATENTS
The costs of patents are being amortized on a straight-line method over a period of five years.

PRODUCT WARRANTY
The Company records estimated warranty costs on the accrual basis of accounting. These reserves are based on applying historical returns and cost experience to the current level of product shipments.

REVENUE RECOGNITION
Revenue from product sales is recognized at the time of shipment. Revenue for license and royalty fees is recognized when earned.

RESEARCH AND DEVELOPMENT COSTS
Research and development costs are charged to operations in the year incurred.

INCOME TAXES
The Company follows the provisions of SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, deferred tax liabilities and assets are determined based on the "temporary differences" between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

RECLASSIFICATIONS
Certain reclassifications have been made to the Company's 1997 financial statements to agree with current year classifications.

PER SHARE INFORMATION
Net income per share has been computed in accordance with the provisions of SFAS No. 128, "Earnings Per Share" for all periods presented. The statement requires companies with complex capital structures to report earnings per share on a basic and diluted basis, as defined. Basic earnings per share are calculated on the actual number of weighted average common shares outstanding for the period, while diluted earnings per share must include the effect of any dilutive securities. All prior periods have been restated in accordance with SFAS No.
128. A reconciliation of earnings per share is as follows:

                                                                       Years Ended December 31,
                                                           1996                  1997                 1998
---------------------------------------------------------------------------------------------------------------
Net Income                                           $   5,596,623         $   6,883,148         $   6,967,302
---------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding               5,500,884             5,686,182             5,841,347
 ...............................................................................................................
Effect of dilutive securities - stock options              438,778               275,358               125,204
 ...............................................................................................................
                                                         5,939,662             5,961,540             5,966,551
---------------------------------------------------------------------------------------------------------------
Earnings per share:
  Basic                                              $        1.02         $        1.21         $        1.19
---------------------------------------------------------------------------------------------------------------
  Diluted                                            $         .94         $        1.15         $        1.17
---------------------------------------------------------------------------------------------------------------


2.  INVENTORIES
Inventories consisted of the following:

                                                                    December 31, 1997           DECEMBER 31, 1998
-----------------------------------------------------------------------------------------------------------------
Raw materials                                                          $   5,738,576             $   6,135,743
Work in process                                                            5,070,113                 4,725,776
Finished goods                                                             1,292,425                 2,340,252
 .................................................................................................................
                                                                       $  12,101,114             $  13,201,771
-----------------------------------------------------------------------------------------------------------------


3.  PROPERTY AND EQUIPMENT
Property and equipment consisted of the following:

                                                                  December 31, 1997             DECEMBER 31, 1998
-----------------------------------------------------------------------------------------------------------------
Test equipment and tooling                                             $   2,409,088             $   3,289,767
Office equipment and fixtures                                              2,143,567                 2,728,443
Leasehold improvements                                                       921,049                 1,127,904
 .................................................................................................................
                                                                           5,473,704                 7,146,114
Less accumulated depreciation and amortization                             2,471,880                 3,831,592
 .................................................................................................................
                                                                       $   3,001,824             $   3,314,522
-----------------------------------------------------------------------------------------------------------------

4.  SHAREHOLDERS' EQUITY

COMMON STOCK
The Company has 25,000,000 authorized shares which have a par value of $.20 per share. As of December 31, 1997 and 1998, there are 5,727,350 and 5,920,464 issued shares, respectively.

STOCK REPURCHASE PROGRAM
On April 22, 1997, the Company's Board of Directors authorized a program to repurchase up to 200,000 shares of its common stock over the next two years. The shares will be utilized to provide stock under certain employee benefit programs. The number of shares that the Company intends to purchase and the time of such purchases will be determined by the Company, at its discretion. The Company plans to use existing cash and short-term investments to finance the purchases. As of December 31, 1998, the Company had purchased 106,900 shares of the Company's common stock under this program.

RESTRICTED STOCK
In May 1989, the Company adopted the Tollgrade Communications, Inc., Restricted Stock Employee Incentive Plan (the Plan), which provides for the granting of restricted common stock to key employees. A maximum of 140,000 shares were issuable under the Plan. During 1995, 18,960 shares of restricted stock under the Plan were issued. Effective upon approval by the Company's Board of Directors of the 1995 Long-Term Incentive Compensation Plan, the Plan was terminated. No shares of restricted stock were granted under the 1995 Long-Term Incentive Compensation Plan in 1997 and 1998.

     All shares of restricted stock were issued at no cost. Generally, the recipients of the restricted stock are required to continue in the employment of the Company for three to five years after the date of issuance for ownership to vest. The unearned compensation related to the restricted stock is being charged to expense over the vesting period, using the market value at the issuance date of $10.00, as determined by the Board of Directors.

     Compensation expense was $52,356, $52,344 and $28,934 in 1996, 1997 and
1998, respectively. In 1996, 1997 and 1998, 2,440, 350 and 700 shares of restricted stock, respectively, were forfeited due to the termination of certain employees. Accordingly, the compensation expense recorded for these shares in prior periods amounting to $9,487, $18,408 and $7,000 was reversed in 1996, 1997 and 1998, respectively. At December 31, 1998, all shares of restricted common stock granted had vested.

STOCK COMPENSATION PLANS
Under the Company's stock compensation plans, officers and other employees may be granted options to purchase shares of the Company's common stock. The option price on all outstanding options is equal to the fair market value of the stock at the date of the grant, as defined. The options generally vest ratably over a two-year period, with one-third vested upon grant. The Company's option programs cover all employees and are used to attract and retain qualified personnel in all positions.

     On April 22, 1997, the shareholders of the Company approved an amendment of the 1995 Long-Term Incentive Compensation Plan to increase the number of shares authorized for issuance under the plan by 375,000 and to allow for inclusion of non-employee directors under the plan.

     The Company's Board of Directors adopted the 1998 Employee Incentive Compensation Plan on January 29, 1998 and further amended such plan on April 10, 1998. All full-time active employees of the Company, excluding officers and directors, are eligible to participate in the plan. The aggregate number of shares of the Company's common stock which may be issued under the plan is 600,000 shares, subject to proportionate adjustment in the event of stock splits and similar events. The shares authorized but not granted under these plans at December 31, 1997 and 1998 were as follows:

                                                            Shares Authorized But Not Granted
                                                    December 31, 1997                DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------
1995 Long-Term Incentive Compensation Plan               357,973                           64,073
1998 Employee Incentive Compensation Plan                     --                          389,333
 ......................................................................................................
Total                                                    357,973                          453,406
------------------------------------------------------------------------------------------------------

     Certain employees and directors of the Company were granted stock options under the 1995 Long-Term Incentive Compensation Plan and the 1998 Employee Incentive Compensation Plan and various other agreements. The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost for these stock options based on the fair value at the grant dates for awards granted under those plans in 1996, 1997 and 1998 consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below:

                                                                      Years Ended December 31,
                                                          1996                  1997                  1998
------------------------------------------------------------------------------------------------------------
Net income                       As reported        $  5,596,623          $  6,883,148          $  6,967,302
                                 Pro forma          $  4,687,153          $  5,805,709          $  5,159,610

 ............................................................................................................
Diluted earnings per share       As reported        $        .94          $       1.15          $       1.17
                                 Pro forma          $        .79          $        .97          $        .86
------------------------------------------------------------------------------------------------------------

     The fair value of the stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 1996, 1997 and 1998: expected volatility of 46.5% in 1996, 40.4% in 1997 and 50.8% in 1998; a risk-free interest rate of 5.64% in 1996, 6.10% in 1997 and 4.82% in 1998; and an expected holding period of 4 years. The weighted average fair value of stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended 1996, 1997 and 1998, is $10.71, $8.54 and $7.68, respectively.

     Transactions involving stock options under the Company's various stock option plans and otherwise are summarized below:

                                                                                           Weighted Average
                                         Number of Shares       Range of Option Price       Exercise Price
-----------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1995                710,582            $   .957 - $15.00             $    7.00
Granted                                       201,500               21.75 -  25.75                 25.33
Exercised                                    (179,027)               1.43 -  15.00                  2.67
Cancelled                                      (3,000)                       12.00                 12.00
-----------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1996                730,055                .957 -  25.75                 13.10
Granted                                       135,750               17.50 -  25.13                 21.50
Exercised                                    (107,283)               .957 -  17.50                  4.42
Cancelled                                      (5,055)              12.00 -  15.00                 13.81
-----------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1997                753,467                .957 -  25.75                 15.84
Granted                                       540,000             14.5625 -  27.125                17.19
Exercised                                    (193,714)              17.00 -  27.125                 5.95
Cancelled                                     (40,533)              12.00 -  27.125                20.66
-----------------------------------------------------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 1998              1,059,220            $  12.00 - $27.125            $   18.16
-----------------------------------------------------------------------------------------------------------

                                                                                           Weighted Average
Options exercisable at:                                        Number of Shares             Exercise Price
-----------------------------------------------------------------------------------------------------------
December 31, 1996                                                   542,369                    $   10.33
December 31, 1997                                                   615,289                        14.17
DECEMBER 31, 1998                                                   711,015                        18.40
-----------------------------------------------------------------------------------------------------------

     The following table summarizes the status of the stock options, outstanding and exercisable, at December 31, 1998:

                                                                                  Stock Options
                                                 Stock Options Outstanding          Exercisable
-----------------------------------------------------------------------------------------------------------------
                                           Weighted Average        Weighted                           Weighted
     Range of Exercise                        Remaining             Average                            Average
          Prices                Shares      Contractual Life    Exercise Price        Shares       Exercise Price
-----------------------------------------------------------------------------------------------------------------
        $12.0000 - $15.0000     312,597          7.78              $13.19             279,264          $13.03
 .................................................................................................................
        $15.1250 - $19.6250     390,704          9.62               16.84             128,229           16.77
 .................................................................................................................
        $20.6250 - $25.7500     333,252          8.34               23.76             296,519           23.96
 .................................................................................................................
        $27.1250 - $27.1250      22,667          9.54               27.13               7,003           27.13
 .................................................................................................................
              Total           1,059,220          8.67              $18.16             711,015          $18.40
-----------------------------------------------------------------------------------------------------------------

     Subsequent to December 31, 1998, the Board of Directors granted an additional 157,000 options to employees of the Company pursuant to the 1998 Employee Incentive Compensation Plan.

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
In order to protect shareholder value in the event of an unsolicited offer to acquire the Company, on July 23, 1996, the Board of Directors of the Company declared a dividend of one preferred stock purchase right for each outstanding share of the Company's common stock. The dividend was payable on August 15, 1996 to shareholders of record as of that date. The aforementioned rights are exercisable only if a person or group acquires or announces an offer to acquire 20% or more of the Company's common stock. In such an event, each right will entitle shareholders to buy one-hundredth of a share of a new series of preferred stock at an exercise price of $115.00. Each one-hundredth of a share of the new preferred stock has terms designed to make it the economic and voting equivalent of one share of common stock.

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

5.  LICENSE AND ROYALTY FEES
The Company has entered into several technology license agreements with certain major Digital Loop Carrier (DLC) vendors under which the Company has been granted access to the licensor's patent technology and the right to manufacture and sell the patent technology in the Company's product line. The Company is obligated to pay royalty fees, as defined, through the terms of these license agreements. Royalty fees of $1,893,000, $2,014,000 and $1,903,701 were incurred in 1996, 1997 and 1998, respectively, and are included in cost of product sales in the accompanying consolidated statements of operations.

6.  INCOME TAXES
The provision for income taxes consisted of the following:

                                                                       Years Ended December 31,
                                                           1996                  1997                 1998
---------------------------------------------------------------------------------------------------------------
Current:
     Federal                                         $   2,938,491          $   3,726,200        $   4,030,841
     State                                                 316,252                421,000              554,379
 ...............................................................................................................
                                                         3,254,743              4,147,200            4,585,220
---------------------------------------------------------------------------------------------------------------
Deferred:
     Federal                                              (111,056)               (28,160)            (475,494)
     State                                                  33,066                 54,609              (69,926)
 ...............................................................................................................
                                                           (77,990)                26,449             (545,420)
 ...............................................................................................................
                                                     $   3,176,753          $   4,173,649        $   4,039,800
---------------------------------------------------------------------------------------------------------------

     Reconciliations of the federal statutory rate to the effective tax rates are as follows:

                                                                       Years Ended December 31,
                                                           1996                  1997                 1998
---------------------------------------------------------------------------------------------------------------
Federal statutory tax rate                                  34%                   34%                  34%
     Research and development tax credit                    (1)                   (2)                  (1)
     State income taxes                                      2                     3                    3
     Other                                                   1                     3                    1
 ...............................................................................................................
     Effective tax rate                                     36%                   38%                  37%
---------------------------------------------------------------------------------------------------------------

     The components of and changes in the deferred tax assets and liabilities recorded in the accompanying balance sheets at December 31, 1997 and 1998 were as follows:

                                                            Deferred                     Deferred
                                            December 31,     Expense    December 31,      Expense    DECEMBER 31,
                                                1996        (Credit)        1997         (Credit)       1998
-----------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Excess of tax basis over book basis for:
     Property and equipment                  $      --     $       --    $      --     $ (149,797)    $149,797
     Inventory                                  57,470        (16,328)      73,798       (130,980)     204,778
Reserves recorded for:
     Warranty                                   78,000        (39,000)     117,000        (52,650)     169,650
     Obsolescence                               83,850         14,040       69,810        (34,320)     104,130
     Allowance for doubtful accounts                --        (19,500)      19,500        (19,500)      39,000
Net operating loss carryforward - State         58,750         58,750           --             --           --
Other                                           50,829         (9,174)      60,003         37,993       22,010
 ......................................................                   .........                    ........
Total deferred tax assets                      328,899                     340,111                     689,365
------------------------------------------------------                   ---------                    --------

DEFERRED TAX LIABILITIES:
Excess of book basis over tax basis for:
     Property and equipment                   (111,777)        84,389     (196,166)      (196,166)          --
     Other                                     (56,678)       (46,728)      (9,950)            --       (9,950)
 ......................................................                   .........                    ........
Total deferred tax liabilities                (168,455)                   (206,116)                     (9,950)
------------------------------------------------------                   ---------                    --------

-----------------------------------------------------------------------------------------------------------------
Net deferred taxes                           $ 160,444     $   26,449    $ 133,995     $ (545,420)    $679,415
Reconciliation to the consolidated balance
  sheets:
     Current portion of deferred tax assets    171,776                     213,216                     354,891
     Current portion of deferred
         tax liabilities                      (168,455)                   (206,116)                     (9,950)
 .................................................................................................................
Long-term deferred taxes, net                $ 157,123                   $ 126,895                    $334,474
-----------------------------------------------------------------------------------------------------------------

The Company had a state tax operating loss carryforward at December 31, 1996 of approximately $500,000 which was utilized in 1997.

7.  LEASE COMMITMENTS
The Company leases office space and equipment under agreements which are accounted for as operating leases. The office lease expires December 31, 2001 and may be extended up to an additional 3 years. The equipment lease expires in September 2003. The Company is also involved in various month-to-month leases for research and development equipment. In addition, the office lease includes provisions for possible adjustments in annual future rental commitments relating to excess taxes and excess maintenance costs that may occur. The Company made additional rental payments of $4,827, $4,727 and $1,619 in 1998, 1997 and 1996, respectively.

     Minimum annual future rental commitments under noncancelable leases as of December 31 are:
     1999................................................................ $  579,917
     2000................................................................    595,577
     2001................................................................    616,457
     2002................................................................     31,817
     2003................................................................     23,863

     The rent expense for all lease commitments was approximately $335,000, $354,000 and $425,714 in 1996, 1997 and 1998, respectively.

8. MAJOR CUSTOMERS, REVENUE CONCENTRATION AND DEPENDENCE ON CERTAIN SUPPLIERS The Company sells primarily precision electronic equipment to companies in the telecommunications industry primarily in the United States. Sales are concentrated primarily with the five Regional Bell Operating Companies (RBOCs) as well as major independent telephone companies such as Sprint. Sales are primarily from the Company's metallic channel unit (MCU) product line. The MCU product line accounted for more than 90% of the Company's net product sales for 1998. The Company expects that revenues from MCU products will continue to account for a majority of the Company's revenues for the foreseeable future. Sales to the RBOCs accounted for approximately 86%, 86% and 79% of the Company's net product sales for fiscal years 1996, 1997 and 1998, respectively. During fiscal years 1996, 1997 and 1998, sales to two RBOCs individually exceeded 10% of consolidated revenues and, on a combined basis, comprised 60%, 54% and 54%, respectively, of the Company's net product sales. At December 31, 1997 and 1998, accounts receivable-trade included in the consolidated balance sheets related to these two RBOCs was approximately $3,819,000 and $3,639,000, respectively. Due to the Company's present dependency on the RBOCs, the loss of one or more of the RBOCs as a customer, or the reduction of orders for the Company's products by the RBOCs, could materially and adversely affect the Company.

     The Company utilizes two key independent subcontractors to perform a majority of the circuit board assembly and in-circuit testing work on its products. The Company also utilizes other subassembly contractors on a more limited basis. The loss of the subcontractors could cause delays in the Company's ability to meet production obligations and could have material adverse effect on the Company's results of operations. In addition, shortages of raw material to, or production capacity constraints at, the Company's subcontractors could negatively affect the Company's ability to meet its production obligations and result in increased prices for affected parts. Any such reduction may result in delays in shipments of the Company's products or increases in the price of components, either of which could have a material adverse impact on the Company.

9.  EMPLOYEE BENEFIT PLANS
The Company adopted a 401(k) benefit plan effective March 1, 1996. Eligible employees, as defined in the plan, may contribute up to 20% of eligible compensation or not to exceed the regulatory imposed limit, as defined. The Company does not make any matching contributions to the plan.

STATEMENTS OF OPERATIONS DATA BY QUARTER
The following table presents unaudited quarterly operating results for each of the Company's last eight fiscal quarters. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the data. Such quarterly results are not necessarily indicative of the future results of operations.

                                                       (In thousands, except per share data)
                                                             Quarter Ended (Unaudited)
                                March 31,  June 30,  Sept. 30,  Dec. 31,   MARCH 31, JUNE 30,   SEPT. 30, DEC. 31,
                                  1997       1997      1997       1997       1998      1998       1998      1998
------------------------------------------------------------------------------------------------------------------
Revenues                        $  8,619   $ 12,115  $  11,363  $ 13,324  $  10,764  $ 14,025   $ 10,120  $ 11,368
Cost of product sales              3,789      5,454      5,226     5,635      4,355     5,920      4,511     4,834
 ..................................................................................................................
Gross profit                       4,830      6,661      6,137     7,689      6,409     8,105      5,609     6,534
Operating expenses:
     Selling and marketing         1,046      1,334      1,287     1,779      1,622     1,499      1,227     1,356
     General and administrative      831        914        948     1,075      1,090     1,263      1,133       642
     Research and development      1,241      1,425      1,517     1,762      1,628     1,542      1,587     2,123
 ..................................................................................................................
Total operating expenses           3,118      3,673      3,752     4,616      4,340     4,304      3,947     4,121
 ..................................................................................................................
Income from operations             1,712      2,988      2,385     3,073      2,069     3,801      1,662     2,413
Other income, net                    177        239        221       261        189       417        103       353
 ..................................................................................................................
Income before income taxes         1,889      3,227      2,606     3,334      2,258     4,218      1,765     2,766
Provision for income taxes           710      1,194        999     1,270        813     1,575        655       997
 ..................................................................................................................
Net income                      $  1,179   $  2,033  $   1,607  $  2,064  $   1,445  $  2,643   $  1,110  $  1,769
------------------------------------------------------------------------------------------------------------------
Net income per common share (1)
     Basic                      $    .21   $    .36  $     .28  $    .36  $     .25  $    .45   $    .19  $    .30
     Diluted                    $    .20   $    .34  $     .27  $    .35  $     .24  $    .44   $    .18  $    .30
Weighted average shares of
  common stock and equivalents:
     Basic                         5,632      5,677      5,709     5,725      5,778     5,855      5,893     5,839
     Diluted                       5,976      5,942      5,955     5,975      5,956     6,008      6,048     5,890
------------------------------------------------------------------------------------------------------------------

(1) Second quarter 1998 includes $.04 per share related to the after-tax effect of net key man life insurance proceeds associated with the death of the Company's former Chairman R. Craig Allison.


COMMON STOCK MARKET PRICES
The Company's Common Stock has been included for quotation on the Nasdaq National Market System under the Nasdaq symbol "TLGD" since the Company's initial public offering in December 1995. The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock on such market:

                                                                          High                        Low
------------------------------------------------------------------------------------------------------------------
1997:
     First Quarter                                                     $  31-3/4                 $   17
     Second Quarter                                                       24-1/4                     16-3/4
     Third Quarter                                                        24                         20
     Fourth Quarter                                                       26-1/2                     20-1/2
1998:
     FIRST QUARTER                                                     $  23-3/4                 $   18-1/4
     SECOND QUARTER                                                       26-1/2                     20-1/2
     THIRD QUARTER                                                        27-3/4                     19-3/4
     FOURTH QUARTER                                                       21                         11
------------------------------------------------------------------------------------------------------------------

     At March 1, 1999, the Company had 352 holders of record of its Common Stock and 5,922,543 shares outstanding.
     The Company has never paid any dividends on its Common Stock and does not expect to pay cash dividends in the foreseeable future.