Form 10-K405, Exhibit 13
period 1999-12-31
TOLLGRADE COMMUNICATIONS INC \PA\
filed 2000-03-27
CIK 1002531

                                                                      Exhibit 13



                                    Building a Cathedral






                                    Tollgrade Communications, Inc.
                                    1999 Annual Report to Shareholders

A Story of Perspective...

A gentleman walks along a sidewalk in a grand city during medieval times.

He comes across a worker who is disgruntled. He asks the worker, "What are you doing?"

The laborer replies, "What does it look like I'm doing? I'm putting one brick on top of the other. Bricks and mud. That's what I'm doing."

The gentleman moves further down the sidewalk and stops at a second laborer, who is whistling and seems to be working at twice the pace of the other. The gentleman asks what he is doing. The second laborer steps back from his work without missing a beat, lifts his arms and motions to the heights where his creation would someday reach, and he says, "I am building a beautiful cathedral, where my friends and family will join me to learn and discover."

                                                               -- Author Unknown

TABLE OF CONTENTS
1999 Financial Highlights ...............................................1
Letter to Shareholders ..................................................2
1999 Operations Highlights ..............................................4
Selected Consolidated Financial Data ....................................6
Management's Discussion and Analysis of Results
     of Operations and Financial Condition ..............................7
Statement of Management's Responsibility for Financial Reporting .......14
Report of Independent Accountants ......................................15
Consolidated Financial Statements ......................................16
Notes to Consolidated Financial Statements .............................20
Shareholder Information ................................................28
Board of Directors and Executive Officers ...............Inside back cover

1999 Financial Highlights

                                                                  (In thousands, except per share data
                                                                         and number of employees)

                                                                  December 31, 1998    DECEMBER 31, 1999
OPERATIONS
Total Revenues                                                       $    46,277          $    61,111
------------------------------------------------------------------------------------------------------------
Net Income                                                           $     6,967          $    10,623
------------------------------------------------------------------------------------------------------------
Earnings Per Share-- Diluted (1)(2)                                  $       .58          $       .89
------------------------------------------------------------------------------------------------------------
Weighted Average Shares of Common Stock and Equivalents (2)           11,933,102           11,958,976
------------------------------------------------------------------------------------------------------------
Number of Employees                                                          230                  282
------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Total Assets                                                         $    49,865          $    66,202
------------------------------------------------------------------------------------------------------------
Working Capital                                                      $    40,539          $    49,958
------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                                 $    45,696          $    57,504
------------------------------------------------------------------------------------------------------------


                                   NET INCOME
                             (DOLLARS IN THOUSANDS)

            1995        1996       1997         1998        1999
            ----        ----       ----         ----        ----

          $2,522      $5,597      $6,883       $6,967      $10,623


                                    REVENUES
                             (DOLLARS IN THOUSANDS)

            1995        1996       1997         1998        1999
            ----        ----       ----         ----        ----

          $22,310     $37,490    $45,421*     $46,277*    $61,111

* Includes license fees of $250 and $150, respectively.


                         DILUTED EARNINGS PER SHARE (2)

            1995        1996       1997         1998        1999
            ----        ----       ----         ----        ----

           $0.28       $0.47      $0.58        $0.58        $0.89





(1) 1998 includes $.02 per share related to the after-tax effect of net key man life insurance proceeds associated with the death of the Company's former Chairman R. Craig Allison.

(2) Restated to reflect the two-for-one stock split of the Company's common stock (see Note 2 to the accompanying Consolidated Financial Statements).

"We are building a magnificent virtual cathedral by providing innovative testing products for world-class communications companies."

Dear Shareholder,

Historians have written that European monks saved western culture during the Dark Ages by protecting books in medieval cathedrals. In a way, today's sophisticated communications network is a "virtual" cathedral that protects and distributes the world's knowledge.

So-called bricks-and-mortar companies like Tollgrade are helping to build these cathedrals with optical switches, fiber-optic backbones, cross-connects, hubs, routers, transmission systems, LANs and WANs. Our vernacular isn't the Latin and Greek of the Middle Ages, but languages such as C++, T1, DSL, ATM and DSP. And leading-edge test systems are the guardians of our virtual cathedrals. They monitor voice, data and video transmission quality, and automate customer service.

For test system companies like Tollgrade, opportunities have been created by this new Age of Enlightenment. Large telecommunications service providers are consolidating. Competitive providers are blazing trails with services in traditional Baby Bell territories. Telecommunications and CATV companies are offering bundled telephony, data and video services. Long-distance companies are going local, and local providers are delivering long-distance service.
Just as the network has evolved, Tollgrade has changed, too. We've introduced new products to address the growing testing needs of our customers:

o New versions of our MCU(R) technology, our flagship product that connects central office-based test systems to subscribers' voice lines. Key MCU market factors will be new phone line growth, as well as the need to improve testing in legacy parts of the network.

o DigiTest(R), a next-generation system for testing voice service and the Internet-oriented DSL service. DigiTest focuses on the expanded testing needs of incumbent carriers, as well as emerging competitive communications companies.

o LIGHTHOUSE(R), a system that helps CATV operators monitor the health of mission-critical power supplies, as well as fiber-optic nodes in HFC networks. CATV networks are being converted from one-way to two-way networks so that cable companies can deliver video, telephony and data services.

As a result of core product sales growth and new product introductions in 1999, we posted $61.1 million in revenues, a 32.1 percent increase from $46.3 million in 1998. Gross profit as a percentage of sales increased from 57.6 percent to
59.1 percent. And earnings per share rose 53.4 percent to $.89 from $.58 in 1998.

We shipped $4.4 million in LIGHTHOUSE cable status monitoring system equipment to AT&T Broadband and Internet Services (formerly TCI), RCN and several original equipment manufacturer (OEM) customers, such as ANTEC, C-COR.net and Motorola.

In July, we announced our partnership with Nortel Networks for DigiTest. This development and marketing agreement is similar to the one forged with Lucent Technologies in 1998. As a result, DigiTest now interfaces with both Lucent's Mechanized Loop Testing (MLT) system, as well as Nortel's AccessCare(TM) system. MLT is the standard voice test system used by the Regional Bell Operating Companies (RBOCs), while AccessCare is making inroads into both major Incumbent Local Exchange Carriers (ILECs) and Competitive Local Exchange Carriers (CLECs). DigiTest not only enables MLT and AccessCare to provide DSL testing, it also upgrades these systems with new, state-of-the-art testing hardware.

By the end of 1999, Tollgrade had shipped $6.6 million in DigiTest products and accessories to Sprint North Supply, Sprint Canada and Lucent Technologies.

Sales of Tollgrade's core MCU technology continued to increase, most notably to U S WEST and Nortel, a major OEM customer.

In 1998, MCU product sales accounted for approximately 90 percent of total company revenues. In 1999, even though MCU sales enjoyed an increase, new products and services accounted for 21.6 percent of total revenues. MCU sales were 74 percent of the total.

And throughout all of 1999, Tollgrade began to build a solid Professional Services business unit. We provided testing-related consulting and training to companies such as U S WEST, Bell Atlantic and Ameritech.

As we've grown our company, we haven't forgotten about helping people in the Pittsburgh community. In 1999, we named our charity golf tournament after my Dad, the visionary who founded Tollgrade. Last year, the R. Craig Allison Memorial Classic raised $40,000 for INROADS(R), an organization that helps needy and talented minority college students. Over the past three years, Tollgrade has distributed more than $90,000 to hard-working young men and women in our area for school-related expenses.

Like the productive laborer in our story, Tollgrade is doing more than stacking the bricks and mortar of the evolving network. We are building a magnificent virtual cathedral by providing innovative testing products for world-class communications companies.

Thank you for joining us in this great crusade.

/s/ Chris Allison
-----------------
Chris Allison
Chairman, President and
Chief Executive Officer

1999 Operations Highlights

To know where the communications industry is going, you have to know where it's been. At Tollgrade, we've been integral to the constant effort to upgrade and maintain the local exchange carrier network since 1988.

It is from this perspective that we work to find new ways to deliver everything from old-fashioned voice service to faster, more dependable high-speed Internet access.

To be sure, according to a study conducted by the Yankee Group, the U.S. market for residential high-speed Internet services will grow to 3.3 million subscribers in 2000, and will reach 16.6 million by 2004.

According to the report, the installed base of domestic high-speed Internet subscribers was 1.4 million at the end of 1999, with 80 percent of those homes using cable modems for access. That same report, however, predicted that by 2004, about nine million or 58 percent of high-speed Internet subscribers will rely on Digital Subscriber Line (DSL) service.

The build-up that has begun for this battle contributed directly to Tollgrade's record performance in 1999. We saw better than expected sales for both of our two new system offerings -- DigiTest(R) and LIGHTHOUSE,(R) along with a continued increase in our flagship MCU(R) test access product line.

Test Access Products

CORE PRODUCTS

MCU Technology that gives local exchange carriers the ability to conduct in-service testing in Digital Loop Carrier (DLC) environments.

KEY CUSTOMERS

BellSouth, Bell Atlantic, U S WEST, SBC Communications, Ameritech, Pacific Bell, Southwestern Bell, Southern New England Telephone, Sprint Communications, Allegiance Telecom

HIGHLIGHTS

Continued increased sales across the majority of sectors of the business; increased sales under major Original Equipment Manufacturer's agreement.

Test Systems for Telephony

CORE PRODUCTS

DigiTest system, which includes the Digital Measurement Node (DMN), the Digital Measurement Unit (DMU), the Digital Wideband Unit (DWU) and other critical components. The system works with major test Operations Support Systems to conduct the full range of tests for Plain Old Telephone Service (POTS), along with special measurement functions for such next generation services as Integrated Services Digital Network (ISDN) and Digital Subscriber Line (DSL).

KEY CUSTOMERS

Sprint North Supply, the procurement division of Sprint USA; Lucent Canada for deployment in Sprint Canada

HIGHLIGHTS

Shipment of $6.6 million in DigiTest products to customers for both POTS and DSL loop qualification applications; the announcement of our joint development agreement with Nortel Networks; the development of the DWU for DSL applications.

Status Monitoring Systems for Cable Television

CORE PRODUCTS

LIGHTHOUSE Cable Status Monitoring System, which includes a headend controller, host software and transponders for power supplies, amplification and nodes. Cable television system operators use Tollgrade's LIGHTHOUSE system to monitor their systems from a central Network Operations Center, out to the outside plant. As a result, they can identify and resolve the most common and costly cable television system power, performance and service problems.

KEY CUSTOMERS

AT&T Broadband and Internet Services, RCN Corporation, C-COR.Net, ANTEC,
Motorola

HIGHLIGHTS

Shipment of $4.4 million in LIGHTHOUSE Products; the successful deployment of LIGHTHOUSE products in AT&T's Dallas and Seattle markets; the continued development of strategic partnerships for future OEM and direct sales.

Professional Services

CORE SERVICES

Support for all phases of telco life-cycle of DLC test systems; Planning and Design; Grassroots Testability Improvement Initiatives; POTS Test Assurance Training Programs; Test Equipment Installation Support; On-site Fault Diagnosis and Resolution.

KEY CUSTOMERS

U S WEST, Ameritech, Bell Atlantic, BellSouth

HIGHLIGHTS

Completed major training and testability improvement initiatives from an average 40% testability per wire center to approximately 80% across the board.

                              Revenues by Product
                         (PERCENTAGE OF 1999 REVENUES)

                                                        TELACCORD, PROFESSIONAL
MCU PRODUCTS         DIGITEST       CATV PRODUCTS          SERVICES & OTHER
------------         --------       -------------          ----------------

   74%                 11%              7%                        8%

Selected Consolidated Financial Data

The selected consolidated financial data of the Company as of December 31, 1995, 1996, 1997, 1998, 1999 and for the years then ended is derived from audited consolidated financial statements of the Company.

                                                              (In thousands, except per share data)
                                                                    Years Ended December 31,
                                                 1995          1996          1997           1998         1999
---------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
Revenues(1)                                  $  22,310      $  37,490     $  45,421     $  46,277       $61,111
Cost of product sales                           11,329         18,322        20,104        19,620        25,014
---------------------------------------------------------------------------------------------------------------
Gross profit                                    10,981         19,168        25,317        26,657        36,097
Operating expenses:
     Selling and marketing                       2,953          4,767         5,446         5,704         7,006
     General and administrative                  1,471          2,552         3,768         4,128         4,723
     Research and development                    2,637          3,921         5,945         6,880         8,757
---------------------------------------------------------------------------------------------------------------
Total operating expenses                         7,061         11,240        15,159        16,712        20,486
---------------------------------------------------------------------------------------------------------------
Income from operations                           3,920          7,928        10,158         9,945        15,611
Other income, net                                   20            845           899         1,062           949
---------------------------------------------------------------------------------------------------------------
Income before income taxes                       3,940          8,773        11,057        11,007        16,560
Provision for income taxes                       1,418          3,176         4,174         4,040         5,937
---------------------------------------------------------------------------------------------------------------
Net income                                   $   2,522      $   5,597     $   6,883     $   6,967      $ 10,623
---------------------------------------------------------------------------------------------------------------
Earnings per share: (2)(3)
     Basic                                   $     .30      $     .51     $     .61     $     .60      $    .92
     Diluted                                       .28            .47           .58           .58           .89
---------------------------------------------------------------------------------------------------------------
Weighted average shares
     of common stock and equivalents: (3)
     Basic                                       8,455         11,002        11,372        11,683        11,574
     Diluted                                     9,007         11,879        11,923        11,933        11,959
---------------------------------------------------------------------------------------------------------------


                                                                       As of December 31,
                                                 1995          1996           1997         1998           1999
---------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Working capital                              $  21,159      $  27,232     $  34,570     $  40,539      $ 49,958
Total assets                                    25,728         34,626        43,713        49,865        66,202
Shareholders' equity                            22,609         30,006        38,101        45,696        57,504
---------------------------------------------------------------------------------------------------------------

                                                 1995          1996           1997         1998           1999
---------------------------------------------------------------------------------------------------------------
OTHER DATA: (4)
Number of employees at year end                    126            184           205           230           282
Average revenue per employee                 $     177      $     204     $     222     $     201      $    217
---------------------------------------------------------------------------------------------------------------

(1)      Includes license fees of $250 and $150 for 1997 and 1998, respectively.

(2) 1998 includes $.02 per share related to the after-tax effect of net key man life insurance proceeds associated with the death of the Company's former Chairman R. Craig Allison.

(3) Restated to reflect the two-for-one stock split of the Company's common stock (see Note 2 to the accompanying Consolidated Financial Statements).

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

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

The statements contained in this Annual Report to Shareholders, including those contained in the following Management's Discussion and Analysis of Results of Operations and Financial Condition, which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent Tollgrade Communications, Inc.'s (the "Company") present expectations or beliefs concerning future events. The Company cautions that such statements must be qualified by important factors that could cause actual earnings and other results to differ materially from those achieved in the past or those expected by the Company. These statements as to management's beliefs, strategies, plans, expectations or opinions in connection with Company performance, are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Such statements must be qualified by important factors that could cause actual earnings and other results to differ materially from those achieved in the past or those expected by the Company. These include: rapid technological change along with the need to continually develop new products and gain customer acceptance and approval; the Company's dependence on a relatively narrow range of products; competition; the Company's dependence on key employees; difficulties in managing the Company's growth; the Company's dependence upon a small number of large customers and certain suppliers; the Company's dependence upon proprietary rights; risks of third party claims of infringement; and government regulation.

OVERVIEW

The Company was organized in 1986 and began operations in 1988. The Company designs, engineers, markets and supports test system, test access and status monitoring products for the telecommunications and cable television industries. The Company's telecommunications proprietary test access products enable telephone companies to use their existing line test systems to remotely diagnose problems in Plain Old Telephone Service (POTS) lines containing both copper and fiber optics. The Company's MCU(R) product line, which includes POTS line testing as well as alarm-related products, represented approximately 74% of the Company's revenue for the year ended December 31, 1999 and will continue to account for a majority of the Company's revenues for the foreseeable future.

     During 1999, the Company initiated production and began shipping the DigiTest(R) centralized network test system platform. In general, test systems focus on helping local exchange carriers conduct the full range of fault diagnosis, along with the ability to qualify, deploy and maintain next generation services that include Digital Subscriber Line (DSL) service and Integrated Services Digital Network (ISDN) service. The Company's DigiTest system is designed to provide complete hardware testing for POTS and local loop prequalification for DSL services. The system currently consists of three integrated pieces of hardware, that being the Digital Measurement Node (DMN), the Digital Measurement Unit (DMU), and the Digital Wideband Unit (DWU). When used in an integrated fashion, the DigiTest system will permit local exchange carriers to perform a complete array of central office testing including POTS, DSL line prequalification, bridged tap detection, data rate prediction, and in-service wideband testing. Sales of the DigiTest product line accounted for approximately 11% of the Company's revenue for the year ended December 31, 1999.

     The Company's LIGHTHOUSE(R) cable products consist of a complete cable status monitoring system that provides a broad testing solution for the Broadband Hybrid Fiber Coax distribution system. The status monitoring system includes a host for user interface, control and configuration; a headend controller for managing network communications;

and transponders that are strategically located within the cable network to gather status reports from power supplies, line amplifiers and fiber-optic nodes. Sales of the LIGHTHOUSE product line accounted for approximately 7% of the Company's revenue for the year ended December 31, 1999.

     During 1999, the Company continued to build upon and extend its Professional Services offering to customers. The cornerstone of the Company's Professional Services offering is the Testability Improvement Initiatives. These services may offer the customer the opportunity to make dramatic improvements in testability levels, while training their own staffs in targeted geographic regions over a defined period of time. By making improvements in the customers digital loop carrier (DLC) testability levels, the customers internal repair technicians can make use of automated systems to diagnose and repair subscriber loop problems thereby automatically eliminating the need for the involvement of several highly trained people to test and diagnose line problems. The Professional Services business levels continued to increase in 1999 but are not yet considered material to the Company's revenue for the year ended December 31, 1999.

     The Company's telecommunications product sales are primarily to the four Regional Bell Operating Companies (RBOCs) as well as major independent telephone companies and to certain DLC equipment manufacturers. For the year ended December 31, 1999, approximately 59% of the Company's total revenue was generated from sales to these four RBOCs, the two largest of which comprised approximately 34% of revenues. In addition, sales to an Original Equipment Manufacturer (OEM) customer accounted for approximately 11% of the Company's total revenues in 1999. The Company markets and sells its cable products directly, as well as through various OEM arrangements with cable network equipment manufacturers. The Company presently has one such OEM arrangement under contract and works under less formal arrangements with several other OEM partners.

     The Company's operating results have fluctuated and may continue to fluctuate as a result of various factors, including the timing of orders from and shipments to the RBOCs. This timing is particularly sensitive to various business factors within each of the RBOCs including the RBOCs relationships with their various organized labor groups. In addition, the markets for the Company's new products, specifically DigiTest and LIGHTHOUSE, are highly competitive, beyond the competition historically seen in the Company's MCU markets. Due to the rapidly evolving market in which these products compete, additional competitors with significant market presence and financial resources could further intensify the competition for these products.

     The Company believes that recent changes within the telecommunication marketplace, including industry consolidation, as well as the Company's ability to successfully penetrate certain new markets, have resulted in some discounting and more favorable terms granted to certain customers of the Company. In addition, the Company experienced certain customer demands to consolidate product purchases which have translated into large bulk orders. Although the Company will continue to strive to meet the demands of its customers, which include delivery of quality products at an acceptable price and on acceptable terms, there are no assurances that the Company will be successful in negotiating acceptable terms and conditions pertaining to these large orders. Additionally, recent consolidations among the RBOCs, and their ability to consolidate their inventory and product procurement systems could cause fluctuations or delays in the Company's order patterns. Also, recent efforts in the cable status monitoring industry to standardize transponders among status monitoring systems could cause pricing pressure as well as affect deployment within certain customers of the Company's cable products. These standards, if adopted by the standards setting body, are expected to become final in the year 2000 and may affect the Company's revenues from such products in subsequent periods. The Company cannot predict such future events or business conditions and the Company's results may be adversely affected by these industry trends in the primary markets its serves.

     Although international sales to date have not been significant, the Company believes that certain international markets may offer opportunities. However, the international telephony markets differ from those found domestically due to the different types and configurations of equipment used by those international communication companies to provide services. In addition, certain competitive elements also are found internationally which do not exist in the Company's domestic markets. These factors, when combined, have made entrance into these international markets very difficult. From time to time, the Company has utilized the professional services of various marketing consultants to assist in defining the Company's international market opportunities. With the assistance of these consultants and through direct marketing efforts by the Company, it has been determined that its present MCU technology offers limited opportunities in certain international markets for competitive and other technological reasons. These markets include China (other than through an existing OEM relationship), Europe and the Pac Rim countries. There can be no assurance that any continued efforts by the Company will be successful or that the Company will achieve significant international sales.

     The Company believes that continued growth will depend on its ability to design and engineer new products and, therefore, spends a significant amount on research and development. Research and development expenses as a percent of revenues were approximately 14% for the year ended December 31, 1999. The Company expects its research and development expenses to continue at significant levels.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUES

Revenues for the year ended December 31, 1999 were $61.1 million, and were $14.8 million, or 32.1%, higher than the revenues of $46.3 million for the year ended December 31, 1998. The increase in revenues is primarily associated with the sale of new products, as well as increased sales of core MCU products. During 1999, the Company generated revenues of approximately $9.4 million associated with new product introductions including the Company's DigiTest product line, while same product and services sales between years increased $5.4 million, or 11.8%. Contributing to the increase in same product and services sales in 1999 was continued strong purchasing by U S WEST associated with that company's continued effort to improve testability in selected states, offset by the lower sales to certain Bell Atlantic regions. The Company believes the decreased sales within the Bell Atlantic region during 1999 was the result of higher than expected inventories as a result of slower than expected deployment of MCU products within certain regions. Bell Atlantic's testability improvement initiatives migrated to more complex embedded DLC architectures that require the provisioning of additional equipment and increased installation time. The Company has implemented certain strategies, including providing professional services which provide comprehensive technical training and other testability improvement initiatives services which are designed to return product usage to historical levels. The effectiveness of these programs have resulted in some increased deployment of the Company's MCU technology which in turn, the Company believes, has begun to reduce existing inventory levels within Bell Atlantic. There can be no assurances as to the ultimate effectiveness of these programs in returning product deployment to historical levels.

     Periodic fluctuations in customer orders and backlog result from a variety of factors, including but not limited to the timing of significant orders and shipments, and are not necessarily indicative of long-term trends in sales of the Company's products. Management believes that there is a continuing possibility that the requirements for certain important MCU products which are utilized in legacy DLC systems may be satisfied at some point. In order to reduce associated risks, the Company is focusing on the development of new product lines to attempt to meet the other requirements of customers.

GROSS PROFIT

Gross profit for 1999 was $36.1 million compared to $26.7 million for 1998, representing an increase of $9.4 million, or 35.4%. Gross profit as a percentage of revenues increased to 59.1% for 1999 compared to 57.6% for 1998. The overall increase in gross profit resulted primarily from the increased sales levels, while improvements in gross margin as a percentage of sales were a result of a favorable sales mix in relation to higher-margined products, as well as increased sales volumes and associated manufacturing efficiencies. Maintaining the Company's current gross margin levels is contingent on its ability to negotiate price increases and gain further cost reductions. Furthermore, maintaining gross margin levels will also depend on the actual mix of products sold which will include the effect of the Company's cable products, which carry lower gross margins than earned historically on the Company's telecommunication products.

SELLING AND MARKETING EXPENSE

Selling and marketing expenses consist primarily of personnel costs as well as commissions and travel expenses of direct sales and marketing personnel, and costs associated with marketing programs. Selling and marketing expense for 1999 was $7.0 million, or 11.5% of revenues, compared to $5.7 million, or 12.3% of revenues for 1998. This increase of $1.3 million, or 22.8%, is primarily related to increased costs associated with certain performance-based compensation programs, as well as an increase in spending on general advertising, promotion and related marketing activities. The Company expects selling and marketing expenses to rise commensurate with increased revenues and selling efforts. The Company is continuing its efforts to expand its business by marketing new products and the development of comprehensive technical training and other testability improvement initiatives.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expenses consist primarily of personnel costs for finance, administrative and general management personnel as well as accounting and legal expenses. General and administrative expense for 1999 was $4.7 million, or 7.7%, of revenues, compared to $4.1 million, or 8.9%, of revenues for 1998. This increase of $0.6 million, or 14.4%, is primarily attributable to an increase in professional services consulting fees, as well as an increase in expense for the Company's management incentive compensation program associated with the Company's financial performance for the year ended December 31, 1999.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expenses consist primarily of personnel costs and costs associated with the development of new products and technologies, including DigiTest and LIGHTHOUSE, and enhancing features of existing products. Research and development expense for 1999 was $8.8 million, or 14.3%, of revenues, compared to $6.9 million, or 14.9%, of revenues for 1998. This increase of $1.9 million, or 27.3%, was principally due to costs associated with new product development and the addition of personnel to support these new product development activities. In addition, research and development expenses reflect an increase in expense associated with the Company's management incentive compensation program as mentioned above. The Company expenses all research and development costs as they are incurred.

OTHER INCOME AND EXPENSE

Other income, which consists primarily of interest income, was $1.0 million for 1999 compared to $1.1 million for 1998. The decrease of $0.1 million, or 10.6%, was primarily the result of the prior year period including approximately $0.2 million of net key man life insurance proceeds associated with the death of the Company's former Chairman R. Craig Allison.

PROVISIONS FOR INCOME TAXES

The Company's effective tax rate for 1999 was 35.9% of income before income taxes, compared to the 36.7% rate in 1998. The decrease in the effective income tax rate primarily reflects the permanent effect of an increase in non-taxable interest income on the Company's short- and long-term investments related to individual municipal bonds.

NET INCOME AND EARNINGS PER SHARE

For the year ended December 31, 1999, net income was $10.6 million compared to $7.0 million for the year ended December 31, 1998, representing an increase of $3.7 million, or 52.5%. Diluted earnings per common share of $.89 for 1999 increased by 53.4%, or $.31, from the $.58 earned in 1998. Fiscal year 1998 includes approximately $0.2 million, or $.02 per share, related to the after-tax effect of net key man life insurance as previously discussed above. Excluding the effect of net key man life insurance proceeds, net income increased $3.9 million, or 55.7%, while diluted earnings per share for 1999 increased 58.9%, or $0.33 per share. Diluted weighted average shares of common stock and equivalents outstanding were 11,958,976 in 1999 compared to 11,933,102 in 1998. As a percentage of revenues, net income for 1999 increased to 17.4% from 15.1% in 1998. All share and per share information was restated to reflect the two-for-one stock split of the Company's common stock (see Note 2 to the accompanying consolidated financial statements).

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

REVENUES

Revenues for the year ended December 31, 1998 were $46.3 million, and were $0.9 million, or 1.9%, higher than the revenues of $45.4 million for the year ended December 31, 1997. Revenues for both years consisted almost entirely of product sales. Revenues for 1998 and 1997 included approximately $0.5 million and $0.9 million, respectively, for non-recurring engineering fees, royalty and license fees. The increase in revenues was primarily associated with new product revenues. During 1998, the Company generated revenues of approximately $2.2 million associated with new product introductions including the Company's LIGHTHOUSE cable products, while same product sales between periods decreased $1.3 million, or 3.0%. This decrease occurred primarily in the second half of 1998, which the Company believes was caused by several factors including certain labor disputes at Bell Atlantic, U S WEST and Southern New England Telephone during the third quarter of 1998, higher than expected inventories at Ameritech, as well as slower than expected deployment of MCU products within certain regions of Bell Atlantic as their testability improvement initiatives migrated to more complex embedded DLC architectures requiring the provisioning of additional equipment and increased installation time.

GROSS PROFIT

Gross profit for 1998 was $26.7 million compared to $25.3 million for 1997, representing an increase of $1.3 million, or 5.3%. Gross profit as a percentage of revenues increased to 57.6% for 1998 compared to 55.7% for 1997. The overall increase in gross profit resulted primarily from the increased sales levels, while improvements in gross margin as a percentage of sales were a result of increased sales volumes and increased manufacturing efficiencies.

SELLING AND MARKETING EXPENSE

Selling and marketing expenses consist primarily of personnel costs as well as commissions and travel expenses of direct sales and marketing personnel, and costs associated with marketing programs. Selling and marketing expense for 1998 was $5.7 million, or 12.3% of revenues, compared to $5.4 million, or 12.0% of revenues for 1997. This increase of $0.3 million, or 4.7%, was primarily associated with additional personnel to support expanding product lines and increased consulting and travel expenses associated with international market development.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expenses consist primarily of personnel costs for finance, administrative and general management personnel as well as accounting and legal expenses. General and administrative expense for 1998 was $4.1 million, or 8.9%, of revenues, compared to $3.8 million, or 8.3%, of revenues for 1997. This increase of $0.3 million, or 9.5%, was primarily attributable to increased expenditures for legal and professional fees associated with business development activities as well as personnel recruiting costs.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expenses consist primarily of personnel costs and costs associated with the development of new products and technologies. Research and development expense for 1998 was $6.9 million, or 14.9%, of revenues, compared to $5.9 million, or 13.1%, of revenues for 1997. This increase of $1.0 million, or 15.7%, was principally due to costs associated with new product development and the addition of personnel to support these new product development activities. The Company expenses all research and development costs as they are incurred.

OTHER INCOME AND EXPENSE

Other income, which consists primarily of interest income, was $1.1 million for 1998 compared to $0.9 million for 1997. The increase of $0.2 million, or 18.2%, includes approximately $0.2 million of net key man life insurance proceeds associated with the death of the Company's former Chairman R. Craig Allison. Additionally, 1998 other income and expense included interest expense of approximately $0.1 million related to settlements of certain prior years' tax returns.

PROVISIONS FOR INCOME TAXES

The Company's effective tax rate for 1998 was 36.7% of income before income taxes, compared to the 37.7% rate in 1997. The decrease in the effective income tax rate reflects the permanent effect of an increase in non-taxable interest income on the Company's short and long-term investments related to individual municipal bonds.

NET INCOME AND EARNINGS PER SHARE

For the year ended December 31, 1998, net income was $7.0 million compared to $6.9 million for the year ended December 31, 1997, representing an increase of $0.1 million, or 1.2%. Diluted earnings per common share of $.58 for 1998 remained unchanged from the $.58 earned in 1997. Fiscal year 1998 includes approximately $0.2 million, or $.02 per share, related to the after-tax effect of net key man life insurance as previously discussed above. Excluding the effect of net key man life insurance proceeds, net income decreased $0.2 million, or 2.1%, while diluted earnings per share for 1998 decreased 3.4%, to $.56 per share. Diluted weighted average shares of common stock and equivalents outstanding were 11,933,102 in 1998 compared to 11,923,080 in 1997. As a percentage of revenues, net income for 1998 decreased to 15.1% from 15.2% in 1997. All share and per share information was restated to reflect the two-for-one stock split of the Company's common stock (see Note 2 to the accompanying consolidated financial statements).

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $50.0 million as of December 31, 1999 compared to the working capital of $40.5 million as of December 31, 1998. The increase of $9.5 million, or 23.2%, can be attributed to operating cash flow (income from operations before depreciation and amortization) and proceeds from the exercise of stock options exceeding requirements for purchases of property and equipment and funding of the Company's stock buyback program. Significant components of the Company's change in working capital include an increase in cash and cash equivalents which include the effect of additional operating cash flow as well as cash received as a result of stock option exercises, an increase in inventories due to the investment required to introduce new products and to maintain sufficient inventory stocking levels, and an increase in accounts receivable-trade as a result of the increased sales levels during the latter part of 1999. In addition, the decrease in short-term investments of $0.7 million was more than offset by an increase of $ 1.3 million in long-term investments. This reclassification reflects the Company's strategy to migrate to individual municipal bonds with a maturity of more than one year but less than eighteen months and was undertaken to maximize investment income levels. Such funds are still available for general corporate use upon maturity. As of December 31, 1999, the Company had $31.9 million of cash and cash equivalents, short-term and long-term investments which are unrestricted and available for corporate purposes including acquisitions and other general working capital requirements.

     The Company made capital expenditures of $2.3 million in 1999 which were primarily related to additions and upgrades of the MIS infrastructure, production test equipment and fixtures, as well as various leasehold improvements made to the Company's facilities. Capital expenditures were $1.7 million and $1.2 million for 1998 and 1997, respectively, which were primarily related to upgrades to the MIS infrastructure, office equipment, test fixtures and development systems, tooling and leasehold improvements. The Company presently has no material capital expenditure commitments. Planned capital expenditures for 2000 are anticipated to total approximately $2.8 million. These planned capital projects include test fixtures and development systems, computer and office equipment and leasehold improvements to the Company's facilities.

     On April 22, 1997, the Company's Board of Directors authorized a program to purchase up to 400,000 shares of its common stock over two years. The program intended that the shares would be utilized to provide stock under certain employee benefit programs. As of April 22, 1999, the expiration of this initial program, the Company had purchased 382,400 shares of common stock under this program. The Company used existing cash and short-term investments to finance these purchases. On May 6, 1999, the Company's Board of Directors authorized a new program to purchase up to 400,000 shares of its common stock over a two-year period. As of December 31, 1999, the Company had not initiated any purchases of common stock under this program. The number of shares that the Company intends to purchase and the time of such purchases will be determined by the Company, at its discretion. The Company plans to use existing cash and short-term investments to finance the purchases.

     The impact of inflation on both the Company's financial position and the results of operations has been minimal and is not expected to adversely affect 2000 results. The Company's financial position enables it to meet cash requirements for operations and capital expansion programs.

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

IMPACT OF THE YEAR 2000 ISSUE

The Year 2000 issue exists because many computer systems and applications use two digit rather than four digit date fields to designate an applicable year. As a result, the systems and applications may not properly recognize the year 2000 or process data which include it, potentially causing data miscalculations or inaccuracies or operational malfunctions or failures.

     The Company established a Year 2000 committee to transition the Company's business applications, computing infrastructure and communication systems into the next millennium. The objectives of the Year 2000 committee were to ensure all internal computer systems function correctly in the year 2000, ensure data exchanged with external organizations conforms to year 2000 standards and ensure all products sold by the Company conform to year 2000 standards. The Company developed an inventory of all Company business systems and corresponding software applications, and assessed the business priority of each system. Each system was classified by mission criticality and a determination was made to either replace or remediate the system depending upon its importance. In addition, the Year 2000 project included a review of the Year 2000 compliance efforts of the Company's key suppliers and other principal business partners and, as appropriate, the development of joint business support and continuity plans for Year 2000 issues.

     The Company's products with time-of-day (TOD) clocks in their design have been tested for successful Year 2000 operation. Products that do not have TOD clocks have no potential Year 2000 operational issues and therefore have not been tested. The Company believes that it will have no material exposure to contingencies related to the Year 2000 Issue for the products it has sold.

     As of December 31, 1999, all of the Company's critical applications were prepared to process Year 2000 information and have not experienced any material problems since January 1, 2000. We are not able to determine at this time whether undiscovered Year 2000 problems will occur in the future, however, the Company has developed contingency plans to address such situations that may result if we experience year 2000 problems.

     The Company expenses associated with the Year 2000 efforts were approximately $0.1 million through 1999 with an additional $0.3 million for capital improvement costs to support this project.

BACKLOG

As of December 31, 1999, the Company's backlog was $12.1 million compared to the backlog at December 31, 1998 of $0.6 million. The Company's backlog consists of firm customer purchase orders for the Company's various products. Backlog at December 31, 1999 also includes approximately $1.4 million related to shipments of certain DigiTest hardware components to a customer in the fourth quarter of 1999 which were awaiting customer acceptance at December 31, 1999. Such acceptance was predicated on the customer receiving final certification approvals from an independent third party laboratory. Revenue and income related to this sale has been deferred and will be recognized when final customer acceptance has occurred. Periodic fluctuations in customer orders and backlog result from a variety of factors, including but not limited to the timing of significant orders and shipments, and are not necessarily indicative of long-term trends in sales of the Company's products.

STOCK SPLIT

On February 10, 2000, the Company's Board of Directors authorized a two-for-one stock split of the Company's common stock, payable in the form of a 100 percent stock dividend. On or about March 20, 2000, shareholders of record will receive one additional share of common stock for each share of common stock held of record on February 28, 2000. The stock split has been reflected in the accompanying financial statements, and all applicable references as to the number of common shares, per share information and market prices have been restated assuming the split had occurred at the beginning of the earliest year presented (see Note 2 to the accompanying consolidated financial statements).

ACCOUNTING PRONOUNCEMENTS

In 1999, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting information about operating segments, products and services, geographic areas and major customers in annual and interim financial statements. The adoption of this standard did not affect the disclosure of the Company's segment information.

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

     The financial statements have been audited by PricewaterhouseCoopers LLP, Independent Accountants. As part of their audit of the Company's 1999 financial statements, PricewaterhouseCoopers LLP considered the Company's system of internal control to the extent they deemed necessary to determine the nature, timing and extent of their audit tests. The Independent Accountants' Report follows.

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



                                                 /s/ Christian L. Allison
                                                 ------------------------
                                                 Christian L. Allison
                                                 Chairman, President and
                                                 Chief Executive Officer



                                                 /s/ Samuel C. Knoch
                                                 ------------------------
                                                 Samuel C. Knoch
                                                 Chief Financial Officer and
                                                 Treasurer

                                                 January 24, 2000

Report of Independent Accountants

January 24, 2000

To the Board of Directors and Shareholders of Tollgrade Communications, Inc. and
Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Tollgrade Communications, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP
------------------------------
PRICEWATERHOUSECOOPERS LLP




Pittsburgh, Pennsylvania
January 24, 2000, except for Note 2,
     which is as of March 20, 2000

TOLLGRADE COMMUNICATIONS, INC., AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS                                                               December 31, 1998         DECEMBER 31, 1999
-------------------------------------------------------------------------------------------------------------------
Current assets:
     Cash and cash equivalents                                         $   8,311,353             $  15,555,810
     Short-term investments                                               14,249,164                13,516,676
     Accounts receivable:
         Trade                                                             7,888,060                10,865,244
         Other                                                               300,680                   335,155
     Inventories                                                          13,201,771                17,335,747
     Prepaid expenses and deposits                                           352,413                   461,934
     Deferred tax assets                                                     354,891                   575,251
-------------------------------------------------------------------------------------------------------------------
         Total current assets                                             44,658,332                58,645,817
Long-term investments                                                      1,553,000                 2,850,000
Property and equipment, net                                                3,314,522                 4,337,115
Deferred tax assets                                                          334,474                   367,626
Patents                                                                        4,247                     1,396
-------------------------------------------------------------------------------------------------------------------
         Total assets                                                  $  49,864,575             $  66,201,954
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------
Current liabilities:
     Accounts payable                                                  $     687,079             $     911,769
     Accrued expenses                                                      1,128,421                 1,222,866
     Accrued salaries and wages                                              801,908                 2,209,473
     Royalties payable                                                       712,971                   793,689
     Income taxes payable                                                    788,479                 2,443,609
     Deferred income                                                             ----                1,106,483
-------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                         4,118,858                 8,687,889
Deferred income                                                               40,000                        --
Deferred tax liabilities                                                       9,950                     9,950
-------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                 4,168,808                 8,697,839
Commitments
Shareholders' equity (Note 2):
     Preferred stock, $1.00 par value; authorized shares,
         10,000,000; issued shares, -0- in 1998 and 1999, respectively            --                        --
     Common stock, $.20 par value; authorized shares, 25,000,000;
         issued shares, 11,840,928 in 1998 and 12,102,280 in 1999          2,368,186                 2,420,456
     Additional paid-in capital                                           26,319,679                28,828,568
     Treasury stock, at cost, 218,200 shares in 1998
         and 386,800 shares in 1999                                       (1,789,287)               (3,164,975)
     Retained earnings                                                    18,797,189                29,420,066
-------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                       45,695,767                57,504,115
-------------------------------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity                    $  49,864,575             $  66,201,954
-------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

TOLLGRADE COMMUNICATIONS, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       Years Ended December 31,
                                                           1997                  1998                 1999
----------------------------------------------------------------------------------------------------------------
Revenues                                             $  45,421,135         $  46,277,409         $  61,111,103
Cost of product sales                                   20,104,202            19,620,226            25,014,418
----------------------------------------------------------------------------------------------------------------
Gross profit                                            25,316,933            26,657,183            36,096,685
Operating expenses:
     Selling and marketing                               5,446,102             5,704,323             7,006,118
     General and administrative                          3,767,925             4,127,580             4,722,970
     Research and development                            5,944,819             6,880,015             8,756,551
----------------------------------------------------------------------------------------------------------------
         Total operating expenses                       15,158,846            16,711,918            20,485,639
----------------------------------------------------------------------------------------------------------------
Income from operations                                  10,158,087             9,945,265            15,611,046
Other income (expense):
     Interest expense                                       (3,271)             (107,694)               (1,549)
     Interest and other income                             901,981             1,169,531               950,380
----------------------------------------------------------------------------------------------------------------
         Total other income (expense)                      898,710             1,061,837               948,831
----------------------------------------------------------------------------------------------------------------
Income before income taxes                              11,056,797            11,007,102            16,559,877
Provision for income taxes                               4,173,649             4,039,800             5,937,000
----------------------------------------------------------------------------------------------------------------
         Net income                                  $   6,883,148         $   6,967,302         $  10,622,877
----------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE INFORMATION:
----------------------------------------------------------------------------------------------------------------
Weighted average shares of common stock and equivalents:
   Basic                                                11,372,364            11,682,694            11,573,580
   Diluted                                              11,923,080            11,933,102            11,958,976
----------------------------------------------------------------------------------------------------------------
Net income per common share:
   Basic                                             $         .61         $         .60         $         .92
   Diluted                                           $         .58         $         .58         $         .89
----------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the consolidated financial statements.

TOLLGRADE COMMUNICATIONS, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                                              Additional
                                      Preferred Stock                      Common Stock                         Paid-in
                                   Shares        Amount            Shares                 Amount                Capital
----------------------------------------------------------------------------------------------------------------------------
Balance at
   December 31, 1996                 --            --             5,620,417              1,124,083             24,091,210

2-for-1 stock split in the
   form of a stock dividend
   (Note 2)                          --            --             5,620,417              1,124,083             (1,124,083)
Exercise of common
   stock options                     --            --               214,566                 42,913                435,303
Restricted stock -
   compensation
   charged to expense,
   net                               --            --                    --                     --                     --
Shares forfeited                     --            --                  (700)                  (140)               (18,268)
Tax benefit from exercise
   of stock options                  --            --                    --                     --                702,684
Purchase of
   treasury stock                    --            --                    --                     --                     --
Net income                           --            --                    --                     --                     --
----------------------------------------------------------------------------------------------------------------------------

Balance at
   December 31, 1997                 --            --            11,454,700              2,290,939             24,086,846

Exercise of common
   stock options                     --            --               387,628                 77,527              1,076,112
Restricted stock -
   compensation
   charged to expense,
   net                               --            --                    --                     --                     --
Shares forfeited                     --            --                (1,400)                  (280)                (6,720)
Tax benefit from exercise
   of stock options                  --            --                    --                     --              1,163,441
Purchase of
   treasury stock                    --            --                    --                     --                     --
Net income                           --            --                    --                     --                     --
----------------------------------------------------------------------------------------------------------------------------

Balance at
   December 31, 1998                 --            --            11,840,928              2,368,186             26,319,679

EXERCISE OF COMMON
   STOCK OPTIONS                     --            --               261,352                 52,270              2,123,652
TAX BENEFIT FROM EXERCISE
   OF STOCK OPTIONS                  --            --                    --                     --                385,237
PURCHASE OF
   TREASURY STOCK                    --            --                    --                     --                     --
NET INCOME                           --            --                    --                     --                     --
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT
   DECEMBER 31, 1999                 --          $ --            12,102,280           $  2,420,456           $ 28,828,568
----------------------------------------------------------------------------------------------------------------------------



                                          Treasury              Unearned               Retained
                                           Stock              Compensation             Earnings               Total
---------------------------------------------------------------------------------------------------------------------
Balance at
   December 31, 1996                      (49,775)              (106,686)             4,946,739            30,005,571

2-for-1 stock split in the
   form of a stock dividend
   (Note 2)                                    --                     --                     --                    --
Exercise of common
   stock options                               --                     --                     --               478,216
Restricted stock -
   compensation
   charged to expense,
   net                                         --                 52,344                     --                52,344
Shares forfeited                               --                 18,408                     --                    --
Tax benefit from exercise
   of stock options                            --                     --                     --               702,684
Purchase of
   treasury stock                         (20,580)                    --                     --               (20,580)
Net income                                     --                     --              6,883,148             6,883,148
---------------------------------------------------------------------------------------------------------------------

Balance at
   December 31, 1997                      (70,355)               (35,934)            11,829,887            38,101,383

Exercise of common
   stock options                               --                     --                     --             1,153,639
Restricted stock -
   compensation
   charged to expense,
   net                                         --                 28,934                     --                28,934
Shares forfeited                               --                  7,000                     --                    --
Tax benefit from exercise
   of stock options                            --                     --                     --             1,163,441
Purchase of
   treasury stock                      (1,718,932)                    --                     --            (1,718,932)
Net income                                     --                     --              6,967,302             6,967,302
---------------------------------------------------------------------------------------------------------------------
Balance at
   December 31, 1998                   (1,789,287)                    --             18,797,189            45,695,767

EXERCISE OF COMMON
   STOCK OPTIONS                               --                     --                     --             2,175,922
TAX BENEFIT FROM EXERCISE
   OF STOCK OPTIONS                            --                     --                     --               385,237
PURCHASE OF
   TREASURY STOCK                      (1,375,688)                    --                     --            (1,375,688)
NET INCOME                                     --                     --             10,622,877            10,622,877
---------------------------------------------------------------------------------------------------------------------
BALANCE AT
   DECEMBER 31, 1999                 $ (3,164,975)          $         --           $ 29,420,066          $ 57,504,115
---------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the consolidated financial statements.

TOLLGRADE COMMUNICATIONS, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Years Ended December 31,
                                                                1997               1998               1999
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                  $  6,883,148      $  6,967,302       $ 10,622,877
Adjustments to reconcile net income
     to net cash provided by operating activities:
         Depreciation and amortization                         1,005,744         1,387,598          1,252,743
         Deferred income taxes                                    26,495          (545,420)          (253,512)
         Provision for losses on inventory                            --            88,000            393,000
         Provision for allowance for doubtful accounts            50,000            50,000            100,000
         Compensation expense for restricted stock                52,344            28,934                 --
Changes in assets and liabilities:
     Increase in accounts receivable-trade                    (2,781,094)          (53,377)        (3,077,184)
     (Increase) decrease in accounts receivable-other           (212,656)          216,410            (34,475)
     Increase in inventories                                  (3,531,296)       (1,188,657)        (4,526,976)
     (Increase) decrease in prepaid expenses and deposits        140,501            56,839           (109,521)
     Increase (decrease) in accounts payable                    (732,743)         (272,106)           224,690
     Increase (decrease) in accrued expenses, salaries
         and wages, royalties payable and deferred income        911,508          (816,995)         2,649,211
     Increase (decrease) in income taxes payable                 775,344          (157,754)         1,655,130
----------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities             2,587,295         5,760,774          8,895,983
----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Purchase of investments                                 (19,567,255)      (17,380,104)       (15,183,124)
     Redemption/maturity of investments                       15,643,221        17,844,566         14,618,612
     Capital expenditures                                     (1,230,910)       (1,695,975)        (2,272,485)
     Purchase of treasury stock                                  (20,580)       (1,718,932)        (1,375,688)
----------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                (5,175,524)       (2,950,445)        (4,212,685)
----------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Proceeds from the exercise of stock options
         including related tax benefits                        1,180,900         2,317,080          2,561,159
----------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities             1,180,900         2,317,080          2,561,159
----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents          (1,407,329)        5,127,409          7,244,457
Cash and cash equivalents at beginning of year                 4,591,273         3,183,944          8,311,353
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                    $  3,183,944      $  8,311,353       $ 15,555,810
----------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
     Cash paid during the year for interest                 $      3,271      $    107,694       $      1,549
     Cash paid during the year for income taxes                2,420,460         3,596,079          4,078,830
----------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

TOLLGRADE COMMUNICATIONS, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

Tollgrade Communications, Inc. (the Company) designs, engineers, markets and supports test system, test access and status monitoring products for the telecommunications and cable television industries. The Company's telecommunications proprietary test access products enable telephone companies to use their existing line test systems to remotely diagnose problems in Plain Old Telephone Service (POTS) lines containing both copper and fiber optics. The Company's test system products, specifically DigiTest, focus on helping local exchange carriers conduct the full range of fault diagnosis along with the ability to prequalify, deploy and maintain next generation services including Digital Subscriber Line service. The Company's cable products consist of a complete cable status monitoring system that provides a comprehensive testing solution for the Broadband Hybrid Fiber Coax distribution system. The status monitoring system consists of a host for user interface, control and configuration; a headend controller for managing network communications; and transponders that are strategically located within the cable network to gather status reports from power supplies, line amplifiers and fiber-optic nodes. The Company was organized in 1986 and began operations in 1988.

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

INVESTMENTS

Short-term investments at December 31, 1998 and 1999 consist of a treasury note and/or individual municipal bonds stated at cost, which approximated market value. These securities have a maturity of one year or less at date of purchase and/or contain a callable provision in which the bonds can be called within one year from date of purchase. Long-term investments are individual municipal bonds with a maturity of more than one year but less than eighteen months. The primary investment purposes are to provide a reserve for future business purposes, including possible acquisitions, capital expenditures and to meet working capital requirements. Realized gains and losses are computed using the specific identification method.

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

SEGMENT INFORMATION

The Company follows the provisions of SFAS No. 131. In 1999, the Company adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information, Financial Reporting for Segments of a Business." This statement establishes standards for reporting information about operating segments, products and services, geographic areas and major customers in annual and interim financial statements. The Company manages and operates its business as one segment.

PER SHARE INFORMATION

Net income per share has been computed in accordance with the provisions of SFAS No. 128, "Earnings Per Share" for all periods presented. All share and per share information reflects the two-for-one split of the Company's common stock (see
Note 2). SFAS No. 128 requires companies with complex capital structures to report earnings per share on a basic and diluted basis, as defined. Basic earnings per share are calculated on the actual number of weighted average common shares outstanding for the period, while diluted earnings per share must include the effect of any dilutive securities. All prior periods have been restated in accordance with SFAS No. 128. A reconciliation of earnings per share is as follows:

                                                                       Years Ended December 31,
                                                           1997                  1998                 1999
----------------------------------------------------------------------------------------------------------------
Net Income                                           $   6,883,148         $   6,967,302         $  10,622,877
----------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding              11,372,364            11,682,694            11,573,580
----------------------------------------------------------------------------------------------------------------
Effect of dilutive securities - stock options              550,716               250,408               385,396
----------------------------------------------------------------------------------------------------------------
                                                        11,923,080            11,933,102            11,958,976
----------------------------------------------------------------------------------------------------------------
Earnings per share:
  Basic                                              $         .61         $         .60         $         .92
----------------------------------------------------------------------------------------------------------------
  Diluted                                            $         .58         $         .58         $         .89
----------------------------------------------------------------------------------------------------------------

2.  STOCK SPLIT

On February 10, 2000, the Company's Board of Directors authorized a two-for-one stock split of the Company's common stock, payable in the form of a 100 percent stock dividend. On March 20, 2000, shareholders of record will receive one additional share of common stock for each share of common stock held of record on February 28, 2000. The stock split has been reflected in the accompanying financial statements, and all applicable references as to the number of common shares, per share information and market prices have been restated assuming the split had occurred at the beginning of the earliest year presented.

3.  INVENTORIES

Inventories consisted of the following:

                                     December 31, 1998           DECEMBER 31, 1999
-----------------------------------------------------------------------------------
Raw materials                           $   6,135,743             $   8,173,299
Work in process                             4,725,776                 7,410,203
Finished goods                              2,340,252                 1,752,245
-----------------------------------------------------------------------------------
                                        $  13,201,771             $  17,335,747
-----------------------------------------------------------------------------------

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                                  December 31, 1998             DECEMBER 31, 1999
-------------------------------------------------------------------------------------------------------------------
Test equipment and tooling                                             $   3,289,767             $   4,217,189
Office equipment and fixtures                                              2,728,443                 3,269,761
Leasehold improvements                                                     1,127,904                 1,590,704
-------------------------------------------------------------------------------------------------------------------
                                                                           7,146,114                 9,077,654
Less accumulated depreciation and amortization                             3,831,592                 4,740,539
-------------------------------------------------------------------------------------------------------------------
                                                                       $   3,314,522             $   4,337,115
-------------------------------------------------------------------------------------------------------------------


5. SHAREHOLDERS' EQUITY

COMMON STOCK

The Company has 25,000,000 authorized shares which have a par value of $.20 per share. As of December 31, 1998 and 1999, there are 11,840,928 and 12,102,280 issued shares, respectively.

STOCK REPURCHASE PROGRAM

On April 22, 1997, the Company's Board of Directors authorized a program to purchase up to 400,000 shares of its common stock over a two-year period. The program intended that the shares would be utilized to provide stock under certain employee benefit programs. As of April 22, 1999, the expiration of this initial program, the Company had purchased 382,400 shares of common stock under this program. The Company has used existing cash and short-term investments to finance these purchases. On May 6, 1999, the Company's Board of Directors authorized a new program to purchase up to 400,000 shares of its common stock over a two-year period. As of December 31, 1999, the Company had not initiated any purchases of common stock under this new program. The number of shares that the Company intends to purchase and the time of such purchases will be determined by the Company at its discretion. The Company plans to use existing cash and short-term investments to finance the purchases.

STOCK COMPENSATION PLANS

Under the Company's stock compensation plans, directors, officers and other employees may be granted options to purchase shares of the Company's common stock. The option price on all outstanding options is equal to the fair market value of the stock at the date of the grant, as defined. The options generally vest ratably over a two-year period, with one-third vested upon grant. The Company's option programs cover all employees and are used to attract and retain qualified personnel in all positions.

     On May 6, 1999, the shareholders of the Company approved an amendment of the 1995 Long-Term Incentive Compensation Plan (the "Amended Plan") to increase the number of shares available under the Plan by 460,000 shares, from 1,750,000 to 2,210,000 shares. In approving the increase to the authorized shares under the Amended Plan, shareholders of the Company also approved a cancellation of 460,000 shares under the Company's 1998 Employee Incentive Compensation Plan (the "Plan"). This action was taken so that the increase in shares would not result in a dilution of the outstanding shares in the event all shares available for issuance under both plans were awarded and exercised. The aggregate number of shares of the Company's Common Stock which may be issued under the Amended Plan and the Plan is 2,210,000 and 740,000 shares respectively, subject to proportionate adjustment in the event of stock splits and similar events. The maximum number of shares which may be awarded under the Amended Plan to any one Named Executive Officer during any calendar year of the life of the Amended Plan is 100,000 shares. All full-time active employees of the Company, excluding officers and directors, are eligible to participate in the Plan. The shares authorized but not granted under these plans at December 31, 1998 and 1999 were as follows:

                                                            Shares Authorized But Not Granted
                                                    December 31, 1998                DECEMBER 31, 1999
----------------------------------------------------------------------------------------------------------
1995 Long-Term Incentive Compensation Plan               128,146                          510,016
1998 Employee Incentive Compensation Plan                778,666                           67,988
----------------------------------------------------------------------------------------------------------
Total                                                    906,812                          578,004
----------------------------------------------------------------------------------------------------------

     Certain employees and directors of the Company were granted stock options under the Amended Plan and the Plan and various other agreements. The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost for these stock options based on the fair value at the grant dates for awards granted under those plans in 1997, 1998 and 1999 consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below:

                                                                      Years Ended December 31,
                                                          1997                  1998                  1999
---------------------------------------------------------------------------------------------------------------
Net income                       As reported        $  6,883,148          $  6,967,302          $ 10,622,877
                                 Pro forma          $  5,805,709          $  5,159,610          $  8,889,233

---------------------------------------------------------------------------------------------------------------
Diluted earnings per share       As reported        $        .58          $        .58          $        .89
                                 Pro forma          $        .49          $        .43          $        .74
---------------------------------------------------------------------------------------------------------------

     The fair value of the stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 1997, 1998 and 1999: expected volatility of 40.4% in 1997, 50.8% in 1998 and 51.9% in 1999; a risk-free interest rate of 6.10% in 1997, 4.82% in 1998 and 4.97% in 1999; and an expected holding period of 4 years. The weighted average fair value of stock options, calculated using the Black-Scholes option-pricing model, granted during 1997, 1998 and 1999, is $4.27, $3.84 and $4.76, respectively.

     Transactions involving stock options under the Company's various stock option plans and otherwise are summarized below:

                                                                                           Weighted Average
                                         Number of Shares       Range of Option Price       Exercise Price
----------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1996              1,460,110          $  .47850  -  $ 12.87500       $  6.55
Granted                                       271,500            8.75000  -    12.56500         10.75
Exercised                                    (214,566)            .47850  -     8.75000          2.21
Cancelled                                     (10,110)           6.00000  -     7.50000          6.91
----------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1997              1,506,934             .47850  -    12.87500          7.92
Granted                                     1,080,000             7.28125 -    13.56250          8.60
Exercised                                    (387,428)            .48000  -    11.75000          2.98
Cancelled                                     (81,066)           6.00000  -    13.56250         10.33
----------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1998              2,118,440            6.00000  -    13.56250          9.08
Granted                                       432,000            7.50000  -    17.25000         10.41
Exercised                                    (256,220)           6.00000  -    12.87500          8.30
Cancelled                                    (103,192)           6.00000  -    13.56250         10.18
----------------------------------------------------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 1999              2,191,028          $ 6.00000  -  $ 17.25000       $  9.38
----------------------------------------------------------------------------------------------------------


                                                                            Weighted Average
Options exercisable at:                         Number of Shares             Exercise Price
-------------------------------------------------------------------------------------------
December 31, 1997                                  1,230,578                    $ 7.09
December 31, 1998                                  1,422,030                      9.20
DECEMBER 31, 1999                                  1,657,808                      9.50
-------------------------------------------------------------------------------------------

     The following table summarizes the status of the stock options, outstanding and exercisable, at December 31, 1999:

                                                 Stock Options Outstanding             Stock Options Exercisable
--------------------------------------------------------------------------------------------------------------------
                                           Weighted Average        Weighted                           Weighted
     Range of Exercise                        Remaining             Average                            Average
          Prices               Shares       Contractual Life    Exercise Price        Shares       Exercise Price
--------------------------------------------------------------------------------------------------------------------
  $  6.00000 - $  7.28125      459,500           7.07               $6.48             426,168           $6.41
--------------------------------------------------------------------------------------------------------------------
  $  7.50000 - $  7.56250      467,326           8.56                7.56             316,660            7.55
--------------------------------------------------------------------------------------------------------------------
  $  7.68750 - $  9.81250      540,532           8.60                9.44             237,284            9.56
--------------------------------------------------------------------------------------------------------------------
  $ 10.31250 - $ 12.87500      623,002           7.45               11.82             596,350           11.82
--------------------------------------------------------------------------------------------------------------------
  $ 13.56250 - $ 17.25000      100,668           9.39               15.76              81,346           15.98
--------------------------------------------------------------------------------------------------------------------
           TOTAL             2,191,028           7.98               $9.38           1,657,808           $9.50
--------------------------------------------------------------------------------------------------------------------


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

6.  LICENSE AND ROYALTY FEES

The Company has entered into several technology license agreements with certain major Digital Loop Carrier (DLC) vendors and major Operation Support System
(OSS) equipment manufacturers under which the Company has been granted access to the licensor's patent technology and the right to manufacture and sell the patent technology in the Company's product line. The Company is obligated to pay royalty fees, as defined, through the terms of these license agreements. Royalty fees of $2,014,000, $1,903,701 and $2,011,930 were incurred in 1997, 1998 and
1999, respectively, and are included in cost of product sales in the accompanying consolidated statements of operations.

7.  INCOME TAXES

The provision for income taxes consisted of the following:

                                                                       Years Ended December 31,
                                                           1997                  1998                 1999
--------------------------------------------------------------------------------------------------------------------
Current:
     Federal                                         $   3,726,200          $   4,030,841        $   5,478,412
     State                                                 421,000                554,379              712,100
--------------------------------------------------------------------------------------------------------------------
                                                         4,147,200              4,585,220            6,190,512
--------------------------------------------------------------------------------------------------------------------
Deferred:
     Federal                                               (28,160)              (475,494)            (221,011)
     State                                                  54,609                (69,926)             (32,501)
--------------------------------------------------------------------------------------------------------------------
                                                            26,449               (545,420)            (253,512)
--------------------------------------------------------------------------------------------------------------------
                                                     $   4,173,649          $   4,039,800        $   5,937,000
--------------------------------------------------------------------------------------------------------------------


     Reconciliations of the federal statutory rate to the effective tax rates are as follows:


                                                                       Years Ended December 31,
                                                           1997                  1998                 1999
--------------------------------------------------------------------------------------------------------------------
Federal statutory tax rate                                  34%                   34%                  34%
     Research and development tax credit                    (2)                   (1)                  --
     State income taxes                                      3                     3                    3
     Foreign sales corporation tax benefit                  --                    --                   (1)
     Other                                                   3                     1                   --
--------------------------------------------------------------------------------------------------------------------
     Effective tax rate                                     38%                   37%                  36%
--------------------------------------------------------------------------------------------------------------------


     The components of and changes in the deferred tax assets and liabilities recorded in the accompanying balance sheets at December 31, 1998 and 1999 were as follows:

                                                                    Deferred                          Deferred
                                                 December 31,        Expense        December 31,       Expense       DECEMBER 31,
                                                     1997           (Credit)           1998           (Credit)          1999
---------------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Excess of tax basis over book basis for:
     Property and equipment                       $      --        $(149,797)       $ 149,797        $  27,989        $ 121,808
     Inventory                                       73,798         (130,980)         204,778          (42,404)         247,182
Reserves recorded for:
     Warranty                                       117,000          (52,650)         169,650          (64,350)         234,000
     Inventory                                       69,810          (34,320)         104,130         (153,270)         257,400
     Allowance for doubtful accounts                 19,500          (19,500)          39,000          (31,670)          70,670
Other                                                60,003           37,993           22,010           10,193           11,817
-----------------------------------------------------------                         ---------                         ---------
Total deferred tax assets                           340,111                           689,365                           942,877
-----------------------------------------------------------                         ---------                         ---------

DEFERRED TAX LIABILITIES:
Excess of book basis over tax basis for:
     Property and equipment                        (196,166)        (196,166)              --               --               --
     Other                                           (9,950)              --           (9,950)              --           (9,950)
-----------------------------------------------------------                         ---------                         ---------
Total deferred tax liabilities                     (206,116)                           (9,950)                           (9,950)
-----------------------------------------------------------                         ---------                         ---------

---------------------------------------------------------------------------------------------------------------------------------
Net deferred taxes                                $ 133,995        $(545,420)       $ 679,415        $(253,512)       $ 932,927
Reconciliation to the balance sheet:
     Current portion of deferred tax assets         213,216                           354,891                           575,251
     Long-term portion of deferred
         tax liabilities                           (206,116)                           (9,950)                           (9,950)
---------------------------------------------------------------------------------------------------------------------------------
Long-term deferred taxes, net                     $ 126,895                         $ 334,474                         $ 367,626
---------------------------------------------------------------------------------------------------------------------------------

8.  LEASE COMMITMENTS

The Company leases office space and equipment under agreements which are accounted for as operating leases. The office lease expires December 31, 2001 and may be extended up to an additional 3 years. The equipment lease expires in September 2003. The Company is also involved in various month-to-month leases for research and development equipment. In addition, the office lease includes provisions for possible adjustments in annual future rental commitments relating to excess taxes and excess maintenance costs that may occur. The Company made additional rental payments of $4,727, $4,827 and $0 in 1997, 1998 and 1999, respectively.

     Minimum annual future rental commitments under noncancelable leases as of December 31 are:
     2000 ...............................................  $ 595,577
     2001 ...............................................    616,457
     2002 ...............................................     31,817
     2003 ...............................................     23,863
     2004 ...............................................          0

     The rent expense for all lease commitments was approximately $354,000, $425,714 and $599,615 in 1997, 1998 and 1999, respectively.

9.  MAJOR CUSTOMERS, REVENUE CONCENTRATION AND DEPENDENCE ON CERTAIN SUPPLIERS

The Company designs, engineers, markets and supports test system, test access and status monitoring products for the telecommunications and cable television industries. Sales are concentrated primarily with the four Regional Bell Operating Companies (RBOCs) as well as major independent telephone companies and to certain digital loop carrier equipment manufacturers. Sales are primarily from the Company's metallic channel unit (MCU) product line. The MCU product line accounted for more than 74% of the Company's net product sales for 1999. The Company expects that revenues from MCU products will continue to account for a majority of the Company's revenues for the foreseeable future. In addition, the Company has begun shipments of the DigiTest centralized network test platform. The DigiTest product line accounted for approximately 11% of the Company's net product sales for 1999.

     Sales to the RBOCs accounted for approximately 86%, 79% and 59% of the Company's net product sales for fiscal years 1997, 1998 and 1999, respectively. During fiscal years 1997, 1998 and 1999, sales to two RBOCs individually exceeded 10% of consolidated revenues and, on a combined basis, comprised 54%, 54% and 34%, respectively, of the Company's net product sales. In addition, sales to an Original Equipment Manufacturer accounted for approximately 1%, 3% and 11% of the Company's net product sales for fiscal years 1997, 1998 and 1999, respectively. Due to the Company's present dependency on the RBOCs, the loss of one or more of the RBOCs as a customer, or the reduction of orders for the Company's products by the RBOCs, could materially and adversely affect the Company.

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

10.  EMPLOYEE BENEFIT PLANS

The Company adopted a 401(k) benefit plan effective March 1, 1996. Eligible employees, as defined in the plan, may contribute up to 20% of eligible compensation or not to exceed the regulatory imposed limit, as defined. The Company does not make any matching contributions to the plan.

11.  DEFERRED INCOME

Deferred income as of December 31, 1999 of $1,106,483 primarily represents product shipments of certain components of the Company's DigiTest centralized network test platform hardware to one of the Company's customers during the fourth quarter of 1999 which were awaiting customer acceptance at December 31, 1999. Such acceptance was predicated on the customer receiving final certification approvals from an independent third-party laboratory. Revenues and corresponding income related to this sale have been deferred and will be recognized when final customer acceptance has occurred.

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

                                                       (In thousands, except per share data)
                                                             Quarter Ended (Unaudited)

                                          March 31,  June 30,   Sept. 30,  Dec. 31,   MARCH 31, JUNE 30,   SEPT. 30,  DEC. 31,
                                            1998       1998       1998       1998       1999      1999       1999       1999
------------------------------------------------------------------------------------------------------------------------------
Revenues                                  $10,764    $14,025    $10,120    $11,368    $11,120    $14,270    $13,403    $22,318
Cost of product sales                       4,355      5,920      4,511      4,834      4,752      5,903      6,040      8,320
------------------------------------------------------------------------------------------------------------------------------
Gross profit                                6,409      8,105      5,609      6,534      6,368      8,367      7,363     13,998
Operating expenses:
     Selling and marketing                  1,622      1,499      1,227      1,356      1,398      1,767      1,561      2,280
     General and administrative             1,090      1,263      1,133        642      1,048        965        980      1,729
     Research and development               1,628      1,542      1,587      2,123      1,876      2,158      2,126      2,597
------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                    4,340      4,304      3,947      4,121      4,322      4,890      4,667      6,606
------------------------------------------------------------------------------------------------------------------------------
Income from operations                      2,069      3,801      1,662      2,413      2,046      3,477      2,696      7,392
Other income, net                             189        417        103        353        271        236        334        107
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                  2,258      4,218      1,765      2,766      2,317      3,713      3,030      7,499
Provision for income taxes                    813      1,575        655        997        831      1,340      1,092      2,674
------------------------------------------------------------------------------------------------------------------------------
Net income                                $ 1,445    $ 2,643    $ 1,110    $ 1,769    $ 1,486    $ 2,373    $ 1,938    $ 4,825
------------------------------------------------------------------------------------------------------------------------------
Net income per common share (1)(2)
     Basic                                $   .13    $   .23    $   .09    $   .15    $   .13    $   .21    $   .17    $   .41
     Diluted                              $   .12    $   .22    $   .09    $   .15    $   .13    $   .20    $   .16    $   .39
Weighted average shares of
     common stock and equivalents: (2)
     Basic                                 11,555     11,710     11,786     11,677     11,576     11,538     11,548     11,631
     Diluted                               11,913     12,015     12,096     11,779     11,759     11,612     12,017     12,397
------------------------------------------------------------------------------------------------------------------------------

(1) Second quarter 1998 includes $.02 per share related to the after-tax effect of net key man life insurance proceeds associated with the death of the Company's former Chairman R. Craig Allison.

(2) Restated to reflect the two-for-one stock split of the Company's common stock (see Note 2 to the accompanying Consolidated Financial Statements).

COMMON STOCK MARKET PRICES

The Company's Common Stock has been included for quotation on the Nasdaq National Market System under the Nasdaq symbol "TLGD" since the Company's initial public offering in December 1995. The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock on such market:

                                                 High                        Low
-------------------------------------------------------------------------------------
1998:
     First Quarter                            $  11-7/8                 $    9-1/8
     Second Quarter                              13-1/4                     10-1/4
     Third Quarter                               13-7/8                      9-7/8
     Fourth Quarter                              10-1/2                      5-1/2

1999:
     FIRST QUARTER                            $   9-13/16               $    7-1/2
     SECOND QUARTER                               8-7/16                     7-1/16
     THIRD QUARTER                               13-7/16                     7-1/2
     FOURTH QUARTER                              19-11/16                   10-1/2
-------------------------------------------------------------------------------------

     At February 25, 2000, the Company had 207 holders of record of its Common Stock and 12,715,698 shares outstanding. These shares reflect the restatement for the two-for-one split of the Company's common stock (see Note 2 to the accompanying Consolidated Financial Statements).

     The Company has never paid any dividends on its Common Stock and does not expect to pay cash dividends in the foreseeable future.

Shareholder Information

SHAREHOLDERS ANNUAL MEETING

The Annual Meeting of Shareholders of Tollgrade Communications, Inc., will be held at The Syria Mosque, 1877 Shriners Way, Cheswick, PA 15024, on Thursday, May 4, 2000, at 3:00 p.m. Notice of the meeting and proxy materials were included with this Annual Report.

TRANSFER AGENT AND SHAREHOLDER INQUIRIES

The Company's transfer agent is ChaseMellon Shareholder Services, L.L.C. Inquiries concerning transfer requirements, lost certificates and change of address should be directed to

   ChaseMellon Shareholder Services, L.L.C.
   P.O. Box 3315
   South Hackensack, NJ
   www.chasemellon.com.

All other inquiries should be directed to:
   Tollgrade Communications, Inc.
   Investor Relations Department
   493 Nixon Road
   Cheswick, PA 15024
   1-800-878-3399
   www.tollgrade.com.


FORM 10-K

A copy of the Tollgrade Communications, Inc. Form 10-K for 1999, which will be filed with the Securities and Exchange Commission during the first quarter of 2000, is available without attachments at no charge upon written request. Inquiries should be directed to the Investor Relations Department, Tollgrade Communications, Inc., 493 Nixon Road, Cheswick, PA 15024.

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP, Pittsburgh, Pennsylvania.

COUNSEL

Reed Smith Shaw & McClay LLP, Pittsburgh, Pennsylvania.

STOCK MARKET LISTING

Tollgrade Communications, Inc. is listed on the Nasdaq Stock Market.SM Symbol:
TLGD.

Board of Directors

[PHOTO]           CHRIS ALLISON
                  Chairman, President and Chief Executive Officer

[PHOTO]           JAMES J. BARNES
                  Attorney at Law, Buchanan Ingersoll P.C.

[PHOTO]           DANIEL P. BARRY
                  Private Investor, Director of Respironics, Inc.

[PHOTO]           DAVID S. EGAN
                  President, Egan/St. James, Inc. an EPB Partner Company

[PHOTO]           ROCCO L. FLAMINIO
                  Vice Chairman and Chief Technology Officer

[PHOTO]           RICHARD H. HEIBEL, M.D.
                  Board Certified Cardiologist (retired)

[PHOTO]           ROBERT W. KAMPMEINERT
                  Chairman, President and Chief Executive Officer, Parker/Hunter Incorporated

Executive Officers

CHRIS ALLISON
Chairman, President and Chief Executive Officer

SARA M. ANTOL
Chief Counsel and Secretary

ROBERT L. CORNELIA
Executive Vice President, Operations

BRADLEY N. DINGER
Controller

HERMAN FLAMINIO
Executive Vice President, Marketing Services, Planning and Technical Support

ROCCO L. FLAMINIO
Vice Chairman and Chief Technology Officer

MARK C. FREY
Senior Vice President, Access Products

SAMUEL C. KNOCH
Chief Financial Officer and Treasurer

JOSEPH G. O'BRIEN
Senior Vice President, Human Resources

TIMOTHY D. O'BRIEN
Director of  Corporate Communications

MARK B. PETERSON
Executive Vice President, Sales and Marketing

MATTHEW J. ROSGONE
Senior Vice President, Purchasing/Manufacturing

ROGER A. SMITH
Senior Vice President, Test Systems



(R) TOLLGRADE, MCU, DigiTest and LIGHTHOUSE are registered trademarks of Tollgrade Communications, Inc. All other trademarks are the property of their respective owners.

(C)2000 Tollgrade Communications, Inc.

                                [TOLLGRADE LOGO]

                             CORPORATE HEADQUARTERS
                       493 Nixon Road, Cheswick, PA 15024
                                 1-800-878-3399
                                www.tollgrade.com