Form 10-K405, Exhibit 13
period 2000-12-31
TOLLGRADE COMMUNICATIONS INC \PA\
filed 2001-03-23
CIK 1002531

                                                                   Exhibit 13.1




                       Know how good your network can be.


                                    [GRAPHIC]


                         Tollgrade Communications, Inc.
                       2000 Annual Report to Shareholders

Tollgrade was into network service assurance before it was popular.

Since the company's founding in 1988, testing has been Tollgrade's primary focus, developing strategic partnerships with the leading names in tele-communications equipment and marketing its own products and services to the leading local exchange carriers and CATV companies in the industry.

Through it all, Tollgrade has evolved from a simple equipment vendor, to a systems developer and total solutions provider.

In the year 2000, testing became a hot issue in the telecommunications sector as new entrants, new carriers and the investment community discovered the critical role cost-effective, automated testing can play in rolling out new services and improving competitive positioning.

Opportunity was at hand in 2000, and Tollgrade was properly positioned to come out on top.

And, in the process, we rediscovered our roots. Tollgrade is not simply about testing or status monitoring. We're not just about service, and we're really no longer limited simply to providing network assurance solutions for our customers. We're about all of the above and nothing less.

If you are a local exchange carrier right now, you will find comfort in knowing that with Tollgrade on your side -- our people and our products -- you can truly

KNOW HOW GOOD YOUR NETWORK CAN BE.

Anything less and it wouldn't be Tollgrade.                         [GRAPHIC]


TABLE OF CONTENTS

1    2000 Financial Highlights
2    Letter to Shareholders
4    2000 Operations Highlights
6    Selected Consolidated Financial Data
7    Management's Discussion and Analysis of Results
       of Operations and Financial Condition
14   Statement of Management's Responsibility for Financial Reporting
15   Report of Independent Accountants
16   Consolidated Financial Statements
20   Notes to Consolidated Financial Statements
28   Shareholder Information
IBC  Board of Directors and Executive Officers

2000 Financial Highlights
                                         (In thousands, except per share data
                                               and number of employees)
                                        December 31, 1999     DECEMBER 31, 2000
OPERATIONS
Total Revenues                            $    61,111           $   114,426
-----------------------------------------------------------------------------

Net Income                                $    10,623           $    27,495
-----------------------------------------------------------------------------

Earnings Per Share-- Diluted              $       .89           $      2.06
-----------------------------------------------------------------------------

Weighted Average Shares of Common
     Stock and Equivalents                 11,958,976            13,359,270
-----------------------------------------------------------------------------

Number of Employees                               282                   411
-----------------------------------------------------------------------------


FINANCIAL POSITION
Total Assets                              $    66,202           $   131,275
-----------------------------------------------------------------------------

Working Capital                           $    49,958           $   111,135
-----------------------------------------------------------------------------

Shareholders' Equity                      $    57,504           $   122,760
-----------------------------------------------------------------------------

REVENUES
(DOLLARS IN THOUSANDS)


   1996         1997        1998        1999        2000
   ----         ----        ----        ----        ----
 $37,490      $45,421*    $46,277*    $61,111     $114,426

* Includes license fees of $250 and $150, respectively


NET INCOME
(DOLLARS IN THOUSANDS)


   1996         1997        1998        1999        2000
   ----         ----        ----        ----        ----
 $5,597       $6,883      $6,967     $10,623      $27,495


DILUTED EARNINGS PER SHARE


   1996         1997        1998        1999        2000
   ----         ----        ----        ----        ----
  $0.47        $0.58       $0.58       $0.89       $2.06

                             LETTER TO SHAREHOLDERS

Tollgrade saw unprecedented growth in revenue and market capitalization in 2000, yet 2001 will be as challenging as any period in our company's history.



[Photo]

Chris Allison
Chairman and Chief Executive Officer


Dear Shareholder,

Charles Dickens begins his novel A Tale of Two Cities with the words, "It was the best of times. It was the worst of times." Those thoughts could apply to today's telecommunications industry and public stock markets just as easily as they described the days preceding the French Revolution.

Tollgrade saw unprecedented growth in revenue and market capitalization in 2000, yet 2001 will be as challenging as any period in our company's history. As we face what amounts to a "perfect storm" of economic uncertainty and a shifting telecommunications industry, we are comforted by the fact that we have a sturdy ship with her bow pointed toward stable portions of the telecommunications equipment sector.

During the first half of 2000, capital expenditures were robust in all sectors of the telecommunications industry. Competitive Local Exchange Carriers (CLECs) continued to make huge investments in their networks only to see their business models begin to fail. Regional Bell Operating Companies (RBOCs) and Multiple System Operators (MSOs) conducted huge infrastructure build-outs to compete in the broadband arena, yet rollout of Digital Subscriber Line (DSL) and cable modem services didn't meet the ambitious expectations the public had set.

Tollgrade, like other telecommunications equipment providers, benefited from this land rush. Our 2000 revenues were $114.4 million. That's 87.2% higher than our 1999 revenues of $61.1 million. 2000 net income was 158.8% over 1999 and earnings per common share increased by 131.5% to $2.06 versus $.89 in 1999.

Despite our great year, we've seen significant changes in the telecommunications industry during the latter part of 2000. CLECs either went out of business or dramatically slowed their deployments. MSO hybrid-fiber-coax build-outs in the CATV industry took longer to complete than previously anticipated. RBOCs began re-examining all of their network deployments. Fortunately for Tollgrade, our business emphasis was, and continues to be, aimed at larger carriers. As a result, our fundamental underpinnings can help us face these tough business conditions.

We have a solid franchise among RBOC customers for solving Plain Old Telephone Service (POTS) testability problems through our MCU(R) product line, our POTS testability consulting business and DigiTest(R). Verizon began deploying DigiTest during the fourth quarter of 2000 to replace aging POTS test systems so it could roll out DSL faster. SBC Telecom has made DigiTest a fundamental part of its POTS and DSL deployment. Our MCU business will continue to be the flagship of the fleet.

Tollgrade is THE name for POTS testing among the RBOCs. During 2000, we increased sales of our MCU product line by approximately $32.8 million, or 68.9%.

Also, DigiTest is a great new product for both POTS testing and DSL service delivery. We're proving its merit with widespread deployment of DigiTest at Sprint and initial DigiTest deployment at SBC Telecom and other CLECs through our partners Lucent and Nortel. DigiTest is world-class. Sales of DigiTest increased by approximately $14.4 million, or 218.4% in 2000.

                             LETTER TO SHAREHOLDERS


LIGHTHOUSE is proving to be a player in status monitoring among MSOs such as RCN and AT&T, and with node vendors such as ANTEC and Motorola. In 2000, the sales of our LIGHTHOUSE Cable Status Monitoring System increased by approximately
$5.5 million, or 126.9%.

Finally, we are a strong company in delivering innovation and world-class customer service while running a tight ship.

We posted some great numbers in 2000, which give us a strong foundation for the tough times we all will see in 2001. So what's our plan going forward?

First, we want to continue our leadership in POTS testability. Our goal is that no Digital Loop Carrier (DLC) system will be installed without MCU technology. We also want to focus our Professional Services group like a laser beam on the RBOCs to make sure that their DLC systems are testable -- which will drive MCU sales.

Second, we are focusing our DigiTest efforts on Lucent MLT-1 replacement. This means that, as RBOCs replace older MLT-1 Lucent test hardware, we are there with our DigiTest system.

Our goal this year is to deploy DigiTest for POTS test head replacement in RBOCs, as well as for DSL deployment among RBOCs and blue-chip carriers. While we need the financial instability of many CLECs to heal, and consolidation to progress in 2001, we will still pursue stable companies in this market sector.

Third, we want our valued POTS customers to know about the great things that DigiTest can do for them in DSL testing, particularly leveraging their MCU investments with low-cost, high-value DigiTest technology.

Fourth, we will focus our DigiTest POTS and DSL technology marketing efforts on blue-chip, non-RBOC carriers and emerging carriers with solid footing.

Fifth, we want to grow our relationships with Lucent and Nortel and use those relationships to enter new markets.

Sixth, we want to keep our large MSO customers happy with our LIGHTHOUSE technology and grow that business, as one-way systems are converted into two-way transmission, particularly in the area of power supply monitoring.

Seventh, we want to grow our Professional Services business through the expansion of existing relationships and the creation of new services.

Eighth, we want to continue the development of innovation in our R&D efforts by the expansion of existing technology and the identification of new technology.

Let me close with the following thoughts:

Five years ago, Tollgrade entered the public market with a little more than $22 million in sales. We ended 2000 with a little more than $114 million in sales.

In between that time, we've seen varying levels of investment in public communications networks, changes in infrastructure, deregulation, labor strikes and the emergence of the Internet.

Tollgrade is like a strong ship that has weathered storms in the past with a bright outlook and her wheel pointed toward a spot on the horizon.

That has not and will not change.


/s/ Chris Allison

Chris Allison
Chairman and Chief Executive Officer


Company
Milestones
in 2000

In addition to Tollgrade's operational performance, four key events transpired in 2000 that helped to characterize a great year.

March 20

Two-for-one stock split took effect, increasing the number of Tollgrade's outstanding shares to over 13 million.

April 4

Tollgrade introduced its Digital Wideband Unit (DWU) for DSL testing. The DWU enables local exchange carriers to conduct the full range of loop qualification and in-service tests for DSL service.

October 16

Forbes Magazine ranked Tollgrade 31st on its list of "The 200 Best Small Companies in America." This was the third time in four years Tollgrade was included on the list.

December 15

Tollgrade celebrated its fifth anniversary on The Nasdaq Stock Market(SM) by pressing the button to open the day's trading.

                           2000 OPERATIONS HIGHLIGHTS

In 2000, Tollgrade achieved growth across each of its three major product lines and its Professional Services business unit.

[PHOTO] Tollgrade's MCU Technology continued to serve as the cornerstone of the company's growth. MCU technology enables local exchange carriers to obtain critical test access in digital loop carrier environments and for the deployment of digital subscriber line (DSL) service.

[PHOTO]     Tollgrade's DigiTest System, which tests Plain Old Telephone Service
            (POTS) and is used for DSL loop qualification and in-service testing, contributed to Tollgrade's success in a big way in 2000. The system is designed to serve as a hardware platform for the industry's leading test operations support systems and serves as the current hardware standard for next-generation testing of POTS lines in North America. Its state-of-the-art DSL loop qualification and testing capabilities have given DigiTest its distinct advantage.

[PHOTO] Tollgrade's LIGHTHOUSE Cable Status Monitoring System, which addresses the broadband status monitoring needs of the CATV industry, continued to grow in 2000. The system, which consists of a headend controller, host software and transponders for power supplies, amplifiers and nodes, has become one of the status monitoring solutions of choice in the broadband world.

            Tollgrade Professional Services entered its second full year of operation in 2000 and exceeded all of its growth expectations. The Tollgrade Professional Services team grew from 18 professionals at the start of the year, to 26 seasoned experts, serving both the telecom and CATV industries by year's end.


                              REVENUES BY PRODUCT
                          (PERCENTAGE OF 2000 REVENUE)

                                   [GRAPHIC]

MCU TECHNOLOGY           DIGITEST SYSTEM                 LIGHTHOUSE                    PROFESSIONAL
FOR TEST EXTENSION       FOR POTS AND DSL TESTING        CABLE STATUS MONITORING       SERVICES          OTHER
------------------       ------------------------        -----------------------       --------          -----
     70.2%                      18.4%                           8.6%                      2.2%            0.6%

                           2000 OPERATIONS HIGHLIGHTS

MCU TECHNOLOGY FOR TEST EXTENSION

Key Customers -- BellSouth, Verizon, Qwest, Nortel, Advanced Fibre Communications, SBC Communications (includes Southwestern Bell, Pacific Bell, Ameritech and Southern New England Telephone), SBC Telecom - the CLEC subsidiary of SBC, Sprint North Supply - the procurement division of Sprint USA, Allegiance Telecom and Choice One Communications

Highlights -- BellSouth increased its purchasing rates
of MCU technology as part of a long-term remediation
program to improve its testability rates system-wide.
SBC Communications incorporated a comprehensive
purchasing program of MCU technology as part of its
Project Pronto initiative to roll out DSL service.                    [GRAPHIC]
Customer demand drove increased sales of Tollgrade's
Telaccord product, which provides test access in a DSL environment.


DIGITEST SYSTEM FOR POTS AND DSL TESTING

Key Customers -- Nortel Networks, Sprint North Supply, Lucent Technologies, Choice One, Echelon Communications, SBC Telecom, Verizon and TriVergent.

Highlights -- Tollgrade expanded its customer list to
include large independent carriers and Regional Bell
Operating Companies, along with emerging CLECs through
the rollout of its DigiTest system. The company
introduced its Digital Wideband Unit (DWU) for DSL loop
qualification and in-service testing and demonstrated
the unit's ability to combine a range of measurements
to arrive at accurate DSL rate prediction. In addition,
Tollgrade saw its first sales of DigiTest for the POTS
test-head replacement market. As a result, Tollgrade's
DigiTest is well positioned to serve as the hardware                  [GRAPHIC]
test platform going forward for the replacement of obsolete test hardware in the North American network.


LIGHTHOUSE CABLE STATUS MONITORING

Key Customers -- AT&T Broadband, RCN Corporation, ANTEC, C-COR.net and Motorola.

Highlights -- Tollgrade's LIGHTHOUSE Cable Status
Monitoring system continued to penetrate the CATV
marketplace at a time when cable modem shipments
enjoyed a rapid increase throughout the country,
expanding the availability of broadband services over
the HFC network. RCN selected Tollgrade to build out                  [GRAPHIC]
its status monitoring system to proactively monitor the company's power supplies and nodes.


PROFESSIONAL SERVICES

Key Customers -- SBC Communications, Verizon, BellSouth, Qwest, Sprint Communications, AT&T Broadband and RCN Corporation.

Highlights -- Tollgrade's Professional Services
business doubled its revenues year-over-year. In the
process, our professionals spent nearly 38,000 hours in
the field, conducting training, troubleshooting and
spearheading testability improvement initiatives that
improved our customers' testability to an average of 90
percent. In addition, Tollgrade Professional Services                 [GRAPHIC]
helped the company build even stronger relationships with our customers to aid in the sale of new products.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of the Company as of December 31, 1996, 1997, 1998, 1999, 2000 and for the years then ended is derived from audited consolidated financial statements of the Company.

                                                              (In thousands, except per share data)
                                                                    Years Ended December 31,
                                               1996           1997          1998           1999         2000
-------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
Revenues(1)                                  $  37,490      $  45,421     $  46,277     $  61,111      $114,426
Cost of product sales                           18,322         20,104        19,620        25,014        42,638
 ...................................................................................................................
Gross profit                                    19,168         25,317        26,657        36,097        71,788
Operating expenses:
     Selling and marketing                       4,767          5,446         5,704         7,006        12,289
     General and administrative                  2,552          3,768         4,128         4,723         6,216
     Research and development                    3,921          5,945         6,880         8,757        12,456
 ...................................................................................................................
Total operating expenses                        11,240         15,159        16,712        20,486        30,961
-------------------------------------------------------------------------------------------------------------------
Income from operations                           7,928         10,158         9,945        15,611        40,827
Other income, net                                  845            899         1,062           949         2,525
 ...................................................................................................................
Income before income taxes                       8,773         11,057        11,007        16,560        43,352

Provision for income taxes                       3,176          4,174         4,040         5,937        15,857
-------------------------------------------------------------------------------------------------------------------
Net income                                   $   5,597      $   6,883     $   6,967     $  10,623      $ 27,495
-------------------------------------------------------------------------------------------------------------------
Earnings per share: (2)
     Basic                                   $     .51      $     .61     $     .60     $     .92      $   2.18
     Diluted                                       .47            .58           .58           .89          2.06
-------------------------------------------------------------------------------------------------------------------
Weighted average shares
     of common stock and equivalents:
     Basic                                      11,002         11,372        11,683        11,574        12,636
     Diluted                                    11,879         11,923        11,933        11,959        13,359
-------------------------------------------------------------------------------------------------------------------


                                                                       As of December 31,
                                                 1996          1997           1998         1999           2000
-------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Working capital                              $  27,232      $  34,570     $  40,539     $  49,958      $111,135
Total assets                                    34,626         43,713        49,865        66,202       131,275
Shareholders' equity                            30,006         38,101        45,696        57,504       122,760
-------------------------------------------------------------------------------------------------------------------

                                                 1996          1997           1998         1999           2000
-------------------------------------------------------------------------------------------------------------------
OTHER DATA: (3)
Number of employees at year end                    184            205           230           282           411
Average revenue per employee                 $     204      $     222     $     201     $     217      $    278
-------------------------------------------------------------------------------------------------------------------

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



CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

The statements contained in this Annual Report to Shareholders, specifically those contained in the following Management's Discussion and Analysis of Results of Operations and Financial Condition which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent Tollgrade
Communications, Inc.'s (the "Company") present expectations or beliefs concerning future events. The Company cautions that such statements must be qualified by important factors that could cause actual earnings and other results to differ materially from those achieved in the past or those expected by the Company. These statements as to management's beliefs, strategies, plans, expectations or opinions in connection with Company performance, are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Such statements must be qualified by important factors that could cause actual earnings and other results to differ materially from those achieved in the past or those expected by the Company. These include:


o Customers' ability to meet established purchase forecasts and their own growth projections;

o The ability of certain customers to maintain financial strength and access to capital;

o The ability for sales and marketing partners to meet their own performance objectives and provide vendor financing to certain local exchange carriers;

o Customers' seasonal buying patterns and the risk of order cancellations;

o Risk of shortage of key components and possibility of limited source of supply;

o        Manufacturing delays and availability of manufacturing capacity;

o        Intense competition in the market for the Company's products;

o Rapid technological change along with the need to continually develop new products and gain customer acceptance and approval;

o        The Company's dependence on a relatively narrow range of products;

o        Competition;

o        The Company's dependence on key employees;

o        Difficulties in managing the Company's growth;

o The Company's dependence upon a small number of large customers and certain suppliers;

o        The Company's dependence upon proprietary rights;

o        Risks of third party claims of infringement; and

o        Possibility of product defects; and

o        Government regulation.

The Company does not undertake any obligation to publicly update any forward-looking statements.

OVERVIEW

The Company was organized in 1986 and began operations in 1988. The Company designs, engineers, markets and supports test system, test access and status monitoring products for the telecommunications and cable television industries. The Company's telecommunications proprietary test access products enable telephone companies to use their existing line test systems to remotely diagnose problems in Plain Old Telephone Service ("POTS") lines containing both copper and fiber-optics. The Company's MCU(R) product line, which includes POTS line testing as well as alarm-related products, represented approximately 70% of the Company's revenue for the year ended December 31, 2000 and will continue to account for a majority of the Company's revenues for the foreseeable future.

         The Company's DigiTest(R) centralized network test system platform focuses on helping local exchange carriers conduct the full range of fault diagnosis, along with the ability to qualify, deploy and maintain next generation services that include Digital Subscriber Line ("DSL") service and Integrated Services Digital Network ("ISDN") service. The Company's DigiTest system is designed to provide complete hardware testing for POTS and local loop prequalification for DSL services. The system currently consists of three integrated pieces of hardware, the Digital Measurement Node ("DMN"), the Digital Measurement Unit ("DMU"), and the Digital

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Wideband Unit ("DWU"). When used in an integrated fashion, the DigiTest system permits local exchange carriers to perform a complete array of central office testing including POTS, DSL line prequalification, bridge tap detection, data rate prediction, and in-service wideband testing. Sales of the DigiTest product line accounted for approximately 18% of the Company's revenue for the year ended December 31, 2000.

         The Company's LIGHTHOUSE(R)cable products consist of a complete cable status monitoring system that provides a broad testing solution for the Broadband Hybrid Fiber Coax distribution system. The status monitoring system includes a host for user interface, control and configuration; a headend controller for managing network communications; and transponders that are strategically located within the cable network to gather status reports from power supplies, line amplifiers and fiber-optic nodes. Sales of the LIGHTHOUSE product line accounted for approximately 9% of the Company's revenue for the year ended December 31, 2000.

         Through 2000, the Company continued to build upon and extend its Professional Services offering to customers. The cornerstone of the Company's Professional Services business is the Testability Improvement Initiatives. These services may offer the customer the opportunity to make dramatic improvements in testability levels, while training their own staffs in targeted geographic regions over a defined period of time. By making improvements in the customers' digital loop carrier ("DLC") testability levels, the customers' internal repair technicians can make use of automated systems to diagnose and repair subscriber loop problems, thereby automatically eliminating the need for the involvement of several highly trained people to test and diagnose line problems. The Professional Services business levels continued to increase in 2000, but are not yet considered material to the Company's revenue for the year ended December 31, 2000.

         The Company's telecommunications product and services sales are primarily to the four Regional Bell Operating Companies ("RBOCs"), as well as major independent telephone companies and to certain DLC equipment manufacturers. For the year ended December 31, 2000, approximately 64% of the Company's total revenue was generated from sales to these four RBOCs, the two largest of which comprised approximately 43% of total revenues. The Company markets and sells its products directly, as well as through various Original Equipment Manufacturer ("OEM") arrangements.

         The Company's operating results have fluctuated and may continue to fluctuate as a result of various factors, including the timing of orders from and shipments to the RBOCs. This timing is particularly sensitive to various business factors within each of the RBOCs including the RBOCs relationships with their various organized labor groups. In addition, the markets for the Com-pany's new products, specifically DigiTest and LIGHTHOUSE, are highly competitive. Due to the rapidly evolving market in which these products compete, additional competitors with significant market presence and financial resources could further intensify the competition for these products.

         The Company believes that recent changes within the telecommunication marketplace, including industry consolidation, as well as the Company's ability to successfully penetrate certain new markets, have resulted in some discounting and more favorable terms granted to certain customers of the Company. In addition, the Company experienced certain customer demands to consolidate product purchases that have translated into large bulk orders. Although the Company will continue to strive to meet the demands of its customers, which include delivery of quality products at an acceptable price and on acceptable terms, there are no assurances that the Company will be successful in negotiating acceptable terms and conditions in its purchase orders or its customer purchase agreements. Additionally, continuing consolidation efforts among the RBOCs, and their ability to consolidate their inventory and product procurement systems could cause fluctuations or delays in the Company's order patterns. Also, recent efforts in the cable status monitoring industry to standardize transponders among status monitoring systems could cause pricing pressure as well as affect deployment within certain customers of the Company's cable products. These standards, if adopted by the standards setting body, are expected to become final in the year 2001 and may affect the Company's revenues from such products in subsequent periods. The Company cannot predict such future events or business conditions and the Company's results could be adversely affected by these industry trends in the primary markets its serves.

         Although international sales to date have not been significant, the Company believes that certain international markets may offer opportunities. However, the international telephony markets differ from those found domestically due to the different types and configurations of equipment used by those international communica-

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


tion companies to provide services. In addition, certain competitive elements also are found internationally which do not exist in the Company's domestic markets. These factors, when combined, have made entrance into these international markets very difficult. From time to time, the Company has utilized the professional services of various marketing consultants to assist in defining the Company's international market opportunities. With the assistance of these consultants and through direct marketing efforts by the Company, it has been determined that its present MCU technology offers limited opportunities in certain international markets for competitive and other technological reasons. However, the Company continues to evaluate opportunities for its other products in international markets. There can be no assurance that any continued efforts by the Company will be successful or that the Company will achieve significant international sales.

         The Company believes that continued growth will depend, in part, on its ability to design and engineer new products and, therefore, spends a significant amount on research and development. Research and development expenses as a percent of revenues were approximately 11% for the year ended December 31, 2000.

         The Company believes that the near-term economic climate could be one of challenge and uncertainty. In addition, the Company believes that future growth may be affected as a result of an overall near-term economic slowdown whereby customers may become more conservative in their ordering patterns and quantities, or that certain emerging carriers become financially unstable. Due to this uncertainty, the Company will evaluate its investments in marketing and research and development expenses and monitor, control or decrease expense levels, as appropriate.


YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

REVENUES

Revenues for the year ended December 31, 2000 were $114.4 million, and were $53.3 million or 87.2% higher than the revenues of $61.1 million for the year ended December 31, 1999. The increase in revenues is primarily associated with an increase in the unit volume sales of core MCU products, increased sales associated with the Company's next generation DigiTest system, increased sales of the Company's LIGHTHOUSE Cable Status Monitoring System, as well as increased billings related to the Company's Professional Services business. During 2000, the Company increased the sales of its MCU product line by approximately $32.8 million, or 68.9%. This increase in sales of the MCU product line resulted primarily from increased sales to SBC Communications, Inc. (including Ameritech, Pacific Bell, and SNET) associated with Project Pronto, that company's broadband initiative. In addition, MCU sales increased to Verizon (formerly Bell Atlantic) during 2000 primarily as a result certain ongoing remediation programs launched by the Company to improve Verizon's MLT testability and flow-through capabilities. Also contributing to the increase in MCU sales during 2000 were increased sales of core MCU products to BellSouth primarily associated with a program to upgrade select DLC systems within certain regions from remote terminal test devices to MCU technology. The MCU product line accounted for approximately 70.2% of the current year revenues. During 2000, the sales of the Company's DigiTest product line increased by approximately $14.4 million, or 218.4%. This increase in DigiTest sales was primarily the result of increased direct shipments during 2000 to Sprint USA and SBC Telecom, Inc., which is the Competitive Local Exchange Carrier ("CLEC") subsidiary of SBC. In addition, sales of DigiTest to Nortel Networks and Lucent for deployment into the CLEC markets, as well as sales to Verizon for the replacement of certain Lucent Loop Testing System ("LTS") test head trunks for qualification of copper lines for Digital Subscriber Line ("DSL") service, contributed to the overall increase in DigiTest sales during the current year. Overall, DigiTest sales accounted for approximately 18.4% of the current year revenues. During 2000, the sales of the Company's LIGHTHOUSE Cable Status Monitoring System increased by approximately $5.5 million, or 126.9%. This increase was primarily a result of increased product sales to RCN Corporation, offset slightly by a decrease in sales during the current year to AT&T Broadband as a result of their decision to delay purchases of cable related equipment. Overall, sales of the LIGHTHOUSE Cable Status Monitoring System accounted for approximately 8.6% of the current year revenues.

         Periodic fluctuations in customer orders and backlog result from a variety of factors, including but not limited to the timing of significant orders and shipments. While these fluctuations could impact short-term results, they are not necessarily indicative of long-term trends in sales of the Company's products. Management believes that there is a continuing possibility that customer requirements for certain important MCU products which are utilized in legacy DLC systems may be satisfied at some point. In order to

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

reduce associated risks, the Company is focusing on the development of new product lines to attempt to meet the other requirements of customers.

GROSS PROFIT

Gross profit for 2000 was $71.8 million compared to $36.1 million for 1999, representing an increase of $35.7 million, or 98.9%. Gross profit as a percentage of revenues increased to 62.7% for 2000 compared to 59.1% for 1999. The overall increase in gross profit resulted primarily from the increased sales levels, while improvements in gross margin as a percentage of sales were a result of a favorable sales mix in relation to higher-margined products, as well as increased sales volumes and associated manufacturing efficiencies. Maintaining the Company's current gross margin levels is contingent on its ability to negotiate price increases and gain further cost reductions. Furthermore, continuing gross margin levels will depend on the actual mix of products sold which will include the effect of the Company's cable products that carry lower gross margins than earned historically on the Company's telecommunication products. In addition, if the sales mix of the Company's DigiTest product line increases with partner companies, such as Nortel Networks or Lucent, the overall margins would decline slightly as a result of a greater mix of lower-margin OEM sales versus direct sales.

SELLING AND MARKETING EXPENSE

Selling and marketing expense consist primarily of personnel costs as well as commissions and travel expenses of direct sales and marketing personnel, and costs associated with various promotions and related marketing programs. Selling and marketing expense for 2000 was $12.3 million, or 10.7% of revenues, compared to $7.0 million, or 11.5% of revenues for 1999. This increase of $5.3 million, or 75.4%, is primarily due to an increase in the number of sales and marketing personnel to support new product introductions and enhance customer support, as well as an increase in commissions associated with the increased sales level and increased expenditures on advertising, promotion and related marketing activities.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expenses consist primarily of personnel costs for finance, administrative and general management personnel as well as accounting and legal expenses. General and administrative expense for 2000 was $6.2 million, or 5.4% of revenues, compared to $4.7 million, or 7.7% of revenues for 1999. This increase of $1.5 million, or 31.6%, is primarily attributable to an increase in employee recruiting-related expenditures, increased legal expenses as well as an increase in certain professional service and consulting fees.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expenses consist primarily of personnel costs and costs associated with the development of new products and technologies, including DigiTest and LIGHTHOUSE, and enhancing features of existing products. Research and development expense for 2000 was $12.5 million, or 10.9%, of revenues, compared to $8.8 million, or 14.3%, of revenues for 1999. This increase of $3.7 million, or 42.3%, was principally due to the addition of personnel to support new product development activities and the project costs associated with product development. The Company expenses all research and development costs as they are incurred.

OTHER INCOME AND EXPENSE

Other income, which consists primarily of interest income, was $2.5 million for 2000 compared to $1.0 million for 1999. The increase of $1.5 million, or 166.2%, is primarily attributable to an increase in funds available for investment between periods.

PROVISIONS FOR INCOME TAXES

The Company's effective tax rate for 2000 was 36.6% of income before income taxes, compared to the 35.9% rate in 1999. The increase in the effective income tax rate was primarily due to higher relative levels of state income taxes associated with expanding business activities.

NET INCOME AND EARNINGS PER SHARE

For the year ended December 31, 2000, net income was $27.5 million compared to $10.6 million for the year ended December 31, 1999, representing an increase of $16.9 million, or 158.8%. Diluted earnings per common share of $2.06 for 2000 increased by 131.5%, or $1.17, from the $.89 earned in 1999. Diluted weighted average shares of common stock and equivalents outstanding were 13,359,270 in 2000 compared to 11,958,976 in 1999. This increase in the diluted weighted average shares of common stock and equivalents outstanding is primarily the result of the effect of an increase in the average share price of common stock between periods. As a percentage of revenues, net income for 2000 increased to 24.0% from 17.4% in 1999.


YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUES

Revenues for the year ended December 31, 1999 were $61.1 million, and were $14.8 million, or 32.1%, higher than the revenues of $46.3 million for the year ended

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


December 31, 1998. The increases in revenues were primarily associated with the sale of new products, as well as increased sales of core MCU products. During 1999, the Company generated revenues of approximately $9.4 million associated with new product introductions including the Company's DigiTest product line, while same product and services sales between periods increased $5.4 million, or 11.8%. Contributing to the increase in same product and services sales in 1999 was continued strong purchasing by Qwest (formerly US West) associated with that company's continued effort to improve testability in selected states, offset by the lower sales to certain Verizon (formerly Bell Atlantic) regions. The Company believes the decreased sales within the Verizon region during 1999 was the result of higher than expected inventories as a result of slower than expected deployment of MCU products within certain regions. Verizon's testability improvement initiatives migrated to more complex embedded DLC architectures that require the provisioning of additional equipment and increased installation time. The Company implemented certain strategies, including providing professional services which provide comprehensive technical training and other testability improvement initiatives services which were designed to return product usage to historical levels. The effectiveness of these programs resulted in some increased deployment of the Company's MCU technology, which in turn began to reduce existing inventory levels within Verizon. There were no assurances as to the ultimate effectiveness of these programs in returning product deployment to historical levels.

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

SELLING AND MARKETING EXPENSE

Selling and marketing expense consist primarily of personnel costs as well as commissions and travel expenses of direct sales and marketing personnel, and costs associated with marketing programs. Selling and marketing expense for 1999 was $7.0 million, or 11.5% of revenues, compared to $5.7 million, or 12.3% of revenues for 1998. This increase of $1.3 million, or 22.8%, was primarily related to increased costs associated with certain performance-based compensation programs, as well as an increase in spending on general advertising, promotion and related marketing activities.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expenses consist primarily of personnel costs for finance, administrative and general management personnel as well as accounting and legal expenses. General and administrative expense for 1999 was $4.7 million, or 7.7%, of revenues, compared to $4.1 million, or 8.9%, of revenues for 1998. This increase of $0.6 million, or 14.4%, was primarily attributable to an increase in professional service consulting fees, as well as an increase in expense for the Company's management incentive compensation program associated with the Company's financial performance for the year ended December 31, 1999.

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

PROVISIONS FOR INCOME TAXES

The Company's effective tax rate for 1999 was 35.9% of income before income taxes, compared to the 36.7% rate in 1998. The decrease in the effective income tax rate reflects the effect of certain permanent differences comprising a larger percentage of pre-tax book income.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


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

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $111.1 million as of December 31, 2000 compared to the working capital of $50.0 million as of December 31, 1999. The increase of $61.2 million, or 122.5%, can be attributed to operating cash flow (income from operations before depreciation and amortization) and proceeds from the exercise of stock options exceeding requirements for purchases of property and equipment. Significant components of the Company's change in working capital include an increase in cash and cash equivalents which include the effect of additional operating cash flow, as well as cash received as a result of stock option exercises, an increase in raw materials and work-in-process inventories to support the new product introductions of the Company's DigiTest and LIGHTHOUSE cable status monitoring system as well as an increase in MCU-related inventory to support certain project-related customer programs, and an increase in accounts receivable-trade as a result of the increased sales levels during the latter part of 2000. In addition, the Company's current deferred and refundable tax assets as of December 31, 2000 includes a current tax benefit of approximately $9.0 million resulting from the exercise of certain nonstatutory stock options under the Company's various stock option programs during 2000. The Company is entitled to a tax deduction in the current tax year equal to the difference between the fair market value of the shares received by the option holders upon exercise and the exercise price of the nonstatutory stock options. The Company anticipates that these tax deductions will be utilized either through a refund of prior year taxes paid or through the elimination of income taxes payable in 2001. As of December 31, 2000, the Company had $61.6 million of cash and cash equivalents, short-term and long-term investments, which are unrestricted and available for corporate purposes including acquisitions, and other general working capital requirements.

         The Company made capital expenditures of $4.1 million in 2000, primarily related to production test equipment and fixtures, computer hardware to support new hires and to upgrade and expand the IT infrastructure, as well as various leasehold expansion and improvements made to the Company's facilities. Capital expenditures were $2.3 million and $1.7 million for 1999 and 1998, respectively, and were primarily related to upgrades to the IT infrastructure, office equipment, test fixtures and development systems, tooling and leasehold improvements. The Company has recently completed a facility occupancy and planning study to determine the various alternatives available for facility expansion that may be necessary to accommodate potential future growth. The Company is currently evaluating these alternatives that include the solicitation and potential procurement of certain land parcels that surround the current lease facility for the possible expansion of parking and or new building structures. This purchase of properties is approximately $1.8 million and will most likely occur during the first half of 2001. Planned capital expenditures for 2001 are anticipated to total approximately $6.0 million. These planned capital projects include test fixtures and development systems, computer and office equipment and leasehold improvements to the Company's facilities.

         On April 22, 1997, the Company's Board of Directors authorized a program to purchase up to 400,000 shares of its common stock over the next two years. The program intended that the shares would be utilized to provide stock under certain employee benefit programs. As of April 22, 1999, the expiration of this initial program, the Company had purchased 382,400 shares of common stock under this program. The Company used existing cash and short-term investments to finance these purchases. On May 6, 1999, the Company's Board of Directors authorized a new program to purchase up to 400,000 shares of its common stock over a two-year period. As of December 31, 2000, the Company had not initiated any purchases of common stock under this program. The number of shares that the Company intends to purchase and the time of such purchases will be determined by the Company, at its discretion.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The Company plans to use existing cash and short-term investments to finance the purchases.

         The impact of inflation on both the Company's financial position and the results of operations have been minimal and are not expected to adversely affect 2001 results. The Company's financial position enables it to meet cash requirements for operations and capital expansion programs.

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

BACKLOG

As of December 31, 2000, the Company's backlog was $8.2 million compared to the backlog at December 31, 1999 of $12.1 million. The Company's backlog consists of firm customer purchase orders for the Company's various products. Backlog at December 31, 2000 also includes approximately $1.3 million related to the one-time order from Qwest for the Company's Broadcast Program Channel Unit destined for use at the Salt Lake City Winter Olympic Games. The Company believes that customers are returning to a more typical seasonal-based ordering pattern where the first quarter of the year is typically lower than the preceding quarter. The shippable backlog entering the first quarter of 2001 is lower than 2000 levels. Periodic fluctuations in customer orders and backlog result from a variety of factors, including but not limited to the timing of significant orders and shipments. While these fluctuations could impact short-term results, management believes these fluctuations are not necessarily indicative of long-term trends in sales of the Company's products.

ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes standards for reporting information about various derivative financial instruments and accounting for their change in fair value. The Company does not hold or issue derivative instruments for hedging purposes and therefore the adoption of this standard in 2000 did not have a material effect on the consolidated financial position or results of operations of the Company.

         In December 1999, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance related to revenue recognition. The Company has adopted this standard in 2000 and the impact did not have a material effect on its business, results of operations and financial condition.

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

         The financial statements have been audited by PricewaterhouseCoopers LLP, Independent Accountants. As part of their audit of the Company's 2000 financial statements, PricewaterhouseCoopers LLP considered the Company's system of internal control to the extent they deemed necessary to determine the nature, timing and extent of their audit tests. The Report of Independent Accountants follows.

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




                                       /s/ Christian L. Allison

                                       Christian L. Allison
                                       Chairman and Chief Executive Officer




                                       /s/ Samuel C. Knoch

                                       Samuel C. Knoch
                                       Chief Financial Officer and Treasurer

                                       January 19, 2001

REPORT OF INDEPENDENT ACCOUNTANTS


January 19, 2001


To the Board of Directors and Shareholders of Tollgrade Communications, Inc. and
Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Tollgrade Communications, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICEWATERHOUSECOOPERS LLP

/s/ PricewaterhouseCoopers LLP


Pittsburgh, Pennsylvania
January 19, 2001

TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


ASSETS                                                               December 31, 1999          DECEMBER 31, 2000
-------------------------------------------------------------------------------------------------------------------
Current assets:
     Cash and cash equivalents                                         $  15,555,810             $  30,423,783
     Short-term investments                                               13,516,676                28,405,655
     Accounts receivable:
         Trade                                                            10,865,244                18,775,643
         Other                                                               335,155                   813,809
     Inventories                                                          17,335,747                30,499,482
     Prepaid expenses and deposits                                           461,934                   787,098
     Refundable taxes due                                                         --                 8,950,672
  Deferred tax assets                                                        575,251                   983,246
         Total current assets                                             58,645,817               119,639,388
Long-term investments                                                      2,850,000                 2,750,000
Property and equipment, net                                                4,337,115                 6,503,923
Deferred tax assets                                                          367,626                 2,380,828
Patents                                                                        1,396                       417
 ...................................................................................................................
         Total assets                                                  $  66,201,954             $ 131,274,556
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------
Current liabilities:
     Accounts payable                                                  $     911,769             $   1,874,328
     Accrued expenses                                                      1,222,866                 1,937,589
     Accrued salaries and wages                                            2,209,473                 2,813,433
     Royalties payable                                                       793,689                 1,142,478
     Income taxes payable                                                  2,443,609                   636,938
     Deferred income                                                       1,106,483                   100,000
 ...................................................................................................................
         Total current liabilities                                         8,687,889                 8,504,766
Deferred tax liabilities                                                       9,950                     9,950
 ...................................................................................................................
         Total liabilities                                                 8,697,839                 8,514,716
Commitments
Shareholders' equity:
     Preferred stock, $1.00 par value; authorized shares,
         10,000,000; issued shares, -0- in 1999 and 2000, respectively            --                        --
     Common stock, $.20 par value; authorized shares, 50,000,000;
         issued shares, 12,102,280 in 1999 and 13,329,264 in 2000          2,420,456                 2,665,853
     Additional paid-in capital                                           28,828,568                66,343,728
     Treasury stock, at cost, 386,800 shares in 1999
         and 2000, respectively                                           (3,164,975)               (3,164,975)
     Retained earnings                                                    29,420,066                56,915,234
 ...................................................................................................................
         Total shareholders' equity                                       57,504,115               122,759,840
 ...................................................................................................................
              Total liabilities and shareholders' equity               $  66,201,954             $ 131,274,556
-------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       Years Ended December 31,
                                                           1998                  1999                 2000
-------------------------------------------------------------------------------------------------------------------
Revenues                                             $  46,277,409         $  61,111,103         $ 114,426,097
Cost of product sales                                   19,620,226            25,014,418            42,637,979
 ...................................................................................................................
Gross profit                                            26,657,183            36,096,685            71,788,118
Operating expenses:
     Selling and marketing                               5,704,323             7,006,118            12,288,646
     General and administrative                          4,127,580             4,722,970             6,216,427
     Research and development                            6,880,015             8,756,551            12,456,337
 ...................................................................................................................
         Total operating expenses                       16,711,918            20,485,639            30,961,410
Income from operations                                   9,945,265            15,611,046            40,826,708
Other income (expense):
     Interest expense                                     (107,694)               (1,549)                   --
     Interest and other income                           1,169,531               950,380             2,525,460
 ...................................................................................................................
         Total other income (expense)                    1,061,837               948,831             2,525,460
Income before income taxes                              11,007,102            16,559,877            43,352,168
Provision for income taxes                               4,039,800             5,937,000            15,857,000
 ...................................................................................................................
         Net income                                  $   6,967,302         $  10,622,877         $  27,495,168
-------------------------------------------------------------------------------------------------------------------


EARNINGS PER SHARE INFORMATION:
-------------------------------------------------------------------------------------------------------------------
Weighted average shares of common stock and equivalents:
   Basic                                                11,682,694            11,573,580            12,636,284
   Diluted                                              11,933,102            11,958,976            13,359,270
 ...................................................................................................................
Net income per common share:
   Basic                                             $         .60         $         .92         $        2.18
   Diluted                                           $         .58         $         .89         $        2.06
-------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY

                                                                 Additional
                      Preferred Stock        Common Stock          Paid-in      Treasury     Unearned      Retained
                       Shares  Amount    Shares       Amount       Capital       Stock     Compensation    Earnings        Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at
   December 31, 1997     --     $--    11,454,700   $2,290,939   $24,086,846   $   (70,355)  $(35,934)   $11,829,887   $ 38,101,383

Exercise of common
   stock options         --      --       387,628       77,527     1,076,112            --         --             --      1,153,639
Tax benefit from
   exercise of
   stock options         --      --            --           --     1,163,441            --         --             --      1,163,441
Restricted stock -
   compensation
   charged to
   expense, net          --      --            --           --            --            --     28,934             --         28,934
Shares forfeited         --      --        (1,400)        (280)       (6,720)           --      7,000             --             --
Purchase of
   treasury stock        --      --            --           --            --    (1,718,932)        --             --     (1,718,932)
Net income               --      --            --           --            --            --         --      6,967,302      6,967,302
 ...................................................................................................................................
Balance at
   December 31, 1998     --      --    11,840,928    2,368,186    26,319,679    (1,789,287)        --     18,797,189     45,695,767

Exercise of common
   stock options         --      --       261,352       52,270     2,123,652            --         --             --      2,175,922
Tax benefit from
   exercise of
   stock options         --      --            --           --       385,237            --         --             --        385,237
Purchase of
   treasury stock        --      --            --           --            --    (1,375,688)        --             --     (1,375,688)
Net income               --      --            --           --            --            --         --     10,622,877     10,622,877
 ...................................................................................................................................
Balance at
   December 31, 1999     --      --    12,102,280    2,420,456    28,828,568    (3,164,975)        --    $29,420,066     57,504,115

EXERCISE OF COMMON
   STOCK OPTIONS         --      --     1,226,984      245,397    11,580,460            --         --             --     11,825,857
TAX BENEFIT FROM
   EXERCISE OF
   STOCK OPTIONS         --      --            --           --    25,934,700            --         --             --     25,934,700
NET INCOME               --      --            --           --            --            --         --     27,495,168     27,495,168
 ...................................................................................................................................
BALANCE AT
   DECEMBER 31, 2000     --    $ --        13,329   $2,665,853   $66,343,728   $(3,164,975)  $     --    $56,915,234   $122,759,840
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Years Ended December 31,
                                                                1998               1999               2000
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                  $  6,967,302      $ 10,622,877       $ 27,495,168
Adjustments to reconcile net income
     to net cash provided by operating activities:
         Depreciation and amortization                         1,387,598         1,252,743          1,910,245
         Deferred income taxes                                  (545,420)         (253,512)          (481,541)
         Provision for losses on inventory                        88,000           393,000            743,129
         Provision for allowance for doubtful accounts            50,000           100,000             22,189
         Compensation expense for restricted stock                28,934                --                 --
Changes in assets and liabilities:
     Increase in accounts receivable-trade                       (53,377)       (3,077,184)        (7,932,588)
     (Increase) decrease in accounts receivable-other            216,410           (34,475)          (478,654)
     Increase in inventories                                  (1,188,657)       (4,526,976)       (13,906,864)
     (Increase) decrease in prepaid expenses and deposits         56,839          (109,521)          (325,164)
     Increase (decrease) in accounts payable                    (272,106)          224,690            962,559
     Increase (decrease) in accrued expenses, salaries
         and wages, royalties payable and deferred income       (816,995)        2,649,211            660,989
     Increase (decrease) in income taxes payable                (157,754)        1,655,130         (1,806,671)
 ...................................................................................................................
         Net cash provided by operating activities             5,760,774         8,895,983          6,862,797
 ...................................................................................................................
Cash flows from investing activities:
     Purchase of investments                                 (17,380,104)      (15,183,124)       (38,637,741)
     Redemption/maturity of investments                       17,844,566        14,618,612         23,848,762
     Capital expenditures                                     (1,695,975)       (2,272,485)        (4,076,074)
     Purchase of treasury stock                               (1,718,932)       (1,375,688)                --
 ...................................................................................................................
         Net cash used in investing activities                (2,950,445)       (4,212,685)       (18,865,053)
 ...................................................................................................................
Cash flows from financing activities:
     Proceeds from the exercise of stock options
         including related tax benefits                        2,317,080         2,561,159         26,870,229
 ...................................................................................................................
         Net cash provided by financing activities             2,317,080         2,561,159         26,870,229
 ...................................................................................................................
Net increase in cash and cash equivalents                      5,127,409         7,244,457         14,867,973
Cash and cash equivalents at beginning of year                 3,183,944         8,311,353         15,555,810
 ...................................................................................................................
Cash and cash equivalents at end of year                    $  8,311,353      $ 15,555,810       $ 30,423,783
-------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
     Cash paid during the year for interest                 $    107,694      $      1,549                 --
     Cash paid during the year for income taxes             $  3,596,079      $  4,078,830       $  3,145,422
-------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of non-cash financing activity:
     Tax benefit from the exercise of stock options         $         --      $         --       $ 10,890,328
-------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

Tollgrade Communications, Inc. (the Company) designs, engineers, markets and supports test system, test access and status monitoring products for the telecommunications and cable television industries. The Company's telecommunications proprietary test access products enable telephone companies to use their existing line test systems to remotely diagnose problems in Plain Old Telephone Service (POTS) lines containing both copper and fiber optics. The Company's test system products, specifically DigiTest, focus on helping local exchange carriers conduct the full range of fault diagnosis along with the ability to prequalify, deploy and maintain next-generation services including Digital Subscriber Line service. The Company's cable products consist of a complete cable status monitoring system that provides a comprehensive testing solution for the Broadband Hybrid Fiber Coax distribution system. The status monitoring system consists of a host for user interface, control and configuration; a headend controller for managing network communications; and transponders that are strategically located within the cable network to gather status reports from power supplies, line amplifiers and fiber-optic nodes. The Company was organized in 1986 and began operations in 1988.

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

INVESTMENTS

Short-term investments at December 31, 1999 and 2000 consist of a treasury note and/or individual municipal bonds stated at cost, which approximates market value. These securities have a maturity of one year or less at date of purchase and/or contain a callable provision in which the bonds can be called within one year from date of purchase. Long-term investments are individual municipal bonds with a maturity of more than one year but less than eighteen months. The primary investment purposes are to provide a reserve for future business purposes, including possible acquisitions and capital expenditures. Realized gains and losses are computed using the specific identification method.

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

REVENUE RECOGNITION

Revenue from product sales is recognized at the time of shipment. Revenue from Professional Services is recognized upon services being rendered. Revenue for license and royalty fees is recognized when earned.

     In December 1999, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance related to revenue recognition. The Company has adopted this standard in 2000 and the impact did not have a material effect on its business, results of operations and financial condition.

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

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes standards for reporting information about various derivative financial instruments and accounting for their change in fair value. The Company does not hold or issue derivative instruments for hedging purposes and therefore the adoption of this standard in 2000 did not have a material effect on the consolidated financial position or results of operations of the Company.

PER SHARE INFORMATION

Net income per share has been computed in accordance with the provisions of SFAS No. 128, "Earnings Per Share" for all periods presented. On February 10, 2000, the Company's Board of Directors authorized a two-for-one stock split of the Company's common stock, payable in the form of a 100 percent stock dividend. On March 20, 2000, shareholders of record received one additional share of common stock for each share of common stock held of record on February 28, 2000. All share and per share information reflects the two-for-one split of the Company's common stock. SFASNo. 128 requires companies with complex capital structures to report earnings per share on a basic and diluted basis, as defined. Basic earnings per share are calculated on the actual number of weighted average common shares outstanding for the period, while diluted earnings per share must include the effect of any dilutive securities. All prior periods have been restated in accordance with SFAS No. 128. A reconciliation of earnings per share is as follows:

                                                                   Years Ended December 31,
                                                         1998                1999               2000
-------------------------------------------------------------------------------------------------------------
Net Income                                           $ 6,967,302         $10,622,877         $27,495,168
-------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding            11,682,694          11,573,580          12,636,284
 .............................................................................................................
Effect of dilutive securities - stock options            250,408             385,396             722,986
 .............................................................................................................
                                                      11,933,102          11,958,976          13,359,270
-------------------------------------------------------------------------------------------------------------
Earnings per share:
  Basic                                              $       .60         $       .92         $      2.18
-------------------------------------------------------------------------------------------------------------
  Diluted                                            $       .58         $       .89         $      2.06
-------------------------------------------------------------------------------------------------------------

2.  INVENTORIES

Inventories consisted of the following:

                               December 31, 1999           DECEMBER 31, 2000
------------------------------------------------------------------------------
Raw materials                     $ 8,173,299                 $13,800,196
Work in process                     7,410,203                  12,981,052
Finished goods                      1,752,245                   3,718,234
 ..............................................................................
                                  $17,335,747                 $30,499,482
------------------------------------------------------------------------------


3.  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                  December 31, 1999     DECEMBER 31, 2000
-------------------------------------------------------------------------------------------
Test equipment and tooling                          $4,217,189             $ 5,900,085
Office equipment and fixtures                        3,269,761               4,735,551
Leasehold improvements                               1,590,704               2,059,764
 ...........................................................................................
                                                     9,077,654              12,695,400
Less accumulated depreciation and amortization       4,740,539               6,191,477
 ...........................................................................................
                                                    $4,337,115             $ 6,503,923
-------------------------------------------------------------------------------------------


4.  SHAREHOLDERS' EQUITY

COMMON STOCK

The Company has 50,000,000 authorized shares which have a par value of $.20 per share. As of December 31, 1999 and 2000, there were 12,102,280 and 13,329,264 issued shares, respectively.

STOCK REPURCHASE PROGRAM

On April 22, 1997, the Company's Board of Directors authorized a program to purchase up to 400,000 shares of its common stock over a two-year period. The program intended that the shares would be utilized to provide stock under certain employee benefit programs. As of April 22, 1999, the expiration of this initial program, the Company had purchased 382,400 shares of common stock under this program. The Company has used existing cash and short-term investments to finance these purchases. On May 6, 1999, the Company's Board of Directors authorized a new program to purchase up to 400,000 shares of its common stock over a two-year period. As of December 31, 2000, the Company had not initiated any purchases of common stock under this new program. The number of shares that the Company intends to purchase and the time of such purchases will be determined by the Company at its discretion. The Company plans to use existing cash and short-term investments to finance any such purchases.

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

     On December 14, 2000, the Board of Directors of the Company approved a proposal to increase the number of shares available under the 1998 Employee Incentive Compensation Plan (the "1998 Plan") by 200,000 shares, from 740,000 to 940,000 shares. The aggregate number of shares of the Company's Common Stock which may be issued under the 1995 Long-Term Incentive Compensation Plan (the "1995 Plan") and the 1998 Plan is 2,210,000 and 940,000 shares respectively, subject to proportionate adjustment in the event of stock splits and similar events. The maximum number of shares which may be awarded under the 1995 Plan to any one Named Executive Officer during any calendar year of the life of the plan is 200,000 shares. All full-time active employees of the Company, excluding officers and directors, are eligible to participate in the 1998 Plan. The shares authorized but not granted under these plans at December 31, 1999 and 2000 were as follows:

                                                            Shares Authorized But Not Granted
                                                    December 31, 1999                DECEMBER 31, 2000
-------------------------------------------------------------------------------------------------------------------
1995 Long-Term Incentive Compensation Plan               510,016                          193,373
1998 Employee Incentive Compensation Plan                 67,988                          188,626
 ...................................................................................................................
Total                                                    578,004                          381,999
-------------------------------------------------------------------------------------------------------------------

     Certain employees and directors of the Company were granted stock options under the 1995 Plan and the 1998 Plan and various other agreements. The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost for these stock options based on the fair value at the grant dates for awards granted under those plans in 1998, 1999 and 2000 consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below:

                                                                  Years Ended December 31,
                                                        1998                 1999                 2000
---------------------------------------------------------------------------------------------------------------
Net income                       As reported        $6,967,302          $10,622,877          $27,495,168
                                 Pro forma          $5,159,610          $ 8,889,233          $23,019,191

 ...............................................................................................................
Diluted earnings per share       As reported        $      .58          $       .89          $      2.06
                                 Pro forma          $      .43          $       .74          $      1.72
---------------------------------------------------------------------------------------------------------------


     The fair value of the stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 1998, 1999 and 2000: expected volatility of 50.8% in 1998, 51.9% in 1999 and 77.0% in 2000; a risk-free interest rate of 4.82% in 1998, 4.97% in 1999, and 5.83% in 2000; and an expected holding period of 4 years. The weighted average fair value of stock options, calculated using the Black-Scholes option-pricing model, granted during 1998, 1999 and 2000, is $3.84, $4.76 and $58.36, respectively.

     Transactions involving stock options under the Company's various stock option plans and otherwise are summarized below:

                                                                                           Weighted Average
                                         Number of Shares       Range of Option Price       Exercise Price
--------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1997              1,506,534         $   .47850  -  $ 12.87500         $ 7.92
Granted                                     1,084,000            7.28125  -    13.56250           8.59
Exercised                                    (387,428)            .48000  -    11.75000           2.98
Cancelled                                     (80,667)           6.00000  -    13.56250          10.33
--------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1998              2,122,439            6.00000  -    13.56250           9.08
Granted                                       432,000            7.50000  -    17.25000          10.41
Exercised                                    (256,220)           6.00000  -    12.87500           8.30
Cancelled                                    (103,196)           6.00000  -    13.56250          10.18
--------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1999              2,195,023            6.00000  -    17.25000           9.38
Granted                                       416,625           51.62500  -   159.18750          95.84
Exercised                                  (1,223,793)           6.00000  -    51.62500           9.59
Cancelled                                     (24,615)           6.00000  -   159.18750          28.96
--------------------------------------------------------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 2000              1,363,240         $  6.00000  -  $159.18750         $35.25
--------------------------------------------------------------------------------------------------------------


                                                             Weighted Average
Options exercisable at:          Number of Shares             Exercise Price
-------------------------------------------------------------------------------
December 31, 1998                   1,423,316                    $ 9.20
December 31, 1999                   1,660,425                      9.49
DECEMBER 31, 2000                     997,680                     21.92
-------------------------------------------------------------------------------

     The following table summarizes the status of the stock options, outstanding and exercisable, at December 31, 2000:

                                                 Stock Options Outstanding             Stock Options Exercisable
-------------------------------------------------------------------------------------------------------------------
                                           Weighted Average        Weighted                           Weighted
    Range of Exercise                          Remaining             Average                            Average
         Prices                Shares       Contractual Life    Exercise Price        Shares       Exercise Price
-------------------------------------------------------------------------------------------------------------------
 $  6.00000  - $  7.28125     265,433            6.68             $  6.74            265,433          $  6.74
 ...................................................................................................................
 $  7.50000  - $  7.68750     227,944            7.66                7.56            216,611             7.55
 ...................................................................................................................
 $  8.75000  - $ 10.31250     269,476            7.54                9.70            179,509             9.92
 ...................................................................................................................
 $ 11.03125  - $ 55.89850     350,211            8.35               32.84            251,779            25.38
 ...................................................................................................................
 $ 71.87500  - $117.34400     213,834            9.64              115.26             71,855           115.27
 ...................................................................................................................
 $159.18750  - $159.18750      36,342            9.53              159.19             12,493           159.19
 ...................................................................................................................
      TOTAL                 1,363,240            7.98             $ 35.25            997,680          $ 21.92
-------------------------------------------------------------------------------------------------------------------


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

5.  LICENSE AND ROYALTY FEES

The Company has entered into several technology license agreements with certain major Digital Loop Carrier (DLC) vendors and major Operation Support System
(OSS) equipment manufacturers under which the Company has been granted access to the licensor's patent technology and the right to manufacture and sell the patent technology in the Company's product line. The Company is obligated to pay royalty fees, as defined, through the terms of these license agreements. Royalty fees of $1,903,701, $2,011,930 and $2,910,803 were incurred in 1998, 1999 and
2000, respectively, and are included in cost of product sales in the accompanying consolidated statements of operations.

6.  INCOME TAXES

The provision for income taxes consisted of the following:

                                      Years Ended December 31,
                            1998                1999              2000
-------------------------------------------------------------------------------
Current:
     Federal             $4,030,841          $5,478,412        $14,212,441
     State                  554,379             712,100          2,126,100
 ...............................................................................
                          4,585,220           6,190,512         16,338,541
-------------------------------------------------------------------------------
Deferred:
     Federal               (475,494)           (221,011)          (434,521)
     State                  (69,926)            (32,501)           (47,020)
 ...............................................................................
                           (545,420)           (253,512)          (481,541)
 ...............................................................................
                         $4,039,800          $5,937,000        $15,857,000
-------------------------------------------------------------------------------

     Reconciliations of the federal statutory rate to the effective tax rates are as follows:

                                                 Years Ended December 31,
                                                1998       1999       2000
------------------------------------------------------------------------------
Federal statutory tax rate                       34%        34%        35%
     Research and development tax credit         (1)        --         --
     State income taxes                           3          3          5
     Foreign sales corporation tax benefit       --         (1)        --
     Other                                        1         --        (3)
 ..............................................................................
     Effective tax rate                          37%        36%        37%
------------------------------------------------------------------------------

     The components of and changes in the deferred tax assets and liabilities recorded in the accompanying balance sheets at December 31, 1999 and 2000 were as follows:

                                                          Deferred                     Deferred
                                           December 31,   Expense       December 31,   Expense                        DECEMBER 31,
                                              1998        (Credit)         1999        (Credit)        Other             2000
------------------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Excess of tax basis over book
     basis for:
         Property and equipment             $149,797     $  27,989     $  121,808     $ (63,082)     $       --      $  184,890
         Inventory                           204,778       (42,404)       247,182       (74,621)             --         321,803

Reserves recorded for:
         Warranty                            169,650       (64,350)       234,000      (173,550)             --         407,550
         Inventory                           104,130      (153,270)       257,400      (165,750)             --         423,150
         Allowance for doubtful
              accounts                        39,000       (31,670)        70,670        (7,330)             --          78,000
Net operating loss carryforward                   --            --             --            --       1,939,656       1,939,656
Other                                         22,010        10,193         11,817         2,792              --           9,025
 ....................................................                   ..........                                    ..........
Total deferred tax assets                    689,365                      942,877                                     3,364,074
----------------------------------------------------                   ----------                                    ----------

DEFERRED TAX LIABILITIES:
Excess of book basis over tax
     basis for:
         Other                                (9,950)           --         (9,950)           --                          (9,950)
 ....................................................                   ..........                                    ..........
Total deferred tax liabilities                (9,950)                      (9,950)                                       (9,950)
----------------------------------------------------                   ----------                                    ----------

------------------------------------------------------------------------------------------------------------------------------------
Net deferred taxes                          $679,415     $(253,512)    $  932,927     $(481,541)     $1,939,656      $3,354,124
Reconciliation to the balance sheet:
         Current portion of
              deferred tax assets            354,891                      575,251                                       983,246
         Long-term portion of
              deferred tax liabilities        (9,950)                      (9,950)                                       (9,950)
 ....................................................................................................................................
Long-term deferred taxes                    $334,474                    $ 367,626                                    $2,380,828
------------------------------------------------------------------------------------------------------------------------------------

7.  LEASE COMMITMENTS

The Company leases office space and equipment under agreements which are accounted for as operating leases. The office lease expires December 31, 2002 and may be extended up to an additional 3 years. The equipment lease expires in August 2005. The Company is also involved in various month-to-month leases for research and development equipment. In addition, the office lease includes provisions for possible adjustments in annual future rental commitments relating to excess taxes and excess maintenance costs that may occur. The Company made additional rental payments of $4,827, $0 and $9,198 in 1998, 1999 and 2000, respectively.

       Minimum annual future rental commitments under noncancelable leases as of December 31 are:
       2001 ......................................................  $ 701,230
       2002 ......................................................    741,550
       2003 ......................................................     76,270
       2004 ......................................................     76,270
       2005 ......................................................     54,024

     The rent expense for all lease commitments was $425,714, $599,615 and $731,320 in 1998, 1999 and 2000, respectively.

8.  MAJOR CUSTOMERS, REVENUE CONCENTRATION AND DEPENDENCE ON CERTAIN SUPPLIERS

The Company designs, engineers, markets and supports test system, test access and status monitoring products for the telecommunications and cable television industries. Sales are concentrated primarily with the four Regional Bell Operating Companies (RBOCs) as well as major independent telephone companies and to certain digital loop carrier equipment manufacturers. Sales are primarily from the Company's metallic channel unit (MCU) product line. The MCU product line accounted for more than 70% of the Company's net product sales for 2000. The Company expects that revenues from MCU products will continue to account for a majority of the Company's revenues for the foreseeable future. The DigiTest product line accounted for approximately 18% of the Company's net product sales for 2000.

     Sales to the RBOCs accounted for approximately 82%, 61% and 64% of the Company's net product sales for fiscal years 1998, 1999 and 2000, respectively. During fiscal year 1998, sales to three RBOCs individually exceeded 10% of consolidated revenues and on a combined basis, comprised 76% of the Company's net product sales. During fiscal years 1999 and 2000, sales to four RBOCs individually exceeded 10% of consolidated revenues and on a combined basis, comprised 61% and 64%, respectively, of the Company's net product sales. In addition, sales to an Original Equipment Manufacturer accounted for approximately 3%, 11% and 4% of the Company's net product sales for fiscal years 1998, 1999 and 2000, respectively. Due to the Company's present dependency on the RBOCs, the loss of one or more of the RBOCs as a customer, or the reduction of orders for the Company's products by the RBOCs, could materially and adversely affect the Company.

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

9.  EMPLOYEE BENEFIT PLANS

The Company has a 401(k) benefit plan. Eligible employees, as defined in the plan, may contribute up to 20% of eligible compensation or not to exceed the regulatory imposed limit, as defined. The Company does not make any matching contributions to the plan.

10.  DEFERRED AND REFUNDABLE TAX ASSETS

The Company's current refundable tax assets as of December 31, 2000 include a tax benefit of $8,950,672 resulting from the exercising of certain nonstatutory stock options by various directors, officers and other employees under the Company's various stock option programs during 2000. The Company is entitled to a tax deduction in the current tax year ended December 31, 2000 equal to the difference between the fair market value of the shares received by the option holders upon exercise and the exercise price of the nonsatutory stock options. It is anticipated that these deductions will be utilized either through a refund of prior year taxes paid or through the elimination of income taxes payable in 2001.

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


                                                       (In thousands, except per share data)
                                                             Quarter Ended (Unaudited)
                                March 31,  June 30,  Sept. 30,  Dec. 31,   MARCH 31, JUNE 30,   SEPT. 30, DEC. 31,
                                  1999       1999      1999       1999       2000      2000       2000      2000
-------------------------------------------------------------------------------------------------------------------
Revenues                        $ 11,120   $ 14,270  $  13,403  $ 22,318  $  22,418  $ 29,667   $ 29,788  $ 32,554
Cost of product sales              4,752      5,903      6,040     8,320      8,372    11,414     10,841    12,012
 ...................................................................................................................
Gross profit                       6,368      8,367      7,363    13,998     14,046    18,253     18,947    20,542
Operating expenses:
     Selling and marketing         1,398      1,767      1,561     2,280      2,384     3,028      3,440     3,438
     General and administrative    1,048        965        980     1,729      1,378     1,495      1,591     1,752
     Research and development      1,876      2,158      2,126     2,597      2,590     3,098      3,178     3,589
 ...................................................................................................................
Total operating expenses           4,322      4,890      4,667     6,606      6,352     7,621      8,209     8,779
 ...................................................................................................................
Income from operations             2,046      3,477      2,696     7,392      7,694    10,632     10,738    11,763
Other income, net                    271        236        334       107        470       546        662       848
 ...................................................................................................................
Income before income taxes         2,317      3,713      3,030     7,499      8,164    11,178     11,400    12,611
Provision for income taxes           831      1,340      1,092     2,674      2,939     4,024      4,104     4,790
 ...................................................................................................................
Net income                      $  1,486   $  2,373  $   1,938  $  4,825  $   5,225  $  7,154   $  7,296  $  7,821
-------------------------------------------------------------------------------------------------------------------
Net income per common share
     Basic                      $    .13   $    .21  $     .17  $    .41  $     .43  $    .57   $    .57  $    .60
     Diluted                    $    .13   $    .20  $     .16  $    .39  $     .39  $    .54   $    .54  $    .58
Weighted average shares of
     common stock and equivalents:)
     Basic                        11,576     11,538     11,548    11,631     12,219    12,563     12,821    12,940
     Diluted                      11,759     11,612     12,017    12,397     13,546    13,318     13,460    13,434
-------------------------------------------------------------------------------------------------------------------


================================================================================

COMMON STOCK MARKET PRICES

The Company's Common Stock has been included for quotation on the Nasdaq National Market System under the Nasdaq symbol "TLGD" since the Company's initial public offering in December 1995. The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock on such market:

                                          High                    Low
--------------------------------------------------------------------------------
1999:
     First Quarter                     $  9-13/16               $ 7-1/2
     Second Quarter                       8-7/16                  7-1/16
     Third Quarter                       13-7/16                  7-1/2
     Fourth Quarter                      19-11/16                10-1/2
2000:
     First Quarter                     $ 84                     $16-1/16
     Second Quarter                     147-3/16                 31-1/2
     Third Quarter                      168-7/8                  78-5/8
     Fourth Quarter                     148                      25-3/4
--------------------------------------------------------------------------------

     At January 31, 2001, the Company had 175 holders of record of its Common Stock and 13,340,246 shares outstanding.

     The Company has never paid any dividends on its Common Stock and does not expect to pay cash dividends in the foreseeable future.

SHAREHOLDER INFORMATION

SHAREHOLDERS ANNUAL MEETING

The Annual Meeting of Shareholders of Tollgrade Communications, Inc., will be held at The Syria Mosque, 1877 Shriners Way, Cheswick, PA 15024, on Thursday, May 3, 2001, at 3:00 p.m. Notice of the meeting and proxy materials were included with this Annual Report.

TRANSFER AGENT AND SHAREHOLDER INQUIRIES

The Company's transfer agent is Mellon Investor Services, L.L.C. Inquiries concerning transfer requirements, lost certificates and change of address should be directed to:

   Mellon Investor Services, L.L.C.
     P.O. Box 3315
     South Hackensack, NJ 07606
         or:
     85 Challenger Road
     Ridgefield Park, NJ 07660
     1-800-756-3353
   TDD for Hearing Impaired:
     1-800-231-5469
   Foreign Shareholders:
     201-329-8660
   TDD Foreign Shareholders:
     201-329-8354
   www.mellon-investor.com.

All other inquiries should be directed to:
   Tollgrade Communications, Inc.
   Investor Relations Department
   493 Nixon Road
   Cheswick, PA 15024
   1-800-878-3399
   www.tollgrade.com.

Form 10-K

A copy of the Tollgrade Communications, Inc. Form 10-K for 2000, which will be filed with the Securities and Exchange Commission during the first quarter of 2001, is available without attachments at no charge upon written request. Inquiries should be directed to the Investor Relations Department, Tollgrade Communications, Inc., 493 Nixon Road, Cheswick, PA 15024.

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP, Pittsburgh, Pennsylvania.

COUNSEL
Reed Smith LLP, Pittsburgh, Pennsylvania.

STOCK MARKET LISTING

Tollgrade Communications, Inc. is listed on The Nasdaq Stock Market.(SM) Symbol:
TLGD.


(R)TOLLGRADE, MCU, DigiTest and LIGHTHOUSE are registered trademarks of Tollgrade Communications, Inc.

TM TELACCORD is a trademark of Tollgrade Communications, Inc.

All other trademarks are the property of their respective owners.

(C)2001 Tollgrade Communications, Inc. All rights reserved.

Board of Directors

[PHOTO]                    CHRIS ALLISON
                           Chairman and
                           Chief Executive Officer

[PHOTO]                    JAMES J. BARNES
                           Attorney at Law,
                           Buchanan Ingersoll P.C.

[PHOTO]                    DANIEL P. BARRY
                           Private Investor,
                           Director of Respironics, Inc.

[PHOTO]                    DAVID S. EGAN
                           President, ClubCom, Inc.

[PHOTO]                    ROCCO L. FLAMINIO
                           Vice Chairman
                           and Chief Technology Officer

[PHOTO]                    RICHARD H. HEIBEL, M.D.
                           Board Certified Cardiologist
                           (retired)

[PHOTO]                    ROBERT W. KAMPMEINERT
                           Chairman,
                           President and
                           Chief Executive Officer,
                           Parker/Hunter Incorporated



EXECUTIVE OFFICERS

[PHOTO]                    CHRIS ALLISON
                           Chairman and
                           Chief Executive Officer

[PHOTO]                    SARA M. ANTOL
                           General Counsel and Secretary

[PHOTO]                    RICHARD A. BAIR, JR.
                           Executive
                           Vice President,
                           Engineering

[PHOTO]                    ROBERT L. CORNELIA
                           Executive
                           Vice President,
                           Operations

[PHOTO]                    BRADLEY N. DINGER
                           Controller

[PHOTO]                    ROCCO L. FLAMINIO
                           Vice Chairman and Chief Technology Officer

[PHOTO]                    MARK C. FREY
                           Senior
                           Vice President,
                           Test Access Division

[PHOTO]                    SAMUEL C. KNOCH
                           Chief Financial Officer and Treasurer

[PHOTO]                    JOSEPH G. O'BRIEN
                           Senior
                           Vice President,
                           Human Resources

[PHOTO]                    TIMOTHY D. O'BRIEN
                           Director of
                           Corporate Communications

[PHOTO]                    MARK B. PETERSON
                           President

[PHOTO]                    MATTHEW J. ROSGONE
                           Senior
                           Vice President, Purchasing, Manufacturing and Documentation

[PHOTO]                    ROGER A. SMITH
                           Executive
                           Vice President, Technology

                                [TOLLGRADE LOGO]

                             CORPORATE HEADQUARTERS
                       493 Nixon Road, Cheswick, PA 15024
                                 1-800-878-3399
                               www.tollgrade.com