Form 10-K, Exhibit 13
period 2001-12-31
TOLLGRADE COMMUNICATIONS INC \PA\
filed 2002-03-22
CIK 1002531

                                                                    Exhibit 13.1





                              [PHOTO]
                              DRIVING CONSUMER
                              BROADBAND ASSURANCE

















                              TOLLGRADE COMMUNICATIONS, INC.
                              2001 ANNUAL REPORT


================================================================================

[PHOTO]

DRIVING CONSUMER
BROADBAND ASSURANCE

Video on Demand...High-Speed Data Transmission... Digital Subscriber Line...Video Phones.

These buzzwords all revolve around a single technology: Broadband.

Broadband is the leading-edge technology of tomorrow that utilizes the maximum amount of bandwidth available to support numerous voice, video and data channels simultaneously. It's also a technology that we believe should be treated as a consumer service. And assuring consumer communications networks is what Tollgrade is all about.

Curiously, the marketplace has been slow to respond to this emerging technology. Part of the reason for the slower-than-expected growth of broadband has been the struggle that service providers have had with wide-scale DSL deployment. The sudden slowdown of the Competitive Local Exchange Carrier (CLEC) industry, which had been a driving force behind DSL deployment, certainly has limited the competitive push. At the same time, broadband technology must also overcome the fact that it has proven too costly and manpower-intensive for Incumbent Local Exchange Carriers (ILECs) to efficiently deliver to the consumer marketplace.

We believe that using tried-and-true consumer network assurance approaches will be the key to successful roll-out of these services.

Additionally, over the long-term, there will likely be a move to converge private line (medium and large businesses) and consumer networks into a single IP/ATM architecture. There is an increased focus on providing the best maintenance processes for mature networks. Finally, the industry is seeing an increased emergence of passive optical networks, which has rejuvenated interest in "fiber-to-the-curb," or "broadband edge," applications.

These market drivers, coupled with an intense demand for products that reduce deployment costs, indicate that the broadband world is ripe with opportunity. As a premier provider of leading-edge test and management solutions for consumer networks, Tollgrade has positioned itself to contribute significantly to this next phase of the communication evolution.

================================================================================

--------------------------------------------------------------------------------
2001 FINANCIAL HIGHLIGHTS

                              (In thousands, except per share data
                                    and number of employees)

                              December 31, 2000    DECEMBER 31, 2001
OPERATIONS
Total Revenues                     $ 114,426         $  82,239
--------------------------------------------------------------------------------
Net Income                         $  27,495         $  13,675
--------------------------------------------------------------------------------
Earnings Per Share -- Diluted      $    2.06         $    1.02
--------------------------------------------------------------------------------
Weighted Average Shares of Common
    Stock and Equivalents         13,359,270        13,412,037
--------------------------------------------------------------------------------
Number of Employees                      411               341
--------------------------------------------------------------------------------

FINANCIAL POSITION
Total Assets                       $ 131,275         $ 146,630
--------------------------------------------------------------------------------
Working Capital                    $ 111,135         $  67,628
--------------------------------------------------------------------------------
Shareholders' Equity               $ 122,760         $ 140,139
--------------------------------------------------------------------------------

TABLE OF CONTENTS

2001 Financial Highlights...............1
Letter to Shareholders..................2
Driving Broadband Assurance
  to the Consumer Marketplace...........4
Selected Consolidated Financial Data....8
Management's Discussion and
  Analysis of Results of Operations
  and Financial Condition...............9
Statement of Management's
  Responsibility for Financial
  Reporting............................16
Report of Independent Accountants......17
Consolidated Financial Statements......18
Notes to the Consolidated
  Financial Statements.................22
Shareholder Information...............IBC
Board of Directors,
  Executive Council and Officers......IBC

REVENUES
(DOLLARS IN THOUSANDS)
 1997           $45,421*
 1998           $46,277*
 1999           $61,111
 2000           $114,426
 2001           $82,239

*Includes license fees of $250 and $150, respectively

NET INCOME
(DOLLARS IN THOUSANDS)
 1997           $6,883
 1998           $6,967
 1999           $10,623
 2000           $27,495
 2001           $13,675

DILUTED EARNINGS
PER SHARE
 1997           $0.58
 1998           $0.58
 1999           $0.89
 2000           $2.06
 2001           $1.02

--------------------------------------------------------------------------------

================================================================================

"WE EVOLVED FROM BEING A NICHE
PLAYER TO A MAJOR SYSTEM PROVIDER
BY ACQUIRING LOOPCARE."

--------------------------------------------------------------------------------

[PHOTO]

DEAR SHAREHOLDER,

2001 was a tough year for everyone in the telecommunications equipment industry. Fortunately, we weathered the storm by continuing to focus on products and services that help our customers reduce costs and effectively deploy new services.

    Rather than contracting into our shell and deviating from our strategy, Tollgrade chose to use this time to build for the consumer broadband future. Specifically, we evolved from a niche player to a major system provider by acquiring the LoopCare(TM) OSS (Operations Support System) product from Lucent Technologies and positioning it with our MCU(R) products, DigiTest(R) system and Professional Services programs to provide a total solution strategy for assuring POTS (Plain Old Telephone Services) and consumer broadband networks. We also remained resolute on focusing on our core competency -- maintaining the quality of consumer communications networks.

RATHER THAN CONTRACTING INTO OUR SHELL AND DEVIATING FROM OUR STRATEGY, TOLLGRADE CHOSE TO USE THIS TIME TO BUILD FOR THE CONSUMER BROADBAND FUTURE.

    To achieve our long-term goals, we've also retrenched our staff and made significant additions to our management team. In addition, we formed new, non-exclusive distribution agreements with Lucent and Acterna to grow our business internationally. Our organization also focused on a core group of product development initiatives tied to specific market segments and major industry trends related to the consumer broadband world.

    In 2001, our revenue was $82.2 million and our earnings per share was $1.02. Gross profit was 56 percent of revenue; operating expenses came in at 32 percent. We invested more in research and development as a result of adding more than 30 developers through the LoopCare acquisition. EBITDA was 27 percent of revenue, income from operations was approximately 24 percent of revenue and net income a healthy 17 percent of revenue.

    Last year we embarked upon a significant testability improvement initiative in the former Ameritech region of SBC. This led to a record year of MCU product sales in the region as well as significant Professional Services work. We also undertook a successful testability program in Verizon.

    In SBC, we shipped our first DigiTest systems to the region as part of a major MLT-1 replacement effort. This included the sale of our ATP (Advanced Test Package) feature for our LoopCare OSS.

    In addition, our balance sheet remains strong. Despite spending more than $62 million for LoopCare, we ended the year with $38.7 million in cash and investments. We have no debt.

    The purchase of LoopCare in 2001 was arguably the most significant event in our company's history. LoopCare controls the testing of approximately 143 million of the 180 million total POTS telephone lines in the United States. Globally, you can add another 8 million lines to the mix. By incorporating LoopCare into our product menu, we now offer a total test and management solution, which can be economically scalable for both the largest RBOCs (Regional Bell Operating Companies) and the smallest CLECs (Competitive Local Exchange Carriers).

--------------------------------------------------------------------------------

================================================================================

--------------------------------------------------------------------------------

    Teaming LoopCare with DigiTest creates a powerful end-to-end network assurance solution for POTS, as well as consumer broadband services, such as DSL (Digital Subscriber Line).

    In addition, we gained a highly experienced team of software developers and engineers and added a seasoned leader in Carol Franklin, our general manager of software products, who brings nearly 30 years of extensive industry experience. We also added several other key executives, including Greg Quiggle, who joined us from Acterna, as executive vice president of marketing; Wylie Etscheid, executive vice president of business development for software products, who brought more than 30 years of progressive RBOC experience; and Richard Skaare, executive vice president of organizational development and communication, who was formerly the head of global communications at AMP Incorporated.

TEAMING LOOPCARE WITH DIGITEST CREATES A POWERFUL END-TO-END NETWORK ASSURANCE SOLUTION FOR POTS, AS WELL AS CONSUMER BROADBAND SERVICES, SUCH AS DSL.

    2001 also marked the promotion of Matt Rosgone to executive vice president, operations and Mark Peterson to president. Matt is the grease that keeps the wheels of our production function turning. Mark continues to do a great job as he focuses his efforts on overseeing all of our sales channels.

    With these things in place, we seek to achieve the following goals in 2002:

    First, we want to maintain our franchise as the testability improvement leader through our Professional Services programs. These efforts, coupled with broadband edge device growth, sustain MCU sales.

    Second, we will focus on implementing our LTS POTS test head replacement program among key RBOC customers as a means of upgrading their networks for consumer broadband services.

    Third, we want to position DigiTest and LoopCare as the system of choice for DSL pre-qualification and wideband testing.

    Fourth, we intend to introduce a solution for DSL testing at remote DLC(Digital Loop Carrier) sites. This product will leverage embedded MCU products with state-of-the-art DigiTest wideband technology.

    Fifth, we want to continue to expand our opportunities in the international marketplace through our relationships with Acterna, Lucent and Nortel.

    Sixth, we will continue to develop embedded test elements for the broadband edge market.

2001 REVENUES
BY PRODUCT
(PERCENTAGE OF 2001 REVENUE)

[PIE CHART]

MCU Products            67.8%
DigiTest                14.5%
LoopCare                 5.4%*
TELACCORD(TM)/DAU        4.9%
LIGHTHOUSE               3.7%
Professional Services    3.5%
Other                    0.2%
* Reflects sales during the 4th quarter 2001 only.


    We've outlined our strategy for accomplishing these goals on the following pages. As a premier provider of leading-edge test and management solutions, we are intent on managing the company for the long-term by providing network assurance products with a vision for the broadband future.

    On behalf of everyone at our company, please accept our thanks for your continued support.

Very truly yours,

/s/ CHRISTIAN L. ALLISON
CHRIS ALLISON
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

--------------------------------------------------------------------------------

DRIVING BROADBAND ASSURANCE
TO THE CONSUMER MARKETPLACE

--------------------------------------------------------------------------------

In 2001, Tollgrade reorganized its internal structure and focused on the consumer broadband marketplace. As part of this initiative, the company added to its leadership team by blending key external additions with an already deep team of existing managers. The result is a diverse executive council (shown in the photographs on the following pages) that is responsible for establishing Tollgrade's strategic focus on consumer broadband assurance.

A FOCUS ON CONSUMER
BROADBAND ASSURANCE

Tollgrade Communications develops network assurance products to better enable telephone and cable operators to efficiently manage their networks in an age of increased competition, continually evolving technology and ongoing pressure to control or reduce costs.

[PHOTO]

    Tollgrade's leading-edge test and management solutions allow customers to:
-   Competitively roll out digital broadband services;
-   Fully leverage investments in existing network equipment; and
- Effectively utilize state-of-the-art technology for installing and remotely administering, testing and repairing traditional network infrastructure.

    While initial heavy demand for broadband services had slowed in recent years, there are signs that interest in these services is once again on the rise. DSL lines in service in North America rose to nearly 5.5 million at the end of 2001. In the United States, about 10 percent of the homes currently get broadband -- up from almost none in 1998. And, according to figures compiled by the Federal Communications Commission, the rate of adoption for broadband services compares favorably with the rollout of other consumer electronic products such as color televisions, cellular phones and compact disc players.

    Thus, as demand for broadband services increases, Tollgrade will provide a means for service providers to utilize traditional consumer network assurance approaches for the successful delivery of consumer broadband services.

LEADING-EDGE
PRODUCTS AND SERVICES

With the recent acquisition of Lucent's LoopCare(TM) Test Operations Support System (OSS), Tollgrade has transformed itself from a hardware-based test and measurement company to a full-system provider of test and management solutions for network assurance.

[PHOTO]

    Focused on telecommunications Local Exchange Carriers (LECs), including the Regional Bell Operating Companies (RBOCs), LoopCare works in concert with DigiTest(R) and MCU(R) measurement hardware to manage the test process for over 75 percent of the copper facilities in North America.

    In addition, Tollgrade's LIGHTHOUSE(R) cable monitoring system combines hardware and software to efficiently monitor the Broadband Hybrid-Fiber/Coax
(HFC) system of major cable operators.

    Both systems are focused on efficiently managing the local access network. Tollgrade's solutions enable service providers to drive new service deployments while limiting operating expenses and capital investments.

    Tollgrade also complements its hardware and software products with Professional Services that help companies implement new technologies, migrate to new test access platforms and maintain current network operations. These services result in rapid deployment of new services, quicker integration with existing infrastructure and optimization of current network elements.

ANTICIPATING NETWORK NEEDS

While the basic premise of all communications networks is essentially the same, most service providers optimize their networks for a specific customer base. For example, the residential telephony marketplace, served by a CONSUMER ACCESS NETWORK, requires support for an extremely high volume of low-speed connections while the business subscriber marketplace, served by a

--------------------------------------------------------------------------------

================================================================================

--------------------------------------------------------------------------------

"THE PURCHASE OF LOOPCARE IN 2001 WAS ARGUABLY THE MOST SIGNIFICANT EVENT IN OUR COMPANY'S HISTORY."
- CHRIS ALLISON, CHAIRMAN AND CEO

"LONG-TERM, THE PRIVATE-LINE AND CONSUMER ACCESS NETWORKS WILL CONVERGE INTO A SINGLE, IP/ATM ARCHITECTURE."
- MARK PETERSON, PRESIDENT

[PHOTO]

(l to r): Chris Allison, Chairman & CEO; Mark Peterson, President; Matt Rosgone, EVP, Operations; Rocky Flaminio, Vice Chairman & CTO; Sam Knoch, CFO.


PRIVATE-LINE ACCESS NETWORK, requires support for a lower volume of very high-speed connections. Furthermore, these same networks are then enhanced for the delivery of voice, data and/or video services.

    Recognizing these marketplace dynamics, the foundation of Tollgrade's 2002 marketing strategy is a detailed market segmentation model focusing on the unique needs of these individual network architectures.

CONSUMER ACCESS NETWORK

This network requires remote test solutions for service providers that deliver voice and data services to the residential and small business mass market.

[CHART]

As the illustration above indicates, the heart of the consumer access architecture is the Public Switched Telephone Network (PSTN). Often handling millions of subscribers on a single voice switch, the Consumer Access Network provides connections that range from basic "life-line" all the way up to complex, multi-line voice services. Low-speed data services have traditionally been offered to these subscribers via the same PSTN. However, the need for higher-speed connections, such as DSL, has driven the deployment of separate, Asynchronous Transfer Mode (ATM)-based overlay networks that are much more efficient for converged voice/data/video traffic.

    The price sensitivity of this market demands a test and management solution that minimizes dispatches. Doing so enables service providers to responsively meet the needs of a demanding consumer while minimizing costly operating expenses.

    With the recent acquisition of LoopCare, Tollgrade has emerged as a leader within the Consumer Access Test and Management marketplace. Currently managing the test process for the majority of Plain Old Telephone Service (POTS) lines in North America, Tollgrade is uniquely positioned to help service providers transition their existing subscriber base to a host of innovative digital voice and data services, such as DSL. By upgrading their existing Loop Test System
(LTS) infrastructure, service providers can further optimize current POTS installation and maintenance processes while supporting new service deployments.

    Providing this upgrade path -- through both product development and industry partnerships -- is the focus of Tollgrade's DIGITAL LTS and PATCH THE POTS HOLES strategies. "Digital LTS" will enable service providers to competitively roll out DSL services by upgrading test and measurement infrastructure. "Patch the POTS Holes" will focus on utilizing Tollgrade technology to optimize remote testability and automated flow-through processes for the installation and maintenance of legacy POTS equipment.

--------------------------------------------------------------------------------

================================================================================

                          DRIVING BROADBAND ASSURANCE
                          TO THE CONSUMER MARKETPLACE


--------------------------------------------------------------------------------

PRIVATE-LINE ACCESS NETWORK

This network requires remote test solutions for service providers that deliver high-speed communications services -- including voice, data, and video -- to medium and large businesses.

[CHART]

Understanding that these business customers often require fixed connections between multiple locations, the private-line architecture has been traditionally based on a non-switched network of Time Division Multiplexers (TDM) and Digital Cross-Connect Systems (DCS). Offering more efficient use of highly valuable bandwidth and simplified provisioning, most Private-Line Networks have evolved in recent years to rely upon an ATM infrastructure -- replacing a fixed TDM path with Permanent Virtual Circuit (PVC).

    In this marketplace, the need for flawless service quality far exceeds any other. In fact, a vast majority of today's businesses simply can't function without vital communications services. As a result, Private-Line test and management solutions must focus on quickly diagnosing complex network problems -- often involving multiple service providers and networks around the world -- regardless of the cost. Unlike the consumer marketplace, a trouble within the Private-Line Network can easily cost the business customer -- and service provider -- thousands of dollars every hour.

    Although Tollgrade is not currently a full system provider for the Private-Line test and management marketplace, it has focused heavily on enabling broadband deployments through key industry relationships. Specifically, Tollgrade develops broadband-focused test solutions that are integrated with industry leading network element and Private-Line test manufacturers. Leveraging its breakthrough copper test platform, the Integrated Measurement Unit (IMU), Tollgrade's IMU ANYWHERE initiative focuses on playing an integral role for test and management solutions developed in conjunction with industry leaders such as Lucent, Nortel, Alcatel, and Acterna. These solutions are aimed at providing the optimal price/performance product for the network edge.

"THE MOST ECONOMICAL WAY TO MANAGE DSL DEPLOYMENT IS NOT AS A SPECIAL SERVICE, BUT RATHER AS A CONSUMER, MASS MARKET SERVICE."
- WYLIE ETSCHEID EVP, NEW BUSINESS DEVELOPMENT

"WITH MORE THAN 20 YEARS OF PROGRESSIVE DEVELOPMENT BEHIND IT, LOOPCARE PROVIDES A COMPLETE LOOP SERVICE ASSURANCE SYSTEM FOR POTS AND BROADBAND SERVICES LIKE DSL."
- CAROL FRANKLIN, GM, SOFTWARE PRODUCTS

[PHOTO]

(l to r): Roger Smith, EVP, Technology; Jim Price, SVP, Systems Engineering; Rich Bair, EVP, Engineering & Testing; Wylie Etscheid, EVP, Business Development; Carol Franklin, GM, Software Products

--------------------------------------------------------------------------------

================================================================================

                          DRIVING BROADBAND ASSURANCE
                          TO THE CONSUMER MARKETPLACE


--------------------------------------------------------------------------------

"WE'RE SEEING A SHIFT IN THE MARKETPLACE FROM BUILDING CAPACITY IN THE NETWORK CORE TO FILLING CAPACITY AT THE NETWORK EDGE."
- GREG QUIGGLE EVP, MARKETING

"INVESTING IN TESTABILITY MAKES SENSE BECAUSE GOOD TESTING REDUCES COMMUNICATIONS COMPANIES' COSTS AND KEEPS CUSTOMERS SATISFIED."
- STEPHANIE WEDGE VP, PROFESSIONAL SERVICES

[PHOTO]

(l to r): Stephanie Wedge, VP, Professional Services; Joe O'Brien, SVP, Human Resources; Rich Skaare, EVP, Organizational Development & Communication; Sara Antol, General Counsel; Greg Quiggle, EVP, Marketing

CABLE BROADBAND NETWORK
This network requires remote test solutions for service providers that deliver video and data services to the residential marketplace.

[CHART]

The Cable Broadband Network is optimized for the delivery of high-quality video broadcasts. Recent transitions to a digital HFC architecture have enabled this same video network to provide extremely cost-effective data services, such as high-speed Internet access.

    Minimizing dispatches is the focus of a Cable Broad- band test solution. Doing so, however, requires the unique ability to isolate troubles without invoking intrusive tests.

    Through disciplined investments in the LIGHTHOUSE product family, Tollgrade has obtained a technology leadership position within the Cable Broadband marketplace. Continued digital network build-outs, combined with new cable monitoring interoperability standards, are creating numerous opportunities to leverage this leadership position. Tollgrade's strategy, known as ELEPHANT GUN, focuses on aiming an intensified sales and marketing campaign at premier cable service providers.

THE IP/ATM INFRASTRUCTURE...
A COMMON NETWORK ELEMENT
Whether a Consumer Access, Private-Line, or Cable Broadband Network, the industry is transitioning to a unified IP/ATM soft network infrastructure. This transition will create a common set of challenges to service providers. Remote verification and trouble isolation in a "virtual" network will continue to require new and innovative test and management processes. The DIGITAL WITHOUT A DISPATCH initiative is focused on providing support for these new IP/ATM processes across Tollgrade's Telecommunications and Cable Broadband solutions.

PROFESSIONAL SERVICES...
BRINGING IT ALL TOGETHER
Service providers face many obstacles in today's turbulent economic times. Network expertise has been challenged as a result of workforce reductions and increased pressure to reduce costs by automating test processes.

    Tollgrade's Professional Services can develop testability programs to meet these challenges by offering a variety of programs that support the planning, implementation, deployment and maintenance phases of a network's lifecycle. These programs have been successful because they are managed by some of the most highly skilled individuals in the industry. These Tollgrade employees have intimate first-hand network organization knowledge gained from years of experience in the RBOC testing environment.

--------------------------------------------------------------------------------

================================================================================

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of the Company as of December 31, 1997, 1998, 1999, 2000, 2001 and for the years then ended is derived from audited consolidated financial statements of the Company.

                                   (In Thousands, Except Per Share Data and Number of Employees)
                                                     Years Ended December 31,
                                        1997        1998       1999        2000        2001
---------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
Revenues:
    Products                         $ 45,421    $ 46,277   $ 60,031    $111,957     $77,612
    Services                               --          --      1,080       2,469       4,627
---------------------------------------------------------------------------------------------------------------
                                       45,421      46,277     61,111     114,426      82,239
Cost of sales:
    Products                           20,104      19,620      24,298     40,680      33,134
    Services                               --          --        716       1,958       2,555
    Amortization                           --          --         --          --         365
---------------------------------------------------------------------------------------------------------------
                                       20,104      19,620     25,014      42,638      36,054
---------------------------------------------------------------------------------------------------------------
Gross profit                           25,317      26,657     36,097      71,788      46,185
---------------------------------------------------------------------------------------------------------------
Operating expenses:
    Selling and marketing               5,446       5,704      7,006      12,289       9,160
    General and administrative          3,768       4,128      4,723       6,216       4,827
    Research and development            5,945       6,880      8,757      12,456      12,428
    Severance and related expense          --          --         --          --         291
---------------------------------------------------------------------------------------------------------------
Total operating expense                15,159      16,712     20,486      30,961      26,706
---------------------------------------------------------------------------------------------------------------
Income from operations                 10,158       9,945     15,611      40,827      19,479
Other income, net                         899       1,062        949       2,525       2,796
---------------------------------------------------------------------------------------------------------------
Income before taxes                    11,057      11,007     16,560      43,352      22,275
Provision for income taxes              4,174       4,040      5,937      15,857       8,600
---------------------------------------------------------------------------------------------------------------
Net income                           $  6,883    $  6,967   $ 10,623    $ 27,495    $ 13,675
---------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE INFORMATION:
Net income per common share: (1)
    Basic                            $   0.61    $   0.60   $   0.92    $   2.18    $   1.05
---------------------------------------------------------------------------------------------------------------
    Diluted                          $   0.58    $   0.58   $   0.89    $   2.06    $   1.02
---------------------------------------------------------------------------------------------------------------
Weighted average shares
    of common stock and equivalents:
    Basic                              11,372      11,683     11,574      12,636      13,038
---------------------------------------------------------------------------------------------------------------
    Diluted                            11,923      11,933     11,959      13,359      13,412
---------------------------------------------------------------------------------------------------------------

                                                        As of December 31,
                                        1997        1998       1999        2000        2001
---------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Working capital                      $ 34,570    $ 40,539   $ 49,958    $111,135    $ 67,628
Total assets                           43,713      49,865     66,202     131,275     146,630
Shareholders' equity                   38,101      45,696     57,504     122,760     140,139

                                         1997        1998       1999        2000        2001
---------------------------------------------------------------------------------------------------------------
OTHER DATA: (2)
Number of employees at year end           205         230        282         411         341
Average revenue per employee         $    222     $   201    $   217    $    278    $    241
---------------------------------------------------------------------------------------------------------------

(1) 1998 includes $.02 per share related to the after-tax effect of net key man life insurance proceeds associated with the death of the Company's former Chairman R. Craig Allison.
(2) Data is unaudited and not derived from Company's audited financial statements.

================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion should be read in conjunction with the "Selected Consolidated Financial Statements" and notes thereto appearing elsewhere in this Annual Report to Shareholders.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

The statements contained in this Annual Report to Shareholders, specifically those contained in the following Management's Discussion and Analysis of Results of Operations and Financial Condition which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent Tollgrade Communications, Inc.'s (the "Company") present expectations or beliefs concerning future events. The Company cautions that such statements must be qualified by important factors that could cause actual earnings and other results to differ materially from those achieved in the past or those expected by the Company. These statements as to management's beliefs, strategies, plans, expectations or opinions in connection with Company performance, are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Such statements must be qualified by important factors that could cause actual earnings and other results to differ materially from those achieved in the past or those expected by the Company. These include:
- General economic conditions and the economic conditions of the telecommunications industry;
- Customers' ability to meet established purchase forecasts and their own growth projections;
- The ability of certain customers to maintain financial strength and access to capital;
- The ability of sales and marketing partners to meet their own performance objectives (and, in certain cases, continue to provide vendor financing to certain local exchange carriers);
-   Customers' seasonal buying patterns and the risk of order cancellations;
- Risk of shortage of key manufacturing components and possibility of limited source of supply;
-   Manufacturing delays and availability of manufacturing capacity;
-   Intense competition in all markets for the Company's products;
- Uncertain pace and scope of technological change along with the need to continually develop new products and gain customer acceptance and approval;
- The Company's dependence on a relatively narrow range of products and a small number of large customers;
-   The Company's dependence on key employees and upon proprietary rights;
-   Difficulties in managing the Company's growth;
-   The Company's dependence upon certain suppliers;
-   Risks of third party claims of infringement;
-   Risk of product defects; and
- Changes in government regulation affecting the business of the Company and its customers.

The Company does not undertake any obligation to publicly update any forward-looking statements.

OVERVIEW

The Company was organized in 1986 and began operations in 1988. The Company designs, engineers, markets and supports test system, test access and status monitoring products for the telecommunications and cable television industries. Effective September 30, 2001, the Company purchased certain assets of the LoopCare(TM) product business from Lucent Technologies, Inc. ("Lucent"). These assets consisted of LoopCare software base code and developed enhancements, as well as the rights to existing maintenance contracts for the LoopCare software. Effective September 30, 2001, revenues from the sales of either software base code or developed enhancements are reported as part of the Company's revenues attributable to test system products to which they synergistically relate, while the revenues from existing and any new maintenance contracts are reflected as part of the Company's Professional Services revenues. Refer to the Liquidity and Capital Resources section on page 14 for further discussion regarding this acquisition.

    The Company has determined that its business has one reportable segment in the test assurance industry. All product sales are considered components of the business of testing infrastructure and networks for the telecommunications and cable television industries. While the Company does internally develop sales results and other financial results associated with the various product categories, this information is not considered sufficient for segment reporting purposes nor does the chief operating decision maker make critical decisions based solely on this information. Its products and services have similar economic characteristics, the same or similar production processes and are sold to similar types or classes of customers in, or entering into, the telecommunications business through similar distribution means. The LoopCare software product line business was acquired by the Company to broaden its DigiTest(R) test platform into a system level offering.

    The Company's telecommunications proprietary test access products enable telephone companies to use their existing line test systems to remotely diagnose problems in Plain Old Telephone Service ("POTS") lines containing both copper and fiber-optics. The Company's MCU(R) product line, which includes POTS line testing as well as alarm-related products, represented approximately 68% of the Company's revenue for the year ended December 31, 2001 and will continue to account for a majority of the Company's revenues for the foreseeable future.

    The Company's DigiTest centralized network test system platform, which includes the LoopCare software base code and developed enhancements, focuses on helping local exchange carriers conduct the full range of fault diagnosis, along with the ability to qualify, deploy and maintain next generation services that include Digital Subscriber Line ("DSL") service and Integrated Services Digital Network ("ISDN") service. The Company's DigiTest system is designed to provide the complete solution for testing POTS and performing local loop prequalification for DSL services. The system currently consists of the comprehensive LoopCare diagnostic software, as well as three integrated pieces of hardware, the Digital Measurement Node ("DMN"), the Digital Measurement Unit ("DMU"), and the Digital Wideband Unit ("DWU").

================================================================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

When used in an integrated fashion, the DigiTest system permits local exchange carriers to perform a complete array of central office testing including POTS, DSL line prequalification, bridged tap detection, data rate prediction, and in-service wideband testing. Sales of the DigiTest product line, including $2.8 million of LoopCare software license right-to-use fees since September 30, 2001, accounted for approximately 18% of the Company's revenue for the year ended December 31, 2001.

    The Company's LIGHTHOUSE(R) cable products consist of a complete cable status monitoring system that provides a broad testing solution for the Broadband Hybrid-Fiber/Coax distribution system. The status monitoring system includes a host for user interface, control and configuration; a headend controller for managing network communications; and transponders that are strategically located within the cable network to gather status reports from power supplies, line amplifiers and fiber-optic nodes. Sales of the LIGHTHOUSE product line accounted for approximately 4% of the Company's revenue for the year ended December 31, 2001.

    In 2001, sales of the Company's Digital Access Unit ("DAU") were approximately 5% of the Company's revenue. This access product was being sold primarily to Sprint in connection with its recently discontinued IONProject.

    Through 2001, the Company continued to build upon and extend its Professional Services offering to customers. The cornerstone of the Company's Professional Services business is the Testability Improvement Initiatives. These services may offer the customer the opportunity to make dramatic improvements in testability levels, while training their own staffs in targeted geographic regions over a defined period of time. In this way, the customers' internal repair technicians can make use of automated systems to diagnose and repair subscriber loop problems, thereby automatically eliminating the need for the involvement of several highly trained people to do so. The service offering was expanded upon the acquisition of software maintenance contracts related to the LoopCare software product line. Including these software maintenance revenues of $1.7 million since September 30, 2001, annual Professional Services revenue accounted for approximately 6.0% of the Company's revenue for the year ended December 31, 2001.

    The Company's telecommunications product and services sales are primarily to the four Regional Bell Operating Companies ("RBOCs"), as well as major independent telephone companies and to certain equipment manufacturers. For the year ended December 31, 2001, approximately 71% of the Company's total revenue was generated from sales to the RBOCs, the three largest of which individually comprised approximately 38%, 14% and 14%, or a combined 66%, of total revenue. In addition, one major independent telephone company contributed approximately 10.4% of the Company's total revenue. The Company markets and sells its products directly, as well as through various Original Equipment Manufacturer ("OEM") and reseller arrangements.

    The Company's operating results have fluctuated and may continue to fluctuate as a result of various factors, including the timing of orders from, shipments to, and acceptance of software by the RBOCs and significant independent telephone companies. This timing is particularly sensitive to various business factors within each of the company's significant customers including their relationships with their various organized labor groups. In addition, the markets for the Company's DigiTest and LIGHTHOUSE products are highly competitive. Due to the rapidly evolving market in which these products compete, additional competitors with significant market presence and financial resources could further intensify the competition for these products.

    The Company believes that recent changes within the telecommunication marketplace, including industry consolidation, as well as the Company's ability to successfully penetrate certain new markets, have resulted in some discounting and more favorable terms granted to certain customers of the Company. In addition, certain customers have consolidated product purchases that have translated into large bulk orders. Although the Company will continue to strive to meet the demands of its customers, which include delivery of quality products at an acceptable price and on acceptable terms, there are no assurances that the Company will be successful in negotiating acceptable terms and conditions in its purchase orders or its customer purchase agreements. Additionally, continuing consolidation efforts among the RBOCs, and their ability to consolidate their inventory and product procurement systems could cause fluctuations or delays in the Company's order patterns. Also, recent efforts in the cable industry to consolidate as well as to standardize transponders among status monitoring systems could cause pricing pressure as well as affect deployment within certain customers of the Company's cable products. These standards were adopted by the standards setting body in the year 2001 and may adversely affect the Company's revenues from such products in the year 2002 and in subsequent periods. In addition, markets for the Company's LIGHTHOUSE products have been, and may continue to be, difficult for the foreseeable future. The Company cannot predict such future events or business conditions and the Company's results could be adversely affected by these industry trends in the primary markets its serves.

    Although international sales to date have not been significant, the Company believes that certain international markets may offer opportunities. The addition of the LoopCare software product line may provide further opportunities to penetrate this market. However, the international telephony markets differ from those found domestically due to the different types and configurations of equipment used by those international communication companies to provide services. In addition, certain competitive elements are found internationally which do not exist in the Company's domestic markets. These factors, when combined, have made entrance into these international markets very difficult. From time to time, the Company has utilized the professional services of various marketing consultants to assist in defining the Company's international market opportunities. With the assistance of these consultants and through direct marketing efforts by the Company, it has been determined that its present MCU technology offers limited opportunities in certain international markets for competitive and other technological reasons. The Company continues to evaluate opportunities for its other products in international markets. However, there can be no assurance that any continued efforts by the Company will be successful or that the Company will achieve significant international sales.

    The Company believes that continued growth will depend, in part, on its ability to design and engineer new products and, therefore, spends a significant amount on research and development. Research and development expenses as a percent of revenues were approximately 15% for the year ended December 31, 2001.

    The Company believes that the economic climate will continue to be one of challenge and uncertainty. In response to such uncertainty, effective April 2001, the Company eliminated approximately 80 positions resulting in $4.3 million of annual savings for which the Company received the pro-rata benefit in 2001. In addition, the Company believes that future growth will be affected as a result of an overall continued economic slowdown whereby customers may become even more conservative in their ordering patterns and quantities, and certain emerging carriers will continue to be hampered by financial instability. Due to this uncertainty, the Company will continue to evaluate its investments

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

in production, marketing and research and development expenses and monitor, control or decrease expense levels, as appropriate.

CRITICAL
ACCOUNTING POLICIES

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. Certain of these accounting principles are more important than others in gaining an understanding of the basis upon which the Company's financial statements have been prepared. The Company considers the following accounting principles to be critical to the preparation of its consolidated financial statements:

    Revenue Recognition -- The Company markets and sells POTS and broadband test system hardware, and, since the September 30, 2001 acquisition of LoopCare, related software. For hardware sales, the Company follows Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). This bulletin requires, among other things, that revenue only be recognized when title has transferred and risk of loss has passed to a customer with the capability to pay, and that there be no significant remaining obligations related to the sale on the part of the Company. For software perpetual license fee and maintenance revenue, the Company follows the AICPA's Statement of Position "Software Revenue Recognition" SOP 97-2 and related modifications. This statement requires that software license fee revenue be recorded only when evidence of a sales arrangement exists, the software has been delivered, and a customer with the capacity to pay has accepted the software leaving no significant obligations on the part of the Company to perform. Software maintenance revenue is recognized on a straight-line basis over the period the respective arrangements are in effect.

    The Company also performs testability consulting work in its Professional Services group on a time and material basis. Revenue for this work is recognized on an accrual basis as the work is performed and costs are incurred.

    Segment Information -- The Company applies Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company markets and sells several products, but each have the same or similar economic characteristics, production processes, are subject to similar regulatory environments, and are sold to the same or similar types or classes of customers through the same distribution process. The chief decision maker allocates resources on the whole, rather than on the parts, of the Company's business. Therefore, the Company has determined that it has one operating segment and reports its business activities as such.

    Acquisition and Related Intangible Assets -- The Company made a significant acquisition of assets and assumed certain liabilities of the LoopCare product line from Lucent effective September 30, 2001. Consideration paid was $62.0 million including deal-related costs. This acquisition was recorded in accordance with the transitional guidance of SFAS No. 141 which required the transaction to be recorded under the purchase method of accounting. This method requires that the purchase price be allocated to identifiable tangible and intangible assets, with any excess allocated to goodwill. As this transaction involved primarily the acquisition of intellectual property and contractual rights, a substantial portion of the purchase price was allocated to intangible assets and goodwill. With regard to the establishment of fair value for the intangible assets under the transitional guidance of SFAS No. 141, and for guidance as to how these intangible assets should be viewed in light of the transitional rules of SFAS No. 142, the Company engaged a valuation consultant who is independent of the management and owners of the Company. This independent valuation consultant assisted the Company in determining that approximately $45.8 million of the $62.0 million purchase price was allocable to specific intangible assets at the date of acquisition. Due to the fact that the LoopCare software has been utilized for over 25 years by the Company's key customers, as well as being deeply integrated into their basic quality control systems, it was determined under the transitional guidance of SFASNo. 142 that $38.5 million of these intangible assets had indefinite lives at the date of acquisition and would not be subject to amortization. The Company will fully adopt the provisions of SFAS Nos. 141 and 142 effective January 1, 2002; non-amortizable intangibles and goodwill will be evaluated under SFAS No. 142 as required in 2002.

    Income Taxes -- The Company follows the provisions of SFAS No. 109, "Accounting for Income Taxes," in reporting the effects of income taxes in its consolidated financial statements. Temporary differences between book and taxable income result in deferred taxes in the Company's consolidated financial statements. The Company believes all of its deferred tax assets are realizable at their present recorded values, and, hence, believes there are no requirements to provide any allowances against such assets.

    Investments -- The Company follows SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," with regard to accounting for its short- and long-term investments. All of these investments are held in at least investment-grade municipal bonds and are accounted for as "held-to-maturity" securities and reflected in the consolidated balance sheet at amortized cost.


YEAR ENDED DECEMBER 31,
2001 COMPARED TO YEAR
ENDED DECEMBER 31, 2000

REVENUES

Revenues for the year ended December 31, 2001 were $82.2 million, and were $32.2 million or 28.1% lower than the revenues of $114.4 million for the year ended December 31, 2000. The decrease in revenues is primarily associated with a decrease in the unit volume sales of traditional MCU products, the Company's DigiTest system, and the Company's LIGHTHOUSE Cable Status Monitoring System, offset slightly by an increase in billings related to the Company's Professional Services business. During 2001, the sales of the Company's MCU product line decreased by approximately $24.6 million, or 30.6%. This decrease in sales of the MCU product line resulted primarily from decreased sales to Qwest as that company's testability initiative matured. In addition, MCU sales decreased to SBC Communications, Inc. (including Ameritech, Pacific Bell and SNET) during 2001 primarily as a result of a slowdown in the rollout of Project Pronto, that company's broadband initiative. Also contributing to the decrease in MCU sales during 2001 were decreased sales of core MCU products to BellSouth and Verizon primarily associated with slowdowns in programs to upgrade select DLC systems within certain regions with MCU technology. The MCU product line accounted for approximately 67.8% of the current year revenues. During 2001, the sales of the Company's DigiTest product line, including $2.8 million of LoopCare software, decreased by approximately $6.4 million, or 30.4%. This decrease in DigiTest sales was primarily the result of decreased direct shipments during 2001 to Sprint USA and SBC Telecom, Inc., which is the Competitive Local Exchange Carrier ("CLEC") subsidiary of SBC. The decline in sales of DigiTest to Sprint occurred in connection with Sprint's decision to discontinue its IONProject, while SBC Telecom, Inc. substantially curtailed its plan for expansion. In addition, reduced sales of DigiTest to Nortel Networks and Lucent for deployment into the domestic CLEC markets, as well as reduced sales to Verizon for the replacement of certain

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Lucent Loop Testing System ("LTS") test head trunks for qualification of copper lines for Digital Subscriber Line ("DSL") service, contributed to the overall decrease in DigiTest sales during the current year. This was offset somewhat by direct sales of DigiTest to SBC Communications, Inc. for MLT-1 replacement, as well as sales to Nortel in anticipation of distribution in the international market. Overall, DigiTest sales accounted for approximately 17.8% of the current year revenues. Revenues from the Company's Professional Services group in 2001 increased by $2.2 million, or 87.4%. This includes $1.7 million of software maintenance fees associated with the LoopCare acquisition. The Company is continuing to expand its service offerings in order to provide its customer base with a full complement of expertise. Professional Services revenue accounted for 5.6% of current year revenues. During 2001, sales of the Company's Digital Access Unit increased by approximately $3.4 million, from $.6 million in the prior year. This product was developed to provide cost-effective test access in applications where it had not been provided for by the equipment manufacturer, and was primarily being sold to Sprint for use in its recently discontinued IONProject. Overall, sales of the Company's DAUwere approximately 4.9% of the Company's revenues. During 2001, sales of the Company's LIGHTHOUSE Cable Status Monitoring System decreased by approximately $6.8 million, or 69.2%. This decrease was primarily a result of decreased product sales to RCN Corporation and AT&T Broadband as a result of their decisions to delay purchases of cable related equipment. Overall, sales of the LIGHTHOUSE Cable Status Monitoring System accounted for approximately 3.7% of the current year revenues.

    Revenues from the LoopCare product line in the three-month period ended December 31, 2001 were $4.5 million, comprised of $2.8 million in license right-to-use fees and $1.7 million of maintenance fees. Gross margins on these revenues are substantially higher than other product lines of the Company, and the resulting impact on earnings was material for this period and the year. Offsetting these revenue increases were declines for the year and the fourth quarter in the Company's traditional MCU-related products as less purchasing incentives were offered by the Company as well as a continued general softening in the Company's test access markets. The Company expects the softness in its core equipment markets to continue for the foreseeable future as its key customers continue to restrict their capital budgets. The Company's strategy will be to supplement declining revenues from traditional MCU and related equipment product lines with LoopCare software license right-to-use fee revenue. As these software license products generally have long development and selling cycles, creating possibly significant revenue variations, there can be no assurance that the Company will be successful in the implementation of this strategy.

    Management continues to believe that there is a possibility that customer requirements for certain important MCU products which are utilized in legacy DLC systems may be satisfied at some point. In order to reduce associated risks, the Company is focusing on the development of new product lines to attempt to meet the other requirements of customers.

GROSS PROFIT

Gross profit for 2001 was $46.2 million compared to $71.8 million for 2000, representing a decrease of $25.6 million, or 35.7%. Gross profit as a percentage of revenues decreased to 56.2% for 2001 compared to 62.7% for 2000. The overall decrease in gross profit resulted primarily from the decreased sales levels, while the decline in gross margin as a percentage of sales was a result of decreased production volumes and associated decreases in cost absorption levels. To maintain the current gross margin levels, the Company will need to maintain pricing and gain further cost reductions. Gross margin levels will also depend on the actual mix of products sold. The LoopCare software product line carries higher gross margins and the Company's cable products carry lower gross margins than those earned historically on the Company's telecommunication products. In addition, if sales of the Company's DigiTest product line increases on an OEM or reseller basis, the overall margins would decline slightly as a result of a greater mix of lower-margin OEM sales versus direct sales.

SELLING AND
MARKETING EXPENSE

Selling and marketing expenses consist primarily of personnel costs as well as commissions and travel expenses of direct sales and marketing personnel, and costs associated with various promotions and related marketing programs. Selling and marketing expense for 2001 was $9.2 million, or 11.1% of revenues, compared to $12.3 million, or 10.7% of revenues for 2000. This decrease of $3.1 million, or 25.5%, is primarily due to a decrease in the number of sales and marketing personnel due to a reduction in personnel in April 2001, a decrease in incentives and commissions associated with the lower sales levels, and cost reductions in the areas of advertising, promotion and related marketing activities.

GENERAL AND
ADMINISTRATIVE EXPENSE

General and administrative expenses consist primarily of personnel costs for finance, administrative and general management personnel as well as accounting and legal expenses. General and administrative expense for 2001 was $4.8 million, or 5.9% of revenues, compared to $6.2 million, or 5.4% of revenues for 2000. This decrease of $1.4 million, or 22.3%, is primarily attributable to a decrease in employee recruiting-related expenditures, decreased incentive compensation, as well as a decrease in certain professional service and consulting fees.

RESEARCH AND
DEVELOPMENT EXPENSE

Research and development expenses consist primarily of personnel costs and costs associated with the development of new products and technologies, including DigiTest and LIGHTHOUSE, and enhancing features of existing products. Research and development expense for 2001 was $12.4 million, or 15.1%, of revenues, compared to $12.5 million, or 10.9%, of revenues for 2000. This decrease of $.1 million was principally due to a reduction of engineering personnel in April 2001, offset by the additional personnel acquired as part of the LoopCare acquisition. The Company expenses all research and development costs as they are incurred.

OTHER INCOME
AND EXPENSE

Other income, which consists primarily of interest income, was $2.8 million for 2001 compared to $2.5 million for 2000. The increase of $.3 million, or 10.7%, is primarily attributable to an increase in funds available for investment between periods.

PROVISIONS
FOR INCOME TAXES

The Company's effective tax rate for 2001 was 38.6% of income before income taxes, compared to the 36.6% rate in 2000. The increase in the effective income tax rate was primarily due to higher relative levels of income taxes associated with expanding business activities.

NET INCOME AND
EARNINGS PER SHARE

For the year ended December 31, 2001, net income was $13.7 million compared to $27.5 million for the year ended December 31, 2000, representing a decrease of $13.8 million, or 50.3%. Diluted earnings per common share of $1.02 for 2001 decreased by 50.5%, or

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

$1.04, from the $2.06 earned in 2000. Diluted weighted average shares of common stock and equivalents outstanding were 13,412,037 in 2001 compared to 13,359,270 in 2000. This increase in the diluted weighted average shares of common stock and equivalents outstanding is primarily the result of the effect on 2001 of exercised stock options. As a percentage of revenues, net income for 2001 decreased to 16.6% from 24.0% in 2000.

YEAR ENDED DECEMBER 31,
2000 COMPARED TO YEAR
ENDED DECEMBER 31, 1999

REVENUES

Revenues for the year ended December 31, 2000 were $114.4 million, and were $53.3 million or 87.2% higher than the revenues of $61.1 million for the year ended December 31, 1999. The increase in revenues was primarily associated with an increase in the unit volume sales of core MCU products, increased sales associated with the Company's next generation DigiTest system, increased sales of the Company's LIGHTHOUSE Cable Status Monitoring System, as well as increased billings related to the Company's Professional Services business. During 2000, the Company increased the sales of its MCU product line by approximately $32.8 million, or 68.9%. This increase in sales of the MCU product line resulted primarily from increased sales to SBC Communications, Inc. (including Ameritech, Pacific Bell, and SNET) associated with Project Pronto, that company's broadband initiative. In addition, MCU sales increased to Verizon (formerly Bell Atlantic) during 2000 primarily as a result of certain ongoing remediation programs launched by the Company to improve Verizon's MLT testability and flow-through capabilities. Also contributing to the increase in MCU sales during 2000 were increased sales of core MCU products to BellSouth primarily associated with a program to upgrade select DLC systems within certain regions from remote terminal test devices to MCU technology. The MCU product line accounted for approximately 70.2% of revenues for the year. During 2000, the sales of the Company's DigiTest product line increased by approximately $14.4 million, or 218.4%. This increase in DigiTest sales was primarily the result of increased direct shipments during 2000 to Sprint USA and SBC Telecom, Inc., which is the Competitive Local Exchange Carrier ("CLEC") subsidiary of SBC. In addition, sales of DigiTest to Nortel Networks and Lucent for deployment into the CLEC markets, as well as sales to Verizon for the replacement of certain Lucent Loop Testing System ("LTS") test head trunks for qualification of copper lines for Digital Subscriber Line ("DSL") service, contributed to the overall increase in DigiTest sales during the current year. Overall, DigiTest sales accounted for approximately 18.4% of the current year revenues. During 2000, the sales of the Company's LIGHTHOUSE Cable Status Monitoring System increased by approximately $5.5 million, or 126.9%. This increase was primarily a result of increased product sales to RCN Corporation, offset slightly by a decrease in sales during the current year to AT&T Broadband as a result of their decision to delay purchases of cable related equipment. Overall, sales of the LIGHTHOUSE Cable Status Monitoring System accounted for approximately 8.6% of the current year revenues.

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

SELLING AND
MARKETING EXPENSE

Selling and marketing expenses consist primarily of personnel costs as well as commissions and travel expenses of direct sales and marketing personnel, and costs associated with various promotions and related marketing programs. Selling and marketing expense for 2000 was $12.3 million, or 10.7% of revenues, compared to $7.0 million, or 11.5% of revenues for 1999. This increase of $5.3 million, or 75.4%, was primarily due to an increase in the number of sales and marketing personnel to support new product introductions and enhance customer support, as well as an increase in commissions associated with the increased sales level and increased expenditures on advertising, promotion and related marketing activities.

GENERAL AND
ADMINISTRATIVE EXPENSE

General and administrative expenses consist primarily of personnel costs for finance, administrative and general management personnel as well as accounting and legal expenses. General and administrative expense for 2000 was $6.2 million, or 5.4% of revenues, compared to $4.7 million, or 7.7% of revenues for 1999. This increase of $1.5 million, or 31.6%, was primarily attributable to an increase in employee recruiting- related expenditures, increased legal expenses as well as an increase in certain professional service and consulting fees.

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

OTHER INCOME AND EXPENSE

Other income, which consists primarily of interest income, was $2.5 million for 2000 compared to $1.0 million for 1999. The increase of $1.5 million, or 166.2%, was primarily attributable to an increase in funds available for investment between periods.

PROVISIONS
FOR INCOME TAXES

The Company's effective tax rate for 2000 was 36.6% of income before income taxes, compared to the 35.9% rate in 1999. The increase in the effective income tax rate was primarily due to higher relative levels of state income taxes associated with expanding business activities.

================================================================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

NET INCOME AND
EARNINGS PER SHARE

For the year ended December 31, 2000, net income was $27.5 million compared to $10.6 million for the year ended December 31, 1999, representing an increase of $16.9 million, or 158.8%. Diluted earnings per common share of $2.06 for 2000 increased by 131.5%, or $1.17, from the $.89 earned in 1999. Diluted weighted average shares of common stock and equivalents outstanding were 13,359,270 in 2000 compared to 11,958,976 in 1999. This increase in the diluted weighted average shares of common stock and equivalents outstanding was primarily the result of the effect of an increase in the average share price of common stock between periods. As a percentage of revenues, net income for 2000 increased to 24.0% from 17.4% in 1999.

LIQUIDITY AND
CAPITAL RESOURCES

On September 30, 2001, the Company completed the acquisition of the software assets of LoopCare from Lucent for approximately $62,000,000 in cash. The transaction was consummated pursuant to an Asset Purchase Agreement, entered into on September 28, 2001. The assets consisted principally of software and related computer equipment. The equipment was used by Lucent in support of the software and the Company presently intends to continue to use the equipment for the same purpose. The Company used available cash and short-term investments to finance the acquisition. LoopCare is the Plain Old Telephone Services ("POTS") test system used by all of the Regional Bell Operating Companies. The test system measures loop parameters, gathers provisioning and operational information from the network elements, and analyzes data. The software products include the Mechanized Loop Testing (MLT) system that currently tests more than 151 million lines in telecommunication networks worldwide. LoopCare, which incorporates the expertise derived from the MLT system, supports xDSL, ISDN, POTS and coin service on local metallic wire and DLC loops. The LoopCare solution, which currently works with the Company's existing DigiTest test system platform, measures the metallic parameters of the loop to detect shorts, grounds, opens, or other metallic faults that could affect DSL service; measures the broadband spectral density of the noise on the loop; identifies the location and length of bridged taps that affect DSL service; predicts the downstream and upstream data rate that the loop can support; and recommends the most effective remedial action to improve the data rate on lines that cannot support the rate requested by the subscriber.

    The revenues from this product line include perpetual initial Right To Use ("RTU") fees, as well as fees associated with annual maintenance contracts. These maintenance fees are based upon various service levels selected by the customer. The Company recognizes revenue from the RTU fees in accordance with the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition," SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," and Emerging Issues Task Force Issue 01-03. When the arrangement with the customer includes future obligations for which fair value does not exist or when customer acceptance is required, revenue is recognized when those obligations have been met or customer acceptance has been received and collection is assured. The customer's network planning and purchase decisions for these software systems normally involve a significant commitment of its resources and a lengthy evaluation and qualification process. Revenue from maintenance support services will be deferred and then recognized on a straight-line basis over the period of the maintenance contract. The Company may experience fluctuations in its RTU fees in future periods. As the Company cannot predict such future events or business conditions the Company's results may be adversely affected by these trends. The LoopCare acquisition has been recorded in accordance with the transitional guidance of Statement of Financial Accounting Standards (SFAS) No. 141 under the purchase method of accounting and, accordingly, the results of operations of LoopCare for the period beginning September 30, 2001 forward, have been included in the consolidated financial statements of the Company. Independent valuation consultants assisted management in its determination of the fair values of certain intangible assets acquired. Intangible assets valued at September 30, 2001 include the LoopCare trade name ($1.3 million), base software ($5.2 million), capitalized software costs on developed software ($7.3 million), and post warranty maintenance service agreements ($32.0 million). Of the intangible assets identified, only capitalized software costs on developed software of $7.3 million have been determined to have a definite life, which has been estimated at five years, and will be amortized over that period. The remaining intangibles, which amount to $38.5 million, have been determined to have indefinite lives due to the degree of integration and resulting dependency on the related software and intellectual property by the Company's key customers who have utilized the software for over 25 years. If circumstances would change such that these intangible assets were, in fact, collectively determined to have a definite life, the accounting rules would require that these assets be amortized over such lives and, although such amortization would represent a non-cash charge, it would be material to the Company's consolidated statements of operations. The Company has followed the transitionary provisions of SFAS No. 142, and will evaluate all intangibles including goodwill periodically, in accordance with that accounting standard.

    The Company had working capital of $67.6 million as of December 31, 2001 compared to working capital of $111.1 million as of December 31, 2000. The decrease of $43.5 million, or 39.2%, can be attributed to operating cash flow (income from operations before depreciation and amortization) offset by the purchase of the LoopCare business product line for $62.0 million, including deal-related expenses, in cash. Significant changes during 2001 in the composite elements of working capital include a substantial decrease in accounts receivable-trade and inventories due to a substantial decline in sales activities due to current overall economic conditions, and corresponding adjustments made by the Company in forecasted production volumes to meet such lowered demands. In addition, as expected in 2001, the Company received $7.7 million of net tax refunds due largely to net operating loss carrybacks resulting from the exercise of certain of the Company's nonstatutory stock options and the associated tax deductions related thereto. As of December 31, 2001, the Company had $38.7 million of cash and cash equivalents, short-term investments and long-term investments, which are unrestricted and available for corporate purposes, including acquisitions and other general working capital requirements. In addition, effective December 20, 2001, the Company executed a five-year $25.0 million Unsecured Revolving Credit Facility (the "Facility") with a bank. In accordance with the terms of the Facility, the proceeds must be used for general corporate purposes, working capital needs, and in connection with certain acquisitions, as defined. The Facility contains certain standard covenants with which the Company must comply, including a minimum fixed charge ratio, a minimum defined level of tangible net worth and a restriction on the amount of capital expenditures that can be made on an annual basis, among others.

================================================================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Commitment fees are payable quarterly at 0.25% of the unused commitment.
As of December 31, 2001, there were no outstanding borrowings under the Facility. No borrowings for working capital are currently anticipated, as the Company believes internally generated funds will be sufficient to sustain working capital requirements for the foreseeable future.

    The Company made capital expenditures of $3.5 million in 2001, primarily related to the acquisition of land adjacent to the Company's current manufacturing facility, as well as production test equipment and fixtures. Capital expenditures were $4.5 million and $2.3 million for 2000 and 1999, respectively, and were primarily related to upgrades to the IT infrastructure, office equipment, test fixtures and development systems, tooling and leasehold improvements. Planned capital expenditures for 2002 are anticipated to total approximately $4.1 million. These planned capital projects include test fixtures and development systems, and computer and office equipment.

    The Board of Directors has authorized the continuation of a share repurchase program it started in 1997. Under the current extension, the Company may repurchase a total of one million shares of its common stock before December 31, 2002. Since the initial repurchase program was instituted in April of 1997, and as of December 31, 2001, the Company has repurchased 382,400 shares of common stock. The repurchased shares are authorized to be utilized under certain employee benefit programs. The number of shares the Company intends to purchase and the time of such purchases will be determined by the Company at its discretion. The Company will use existing cash and short-term investments to finance the purchases.

    The impact of inflation on both the Company's financial position and the results of operations have been minimal and are not expected to adversely affect 2002 results. The Company's financial position enables it to meet cash requirements for operations and capital expansion programs.

COMMITMENTS

The Company has commitments under various non-cancelable leases; these leases relate primarily to real estate in Cheswick, Pennsylvania and Bridgewater, New Jersey which house the Company's operations. Rentals due beyond December 31, 2001 under these agreements amount to $1.1 million in 2002 and approximately $0.5 million annually through 2006. The Company also entered into a line of credit Facility discussed in the "Liquidity and Capital Resources" section of this MDA. Commitment fees associated with this Facility are as outlined in that discussion.

QUANTITATIVE AND
QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

The Company's current investment policy limits its investments in financial instruments to cash and cash equivalents, individual municipal bonds, and corporate and government bonds. The use of financial derivatives and preferred and common stocks is strictly prohibited. The Company believes it minimizes its risk through proper diversification along with the requirements that the securities must be of investment grade with an average rating of "A" or better by Standard &Poor's. The Company holds its investment securities to maturity and believes that earnings and cash flows are not materially affected by changes in interest rates, due to the nature and short-term investment horizon for which these securities are invested.

KEY RATIOS

The Company's days sales outstanding ("DSOs") in accounts receivable trade, based on twelve months rolling revenue, was 43 and 61 days as of December 31, 2001 and December 31, 2000, respectively. The Company's inventory turnover ratio was 1.3 and 1.8 turns for December 31, 2001 and December 31, 2000, respectively. Approximately $2,000,000 in inventory was returned to the Company's component vendors for credit during 2001 associated with a program addressed to decrease on hand inventory levels commensurate with current sales levels.

BACKLOG

As of December 31, 2001, the Company's backlog was $4.9 million compared to the backlog at December 31, 2000 of $8.2 million. The Company's backlog consists of firm customer purchase orders for the Company's various products. The Company believes that customers are returning to a more typical seasonal-based ordering pattern where the first quarter of the year is typically lower than the preceding quarter. The shippable backlog entering the first quarter of 2001 is lower than 2000 levels. Periodic fluctuations in customer orders and backlog result from a variety of factors, including but not limited to the timing of significant orders and shipments. While these fluctuations could impact short-term results, management believes these fluctuations are not necessarily indicative of long-term trends in sales of the Company's products.

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

    In December 1999, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance related to revenue recognition. The Company has adopted this standard in 2000 and doing so did not have a material effect on its business, results of operations and financial condition.

    In July 2001, the FASB issued SFAS No 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 established accounting and reporting standards for business combinations. SFAS No. 142 established accounting and reporting standards for acquired goodwill and other intangible assets, specifically, how they should be treated upon, and subsequent to, their acquisition. Both SFAS No. 141 and SFAS No. 142 are required to be applied in fiscal years beginning after December 15, 2001; however, early adoption is permitted. Both statements contain transitional provisions which require that these statements be applied to all business combinations initiated after June 30, 2001. The Company followed the transitional provisions of SFAS No. 141 and SFAS No. 142 during the fourth quarter of fiscal year 2001 as it related to its recent acquisition of the LoopCare product line. The Company will adopt the full provisions of these statements on January 1, 2002. The Company does not believe the adoption of these standards will have a material effect on its financial statements.

    On August 15, 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." On October 4, 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company will adopt these statements on January 1, 2003 and is presently evaluating the impact they may have on the Company.

================================================================================

TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES

STATEMENT OF MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL REPORTING


The accompanying consolidated financial statements of Tollgrade Communications, Inc. and Subsidiaries have been prepared by management, who are responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and include amounts based on management's best estimates and judgments. Financial information elsewhere in this Annual Report is consistent with that in the financial statements.

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

    The financial statements have been audited by PricewaterhouseCoopers LLP, Independent Accountants. As part of their audit of the Company's 2001 financial statements, PricewaterhouseCoopers LLP considered the Company's system of internal control to the extent they deemed necessary to determine the nature, timing and extent of their audit tests. The Report of Independent Accountants follows.

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

                                          January 21, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Tollgrade Communications, Inc. and
Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Tollgrade Communications, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PRICEWATERHOUSECOOPERS LLP
/s/ PRICEWATERHOUSECOOPERS LLP


Pittsburgh, Pennsylvania
January 21, 2002

Tollgrade Communications, Inc. and Subsidiaries
Consolidated Balance Sheets

ASSETS                                                                           December 31, 2000        DECEMBER 31, 2001
------------------------------------------------------------------------------------------------------------------------------
Current assets:
      Cash and cash equivalents                                                  $       30,423,783      $       32,105,845
      Short-term investments                                                             28,405,655               6,489,323
      Accounts receivable:
           Trade                                                                         18,775,643               9,296,551
           Other                                                                            813,809                 320,501
      Inventories                                                                        30,499,482              22,183,616
      Prepaid expenses and deposits                                                         787,098                 916,723
      Refundable income taxes                                                             8,950,672               1,396,736
      Deferred tax assets                                                                   983,246               1,116,756
------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                    119,639,388              73,826,051
      Long-term investments                                                               2,750,000                 150,000
      Property and equipment, net                                                         6,503,923               8,012,546
      Deferred tax assets                                                                 2,380,828               2,812,987
      Intangibles                                                                                --              38,500,000
      Goodwill                                                                                   --              16,161,763
      Capitalized software costs, net                                                            --               6,935,000
      Other assets                                                                              417                 231,614
------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                     $      131,274,556      $      146,629,961
------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------
Current liabilities:
      Accounts payable                                                           $        1,874,328      $          805,398
      Accrued warranty                                                                    1,045,000               2,068,000
      Accrued expenses                                                                      892,589                 691,697
      Accrued salaries and wages                                                          2,813,433                 329,126
      Accrued royalties payable                                                           1,142,478                 397,451
      Income taxes payable                                                                  636,938               1,433,554
      Deferred income                                                                       100,000                 472,674
------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                 8,504,766               6,197,900
      Deferred tax liabilities                                                                9,950                 293,477
------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                         8,514,716               6,491,377
Commitments and contingent liabilities                                                           --                      --
Shareholders' equity:
      Preferred stock, $1.00 par value; authorized shares,
           10,000,000; issued shares, -0- in 2000 and 2001                                       --                      --
      Common stock, $.20 par value--authorized shares,
           50,000,000; issued shares, 13,329,264 in 2000
           and 13,513,119 in 2001                                                         2,665,853               2,702,624
      Additional paid-in capital                                                         66,343,728              70,010,254
       Treasury stock, at cost, 386,800 shares
           in 2000 and 2001                                                              (3,164,975)             (3,164,975)
      Retained earnings                                                                  56,915,234              70,590,681
------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                              122,759,840             140,138,584
------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                       $      131,274,556      $      146,629,961
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Tollgrade Communications, Inc. and Subsidiaries
Consolidated Statements of Operations

                                                                                    Years Ended December 31,
                                                                          1999                2000                2001
---------------------------------------------------------------------------------------------------------------------------------
Revenues:
      Products                                                       $ 60,031,005        $ 111,957,560        $ 77,611,861
      Services                                                          1,080,098            2,468,537           4,627,210
---------------------------------------------------------------------------------------------------------------------------------
                                                                       61,111,103          114,426,097          82,239,071

Cost of sales:
      Products                                                         24,298,741           40,680,034          33,134,366
      Services                                                            715,677            1,957,945           2,555,039
      Amortization                                                             --                   --             365,000
---------------------------------------------------------------------------------------------------------------------------------
                                                                       25,014,418           42,637,979          36,054,405
---------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                           36,096,685           71,788,118          46,184,666
---------------------------------------------------------------------------------------------------------------------------------
Operating expenses:
      Selling and marketing                                             7,006,118           12,288,646           9,159,227
      General and administrative                                        4,722,970            6,216,427           4,827,120
      Research and development                                          8,756,551           12,456,337          12,427,859
      Severance and related expense                                            --                   --             291,401
---------------------------------------------------------------------------------------------------------------------------------
Total operating expense                                                20,485,639           30,961,410          26,705,607
---------------------------------------------------------------------------------------------------------------------------------
Income from operations                                                 15,611,046           40,826,708          19,479,059
Other (expense) income:
      Interest expense                                                     (1,549)                  --                  --
      Interest and other income                                           950,380            2,525,460           2,796,213
---------------------------------------------------------------------------------------------------------------------------------
Total other income (expense)                                              948,831            2,525,460           2,796,213
---------------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                    16,559,877           43,352,168          22,275,272
Provision for income taxes                                              5,937,000           15,857,000           8,599,825
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                           $ 10,622,877        $  27,495,168        $ 13,675,447
---------------------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE INFORMATION:
---------------------------------------------------------------------------------------------------------------------------------
Weighted average shares of common stock and equivalents:
      Basic                                                            11,573,580           12,636,284          13,037,906
      Diluted                                                          11,958,976           13,359,270          13,412,037
---------------------------------------------------------------------------------------------------------------------------------
Net income per common share:
      Basic                                                          $       0.92        $        2.18        $       1.05
      Diluted                                                        $       0.89        $        2.06        $       1.02
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Tollgrade Communications, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

                                                                                          Additional
                                    Preferred Stock             Common Stock                Paid-in
                                  Shares     Amount        Shares          Amount           Capital
--------------------------------------------------------------------------------------------------------
Balance at
   December 31, 1998                 --      $   --      11,840,928       $2,368,186      $26,319,679


Exercise of common
   stock options                     --          --         261,352           52,270        2,123,652

Tax benefit from exercise
   of stock options                  --          --              --               --          385,237

Purchase of
   treasury stock                    --          --              --               --               --

Net income                           --          --              --               --               --
--------------------------------------------------------------------------------------------------------
Balance at
   December 31, 1999                 --          --      12,102,280        2,420,456       28,828,568


Exercise of common
   stock options                     --          --       1,226,984          245,397       11,580,460

Tax benefit from exercise
   of stock options                  --          --              --               --       25,934,700

Net income                           --          --              --               --               --
--------------------------------------------------------------------------------------------------------
Balance at
   December 31, 2000                 --          --      13,329,264        2,665,853       66,343,728


EXERCISE OF COMMON
   STOCK OPTIONS                     --          --         183,855           36,771        1,626,764

TAX BENEFIT FROM EXERCISE
   OF STOCK OPTIONS                  --          --              --               --        2,039,762

NET INCOME                           --          --              --               --               --
--------------------------------------------------------------------------------------------------------
BALANCE AT
   DECEMBER 31, 2001                 --      $   --      13,513,119       $2,702,624      $70,010,254
--------------------------------------------------------------------------------------------------------

                                      Treasury          Retained
                                        Stock           Earnings           Total
---------------------------------------------------------------------------------------
Balance at
   December 31, 1998                $(1,789,287)      $18,797,189       $45,695,767


Exercise of common
   stock options                             --                --         2,175,922

Tax benefit from exercise
   of stock options                          --                --           385,237

Purchase of
   treasury stock                    (1,375,688)               --        (1,375,688)

Net income                                   --        10,622,877        10,622,877
---------------------------------------------------------------------------------------
Balance at
   December 31, 1999                 (3,164,975)       29,420,066        57,504,115


Exercise of common
   stock options                             --                --        11,825,857

Tax benefit from exercise
   of stock options                          --                --        25,934,700

Net income                                   --        27,495,168        27,495,168
---------------------------------------------------------------------------------------
Balance at
   December 31, 2000                 (3,164,975)       56,915,234       122,759,840


EXERCISE OF COMMON
   STOCK OPTIONS                             --                --         1,663,535

TAX BENEFIT FROM EXERCISE
   OF STOCK OPTIONS                          --                --         2,039,762

NET INCOME                                   --        13,675,447        13,675,447
---------------------------------------------------------------------------------------
BALANCE AT
   DECEMBER 31, 2001                $(3,164,975)      $70,590,681      $140,138,584
---------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Tollgrade Communications, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

                                                                            Years Ended December 31,
                                                                  1999               2000              2001
-----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
      Net income                                              $ 10,622,877      $ 27,495,168      $ 13,675,447
Adjustments to reconcile net income to net
      cash provided by operating activities:
           Depreciation and amortization                         1,252,743         1,910,245         2,692,322
           Tax benefit from exercise of stock options              385,237        15,044,372         2,039,762
           Refundable income taxes paid                                 --                --         7,714,229
           Deferred income taxes                                  (253,512)         (481,541)         (442,435)
           Provision for losses on inventory                       393,000           743,129           299,845
           Provision for allowance for doubtful accounts           100,000            22,189           175,000
Changes in assets and liabilities:
      Decrease (increase) in accounts receivable -- trade       (3,077,184)       (7,932,588)        9,304,092
      Decrease (increase) in accounts receivable -- other          (34,475)         (478,654)        1,390,808
      Decrease (increase) in inventory                          (4,526,976)      (13,906,864)        8,016,021
      (Increase) decrease in prepaid expenses
           and deposits                                           (109,521)         (325,164)            7,875
      (Decrease) increase in accounts payable                      224,690           962,559        (1,068,929)
      Increase (decrease) in accrued expenses
           and deferred income                                   1,160,928          (291,760)          (80,218)
      (Decrease) increase in accrued royalties payable              80,718           348,789          (745,027)
      (Decrease) increase in accrued salaries and wages          1,407,565           603,960        (2,484,307)
      Increase (decrease) in income taxes payable                1,655,130        (1,806,671)          796,616
-----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                        9,281,220        21,907,169        41,291,101
-----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
      Purchase of investments                                  (15,183,124)      (38,637,741)      (29,030,595)
      Redemption/maturity of investments                        14,618,612        23,848,762        53,546,927
      Capital expenditures                                      (2,272,485)       (4,076,074)       (3,528,528)
      Investments in other assets                                       --                --          (231,615)
      Purchase of treasury stock                                (1,375,688)               --                --
      Purchase of LoopCare business from Lucent                         --                --       (62,028,763)
-----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                           (4,212,685)      (18,865,053)      (41,272,574)
-----------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
      Proceeds from the exercise of stock options                2,175,922        11,825,857         1,663,535
-----------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                        2,175,922        11,825,857         1,663,535
-----------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                        7,244,457        14,867,973         1,682,062
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                 8,311,353        15,555,810        30,423,783
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                    $ 15,555,810      $ 30,423,783      $ 32,105,845
-----------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
      Cash paid during the year for interest                  $      1,549      $         --      $         --
      Cash paid during the year for income taxes              $  4,078,830      $  3,145,422      $  6,801,560
-----------------------------------------------------------------------------------------------------------------
Supplemental disclosure of non-cash activity:
      Acquisition related receivable                          $         --      $         --      $    897,000
      Tax benefit from the exercise of stock options          $         --      $ 10,890,328      $         --
-----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

TOLLGRADE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION, BUSINESS AND BASIS OF PRESENTATION

Tollgrade Communications, Inc. (the Company) designs, engineers, markets and supports test system, test access and status monitoring products and test software for the telecommunications and cable television industries. The Company's telecommunications proprietary test access products enable telephone companies to use their existing line test systems to remotely diagnose problems in Plain Old Telephone Service (POTS) lines containing both copper and fiber optics. The Company's test system products, specifically the DigiTest test platform, focus on helping local exchange carriers conduct the full range of fault diagnosis along with the ability to prequalify, deploy and maintain next-generation services including Digital Subscriber Line service. The Company's cable products consist of a complete cable status monitoring system that provides a comprehensive testing solution for the Broadband Hybrid Fiber Coax distribution system. The status monitoring system consists of a host for user interface, control and configuration; a headend controller for managing network communications; and transponders that are strategically located within the cable network to gather status reports from power supplies, line amplifiers and fiber-optic nodes. The Company was organized in 1986 and began operations in 1988. The Company acquired, for cash, the LoopCare product line business, effective September 30, 2001. See Note 2.

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

INVESTMENTS

Short-term investments at December 31, 2001 and December 31, 2000 consisted of individual municipal bonds stated at cost, which approximated market value. These securities have maturities of one year or less at date of purchase and/or contain a callable provision in which the bonds can be called within one year from date of purchase. Long-term investments are comprised of individual municipal bonds with a maturity of more than one year but less than eighteen months and are stated at amortized cost, which approximated market value. The primary investment purpose is to provide a reserve for future business purposes, including acquisitions and capital expenditures. Realized gains and losses are computed using the specific identification method.

        The Company classifies its investment in all debt securities as "held to maturity" as the Company has the positive intent and ability to hold the securities to maturity which is in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

INVENTORIES

Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out method. The Company provides appropriate reserves for any inventory deemed slow moving or obsolete.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated on a straight-line method over the estimated useful lives. Leasehold improvements are amortized over the related lease period or the estimated useful life, whichever is shorter.

        The cost of renewals and betterments that extend the lives or productive capacities of properties is capitalized. Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property and equipment retired or otherwise disposed of and the related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is reflected in current operations. Major maintenance costs are expensed as incurred.

PRODUCT WARRANTY

The Company records estimated warranty costs on the accrual basis of accounting. These reserves are based on applying historical returns to the current level of product shipments and the cost experience associated therewith. In the case of software, the reserves are based on the cost of performing specification updates.

REVENUE RECOGNITION

Revenue from product sales is recognized at the time of shipment when both risk of loss and title has transferred to the customer, which coincides with shipment of related products, and collection is reasonably assured. Software license revenue is recognized in accordance with the AICPA's Statement of Position ("SOP") 97-2, "Software Revenue Recognition," SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions," and Emerging Issues Task Force Issue 01-03. Revenue from software license, which is comprised of fees for perpetual licenses derived from contracts with corporate customers, is recognized when persuasive evidence of an arrangement exists, upon delivery of the product, acceptance by the customer and receipt of a signed notice indicating that no significant Company obligations exist, the fee is fixed or determinable, and collectibility is probable. Revenue from Professional Services (testability consulting) is recognized upon services being rendered. Reimbursement for out-of-pocket costs is recognized as revenue and simultaneously recognized as the cost of product sales. Revenue from Professional Services also includes revenue from maintenance agreements. Maintenance revenue is generally recognized on a straight-line basis over the life of the related agreement, which is typically one year. Customer advances and amounts due from customers in excess of revenue recognized are recorded as deferred income. Revenue for license and royalty fees is recognized when earned.

        In December 1999, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance related to revenue recognition. The Company has adopted this standard in 2000 and the impact did not have a material effect on its business, results of operations and financial condition.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets and intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to operations as incurred.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Any costs incurred to establish the technological feasibility of software to be sold or otherwise marketed are expensed as research and development costs. Costs incurred subsequent to the establishment of technological feasibility, and prior to the general availability of the product to the public are capitalized and subsequently amortized under the straight-line method. The Company defines technological feasibility as coding and testing in accordance with detailed program designs.

INCOME TAXES

The Company follows the provisions of SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, deferred tax liabilities and assets are determined based on the "temporary differences'' between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

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

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes standards for reporting information about various derivative financial instruments and accounting for their change in fair value. The Company does not hold or issue derivative instruments for hedging purposes and therefore this standard in 2001 did not have a material effect on the consolidated financial position or results of operations of the Company.


2.  ACQUISITION

On September 30, 2001, the Company acquired certain assets and assumed certain liabilities of the LoopCare(TM) Product line from Lucent Technologies, Inc. ("Lucent") for approximately $62,029,000 in cash which includes approximately $2,200,000 of acquisition-related costs. The LoopCare software product integrates with and enhances the value of the Company's core products, resulting in a significant competitive advantage in the marketplace. The assets consisted principally of rights to existing contracts, software and related computer equipment, while the liabilities were principally related to software warranties currently under contract and deferred income which results from customer contractual billings and advances in excess of revenue recognized in income. The finalization of the purchase price with the seller has not been completed and is subject to negotiation between the parties. The Company does not believe that the final adjusted price will vary materially from recorded amounts. The Company used available cash and short-term investments to finance the acquisition. LoopCare is the Plain Old Telephone Services ("POTS") test system used universally by the Regional Bell Operating Companies. The LoopCare acquisition has been recorded under the purchase method of accounting and, accordingly, the results of operations of the LoopCare business since October 1, 2001 have been included in the consolidated financial statements.

        The following summarizes the estimated fair values at the date of acquisition:

  Current assets                                                                                  $      855,000
  Property and equipment, net                                                                            307,000
    Intangible assets:
          LoopCare trade name                                                  $   1,300,000
          Base software                                                            5,200,000
          Developed product software                                               7,300,000
          Post warranty maintenance service agreements                            32,000,000          45,800,000
                                                                                  ----------
    Goodwill                                                                                          16,161,763
    --------------------------------------------------------------------------------------------------------------
    Total assets acquired                                                                         $   63,123,763
    --------------------------------------------------------------------------------------------------------------
    Deferred income                                                                                   (1,076,000)
    Warranty reserve                                                                                     (19,000)
    --------------------------------------------------------------------------------------------------------------
    Total liabilities assumed                                                                         (1,095,000)
    --------------------------------------------------------------------------------------------------------------
    NET ASSETS ACQUIRED                                                                           $   62,028,763
    --------------------------------------------------------------------------------------------------------------

        An independent valuation consultant assisted management in its determination of fair value assigned to certain intangible assets other than goodwill. Discounted future cash flow models were utilized where appropriate.

        The base software has a historically long life cycle and the Company intends to maintain the software and to continue to develop new LoopCare features. Consequently, it was assumed that the base software and the LoopCare trade name have an indefinitely long life. This software has been in use and embedded within the Company's key customers' operating systems for over 25 years. Similarly, the maintenance service agreements are expected to generate revenues into perpetuity and are assumed to have an indefinite life. The developed product software is estimated to have a useful life of approximately five years and the Company believes it can continue to market the product over that period. Rapid development of improved replacement products is not expected due to the relatively small customer base and the cost to develop new software. The Company has utilized the transitional guidance of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" which were issued in July 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that goodwill, as well as any intangible assets believed to have an indefinite useful life, shall not be amortized for financial reporting purposes.

        Based on the aforementioned and the Company's belief that there are no legal, regulatory, contractual, competitive or economic limitations on the useful lives of the LoopCare trade name, the base software and the maintenance service agreements, these assets are deemed to have an indefinite useful life and, along with goodwill, are not being amortized. In addition, based on the foregoing analysis, the developed product software is being amortized over five years. For tax purposes, the Company is amortizing all intangible assets over 15 years.

        SFAS No. 142 also provides that entities evaluate the remaining useful lives of intangible assets determined to have indefinite useful lives periodically to determine whether events and circumstances continue to support an indefinite useful life and that such assets be tested at least annually for impairment of value. Any determined impairment in value from the carrying amounts shall result in an impairment loss to the extent of that excess. The effective date and transition rules of SFAS No. 142 require that the Company develop a methodology to measure impairment of the intangible assets by June 30, 2002 and to begin to measure for impairment of value by December 31, 2002.

        The following condensed proforma results of operations reflect the proforma combination of the Company and the acquired LoopCare business as if the combination occurred on January 1, 2000:


                                                     (In Thousands, Except Per Share Data)
                                                                   Proforma
                                               December 31, 2000                December 31, 2001
----------------------------------------------------------------------------------------------------
Revenues                                        $       127,916                 $        95,629
----------------------------------------------------------------------------------------------------
Income from operations                          $        45,465                 $        23,728
----------------------------------------------------------------------------------------------------
Net income                                      $        26,774                 $        15,610
----------------------------------------------------------------------------------------------------
Net income per common share:
      Basic                                     $          2.12                 $          1.20
----------------------------------------------------------------------------------------------------
      Diluted                                   $          2.00                 $          1.16
----------------------------------------------------------------------------------------------------

The results of operations for the LoopCare product line business included above include the twelve-month periods ending September 30, 2000 and 2001. Other proforma adjustments include an estimated allocation of selling, general and administrative expenses to the LoopCare operations based upon budgeted costs for 2002 and proforma amortization of the developed product software over five years. Proforma adjustments were also made to take into account the cost of money in connection with the acquisition costs. This was projected by reducing interest income at historical earning rates for working capital deemed to have been available to apply to the acquisition costs and projecting interest expense on borrowed funds for residual acquisition costs at the historical prime rates of interest plus 1.5%. Adjustments were also made to reflect the tax consequences of the foregoing proforma adjustments.

3.  INVENTORIES
Inventories consisted of the following:

                                                         December 31, 2000       DECEMBER 31, 2001
-----------------------------------------------------------------------------------------------------
Raw materials                                               $ 14,885,196            $ 11,697,886
Work in process                                               12,981,052               6,443,549
Finished goods                                                 3,718,234               5,153,181
-----------------------------------------------------------------------------------------------------
                                                            $ 31,584,482            $ 23,294,616
-----------------------------------------------------------------------------------------------------
Reserves for slow moving and obsolete inventory               (1,085,000)             (1,111,000)
-----------------------------------------------------------------------------------------------------
                                                            $ 30,499,482            $ 22,183,616
-----------------------------------------------------------------------------------------------------

4.  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                       Years             December 31, 2000              DECEMBER 31, 2001
---------------------------------------------------------------------------------------------------------------------------
Test equipment and tooling                              3-5                $        5,900,085          $        6,617,117
Office equipment and fixtures                           5-7                         4,735,551                   5,853,773
Leasehold improvements                                  1-6                         2,059,764                   2,036,329
---------------------------------------------------------------------------------------------------------------------------
                                                                                   12,695,400                  14,507,219
Less accumulated depreciation and amortization                                      6,191,477                   8,117,330
---------------------------------------------------------------------------------------------------------------------------
Subtotal                                                                   $        6,503,923          $        6,389,889
---------------------------------------------------------------------------------------------------------------------------
Land                                                                       $               --          $        1,622,657
---------------------------------------------------------------------------------------------------------------------------
                                                                           $        6,503,923          $        8,012,546
---------------------------------------------------------------------------------------------------------------------------

5.  SHAREHOLDERS' EQUITY

COMMON STOCK

The Company has 50,000,000 authorized shares which have a par value of $.20 per share. As of December 31, 2000 and 2001, there were 13,329,264 and 13,513,119 issued shares, respectively.

STOCK REPURCHASE PROGRAM

On April 19, 2001, the Company announced its Board of Directors authorized the continuation of a share repurchase program that was originally initiated on April 22, 1997. Prior to this extension, the Company had repurchased 382,400 shares of common stock. The Company was authorized to repurchase a total of one million shares of its common stock before December 31, 2001. Through December 31, 2001, no additional shares were repurchased under this extended program.

        On January 24, 2002, the Board of Directors authorized the continuation of the share repurchase program under which the Company may repurchase a total of one million shares of its common stock before December 31, 2002.

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

        On February 19, 1999, the Board of Directors approved a proposal to increase the number of shares under the 1995 Long-Term Incentive Compensation Plan ("the 1995 Plan") by 230,000 shares, with a corresponding cancellation of a simlar number of shares under the 1998 Employee Incentive Compensation Plan ("the 1998 Plan"). The shareholders approved this action on May 6, 1999. On December 14, 2000, the Board of Directors of the Company approved a proposal to increase the number of shares available under the 1998 Plan by 200,000 shares, from 740,000 to 940,000 shares. On May 23, 2001, the shareholders approved an amendment to the Company's 1995 Plan, as adopted by the Board of Directors on January 25, 2001, to increase the number of shares available under the Plan by 275,000 shares, from 2,210,000 to 2,485,000. The aggregate number of shares of the Company's Common Stock which may be issued under the 1995 Plan and the 1998 Plan is 2,485,000 and 940,000 shares, respectively, subject to proportionate adjustment in the event of stock splits and similar events. On January 24, 2002, the Board of Directors approved a proposal to increase the number of shares available under the 1998 Plan by 50,000 shares, from 940,000 to 990,000 shares. That same date, the Board also approved a proposal to increase the number of shares available under the 1995 Plan by 200,000. Such increase is subject to shareholder approval at the Company's annual meeting, to be held May 7, 2002. The maximum number of shares which may be awarded under the 1995 Plan to any one Named Executive Officer during any calendar year of the life of the plan is 200,000 shares. All full-time active employees of the Company, excluding officers and directors, are eligible to participate in the 1998 Plan. The Company has 1,836,384 total shares reserved under the option plans. The shares authorized but not granted under these plans at December 31, 2000 and 2001 were as follows:

                                                                  Shares Authorized But Not Granted
                                                   December 31, 2000                            DECEMBER 31, 2001
-------------------------------------------------------------------------------------------------------------------
1995 Long-Term Incentive Compensation Plan                193,373                                      161,182
1998 Employee Incentive Compensation Plan                 188,626                                        1,572
-------------------------------------------------------------------------------------------------------------------
Total                                                     381,999                                      162,754
-------------------------------------------------------------------------------------------------------------------

        The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost for these stock options based on the fair value at the grant dates for awards granted under those plans in 1999, 2000 and 2001 consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below:

                                                                         Years Ended December 31,
                                                         1999                     2000                   2001
--------------------------------------------------------------------------------------------------------------------
Net income                        As reported      $     10,622,877         $     27,495,168      $     13,675,447
                                  Pro forma        $      8,889,233         $     19,734,070      $      6,732,052
--------------------------------------------------------------------------------------------------------------------
Diluted earnings per share        As reported      $            .89         $           2.06      $           1.02
                                  Pro forma        $            .74         $           1.48      $            .50
--------------------------------------------------------------------------------------------------------------------

        The fair value of the stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 1999, 2000 and 2001: expected volatility of 51.9% in 1999, 77.0% in 2000 and 87.7% in 2001; a risk-free interest rate of 4.97% in 1999, 5.83% in 2000 and 3.65% in 2001; and an expected holding period of 4 years. Using the Black-Scholes option-pricing model, the weighted average fair value of stock options granted during 1999, 2000 and 2001, is $4.76, $58.36 and $17.84 per share, respectively.

        Transactions involving stock options under the Company's various stock option plans and otherwise are summarized below:

                                                                                                                 Weighted Average
                                             Number of Shares            Range of Option Price                    Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1998                   2,122,439             $  6.00000 - $ 13.56250                    $     9.08
Granted                                            432,000                7.50000 -   17.25000                         10.41
Exercised                                         (256,220)               6.00000 -   12.87500                          8.30
Cancelled                                         (103,196)               6.00000 -   13.56250                         10.18
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1999                   2,195,023                6.00000 -   17.25000                          9.38
Granted                                            416,625               51.62500 -  159.18750                         95.84
Exercised                                       (1,223,793)               6.00000 -   51.62500                          9.59
Cancelled                                          (24,615)               6.00000 -  159.18750                         28.96
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 2000                   1,363,240                6.00000 -  159.18750                         35.25
Granted                                            560,650               20.53000 -   38.00000                         27.60
Exercised                                         (183,855)               6.00000 -   21.70000                          9.05
Cancelled                                          (66,405)               6.00000 -  159.18750                         61.00
-----------------------------------------------------------------------------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 2001                   1,673,630             $  6.00000 - $159.18750                    $    34.55
-----------------------------------------------------------------------------------------------------------------------------------

                                                                            Weighted Average
Options exercisable at:                        Number of Shares              Exercise Price
-----------------------------------------------------------------------------------------------
December 31, 1999                                 1,660,425                     $    9.49
December 31, 2000                                   997,680                         21.92
DECEMBER 31, 2001                                 1,219,648                     $   30.41
-----------------------------------------------------------------------------------------------

        The following table summarizes the status of the stock options, outstanding and exercisable, at December 31, 2001:

                                                Stock Options Outstanding                    Stock Options Exercisable
-----------------------------------------------------------------------------------------------------------------------
                                      Number         Weighted Average        Weighted                      Weighted
          Range of Exercise         Outstanding          Remaining            Average                       Average
               Prices             as of 12/31/01     Contractual Life     Exercise Price      Shares    Exercise Price
-----------------------------------------------------------------------------------------------------------------------
  $    6.00000 - $    7.28130          250,433            5.78             $    6.78          250,433    $    6.78
-----------------------------------------------------------------------------------------------------------------------
  $    7.50000 - $    9.26570          215,788            6.69                  8.22          215,788         8.22
-----------------------------------------------------------------------------------------------------------------------
  $    9.81250 - $   12.87500          238,366            5.67                 11.30          238,366        11.30
-----------------------------------------------------------------------------------------------------------------------
  $   13.56250 - $   21.92500          201,333            8.98                 19.60          106,671        18.22
-----------------------------------------------------------------------------------------------------------------------
  $   28.39500 - $   28.39500          216,508            9.78                 28.40           80,353        28.40
-----------------------------------------------------------------------------------------------------------------------
  $   28.70000 - $   38.00000          177,150            9.71                 32.45           69,073        32.51
-----------------------------------------------------------------------------------------------------------------------
  $   55.89850 - $   71.87500          145,918            8.95                 56.12          106,240        56.10
-----------------------------------------------------------------------------------------------------------------------
  $  103.59375 - $  103.59375           21,500            8.80                103.59           14,338       103.59
-----------------------------------------------------------------------------------------------------------------------
  $  117.34400 - $  117.34400          179,167            8.62                117.34          120,015       117.34
-----------------------------------------------------------------------------------------------------------------------
  $  159.18750 - $  159.18750           27,467            8.53                159.19           18,371       159.19
-----------------------------------------------------------------------------------------------------------------------
                 TOTAL               1,673,630            7.87              $  34.55        1,219,648     $  30.41
-----------------------------------------------------------------------------------------------------------------------

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


6.  LICENSE AND ROYALTY FEES

The Company has entered into several technology license agreements with certain major Digital Loop Carrier (DLC) vendors and major Operation Support System
(OSS) equipment manufacturers under which the Company has been granted access to the licensor's patent technology and the right to manufacture and sell the patent technology in the Company's product line. The Company is obligated to pay royalty fees, as defined, through the terms of these license agreements. Under these agreements, license and royalty fees are due only upon purchase of the technology or shipment of units; there are no contingent payment provisions in any of these arrangements. Royalty fees of $2,011,930, $2,910,803 and $1,832,981 were incurred in 1999, 2000 and 2001, respectively, and are included in cost of product sales in the accompanying consolidated statements of operations.


7.  INCOME TAXES

The provision for income taxes consisted of the following:

                                           Years Ended December 31,
                                1999                 2000                     2001
--------------------------------------------------------------------------------------
Current:
      Federal              $  5,478,412        $  14,212,441          $   8,192,841
--------------------------------------------------------------------------------------
      State                     712,100            2,126,100                849,419
--------------------------------------------------------------------------------------
                              6,190,512           16,338,541              9,042,260
--------------------------------------------------------------------------------------
Deferred:
      Federal                  (221,011)            (434,521)              (355,700)
      State                     (32,501)             (47,020)               (86,735)
--------------------------------------------------------------------------------------
                               (253,512)            (481,541)              (442,435)
--------------------------------------------------------------------------------------
                           $  5,937,000        $  15,857,000          $   8,599,825
--------------------------------------------------------------------------------------

        Reconciliations of the federal statutory rate to the effective tax rates are as follows:

                                                                    Years Ended December 31,
                                                1999                          2000                          2001
--------------------------------------------------------------------------------------------------------------------
Federal statutory tax rate                       34%                           35%                           35%
      State income taxes                          3                             5                             3
      Foreign sales corporation tax benefit      (1)                           --                            --
      Other                                      --                            (3)                            1
--------------------------------------------------------------------------------------------------------------------
      Effective tax rate                         36%                           37%                           39%
--------------------------------------------------------------------------------------------------------------------

        The components of and changes in the deferred tax assets and liabilities recorded in the accompanying balance sheets at December 31, 2000 and 2001 were as follows:

                                                                    Deferred
                                                   December 31,      Expense                       December 31,
                                                      1999          (Credit)          Other            2000
-----------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Excess of tax basis over book basis for:
   Property and equipment                       $     121,808    $     (63,082)    $       --     $    184,890
   Inventory                                          247,182          (74,621)            --          321,803

Reserves recorded for:
   Warranty                                           234,000         (173,550)            --          407,550
   Inventory                                          257,400         (165,750)            --          423,150
   Allowance for
        doubtful accounts                              70,670           (7,330)            --           78,000
Net operating loss carryforward                                                     1,939,656        1,939,656
Other                                                  11,817            2,792             --            9,025
-----------------------------------------------------------------------------------------------------------------
Total deferred tax assets                       $     942,877                                     $  3,364,074
-----------------------------------------------------------------------------------------------------------------

                                                      Deferred
                                                       Expense                       December 31,
                                                      (Credit)          Other            2001
--------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Excess of tax basis over book basis for:
   Property and equipment                           $ (160,287)       $     --     $   345,177
   Inventory                                           (56,162)             --         377,965

Reserves recorded for:
   Warranty                                           (398,970)             --         806,520
   Inventory                                           (10,140)             --         433,290
   Allowance for
        doubtful accounts                              (68,250)             --         146,250
Net operating loss carryforward                             --         160,293       1,779,363
Other                                                  (32,153)             --          41,178
--------------------------------------------------------------------------------------------------
Total deferred tax assets                                                          $ 3,929,743
--------------------------------------------------------------------------------------------------

DEFERRED TAX LIABILITIES:
Excess of book basis over tax basis for:
   Goodwill & Intangibles
   Property and equipment
   Other                                           (9,950)                                           (9,950)
-------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities              $      (9,950)                                   $       (9,950)
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Net deferred taxes                          $     932,927   $     (481,541)   $  1,939,656   $    3,354,124
Reconciliation to the balance sheet:
   Current portion
        of deferred tax assets                    575,251                                           983,246
   Long-term portion
        of deferred tax liabilities                (9,950)                                           (9,950)
-------------------------------------------------------------------------------------------------------------
Long-term deferred
        tax asset                           $     367,626                                    $    2,380,828
-------------------------------------------------------------------------------------------------------------

DEFERRED TAX LIABILITIES:
Excess of book basis over tax basis for:
   Goodwill & Intangibles                          258,403                         (258,403)
   Property and equipment                           25,124                          (25,124)
   Other                                                                             (9,950)
-----------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                $    (293,477)
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
Net deferred taxes                           $    (442,435)  $      160,293   $   3,636,266
Reconciliation to the balance sheet:
   Current portion
        of deferred tax assets                                                    1,116,756
   Long-term portion
        of deferred tax liabilities                                                (293,477)
-----------------------------------------------------------------------------------------------
Long-term deferred
        tax asset                                                             $   2,812,987
-----------------------------------------------------------------------------------------------


The deferred tax asset from net operating loss carryforwards is applicable to Pennsylvania which allows a ten-year carryforward with a $2,000,000 cap on deductions each year. Unused carryforward losses will expire in 2010.

8. LINE OF CREDIT

Effective December 20, 2001, the Company executed a five-year $25,000,000 Unsecured Revolving Credit Facility (the "Facility") with a bank. In accordance with the terms of the Facility, the proceeds must be used for general corporate purposes, working capital needs, and in connection with certain acquisitions, as defined. The Facility contains certain standard covenants with which the Company must comply, including a minimum fixed charge ratio, a minimum defined level of tangible net worth and a restriction on the amount of capital expenditures that can be made on an annual basis, among others. Interest is payable on any amounts utilized under the Facility at prime, or the prevailing Euro rate plus 1.0% to 1.5% depending on the fixed charge coverage ratio, at the option of the Company. Commitment fees are paid quarterly at the rate of 0.25% per annum on the average unused commitment. At December 31, 2001, there were no amounts outstanding under the Facility.

9. LEASE COMMITMENTS

The Company leases office space and equipment under agreements which are accounted for as operating leases. The office lease for the Cheswick facility expires December 31, 2002 and may be extended for an additional 3 years. The equipment leases expire in August 2005 for the Cheswick facility and January 2007 for the Bridgewater facility. The Company is also involved in various month-to-month leases for research and development equipment. In addition, the office lease includes provisions for possible adjustments in annual future rental commitments relating to excess taxes and excess maintenance costs that may occur.

         Minimum annual future rental commitments under noncancelable leases as of December 31 are:
         2002........................................................  $1,137,146
         2003........................................................     533,302
         2004........................................................     533,302
         2005........................................................     507,879
         2006........................................................     457,032

        The rent expense for all lease commitments was $599,615, $731,320 and $890,943 in 1999, 2000 and 2001, respectively.

In October of 2001, the Company entered into a lease agreement for a facility in Bridgewater, New Jersey. The lease commenced on January 21, 2002 and will expire on January 21, 2007.


10.  MAJOR CUSTOMERS, REVENUE CONCENTRATION AND DEPENDENCE ON CERTAIN SUPPLIERS

The Company designs, engineers, markets and supports test system, test access and status monitoring products for the telecommunications and cable television industries. Sales are concentrated primarily with the four Regional Bell Operating Companies (RBOCs) as well as major independent telephone companies and to certain digital loop carrier equipment manufacturers. Sales are primarily from the Company's metallic channel unit (MCU) product line. The MCU product line accounted for approximately 68% of the Company's net product sales for 2001. The Company expects that revenues from MCU products will continue to account for a majority of the Company's revenues for the foreseeable future. The DigiTest product line accounted for approximately 18% of the Company's net product sales for 2001.

        Sales to the RBOCs accounted for approximately 61%, 64% and 71% of the Company's net product sales for fiscal years 1999, 2000 and 2001, respectively. During fiscal years 1999 and 2000, sales to four RBOCs individually exceeded 10% of consolidated revenues and on a combined basis, comprised 61% (individually, 18%, 17%, 16% and 10%) and 64% (individually, 29%, 14%, 11% and 10%), respectively, of the Company's net product sales. During 2001, sales to three RBOCs individually exceeded 10% of consolidated revenues and, on a combined basis, comprised 66% (individually, 38%, 14% and 14%) of the Company's net product sales. Sales to an Original Equipment Manufacturer accounted for approximately 11%, 4% and 5% of the Company's net product sales for fiscal years 1999, 2000 and 2001, respectively. In addition, sales to a large independent carrier accounted for approximately 10%, 12% and 11% of the Company's net product sales for fiscal years 1999, 2000 and 2001, respectively. Due to the Company's present dependency on the RBOCs, the loss of one or more of the RBOCs as a customer, or the reduction of orders for the Company's products by the RBOCs, could materially and adversely affect the Company.

        The Company utilizes two key independent subcontractors to perform a majority of the circuit board assembly and in-circuit testing work on its products. The Company also utilizes other subassembly contractors on a more limited basis. The loss of the subcontractors could cause delays in the Company's ability to meet production obligations and could have a material adverse effect on the Company's results of operations. In addition, shortages of raw material to, or production capacity constraints at, the Company's subcontractors could negatively affect the Company's ability to meet its production obligations and result in increased prices for affected parts. Any such reduction may result in delays in shipments of the Company's products or increases in the price of components, either of which could have a material adverse impact on the Company.


11.  EMPLOYEE BENEFIT PLANS

The Company has a 401(k) benefit plan. Eligible employees, as defined in the plan, may contribute up to 20% of eligible compensation, not to exceed the statutory limit. The Company does not make matching contributions to the plan.


12.  DEFERRED AND REFUNDABLE TAX ASSETS

The Company's current refundable tax assets as of December 31, 2000 and 2001 include tax benefits of $8,950,672 and $1,396,736, respectively, resulting from the exercising of certain nonqualified stock options by various directors, officers and other employees under the Company's various stock option programs during 2000 and 2001. The Company is entitled to a tax deduction equal to the difference between the fair market value of the shares received by the option holders upon exercise and the exercise price of the nonqualified stock options. The Company received $8,417,270 in 2001 in federal and state refunds in taxes paid in prior years. It is anticipated that the current deferred and refundable tax assets as of December 31, 2001 will be substantially utilized in 2002 either through refunds of prior year taxes paid or the elimination of income taxes due.

13.  SEVERANCE AND RELATED EXPENSE

On April 19, 2001, the Company announced a restructuring program to implement certain cost reduction initiatives that included the elimination of approximately 80 positions within the general and administrative, research and development and support areas. The restructuring program resulted in a pre-tax charge for severance, outplacement and other related costs of $291,000 in 2001.

14.  RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 established accounting and reporting standards for business combinations. SFAS No. 142 established accounting and reporting standards for acquired goodwill and other intangible assets, specifically, how they should be treated upon, and subsequent to, their acquisition. Both SFAS No. 141 and SFAS No. 142 are required to be applied in fiscal years beginning after December 15, 2001; however, early adoption is permitted. SFAS No. 142 statements contain provisions which require that these statements be applied to all business combinations initiated after June 30, 2001. The Company utilized the transitional guidance of SFAS No. 141 and SFAS No. 142 in connection with the LoopCare acquisition on September 30, 2001. The Company will adopt the full provisions of these statements on January 1, 2002. The Company does not believe the adoption of these standards will have a material effect on its financial statements.

        On August 15, 2001, the FASB issued SFASNo. 143, "Accounting for Asset Retirement Obligation." On October 4, 2001, FASB issued SFASNo. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company will adopt these statements on January 1, 2003 and is presently evaluating the impact they may have on the Company.

15.  SHORT- AND LONG-TERM INVESTMENTS

The estimated fair values of the Company's financial instruments are as follows:

                                                        December 31, 2000                            DECEMBER 31, 2001
                                           ----------------------------------------------------------------------------------------
                                                 Carrying                Fair                CARRYING                 FAIR
                                                  Amount                 Value                AMOUNT                  VALUE
-----------------------------------------------------------------------------------------------------------------------------------
Financial assets:
Cash and cash equivalents                  $      30,423,783      $     30,423,783      $      32,105,845      $     32,105,845
Short-term and long-term investments              31,155,655            31,104,323              6,639,323             6,658,247
-----------------------------------------------------------------------------------------------------------------------------------
                                           $      61,579,438      $     61,528,106      $      38,745,168      $     38,764,092
-----------------------------------------------------------------------------------------------------------------------------------

16. PER SHARE INFORMATION

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

                                                                                  Years Ended December 31,
                                                              1999                       2000                       2001
---------------------------------------------------------------------------------------------------------------------------------
Net Income                                           $       10,622,877         $       27,495,168         $       13,675,447
---------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding                   11,573,580                 12,636,284                 13,037,906
---------------------------------------------------------------------------------------------------------------------------------
Effect of dilutive securities - stock options                   385,396                    722,986                    374,131
---------------------------------------------------------------------------------------------------------------------------------
                                                             11,958,976                 13,359,270                 13,412,037
---------------------------------------------------------------------------------------------------------------------------------
Earnings per share:
  Basic                                              $              .92         $             2.18         $             1.05
---------------------------------------------------------------------------------------------------------------------------------
  Diluted                                            $              .89         $             2.06         $             1.02
---------------------------------------------------------------------------------------------------------------------------------

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

            (In Thousands, Except Net Income Per Common Share Data)
                           Quarter Ended (Unaudited)

                                     March 31,     June 30,     Sept. 30,     Dec. 31,
                                       2000          2000         2000         2000
-----------------------------------------------------------------------------------------
Revenues:
   Products                         $   21,776   $   29,074   $    29,228   $   31,882
   Services                                642          593           560          672
-----------------------------------------------------------------------------------------
                                        22,418       29,667        29,788       32,554
Cost of Sales:
   Products                              7,971       10,947        10,368       11,395
   Services                                401          467           473          617
   Amortization of intangibles
-----------------------------------------------------------------------------------------
                                         8,372       11,414        10,841       12,012
-----------------------------------------------------------------------------------------
Gross Profit                            14,046       18,253        18,947       20,542
-----------------------------------------------------------------------------------------
Operating Expenses:
   Selling and marketing                 2,384        3,028         3,440        3,438
   General and administrative            1,378        1,495         1,591        1,752
   Research and development              2,590        3,098         3,178        3,589
   Severance and related expense
-----------------------------------------------------------------------------------------
Total Operating Expense                  6,352        7,621         8,209        8,779
-----------------------------------------------------------------------------------------
Income from Operations                   7,694       10,632        10,738       11,763
Other Income, Net                          470          546           662          848
-----------------------------------------------------------------------------------------
Income Before Taxes                      8,164       11,178        11,400       12,611
Provision for Income Taxes               2,939        4,024         4,104        4,790
-----------------------------------------------------------------------------------------
Net Income                          $    5,225   $    7,154   $     7,296   $    7,821
-----------------------------------------------------------------------------------------

EARNINGS PER SHARE INFORMATION:

Weighted average shares of common
   stock and equivalents:
     Basic                              12,219       12,563        12,821       12,940
     Diluted                            13,546       13,318        13,460       13,434

Net income per common share:
     Basic                          $     0.43   $     0.57   $      0.57   $     0.60
     Diluted                        $     0.39   $     0.54   $      0.54   $     0.58
-----------------------------------------------------------------------------------------


                                     MARCH 31,      JUNE 30,     SEPT. 30,     DEC. 31,
                                       2001           2001         2001          2001
-------------------------------------------------------------------------------------------
Revenues:
   Products                         $    27,464   $   21,177   $    15,077   $   13,894
   Services                                 526          599           961        2,541
-------------------------------------------------------------------------------------------
                                         27,990       21,776        16,038       16,435
Cost of Sales:
   Products                              11,851        9,047         7,158        5,076
   Services                                 423          517           508        1,107
   Amortization of intangibles                                                      365
-------------------------------------------------------------------------------------------
                                         12,274        9,564         7,666        6,548
-------------------------------------------------------------------------------------------
Gross Profit                             15,716       12,212         8,372        9,887
-------------------------------------------------------------------------------------------
Operating Expenses:
   Selling and marketing                  2,450        2,493         2,023        2,194
   General and administrative             1,530        1,062         1,020        1,215
   Research and development               3,360        2,749         2,639        3,681
   Severance and related expense                         400                       (109)
-------------------------------------------------------------------------------------------
Total Operating Expense                   7,340        6,704         5,682        6,981
-------------------------------------------------------------------------------------------
Income from Operations                    8,376        5,508         2,690        2,906
Other Income, Net                           907          790           801          298
-------------------------------------------------------------------------------------------
Income Before Taxes                       9,283        6,298         3,491        3,204
Provision for Income Taxes                3,528        2,494         1,361        1,217
-------------------------------------------------------------------------------------------
Net Income                          $     5,755   $    3,804   $     2,130   $    1,987
-------------------------------------------------------------------------------------------

EARNINGS PER SHARE INFORMATION:

Weighted average shares of common
   stock and equivalents:
     Basic                               12,958       13,028        13,066       13,095
     Diluted                             13,377       13,404        13,378       13,472

Net income per common share:
     Basic                          $      0.44   $     0.29   $      0.16   $     0.15
     Diluted                        $      0.43   $     0.28   $      0.16   $     0.15
-------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

COMMON STOCK MARKET PRICES

The Company's Common Stock has been included for quotation on The Nasdaq National Market System under the Nasdaq symbol "TLGD" since the Company's initial public offering in December 1995. The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock on such market:

                             High       Low
-----------------------------------------------------
2000:
      First Quarter      $    84.00  $   16.06
      Second Quarter         147.19      31.50
      Third Quarter          168.88      78.63
      Fourth Quarter         148.00      25.75
2001:
      FIRST QUARTER      $    52.50  $   15.25
      SECOND QUARTER          40.35      18.75
      THIRD QUARTER           29.35      18.00
      FOURTH QUARTER          34.55      18.45
-----------------------------------------------------

        At January 31, 2002, the Company had 190 holders of record of its Common Stock and 13,521,836 shares outstanding.

        The Company has never paid any dividends on its Common Stock and does not expect to pay cash dividends in the foreseeable future.

SHAREHOLDER INFORMATION

SHAREHOLDERS ANNUAL MEETING

The Annual Meeting of Shareholders of Tollgrade Communications, Inc., will be held at The Syria Mosque, 1877 Shriners Way, Cheswick, PA 15024, on Tuesday, May 7, 2002, at 1:30 p.m. Notice of the meeting and proxy materials were included with this Annual Report.

TRANSFER AGENT AND SHAREHOLDER INQUIRIES

The Company's transfer agent is Mellon Investor Services, L.L.C. Inquiries concerning transfer requirements, lost certificates and change of address should be directed to:
   Mellon Investor Services, L.L.C.
      P.O. Box 3315
      South Hackensack, NJ 07606
            or:
      85 Challenger Road
      Ridgefield Park, NJ 07660
      1-800-756-3353
   TDDfor Hearing Impaired:
      1-800-231-5469
   Foreign Shareholders:
      201-329-8660
   TDDForeign Shareholders:
      201-329-8354
   www.mellon-investor.com.
All other inquiries should be directed to:
   Tollgrade Communications, Inc.
   Investor Relations Department
   493 Nixon Road
   Cheswick, PA 15024
   1-800-878-3399
   www.tollgrade.com.


FORM 10-K

A copy of the Tollgrade Communications, Inc. Form 10-K for 2001, which will be filed with the Securities and Exchange Commission during the first quarter of 2002, is available without attachments at no charge upon written request. Inquiries should be directed to the Investor Relations Department, Tollgrade Communications, Inc., 493 Nixon Road, Cheswick, PA 15024.


INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP, Pittsburgh, Pennsylvania.


COUNSEL

Reed Smith LLP, Pittsburgh, Pennsylvania.


STOCK MARKET LISTING

Tollgrade Communications, Inc. is listed on The Nasdaq Stock Market.(SM) Symbol:
TLGD.

BOARD OF DIRECTORS

[PHOTO]
CHRIS ALLISON
Chairman and
Chief Executive Officer

[PHOTO]
JAMES J. BARNES
Attorney at Law,
Reed Smith
LLP

[PHOTO]
DANIEL P.BARRY
Private Investor,
Director of Respironics, Inc.

[PHOTO]
ROBERT W. KAMPMEINERT
Chairman,
President and
Chief Executive Officer,
Parker/Hunter Incorporated

[PHOTO]
ROCCO L. FLAMINIO
Vice Chairman
and Chief Technology
Officer

[PHOTO]
RICHARD H. HEIBEL, M.D.
Board Certified Cardiologist
(retired)

[PHOTO]
DAVID S.EGAN
Chief Marketing Officer,
Reed Smith LLP

EXECUTIVE COUNCIL AND OFFICERS

CHRIS ALLISON
Chairman and Chief Executive Officer

SARA M. ANTOL
General Counsel and Corporate Secretary

RICHARD A. BAIR, JR.
Executive Vice President, Engineering and Testing

WYLIE E. ETSCHEID, JR.
Executive Vice President of Business Development, Software Products

ROCCO L. FLAMINIO
Vice Chairman and Chief Technology Officer

CAROL M. FRANKLIN
General Manager, Software Products

SAMUEL C. KNOCH
Chief Financial Officer and Treasurer

JOSEPH G. O'BRIEN
Senior Vice President, Human Resources

MARK B. PETERSON
President

GREGORY L. QUIGGLE
Executive Vice President, Marketing

JAMES N. PRICE
Senior Vice President, Systems Engineering

MATTHEW J. ROSGONE
Executive Vice President, Operations

CHARLES J. SHEARER
Controller

RICHARD A. SKAARE
Executive Vice President, Organizational Development and Communication

ROGER A. SMITH
Executive Vice President, Technology

STEPHANIE M. WEDGE
Vice President, Professional Services

(R) TOLLGRADE, MCU, DigiTest and
LIGHTHOUSE are registered trademarks
of Tollgrade Communications, Inc.

TM LoopCare and TELACCORD are
trademarks of Tollgrade Communications, Inc.

All other trademarks are the property
of their respective owners.

(C) 2002 Tollgrade Communications, Inc.
All rights reserved.



                                [TOLLGRADE LOGO]

                             CORPORATE HEADQUARTERS
    493 Nixon Road, Cheswick, PA 15024 - 1-800-878-3399 - www.tollgrade.com