Form 10-K, Exhibit 13
period 2002-12-31
TOLLGRADE COMMUNICATIONS INC \PA\
filed 2003-03-26
CIK 1002531

                                                                   EXHIBIT 13.1






                                    [GRAPHIC]


                         Tollgrade Communications, Inc.
                       2002 Annual Report to Shareholders

                                                      TABLE OF CONTENTS
2002 Financial Highlights ............................ 1             Statement of Management's
Letter to Shareholders ............................... 2               Responsibility for Financial Reporting ......... 18
Product Overview ..................................... 4             Report of Independent Accountants ................ 19
Selected Consolidated Financial Data ................. 6             Consolidated Financial Statements ................ 20
Management's Discussion and                                          Notes to the Consolidated
  Analysis of Results of Operations                                    Financial Statements ........................... 24
  and Financial Condition ............................ 7             Shareholder Information ......................... IBC
                                                                     Board of Directors and Officers ................. IBC

2002 Financial Highlights

                                                         (In thousands, except per share data
                                                               and number of employees)
                                                        December 31, 2001    DECEMBER 31, 2002
OPERATIONS
Total Revenues                                              $   82,239           $   58,574
--------------------------------------------------------------------------------------------------
Net Income                                                  $   13,675           $    3,356
--------------------------------------------------------------------------------------------------
Earnings Per Share-- Diluted                                $     1.02           $     0.25
--------------------------------------------------------------------------------------------------
Weighted Average Shares of Common Stock and Equivalents         13,412               13,314
--------------------------------------------------------------------------------------------------
Number of Employees                                                341                  250
--------------------------------------------------------------------------------------------------

FINANCIAL POSITION
--------------------------------------------------------------------------------------------------
Total Assets                                                $  146,630           $  149,542
--------------------------------------------------------------------------------------------------
Working Capital                                             $   67,628           $   73,189
--------------------------------------------------------------------------------------------------
Shareholders' Equity                                        $  140,139           $  142,356
--------------------------------------------------------------------------------------------------

                         REVENUES                   NET INCOME           DILUTED EARNINGS PER SHARE
                  (DOLLARS IN THOUSANDS)      (DOLLARS IN THOUSANDS)       (DOLLARS IN THOUSANDS)
1998                     $ 46,277                   $  6,967                       $0.58
1999                     $ 61,111                   $ 10,623                       $0.89
2000                     $114,426                   $ 27,495                       $2.06
2001                     $ 82,239                   $ 13,675                       $1.02
2002                     $ 58,574                   $  3,356                       $0.25

[PHOTO]

Letter to Our Shareholders

Dear Shareholders,

Sir Francis Bacon, the father of deductive reasoning, wrote, "Prosperity is not without many fears and distastes; and adversity is not without comforts and hopes."

      While times have been tough for telecom equipment providers like Tollgrade, we are hopeful about our future and comforted by what we accomplished during 2002.

      During this downdraft, we've worked extremely hard to maintain profitability and generate operating cash; solidify our market positions; win new business, both here and abroad; and set the stage for the future through focused research and development.

Our Products

For the new Tollgrade investor, let me give you a quick primer on what we do. Our company makes solutions for the centralized testing and monitoring of public telecommunications and cable networks. In laymen's terms, if you're a Regional Bell Operating Company (RBOC) customer with a malfunctioning telephone line, more than likely your service provider uses our system to tell them what's wrong with it. In the cable world, we help CATV companies head off trouble at the pass by monitoring the power supplies that keep their systems running. This is important because it helps our cable customers avoid network shut-downs due to power failures. We also monitor fiber optic nodes and amplifiers, which deliver service to customers.

      Today, our telco systems test more than 150 million telephone access lines worldwide. We concentrate on the RBOCs, as well as major independent carriers. And Tollgrade products are reaching beyond the voice world to automate and test broadband services such as Digital Subscriber Line service, more commonly referred to as DSL. Recently, we've been helping our customers determine if your voice line can handle DSL service.

      We hope to establish a similar market position among CATV multiple system operators with our recent acquisition of Acterna, LLC's Cheetah(TM) status and performance monitoring product line, which will bolster our LIGHTHOUSE(R) status monitoring business. By combining Cheetah with our LIGHTHOUSE system, we have established a solid position in cable status and performance monitoring across North America.

A Tough 2002

2002 was challenging for everyone serving telephone and cable companies. Our customers experienced severe line loss, cut expenses and reduced capital expenditures. No one knows for sure when this will improve. But by sticking to our knitting, Tollgrade stayed profitable, made cash and won new business.

      Sales were $58.6 million and we earned $.25 per share. In 2001, our sales were $82.2 million and we earned $1.02 per share. Almost everyone in our industry was affected negatively like this. But we responded to this downturn by making sure that we kept making money while building for the future. In 2002, we maintained a gross profit of 56.3% and put 5.7% of revenue to the bottom line. We also right-sized our business and reduced our quarterly breakeven point, eliminating approximately $3.6 million in annual expenses from the business at the end of 2002. As a result, we generated $17.6 million in cash from operations.

      The line loss experienced by our customers slowed the deployment of digital loop carrier (DLC) systems. Because our MCU(R) Metallic Channel Units enable DLC lines to be tested, this slowdown in deployment hurt MCU sales. We mitigated those losses somewhat by mounting DLC testability improvement initiatives among our customers through our Services group. Essentially, these initiatives involve ensuring that our customers' test systems are working properly. In some cases, this involves making sure that MCU products are installed in legacy DLC systems.

      Despite the difficulties in the telecom sector, Tollgrade has always worked hard to try to create value for our shareholders. The market has had its ups and downs, certainly, but comparing our market capitalization of $65.3 million on the day of our initial public offering to our market capitalization of $159.0 million at the end of 2002 still reflects significant growth.

[PHOTO]

New DSL Business

Despite reduced capital expenditures, we won new product business. We landed a DSL prequalification software feature sale during the fourth quarter. So now, two of the four RBOCs are using LoopCare(TM) to improve the rollout of DSL service. We also sold our Benchmark Database (BMDB), a sister feature to our prequalification software, to those same two customers. The BMDB is a store house for DSL prequalification data.

      We also booked sales of our LoopCare CORBA API and Advanced Test Package features to Baby Bell customers. And, we completed a server port project, which is essentially the re-sale and installation of new servers.

      In terms of DigiTest(R), we generated Loop Test System (LTS) replacement sales to a major RBOC, and expect a similar project in 2003 for another customer. Because some LTSs are 10-20 years old, our customers replaced them with DigiTest Systems so they would not lose their ability to test their lines if an LTS broke down. Those same DigiTest Systems can also be upgraded with wideband testing to help our customers roll out new services, such as DSL. Many of our non-RBOC customers also chose to take this route.

[GRAPHIC]

Good International and
Independent Sales

We also saw activity with independent carriers both here and abroad. Our list of new LoopCare and DigiTest customers has grown with the addition of Century Telephone, PBT, Wesbell, Frontier, nTelos, Florida Digital Networks and the City of Portland. Our new international customers include Albacom (Italy), Easynet (United Kingdom), Batelco (Bahamas) and STC (Kingdom of Saudi Arabia).

      Many of these sales, specifically to North American independent carriers, were made by bundling LoopCare software and DigiTest hardware sales together to create more attractive value propositions. Our international LoopCare sales were made primarily through our relationship with Lucent Technologies.

[GRAPHIC]

Cheetah Deal
a Lot Like LoopCare

In terms of our cable status monitoring business, we added Time Warner as a customer, and maintained business with RCN and Comcast (formerly AT&T BIS), both of which rolled out our new industry-standard HMS software. By acquiring new status and performance monitoring products and customers, and flying under the Cheetah banner, we believe that we will have a solid cable franchise for the future.

      Our engineers stayed pretty busy in 2002. Despite the fact that we reduced the size of our R&D workforce to control costs, we neared completion of a low-cost method of conducting DSL tests at DLC systems, which are the home of our flagship MCU products. We're combining the wideband capabilities of DigiTest with MCU products already deployed in the field for a truly economical solution for DLC broadband testing.

      We also worked on new DSL/broadband/IP testing hardware for the edge of the broadband network.

      At our Bridgewater, New Jersey facility, our corps of former Bell Labs software developers created new LoopCare features that expand the capabilities of our Operation Support System (OSS) product.

[GRAPHIC]

Into 2003
So what's our plan for 2003?
- We will stay focused on centralized consumer broadband testing, whether it is among telecommunications service providers or cable companies;
- We will seek to help our customers keep their DLC systems and central offices testable;
- We will continue our efforts to harvest DigiTest sales by replacing aging LTS test heads;
- We will work hard to add to our list of independent and international LoopCare and DigiTest customers;
- We will continue to position our systems for automated DSL rollout and begin to ready our customers for testing challenges as networks evolve from circuit- to packet-based;
- We will consolidate our Cheetah and LIGHTHOUSE product lines, making cable status and performance monitoring an even bigger part of our business; and
- We will strive to continue to manage our business conservatively from a financial standpoint, while looking to make further acquisitions like the LoopCare and Cheetah product lines.

      Make no mistake, times are tough for anyone in the telecom equipment sector. But companies like Tollgrade can not only withstand this Winter of our industry, we can look forward to the warmth of a coming Spring. In 2002, we sought to help customers reduce labor costs and roll out new services by delivering products with solid return-on-investment business cases.

Believing this did not just give us comfort, it gave us a lot of hope.

Very truly yours,

/s/ CHRIS ALLISON

Chris Allison
Chairman and Chief Executive Officer

                                    [GRAPHIC]

                                 CONSUMER ACCESS
                          TEST AND MANAGEMENT SOLUTIONS

Tollgrade's centralized and remote test systems help telephone companies diagnose problems on their voice-grade lines by measuring their electrical characteristics and analyzing the data. The data is presented to maintenance attendants in an easy-to-understand format so they can explain service problems to troubled customers. We also help telephone companies determine if their lines are suitable for broadband services, such as DSL. These solutions include:
- MCU(R) Test Extension products that access the lines served;
- DigiTest(R) hardware that measures the electrical characteristics of telephone lines; and
- LoopCare(TM), the world's dominant test Operations Support System (OSS), that analyzes the electrical characteristics and converts it to an easy-to-understand diagnosis.

[GRAPHIC]

[GRAPHIC]

[GRAPHIC]

                                    [GRAPHIC]

                                 BROADBAND EDGE
                          TEST AND MANAGEMENT SOLUTIONS

Tollgrade's innovative Broadband Edge solutions are optimized to help service providers quickly and accurately deploy and maintain IP/ATM-based broadband networks. These solutions include:
- A scalable version of our LoopCare Test OSS, which is evolving beyond testing voice lines to testing new broadband services;
- DigiTest EDGE, our new, leading-edge test head platform being developed to qualify and troubleshoot multi-layered broadband services, such as high-speed Internet and Voice-over-IP (VoIP); and
- TELACCORD(R), a simple and cost-effective device use to access the lines to be tested.

[GRAPHIC]

[GRAPHIC]

[GRAPHIC]

                                       Our
                                      Lines
                                    Help Keep
                                      Your
                                      Lines
                                      Open.

[GRAPHIC]

Virtually every day, you rely on efficient, clear lines of communications. Whether you're exploring the Internet, banking on-line, calling your folks back home, or even checking the latest school closings on TV, chances are good that a Tollgrade product is behind the scenes helping your service provider keep the lines open.

However, the average consumer takes for granted the challenges service providers face every day just to keep the communications flowing, much less what it takes to prepare their networks to offer and maintain expanded services. When service is down, consumers simply want to know two things: what's wrong with the line and when it will be fixed. Tollgrade helps providers answer those questions today, while helping them meet tomorrow's challenges. And, we do it with solutions on several fronts:

- While telecom service providers look to expand their networks to offer broadband services, they rely heavily

[GRAPHIC]

  on Tollgrade's incumbent test solutions to tell them if their lines can deliver them. Our telco product lines help them test and manage their existing networks while transparently transitioning to a packet/cell-based architecture. Doing so limits the up-front barriers and costs of aggressively deploying new voice, data and video services.

- When Cable Broadband Multiple System Operators (MSOs) expand their existing video delivery infrastructures to offer digital voice and data services, their need for proactive network management increases. Our cable product lines help them keep a watchful eye on their networks, ensuring the highest possible operational efficiencies and customer responsiveness while minimizing their incremental test and management investments.

- As both telco and cable service providers simultaneously try to accomplish more with fewer resources, keep pace with the latest technologies and meet higher expectations while remaining competitive, they turn to Tollgrade's Professional Services operation to provide single-point-of-contact support for their network's lifecycle.

Whether it's software, hardware, services, or the entire suite, Tollgrade Test and Management Solutions help our customers keep their lines open by bringing efficiencies to their everyday network operations. And, as consumer demand drives service providers beyond today's offerings, Tollgrade will be there to help them take the next big leap without missing a step.

                                    [GRAPHIC]

                                 CABLE BROADBAND
                          TEST AND MONITORING SOLUTIONS

Tollgrade's Cheetah(TM) and LIGHTHOUSE(R) Cable Broadband solutions help MSOs ensure that their network power supplies and fiber-optic nodes are working properly. This proactive monitoring allows them to avoid network shut-downs caused by power supply failures. These solutions include:
- Intelligent transponders to detect problems within network power supplies, amplifiers and nodes;
- Modular, multi-port headend controllers (HECs) for aggregating data collected from the transponders; and
- Powerful, scalable system software that uses the data from the HECs to efficiently monitor the status of the power supplies, amplifiers and nodes.

[GRAPHIC]

[GRAPHIC]

[GRAPHIC]

                                    [GRAPHIC]

                              PROFESSIONAL SERVICES
                       SPECIALIZED TESTING AND MONITORING
                           EXPERTISE ON CALL ANY TIME

Tollgrade complements its hardware and software products with service programs that help our customers maintain their network operations. Our highly experienced Professional Services team is mainly comprised of:
- Former Bell Operating Company technicians and engineers who know how to keep telephone network test systems running: and
- Former CATV technicians and engineers who know how to keep cable networks monitored.

      Working office-by-office or video-headend-by-video-headend, our professionals serve as "extra sets of arms and legs" by providing highly specialized knowledge of testing and monitoring to help our customers keep their customers happy.


      Tollgrade's Professional Services programs offer a variety of options that support the planning, implementation, deployment and maintenance phases of a network's lifecycle. These programs have historically resulted in significantly improved overall testability percentages.

Selected Consolidated Financial Data

The selected consolidated financial data of the Company as of December 31, 1998, 1999, 2000, 2001, 2002 and for the years then ended is derived from audited consolidated financial statements of the Company.

                                       (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF EMPLOYEES)
                                                          YEARS ENDED DECEMBER 31,
                                        1998          1999          2000          2001          2002
----------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
Revenues:
    Products                          $ 46,277     $  60,031     $ 111,957     $  77,612     $  48,146
    Services                                --         1,080         2,469         4,627        10,428
----------------------------------------------------------------------------------------------------------
                                        46,277        61,111       114,426        82,239        58,574
Cost of sales:
    Products                            19,620        24,298        40,680        33,134        20,800
    Services                                --           716         1,958         2,555         3,319
    Amortization                            --            --            --           365         1,464
----------------------------------------------------------------------------------------------------------
                                        19,620        25,014        42,638        36,054        25,583
----------------------------------------------------------------------------------------------------------
Gross profit                            26,657        36,097        71,788        46,185        32,991
----------------------------------------------------------------------------------------------------------
Operating expenses:
    Selling and marketing                5,704         7,006        12,289         9,160         8,766
    General and administrative           4,128         4,723         6,216         4,827         5,489
    Research and development             6,880         8,757        12,456        12,428        13,839
    Severance and related expense           --            --            --           291           176
----------------------------------------------------------------------------------------------------------
Total operating expense                 16,712        20,486        30,961        26,706        28,270
----------------------------------------------------------------------------------------------------------
Income from operations                   9,945        15,611        40,827        19,479         4,721
Other income, net                        1,062           949         2,525         2,796           693
----------------------------------------------------------------------------------------------------------
Income before taxes                     11,007        16,560        43,352        22,275         5,414
Provision for income taxes               4,040         5,937        15,857         8,600         2,057
----------------------------------------------------------------------------------------------------------
Net income                            $  6,967     $  10,623     $  27,495     $  13,675     $   3,357
----------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE INFORMATION:
Net income per common share: (1)
    Basic                             $   0.60     $    0.92     $    2.18     $    1.05     $    0.26
----------------------------------------------------------------------------------------------------------
    Diluted                           $   0.58     $    0.89     $    2.06     $    1.02     $    0.25
----------------------------------------------------------------------------------------------------------
Weighted average shares
    of common stock and equivalents:
    Basic                               11,683        11,574        12,636        13,038        13,095
----------------------------------------------------------------------------------------------------------
    Diluted                             11,933        11,959        13,359        13,412        13,314
----------------------------------------------------------------------------------------------------------

                                                             AS OF DECEMBER 31,
                                        1998          1999          2000          2001          2002
----------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Working capital                       $ 40,539     $  49,958     $ 111,135     $  67,628     $  73,189
Total assets                            49,865        66,202       131,275       146,630       149,542
Shareholders' equity                    45,696        57,504       122,760       140,139       142,356

                                        1998          1999          2000          2001          2002
----------------------------------------------------------------------------------------------------------
OTHER DATA: (2)
Number of employees at year end            230           282           411           341           250
Average revenue per employee          $    201     $     217     $     278     $     241     $     234
----------------------------------------------------------------------------------------------------------

(1) 1998 includes $.02 per share related to the after-tax effect of net key man life insurance proceeds associated with the death of the Company's former Chairman R. Craig Allison.
(2) Data is unaudited and not derived from Company's audited financial statements.

Management's Discussion and Analysis
of Results of Operations and Financial Condition

The following discussion should be read in conjunction with the Selected Consolidated Financial Data and the audited Consolidated Financial Statements and Notes thereto appearing elsewhere in this Annual Report to Shareholders.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

The statements contained in this Annual Report to Shareholders, including, but not limited to, those contained in the following Management's Discussion and Analysis of Results of Operations and Financial Condition, which are not historical facts are considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements, which may be expressed in a variety of ways, including the use of future or present tense forward-looking terminology such as "believes," "expects," "may," "will," "should," "estimate," "plan" or "anticipates" or the negative thereof, other variations thereon, or compatible terminology, relate to, among other things, projected cash flows used in the valuation of intangible assets, the anticipated results of negotiations for new maintenance service agreements, as well as purchase orders and other customer purchase agreements, the ability to utilize current deferred and refundable tax assets, opportunities which the Services group offers to customers, the potential loss of certain customers, the timing of orders from customers, the effect of consolidations in the markets to which Tollgrade Communications, Inc. (the "Company") sells, the effects of the economic slowdown in the telecommunications and cable industries, the possibility of future provisions for slow moving inventory, and the effect on earnings and cash flows of changes in interest rates. The Company does not undertake any obligation to publicly update any forward-looking statements.

      These forward-looking statements, and other forward-looking statements contained in other public disclosures of the Company which make reference to the cautionary factors contained in this Annual Report, are based on assumptions that involve risks and uncertainties and are subject to change based on the considerations described below. These risks, uncertainties and other factors may cause actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Therefore, the Company wishes to caution each reader of this Annual Report to consider the following factors and certain other factors discussed herein and in other past reports including, but not limited to, prior year Annual Reports and Form 10-K reports filed with the Securities and Exchange Commission ("SEC"). The factors discussed herein may not be exhaustive. Therefore, the factors contained herein should be read together with other reports and documents that are filed by the Company with the SEC from time to time, which may supplement, modify, supersede or update the factors listed in this document.

      General economic conditions and the economic conditions of the telecommunications and cable industries, including the effect of subscriber line loss and competition for the Company's RBOC customers from wireless, cable providers and other carriers entering the local telephone service market, can and have affected the capital budgets of the Company's customers. If such conditions result in a further reduction of such budgets, the Company's revenues could be adversely affected.

      If the Company's customers find themselves unable to meet their established purchase forecasts and their own growth projections, such customers may further curtail their purchase of the Company's products, which would adversely affect the Company's revenues.

      If the Company would be unable to establish customer or sales distribution or original equipment manufacturer ("OEM") relationships relating to the new Cheetah(TM) business, it could affect the rate of incoming orders, which would adversely affect sales and revenues.

      If the financial strength of certain of the Company's major customers should deteriorate or such customers encounter difficulties in accessing capital, the ability of such customers to purchase and pay for the Company's products could be impaired, with a corresponding adverse effect on the Company's revenues.

      If third parties with whom the Company has entered into sales and marketing partnerships should fail to meet their own performance objectives, customer demand for the Company's products could be adversely affected, which would have an adverse effect on the Company's revenues.

      Seasonal fluctuations in customer demand for the Company's products can create corresponding fluctuations in period to period revenues, and any increases in the rate of order cancellation by customers could adversely affect future revenues.

      The carrying value of certain intangible assets, including goodwill, acquired by the Company from Lucent Technologies, Inc. ("Lucent") could be impaired if changing market conditions indicate that lower than anticipated cash flows will be produced by such intangible assets.

      If the Company encountered a shortage of key manufacturing components from limited sources of supply, or experience manufacturing delays caused by reduced manufacturing capacity or integration issues related to the acquisition of the Cheetah product line, loss of key assembly subcontractors or other factors, the Company's ability to produce and ship its manufactured products could be adversely affected, with an adverse effect upon revenues.

      The introduction of improved products or services or reduced prices by the Company's competitors could reduce the demand for the Company's products and services and adversely affect revenues.

      If the Company proves unable to respond effectively to technological change in its industry, such as an evolution of the telephone network from circuit to packet-based, by developing new products and services

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

and obtaining customer approval and acceptance of its products and services, demand for the Company's products and services could be adversely affected, which would adversely affect revenues.

      The Company is dependent on a relatively narrow range of products and a small number of large customers. As a result, the failure of one or a small number of the Company's products to gain or maintain acceptance in the marketplace, or the decision by one or a few of the Company's customers to curtail their purchases of the Company's products could have an adverse effect on revenues.

      If one or more of a small number of key employees of the Company were to cease to be associated with the Company, the Company's future results could be adversely affected.

      If the Company is unable to successfully assert and defend its proprietary rights in the technology utilized in its products, its future results could be adversely affected. If third parties were able to successfully assert that the Company's use of technology infringed upon the proprietary rights of others, the future results of the Company could be adversely affected.

      If one or more of the Company's products were to prove defective, the Company's relationships with its customers could be jeopardized and the Company could be subject to potential liability, adversely affecting the Company's future results.

      If for any reason demand for the Company's products should continue to decrease, including the successful development of a secondary market for the Company's products by a third party, the Company could continue to find itself with excess inventory and obsolete parts on hand, which could adversely affect future results.

      Changes in government regulation, such as modification or repeal of The Telecommunications Act of 1996, increasing the costs of doing business by the Company or its customers, or preventing the Company or its customers from engaging in business activities they may wish to conduct could adversely affect the Company's future results.

      The Company has recently completed several acquisitions and expects to pursue additional acquisitions and new business opportunities in the future as part of its business strategy. If the Company fails to integrate successfully the operations and products of acquired businesses, or if such acquisitions subject the Company to unexpected liabilities and claims, the Company's future results could be adversely affected.

      The Company's future sales in international markets are subject to numerous risks and uncertainties, including local economic and labor conditions, political instability including terrorism and other acts of war or hostility, unexpected changes in the regulatory environment, trade protection measures, tax laws, the ability of the Company to market current or develop new products suitable for international markets, obtaining and maintaining successful distribution and resale channels and foreign currency exchange rates. Reductions in the demand for or the sales of the Company's products in international markets could adversely affect future results.

Overview

The Company was organized in 1986, began operations in 1988 and completed its initial public offering in 1995. The Company designs, engineers, markets and supports test system, test access and status and performance monitoring products for the telecommunications and cable television industries. Effective September 30, 2001, the Company purchased certain assets of the LoopCare(TM) product business from Lucent. These assets consisted of LoopCare software base code and developed enhancements, as well as the rights to existing maintenance contracts for the LoopCare software. Effective September 30, 2001, revenues from the sales of software base code and developed enhancements are either reported separately or as part of the Company's revenues attributable to test system products to which they synergistically relate, while the revenues from maintenance contracts are reflected as part of the Company's Services revenues.

      The Company has determined that its business has one reportable segment in the test assurance industry. All product sales are considered components of the business of testing infrastructure and networks for the telecommunications and cable television industries. Although the Company does internally develop sales results associated with the various product categories, this information is not considered sufficient for segment reporting purposes nor does the chief operating decision maker base his critical decisions or allocate assets solely on this information. The Company's products and services have similar economic characteristics, the same or similar production processes and are sold to similar types or classes of customers in, or entering into, the telecommunications and cable businesses through similar distribution means. The LoopCare software product line business was acquired by the Company to broaden its DigiTest((R)) test platform into a system level offering and as a competitive defense to protect the Company's MCU((R)) and DigiTest products' market share.

      The Company's proprietary telecommunications test access products enable telephone companies to use their existing line test systems to remotely diagnose problems in "Plain Old Telephone Service" ("POTS") lines containing both copper and fiber optics. The Company's MCU product line, which includes POTS line testing as well as alarm-related products, represented approximately 48% of the Company's revenue for the year ended December 31, 2002. The Company's MCU product line is expected to continue to account for a substantial portion of the Company's revenues.

      The Company's DigiTest centralized network test system platform, which includes certain LoopCare software base code and developed enhancements, focuses on helping local exchange carriers conduct the full range of fault diagnosis, along with the ability to qualify, deploy and maintain next generation services that include Digital Subscriber Line ("DSL") service and Integrated Services Digital Network ("ISDN") service. The Company's DigiTest system is designed to provide the complete solution for testing POTS and performing local loop prequalification for DSL services. The system currently consists of the comprehensive LoopCare diagnostic software, as well as three integrated pieces of hardware, the Digital Measurement Node ("DMN"), the Digital

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition


Measurement Unit ("DMU"), and the Digital Wideband Unit ("DWU"). When used in an integrated fashion, the DigiTest system permits local exchange carriers to perform a complete array of central office testing including POTS, DSL line prequalification, bridged tap detection, data rate prediction, and in-service wideband testing. The Company expects to introduce soon its new DigiTest EDGE test head for the evolving broadband network in which integrated digital services are offered. Sales of the DigiTest product line accounted for approximately 14% of the Company's revenue for the year ended December 31, 2002.

      The Company's LoopCare software products consist primarily of engineered enhancements to the LoopCare base code software, which result in increased connectivity and versatility of LoopCare within the customers' existing quality assurance systems. Sales of stand-alone LoopCare software accounted for approximately 13% of total revenue for the year ended December 31, 2002.

      The Company's LIGHTHOUSE((R)) cable products consist of a complete cable status monitoring system that provides a broad testing solution for the Broadband Hybrid Fiber Coax distribution system. The status monitoring system includes a host for user interface, control and configuration, a head-end controller for managing network communications and transponders that are strategically located within the cable network to gather status reports from power supplies, line amplifiers and fiber-optic nodes. Sales of the LIGHTHOUSE product line accounted for approximately 5% of the Company's revenue for the year ended December 31, 2002.

      During 2002, the Company completed its first major central office test system upgrade package delivery, which included hardware resale and services. This project contributed approximately 2% of revenues for the year ended December 31, 2002.

      The Company's Digital Access Unit ("DAU") provides automated test access of locally non-switched, two wire circuits and helps facilitate the line sharing or the spectral unbundling process for both incumbent ("ILEC") and competitive local exchange carriers ("CLEC"). Although sales of the DAU have been significant in prior years, this product line represented less than 1% of total revenue for 2002.

      The cornerstones of the Company's Services offerings are the Testability Improvement Initiatives. These services may offer the customer the opportunity to make improvements in testability levels, while training their own staffs in targeted geographic regions over a defined period of time. In this way, the customers' internal repair technicians can make use of automated systems to diagnose and repair subscriber loop problems, thereby automatically eliminating the need for the involvement of several highly trained people. The Services business was considerably expanded upon the acquisition of software maintenance contracts related to the LoopCare software product line. Effective October 11, 2002, however, an RBOC canceled a significant network testability services initiative that had accounted for revenue of approximately $980,000 for the nine months ended September 28, 2002. The cancellation is believed to have considerably reduced ongoing sales of MCU products, that are driven by these testability programs, to this RBOC. Including software maintenance, Services revenue accounted for approximately 14% of the Company's revenue for the year ended December 31, 2002.

      The Company's primary customers for its telecommunication products and services are the four Regional Bell Operating Companies ("RBOC") as well as major independent telephone companies and certain digital loop carrier ("DLC") equipment manufacturers. For the year ended December 31, 2002, approximately 77% of the Company's total revenue was from sales to these four RBOC customers, the three largest of which individually accounted for approximately 38%, 18% and 14% of the Company's revenue, or a combined 70% of its total revenue. Due to the Company's present dependency on all four of these key customers, the potential loss of one or more of them as a customer or the reduction of orders for the Company's products by any one of them could materially and adversely affect the Company.

      The Company's operating results have fluctuated and may continue to fluctuate as a result of various factors, including the timing of orders from, shipments to, and acceptance of software by the RBOC customers and significant independent telephone companies. This timing is particularly sensitive to various business factors within each of the RBOC customers, including the RBOC customers' relationships with their various organized labor groups and an increasing tendency for the RBOC customers to place large orders for shipment of hardware and software toward the end of a quarter. In addition, the markets for the Company's products, specifically, LoopCare, DigiTest, LIGHTHOUSE and Cheetah, are highly competitive. The acquisition of AT&T Broadband, one of the Company's primary LIGHTHOUSE and Cheetah customers, by Comcast Corporation may adversely affect sales of product to that customer which contributed almost 4% to revenues for the year ended December 31, 2002. Due to the rapidly evolving market in which these products compete, additional competitors with significant market presence and financial resources could further intensify the competition for these products.

      The Company believes that recent changes within the telecommunication marketplace, including industry consolidation, as well as the Company's ability to successfully penetrate certain new markets, have required it to grant more favorable terms to some of its customers. In addition, certain customers have consolidated product purchases that have resulted in large bulk orders. As stated earlier, there is an increasing trend, in part in response to some of these discounting programs, for these customers to place large bulk orders toward the end of a quarter for shipment of large quantities of hardware and software in the last month of the quarter. Although the Company will continue to strive to meet the demands of its customers, which include delivery of quality products at an acceptable price on acceptable terms, there can be no assurances that the Company will be successful in negotiating acceptable terms and conditions in its purchase orders or its customer purchase agreements. Additionally, continuing consolidation efforts among the RBOC customers, providing the RBOCs the ability to consolidate their inventory and product procurement systems, could cause fluctuations or delays in the Company's order patterns. Consolidation in the cable

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

industry as well as the adoption of industry standards for transponders to function among various status monitoring systems could cause pricing pressure as well as adversely affect certain customers' deployment of the Company's cable products. In addition, markets for the Company's cable products have been, and may continue to be, difficult for the foreseeable future. The Company cannot predict such future events or business conditions and the Company's results could be adversely affected by these industry trends in the primary markets its serves.

      International sales were approximately 6.3% of total revenues for the year ended December 31, 2002. The Company believes that certain international markets may offer further opportunities. The addition of the LoopCare software product line, including the Lucent OEM resale arrangement for the LoopCare product, has enhanced the Company's ability to penetrate this market. The Company sold LoopCare software to over a half dozen international customers in 2002 including a large sale bundled with DigiTest products. The Company also enjoys a stream of software maintenance revenue from international sources, primarily from renewal of contracts acquired through the business acquired from Lucent. However, the international telephony markets differ from those found domestically due to the different types and configurations of equipment used by international communication companies to provide services. In addition, certain competitive elements are found internationally which do not exist in the Company's domestic markets. These factors, when combined, have made entrance into these international markets very difficult. From time to time, the Company has utilized the professional services of various marketing consultants to assist in defining the Company's international market opportunities. With the assistance of these consultants and through direct marketing efforts by the Company, it has been determined that its present MCU technology offers limited opportunities in certain international markets for competitive and other technological reasons. The Company continues to actively pursue opportunities for its other products, including its LoopCare software products, in international markets. However, there can be no assurance that any continued efforts by the Company will be successful or that the Company will achieve significant international sales. In addition, Lucent Technologies has reduced its efforts relating to DSL services, which could have an adverse effect on the Company's deployment of LoopCare internationally through the Lucent OEM channel. Furthermore, the international markets introduce the risk of loss from currency fluctuations. While the Company endeavors to price its products in U.S. dollars, this is not always possible. Many international customers are also small and undercapitalized, presenting possible exposure to credit losses to a greater degree than has historically been seen from domestic customers. The exposure was minimal at December 31, 2002.

      The Company believes that its growth will continue to be affected by the economic slowdown in the telecommunications industry as established RBOC and large ILEC customers strive to further reduce their capital and operating expense budgets which will directly impact RBOC and ILEC ordering patterns and quantities. The Company believes that its RBOC and large ILEC customers are being adversely affected by subscriber line losses and the after-effects of overspending in 1999 and 2000, as well as by competition from cable and wireless carriers and other carriers entering the local telephone service market. In addition, certain emerging carriers continue to be hampered by financial instability caused in large part by a lack of access to capital. Due to this uncertainty, the Company will continue to evaluate its investments in production, marketing and research and development expenses and monitor, control or decrease expense levels, as appropriate. On September 30, 2002, the Company implemented its second work force reduction in two years by eliminating 47 positions, a decision which was intended to generate annual cost savings of approximately $3,600,000. Increases in insurance premiums, including for healthcare and directors and officers' liability insurance, of approximately $600,000 will partially offset these savings.

      The Company also believes that future growth will depend, in part, on its ability to design and engineer new products and, therefore, the Company spends a significant amount on research and development. Research and development expenses as a percentage of revenues were approximately 24% for the year ended December 31, 2002.

Application of Critical Accounting Policies

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The application of certain of these accounting principles are more critical than others in gaining an understanding of the basis upon which the Company's financial statements have been prepared. The Company deems the following accounting policies to involve critical accounting estimates.

      Revenue Recognition -- The Company markets and sells POTS and broadband test system hardware, and, since the September 30, 2001 acquisition of LoopCare, related software. The Company follows Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" for hardware sales. This bulletin requires, among other things, that revenue should be recognized only when title has transferred and risk of loss has passed to a customer with the capability to pay, and that there are no significant remaining obligations of the Company related to the sale. The bulk of the Company's hardware sales are made to RBOC and other large customers. Terms of these hardware sales are predominantly FOB shipping point. Revenue is recognized for these customers upon shipment against a valid purchase order. The timing of revenue recognition may require the judgment of management. The Company reduces collection risk by requiring letters of credit or other payment guarantees for significant sales to new customers and/or those in weak financial condition.

      The Company follows the AICPA's Statement of Position "Software Revenue Recognition" SOP 97-2 and related modifications for software perpetual license fee and maintenance revenue. This statement requires that software license fee revenue be recorded only when evidence of a sales arrangement exists, the software has been delivered, and a customer with the capacity to pay has accepted the software leaving no significant obligations on the part of the Company to perform. The Company requires a customer purchase order or

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

other written agreement to document the terms of a software order and written, unqualified acceptance from the customer prior to revenue recognition. In certain limited cases, however, agreements provide for automatic customer acceptance after the passage of time from a pre-determined event and the Company has relied on these provisions for an indication of the timing of revenue recognition. In cases for orders of custom software, or orders that require significant software customization, the Company will employ contract accounting using the percentage-of-completion method, whereby revenue is recognized based on costs incurred to date compared to total estimated contract cost. The revenue for orders with multiple deliverables such as hardware, software and/or installation or other services may be separated into stand-alone fair values if not already documented in the purchase order or agreement and where list prices or other objective evidence of fair value exists to support such allocation, in accordance with the provisions of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Revenue will not be recognized for any single element until all essential elements are delivered and accepted.

      LoopCare software customers usually enter into separate agreements for software maintenance upon expiration of the stated software warranty period. Maintenance agreements include software upgrades and bug fixes as they become available; however, newly developed features must be purchased separately. Post-warranty maintenance for new features is either included under the current maintenance agreement without additional charge, and is considered in the maintenance agreement fees, or is separately charged upon expiration of the warranty. Depending on the timing of the enhancement purchase and the length of the maintenance agreement, the Company must evaluate whether a portion of the enhancement right to use fee should be treated as post contract support to be deferred and recognized over the remaining life of the maintenance agreement.

      Software maintenance revenue is recognized on a straight-line basis over the period the respective arrangements are in effect.

      Revenue recognition, especially for software products, involves critical judgments and decisions that can result in material effects to reported net income.

      Intangible Assets and Goodwill -- The Company had net intangible assets of $60.2 million at December 31, 2002 primarily resulting from the acquisition of the LoopCare product line in September 2001. In connection with the acquisition, the Company utilized the transitional guidance of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" which were issued in July 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that goodwill, as well as any intangible assets believed to have an indefinite useful life, shall not be amortized for financial reporting purposes. In connection with the assets acquired, intangible assets of $45.8 million were identified, of which capitalized software valued at $7.3 million was determined to have a definite useful life of five years and is being amortized over that period.

The remaining identified intangible assets of $38.5 million have been determined to have an indefinite useful life and, along with goodwill of approximately $16.2 million, are not being amortized. An independent valuation consultant assisted the Company in identifying and valuing the acquired intangible assets.

      As of January 1, 2002, the Company fully adopted the provisions of SFAS No. 142. The Company has determined that it has only one reporting segment and has completed a test for goodwill impairment as of June 29, 2002 and December 31, 2002 by comparing the aggregate market value of the Company's stock with the Company's book carrying value, including goodwill. These tests indicated that there was no impairment of the goodwill carrying value. From time to time after the initial impairment test of goodwill at June 29, 2002 was completed, the market value of the Company's stock temporarily declined to an amount below the Company's book carrying value. Management believes that these cases are reflective of current conditions in the telecommunications and general markets. However, future changes in circumstances, including a sustained decline in the aggregate market value of the Company's stock, could necessitate a reconsideration of whether an impairment of goodwill carrying value has occurred, requiring an alternate testing of the fair value of the Company under guidance of SFAS No. 142. In that event, impairment in value up to the full amount of the goodwill could be determined, resulting in an impairment loss to be recorded in the Company's financial statements.

      All other intangible assets were tested for impairment of carrying value as of December 31, 2002 using assumptions and techniques employed in the original valuation and following the guidance of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Specifically, the sum of the projected future cash flows to be derived from the developed product software was compared with the net book carrying value. The impairment test for non-amortizable intangible assets other than goodwill consisted of a comparison of the estimated fair value with carrying amounts. The value of the LoopCare trade name was measured using the relief-from-royalty method and discounted cash flow analyses were employed to test the value of the base software and post warranty maintenance service agreements. These tests indicated that none of the intangible assets had impairment in carrying value. The Company plans to retest these assets annually as of December 31 or more frequently if events or changes in circumstances indicate that assets might be impaired.

      This testing relative to impairments involved critical accounting estimates. The Company relied upon its financial plan for 2003 and best estimates of revenues and cash flows for later years in measuring current values; however, these expectations may not be realized and future events and market conditions might indicate material impairment of value that could result in material charges to net income. Such a future situation would not, however, in and of itself affect the cash flow or liquidity of the Company.

      The identified intangible assets include LoopCare RBOC service maintenance agreements valued at $32.0 million. It is believed that these annual agreements

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

will be renewed into perpetuity due to their critical importance in the operations of the customers. The Company has entered into new contracts for 2003 with two RBOC customers and is in negotiations with the remaining two RBOC customers whose agreements will expire March 31, 2003. The Company intends to maintain fixed fee arrangements for all contracts. Therefore, the Company believes that the non-amortizing characteristics of these intangible assets will be preserved. However, if new maintenance agreements with the two remaining RBOC customers cannot ultimately be reached, or if an agreement is reached with either customer that results in substantially less revenue to the Company than the current fixed fee agreements, the current fair value of the maintenance service agreements may be determined to be less than the $32.0 million carrying value, perhaps materially so, resulting in a non-cash charge against operating income in 2003 or beyond and/or commencement of amortization of the remaining fair value over its determined useful life. A similar analysis of the fair value of the maintenance service agreements would be required if any of the Company's RBOC customers reduce or terminate their maintenance service agreements for any reason.

      Inventory Valuation -- The Company utilizes a standard cost system that approximates first-in, first-out costing of the products. Standards are monitored monthly and changes are made on individual parts if warranted; otherwise standard costs are updated on all parts annually, normally in November of each year. The Company evaluates its inventories on a monthly basis for slow moving, excess and obsolete stock on hand. The carrying value of such inventory that is determined not to be realizable is reduced, in whole or in part, by a charge to cost of sales and reduction of the inventory value in the financial statements. The evaluation process, which has been consistently followed, relies in large part on a review of inventory items that have not been sold, purchased or used in production within a one-year period. Management also reviews, where appropriate, inventory products that do not appear on the slow moving report but which may be unrealizable due to discontinuance of products, evolving technologies, loss of certain customers or other known factors. As a result of this comprehensive review process, an adjustment to the reserve for slow moving and obsolete inventory is normally made monthly. Inventory identified as obsolete is also discarded from time to time when circumstances warrant.

      Inventory realization is considered a critical accounting estimate since it relies in large part on management judgments as to future events and differing judgments could materially affect reported net income.

      Due to the decline in sales in 2001 and 2002, slow moving inventory increased in volume but included many items believed to be active inventory for active products. This trend resulted not only from slower sales but also from the strong effort to reduce inventory levels in 2001 and 2002 that resulted in reduced manufacturing activity and parts usage. The expense for slow moving and obsolete inventory was $543,129, $299,846 and $2,547,072 for 2000, 2001 and
2002, respectively, while the valuation reserves increased $225,000, $26,000 and $1,231,833, respectively in those years, to a balance at December 31, 2002 of $2,043,833.

      Income Taxes -- The Company follows the provisions of SFAS No. 109, "Accounting for Income Taxes," in reporting the effects of income taxes in the Company's consolidated financial statements. Deferred tax assets and liabilities are determined based on the "temporary differences" between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. As of December 31, 2002, the Company has recorded net deferred tax assets of $2,689,448, comprised of $1,641,862 resulting from carry forward of state net operating losses, other tax assets of $2,531,833 and deferred tax liabilities of $1,484,247. Total net deferred tax assets decreased by $946,818 in 2002 due to the amortization of intangible assets for tax purposes and are expected to continue to decrease in future years. The timing of the reversal of the deferred tax liabilities and to a large extent the deferred tax assets is dependent upon uncertain future events and can't be assumed to occur in the same tax years.

      The state net operating loss carryforward relates primarily to stock option deductions in 2000. The majority of this carryforward is subject to state laws that allow a 20-year carry forward period with a $2.0 million limit on deductions in each year. Future realization of the recorded tax assets resulting from both timing differences and carryforward losses is dependent upon the existence of sufficient taxable income in future years.

      SFAS No. 109 requires that a valuation allowance be recorded against deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes that the current business climate in the telecommunications industry is not permanent and that the recorded tax assets will more likely than not be realized in future years, especially for federal tax assets that comprise 90% of the non-carryforward amounts. The Company had federal taxable income in 2002 and expects that will continue.

      Warranty -- The Company provides warranty coverage on its various products. Terms of coverage range from up to one year on software to two to five years for hardware products. The Company reviews products returned for repair under warranty on a quarterly basis and adjusts the accrual for future warranty costs based upon cumulative returns experience. The Company also evaluates special warranty problems for products with a high return rate to correct the underlying causes and, where deemed necessary, to provide additional warranty expense for expected higher returns of these products. Warranty costs associated with software sales are also accrued based on the projected hours to be incurred during the warranty period (normally three months). The accounting for warranty costs involves critical estimates and judgments that can have a material effect on net income. The warranty accrual increased by $445,000 in 2000, $1,023,000 in 2001 and decreased by $87,480 in 2002 to a balance of $1,980,520 at December 31, 2002. Management expects, unless unforeseen circumstances arise, that this accrual will continue to decrease in 2003 since the moving twenty-four month period of shipments includes fewer shipped units on which the accrual is based due to decreasing sales levels in late 2001 and 2002.

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

      These areas involving critical accounting estimates are periodically reviewed with the audit committee and, in the case of revenue recognition and valuation of intangible assets, the audit committee has assisted in the development of the corporate policies and procedures followed.

Results of Operations Year Ended
December 31, 2002 Compared
to Year Ended December 31, 2001

Revenues

Revenues for the year ended December 31, 2002 were $58.6 million, and were $23.6 million or 28.8% lower than the revenues of $82.2 million for the year ended December 31, 2001. The decrease in revenues primarily resulted from further erosion in unit volume sales of traditional MCU and DigiTest system products, partially offset by an increase in LoopCare software sales and maintenance services. LoopCare products, however, were only available for sale during the final three months of 2001. Sales of the MCU product line in 2002 decreased by approximately $27.7 million, or 49.8%, from the results of the previous year. This decrease in sales was across the board among the RBOC customers and is primarily associated with slowdowns in RBOC capital spending programs to upgrade DLC systems. Further, as the life cycle for the MCU product continues to mature, there is an increasing possibility that customers requirements for certain legacy MCU products may be satisfied. The MCU product line accounted for approximately 47.8% of 2002 revenues.

      Sales of the Company's DigiTest product line in 2002, including $0.6 million of LoopCare software, decreased by approximately $3.9 million, or 33.0%, from the results of the year ended December 31, 2001. This decrease in DigiTest sales was primarily the result of decreased direct shipments during 2002 to Sprint USA as a result of the discontinuation of its ION project and to Nortel Networks and Choice One Communications. The declines from these customers were offset in part by a major centralized test head replacement and augmentation program at an RBOC. DigiTest sales accounted for approximately 13.6% of 2002 revenues.

      Sales of stand-alone LoopCare software products in 2002 were approximately $7.5 million, representing 12.8% of total revenues for the year, and were made primarily to two RBOC and various international customers. Gross margins on the LoopCare product line business are substantially higher than other product lines of the Company, and the resulting impact on earnings was material. The Company acquired the LoopCare product line on September 30, 2001; therefore, 2002 included twelve months of LoopCare operations while 2001 included only three months.

      Services revenues, which includes installation oversight and project management services provided to RBOC customers and fees for LoopCare software maintenance, were approximately $10.3 million in 2002, or 17.7% of total revenues. Services revenues increased $5.7 million in 2002 over the results of the previous year due to the inclusion of LoopCare maintenance fees in 2002 for twelve months compared to three months in 2001.

      Sales of the Company's LIGHTHOUSE Cable Status Monitoring System increased slightly in 2002 to approximately $3.1 million and 5.3% of total revenue. Strong sales to AT&T Broadband were mostly offset by reduced sales to other cable service providers. During the first quarter of 2003, AT&T Broadband completed a business combination with Comcast Corporation. The effect of the combination on the Company's cable business is uncertain and will be highly dependent upon the strategic direction taken by the combined entity. The magnitude of this effect is likely to be amplified due to the Company's recent acquisition of the Cheetah product line.

      The Company expects the weakness in its core equipment markets to continue for the foreseeable future as its key customers continue to restrict their capital budgets. The Company expects in the near future to introduce its new DigiTest EDGE test head for the evolving broadband network and continues to invest in research to develop new and improved products to stimulate demand for its hardware products. The Company also continues its strategy to offset declining revenues from traditional MCU and related equipment product lines with LoopCare software license right-to-use fee revenue. These software license products generally have long development and selling cycles, creating possibly significant revenue variations; there, however, can be no assurance that the Company will be successful in the implementation of this strategy.

Gross Profit

Gross profit for 2002 was $33.0 million compared to $46.2 million for 2001, a decrease of $13.2 million, or 28.6%, from the previous year. Gross profit as a percentage of revenues increased to 56.3% for 2002 compared to 56.2% for 2001. The overall decrease in gross profit resulted primarily from the decreased sales levels. Despite the decline in revenue from 2001, gross margin in 2002 as a percentage of sales remained level due to several offsetting factors including increased costs per unit sold due to substantially lower hardware production, the product mix of hardware sales during 2002 compared to 2001 and a net increase in slow moving and obsolete inventory and warranty costs of approximately $1,191,000 in 2002. These higher costs were offset, however, by changes in the product mix brought about by the acquisition of the LoopCare product line on September 30, 2001. LoopCare products, which enjoy higher gross margins than those earned historically on the Company's other products, contributed 26.3% of sales revenue in 2002 compared to 5.4% in 2001. While the Company will continue to reduce its manufacturing costs and to improve efficiencies, the level of LoopCare revenues will continue to be a determinant factor in gross profit margins in 2003.

Selling and Marketing Expense

Selling and marketing expenses consist primarily of personnel costs as well as commissions and travel expenses of direct sales and marketing personnel, and costs associated with various promotions and related marketing programs. Selling and marketing expense for 2002 was $8.8 million, or 15.0% of revenues, compared

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

to $9.2 million, or 11.1% of revenues for 2001. This decrease of $0.4 million, or 4.3%, is primarily due to lower commissions associated with lower sales levels, and cost reductions in the areas of test and evaluation units, advertising, meetings and seminars and related marketing activities, partially offset by higher salaries and consulting expenses.

General and Administrative Expense

General and administrative expenses consist primarily of personnel costs for finance, administrative and general management personnel as well as accounting, legal and insurance expenses. General and administrative expense for 2002 was $5.5 million, or 9.4% of revenues, compared to $4.8 million, or 5.9% of revenues for 2001. This increase of $0.7 million, or 13.7%, is primarily attributable to increases in outside professional fees, general insurance and salaries and wages, with the increase in salaries and wages largely related to the LoopCare acquisition.

Research and Development Expense

Research and development expenses consist primarily of personnel costs and costs associated with the development of new products and technologies, including DigiTest, LIGHTHOUSE and LoopCare software, as well as enhancing features of existing products. Research and development expense for 2002 was $13.8 million, or 23.6% of revenues, compared to $12.4 million, or 15.1% of revenues for 2001. This increase of $1.4 million was due to an increase of $3.3 million, primarily salaries, wages and rent expense, attributable to the LoopCare product line in Bridgewater, New Jersey, which was in operation for only three months in 2001. These increases were offset in part by reductions in other salaries, wages and benefits, travel and materials and supplies; brought about in large part by a reduction in work force at the beginning of the fourth quarter of 2002 for which the Company recorded a pre-tax charge of $175,723. The Company expenses research and development costs as they are incurred.

Other Income and Expense

Other income, which consists primarily of interest income, was $0.7 million for 2002 compared to $2.8 million for 2001. The decrease of $2.1 million, or 75.2%, is primarily attributable to a decrease in funds available for investment resulting from the $62 million LoopCare acquisition in the fourth quarter of 2001 and to the current low market yields on short term interest bearing investments.

Provisions for Income Taxes

The Company's effective tax rate for 2002 was 38.0% of income before income taxes, compared to the 38.6% rate in 2001.

Net Income and Earnings Per Share

For the year ended December 31, 2002, net income was $3.4 million compared to $13.7 million for the year ended December 31, 2001, a decrease of $10.3 million, or 75.5%. Diluted earnings per common share of $.25 for 2002 decreased by 75.5%, or $.77, from the $1.02 earned in 2001. Diluted weighted average shares of common stock and equivalents outstanding were 13,313,676 in 2002 compared to 13,412,037 in 2001. The decrease in the diluted weighted average shares of common stock and equivalents outstanding is primarily the result of a reduction in the dilutive effect of outstanding stock options related to the decrease in weighted average share price of the Company's common stock. As a percentage of revenues, net income for 2002 decreased to 5.7% from 16.6% in 2001.

Results of Operations Year Ended
December 31, 2001 Compared to
Year Ended December 31, 2000

Revenues

Revenues for the year ended December 31, 2001 were $82.2 million, and were $32.2 million or 28.1% lower than the revenues of $114.4 million for the year ended December 31, 2000. The decrease in revenues is primarily associated with a decrease in the unit volume sales of traditional MCU products, the Company's DigiTest system, and the Company's LIGHTHOUSE Cable Status Monitoring System, offset slightly by an increase in billings related to the Company's Professional Services business. During 2001, the sales of the Company's MCU product line decreased by approximately $24.6 million, or 30.6%. This decrease in sales of the MCU product line resulted primarily from decreased sales to Qwest as that company's testability initiative matured. In addition, MCU sales decreased to SBC Communications, Inc. (including Ameritech, Pacific Bell and SNET) during 2001 primarily as a result of a slowdown in the rollout of Project Pronto, that company's broadband initiative. Also contributing to the decrease in MCU sales during 2001 were decreased sales of core MCU products to BellSouth and Verizon primarily associated with slowdowns in programs to upgrade select DLC systems within certain regions with MCU technology. The MCU product line accounted for approximately 67.8% of the 2001 revenues. During 2001, the sales of the Company's DigiTest product line, including $2.8 million of LoopCare software, decreased by approximately $6.4 million, or 30.4%. This decrease in DigiTest sales was primarily the result of decreased direct shipments during 2001 to Sprint USA and SBC Telecom, Inc., which is the CLEC subsidiary of SBC. The decline in sales of DigiTest to Sprint occurred in connection with Sprint's decision to discontinue its ION Project, while SBC Telecom, Inc. substantially curtailed its plan for expansion. In addition, reduced sales of DigiTest to Nortel Networks and Lucent for deployment into the domestic CLEC markets, as well as reduced sales to Verizon for the replacement of certain Lucent LTS test head trunks for qualification of copper lines for DSL service, contributed to the overall decrease in DigiTest sales during the current year. This was offset somewhat by direct sales of DigiTest to SBC Communications, Inc. for MLT-1 replacement, as well as sales to Nortel in anticipation of distribution in the international market. Overall, DigiTest sales accounted for approximately 17.8% of 2001 revenues. Revenues from the Company's Services group in 2001 increased by $2.2 million, or 87.4%. This includes $1.7 million of software maintenance

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

fees associated with the LoopCare acquisition. Services revenue accounted for 5.6% of 2001 revenues. During 2001, sales of the Company's Digital Access Unit increased by approximately $3.4 million, from $0.6 million in the prior year. This product was developed to provide cost-effective test access in applications where it had not been provided for by the equipment manufacturer, and was primarily being sold to Sprint for use in its recently discontinued ION Project. Overall, sales of the Company's DAU were approximately 4.9% of the Company's revenues for 2001. During 2001, sales of the Company's LIGHTHOUSE Cable Status Monitoring System decreased by approximately $6.8 million, or 69.2%. This decrease was primarily a result of decreased product sales to RCN Corporation and AT&T Broadband as a result of their decisions to delay purchases of cable related equipment. Overall, sales of the LIGHTHOUSE Cable Status Monitoring System accounted for approximately 3.7% of 2001 revenues.

      Revenues from the LoopCare product line in the three-month period ended December 31, 2001 were $4.5 million, comprised of $2.8 million in license right-to-use fees and $1.7 million of maintenance fees. Gross margins on these revenues are substantially higher than other product lines of the Company, and the resulting impact on earnings was material for this period and for 2001. Offsetting these revenue increases were declines for the year and the fourth quarter in the Company's traditional MCU-related products as less purchasing incentives were offered by the Company as well as a continued general softening in the Company's test access markets.

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

Selling and Marketing Expense

Selling and marketing expense for 2001 was $9.2 million, or 11.1% of revenues, compared to $12.3 million, or 10.7% of revenues for 2000. This decrease of $3.1 million, or 25.5%, is primarily due to a decrease in the number of sales and marketing personnel resulting from a reduction in personnel in April 2001, a decrease in incentives and commissions associated with the lower sales levels, and cost reductions in the areas of advertising, promotion and related marketing activities.

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

Research and Development Expense

Research and development expense for 2001 was $12.4 million, or 15.1%, of revenues, compared to $12.5 million, or 10.9%, of revenues for 2000. This decrease of $0.1 million was principally due to a reduction of engineering personnel in April 2001, offset by the additional personnel acquired as part of the LoopCare acquisition. The Company expenses all research and development costs as they are incurred.

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

Net Income and Earnings Per Share

For the year ended December 31, 2001, net income was $13.7 million compared to $27.5 million for the year ended December 31, 2000, representing a decrease of $13.8 million, or 50.3%. Diluted earnings per common share of $1.02 for 2001 decreased by 50.5%, or $1.04, from the $2.06 earned in 2000. Diluted weighted average shares of common stock and equivalents outstanding were 13,412,037 in 2001 compared to 13,359,270 in 2000. This increase in the diluted weighted average shares of common stock and equivalents outstanding is primarily the result of the effect of stock options exercised in 2001. As a percentage of revenues, net income for 2001 decreased to 16.6% from 24.0% in 2000.

Liquidity and Capital Resources

The Company had working capital of $73.2 million as of December 31, 2002, an increase of $5.6 million or 8.2% from the $67.6 million of working capital as of December 31, 2001. The increase in working capital is largely a result of income before depreciation and amortization of $7.2 million and the deferral of tax liabilities of $1.2 million, primarily related to the amortization of intangible assets for tax purposes, exceeding capital expenditures of $1.8 million and the purchase of treasury stock of $1.6 million. Significant changes during 2002 in the composite elements of working capital include an $8.1 million decrease in accounts receivable-trade and inventories, excluding changes in reserve accounts, due to the continuing decline in sales activities caused by the severe budget restrictions of telecommunications providers, and corresponding adjustments made by the Company in forecasted production volumes to meet such lowered demands. Further reductions in these assets will be increasingly difficult. Overall, the Company generated cash from operating activities of $17.6 million in 2002, which was primarily invested in short term investments. As of December 31, 2002, the Company had $53.1 million of cash, cash equivalents and short-term investments that are unrestricted and available

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

for corporate purposes, including acquisitions and other general working capital requirements.

      On September 30, 2002, the Company implemented its second work force reduction in two years by targeting 47 positions for elimination, which was intended to generate annual cost savings of approximately $3.6 million. A reserve for severance and related costs of $175,723 was recorded in connection with this reduction. Increases in health insurance and other general insurance of the Company of approximately $600,000 will partially offset these savings in 2003.

      Effective December 20, 2001, the Company executed a five-year $25.0 million Unsecured Revolving Credit Facility (the "Facility") with a bank. Under the terms of the Facility, the proceeds must be used for general corporate purposes, working capital needs, and in connection with certain acquisitions. The Facility contains certain standard covenants with which the Company must comply, including a minimum fixed charge ratio, a minimum defined level of tangible net worth and a restriction on the amount of capital expenditures that can be made on an annual basis, among others. Commitment fees are payable quarterly at a rate of 0.25% of the unused commitment. The Facility was amended in February 2003 in connection with an acquisition of a new cable product line. See "Subsequent Event" below. As of December 31, 2002 and currently, there are no outstanding borrowings under the Facility, and the Company is in compliance with all debt covenants. Borrowings for working capital are not currently anticipated, as the Company believes its cash reserves and internally generated funds will be sufficient to sustain working capital requirements for the foreseeable future.

      The Company made capital expenditures of $1.8 million, $3.5 million and $4.1 million in the three years ended December 31, 2002, 2001 and 2000, respectively. The expenditures were primarily related to upgrades to the IT infrastructure, office equipment, test fixtures and development systems, tooling and leasehold improvements and, in 2001, for the acquisition of land adjacent to the Company's current manufacturing facility. Planned capital expenditures for 2003 are approximately $3.0 million. These planned capital projects include test fixtures and development systems, and computer and office equipment.

      The Board of Directors has authorized the continuation of a share repurchase program first initiated in 1997. Under the current extension, the Company may repurchase a total of one million shares of its common stock before December 31, 2003. Since the initial repurchase program was instituted in April of 1997, and as of December 31, 2002, the Company has repurchased 461,800 shares of common stock. The repurchased shares are authorized to be utilized under certain employee benefit programs. The Company at its discretion will determine the number of shares and the timing of such purchases, which will be made using existing cash and short-term investments.

      The impact of inflation on both the Company's financial position and the results of operations have been minimal and are not expected to adversely affect 2003 results. The Company's financial position enables it to meet cash requirements for operations and capital expansion programs.

Subsequent Event

On February 13, 2003, the Company closed on a Purchase and Sale Agreement with Acterna, LLC to acquire certain assets and assume certain liabilities related to Acterna's Cheetah status and performance monitoring product line for $14.3 million in cash. As part of the agreement, contingent purchase consideration of up to $2.4 million in the form of an earn-out, may be payable based on certain 2003 performance targets for the acquired business. The assets consist principally of existing contracts, product inventory, intellectual property, software and related computer equipment, while the liabilities principally relate to warranty obligations. The $14.3 million due at closing was paid from available cash and short-term investments. The Company believes the acquired business will complement and augment its current cable operations and strategically position the Company to be the leading supplier of testing equipment and software for the cable industry. The acquisition will be recorded under the purchase method of accounting and accordingly, the results of operations of the acquired business from February 14, 2003 forward will be included in the consolidated financial statements of the Company. In connection with the acquisition, the Company entered into an amendment to its $25.0 million Unsecured Revolving Credit Facility to maintain compliance with certain base net worth covenants. The purchase price allocation is currently under evaluation and is expected to be finalized by the end of the first quarter.

Off-Balance Sheet Arrangements

The Company does not engage in transactions or arrangements with unconsolidated or other special purpose entities.

Commitments

The Company has commitments under various non-cancelable leases; these leases relate primarily to real estate in Cheswick, Pennsylvania, Bridgewater, New Jersey and Sarasota, Florida, which house the Company's operations. Annual rentals due beyond December 31, 2002 under these agreements are $1.4 million in 2003, $1.6 million in both 2004 and 2005, $0.8 million in 2006, $0.4 million in 2007 and $0.1 million in 2008. The Company is also obligated to pay commitment fees under a credit Facility as discussed in the "Liquidity and Capital Resources" section above. The Company also has commitments to provide software maintenance services under agreements generally one year in length and has warranty obligations on products sold in prior periods.

Quantitative and Qualitative Disclosures about Market Risk

The Company's current investment policy limits its investments in financial instruments to cash and cash equivalents, individual municipal bonds, and corporate and government bonds. The use of financial derivatives and preferred and common stocks is strictly prohibited. The Company believes it minimizes its risk through proper diversification along with the requirements that the securities must be of investment grade with an average rating of "A" or better by Standard & Poor's. The Company holds its investment securities to maturity and believes that earnings and cash flows are not materially affected by changes in interest rates, due to the

                      Management's Discussion and Analysis
                of Results of Operations and Financial Condition

nature and short-term investment horizon for which these securities are invested.

Key Ratios

The Company's days sales outstanding ("DSOs") in accounts receivable trade, based on twelve months rolling revenue, was 53 and 43 days as of December 31, 2002 and December 31, 2001, respectively. The December 31, 2001 DSOs were unusually low from an historical perspective. The Company's inventory turnover ratio was 1.4 and 1.3 turns for December 31, 2002 and December 31, 2001, respectively.

Backlog

The Company's backlog consists of firm customer purchase orders and signed software maintenance agreements. As of December 31, 2002, the Company had a backlog of $7.2 million compared to $4.9 million at December 31, 2001. The increase between years is due partially to the timing of signing renewal annual software maintenance contracts with two existing RBOC customers. The backlog at December 31, 2002 includes approximately $3.8 million related to LoopCare software maintenance contracts. Income under these maintenance agreements will be earned and recognized on a straight-line basis over the remaining terms of the underlying agreements, which are usually one year or less. Periodic fluctuations in customer orders and backlog result from a variety of factors, including but not limited to the timing of significant orders and shipments. While these fluctuations could impact short-term results, they are not necessarily indicative of long-term trends in sales of the Company's products.

Accounting Pronouncements

In July 2001, the FASB issued SFAS No 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 established accounting and reporting standards for business combinations. SFAS No. 142 established accounting and reporting standards for acquired goodwill and other intangible assets, specifically, how they should be treated upon, and subsequent to, their acquisition. Both SFAS No. 141 and SFAS No. 142 are required to be applied in fiscal years beginning after December 15, 2001; however, early adoption is permitted. Both statements contain transitional provisions that require that these statements be applied to all business combinations initiated after June 30, 2001. The Company followed the transitional provisions of SFAS No. 141 and SFAS No. 142 during the fourth quarter of 2001 as it related to its acquisition of the LoopCare product line. The Company adopted the full provisions of these statements on January 1, 2002. The adoption of these standards did not have a material effect on the Company's financial statements.

      On August 15, 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." On October 4, 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company adopted these statements on January 1, 2003 and such adoption is not expected to have a material effect on the Company's financial statements.

      In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting For Costs Associated With Exit Or Disposal." SFAS No. 146 nullifies Emerging Tax Issues Task Forces (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The new Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that this statement will have a material effect on the Company's financial position or results of operations.

      In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The provisions of FIN 45 are not expected to have a material impact on the Company's results of operations or financial position.

      In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. This Statement also amends the disclosure provision of SFAS No. 123 and APB No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies footnote in the financial statements of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The Company has elected to continue to follow the disclosure-only provisions of SFAS No. 123 and adopted the disclosure provisions of SFAS No. 148.

      On January 17, 2003 the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for the Company after January 31, 2003 and is not expected to have a material impact on the Company's results of operations or financial condition.

      The Company has early adopted Emerging Issues Task Force (EITF) Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which applies to all deliverables within contractually binding arrangements that include multiple revenue-generating activities. This issue is expected to be finalized in March of 2003.

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

      Management has established and maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that the financial records reflect the authorized transactions of the Company. The system of internal controls includes widely communicated statements of policies and business practices that are designed to require all employees to maintain high ethical standards in the conduct of Company affairs. The internal controls are augmented by organizational arrangements that provide for appropriate delegation of authority and division of responsibility.

      The financial statements have been audited by PricewaterhouseCoopers LLP, Independent Accountants. As part of their audit of the Company's 2002 financial statements, PricewaterhouseCoopers LLP considered the Company's system of internal controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests. The Report of Independent Accountants follows.

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

                                       January 22, 2003

Report of Independent Accountants

To the Board of Directors and Shareholders of Tollgrade Communications, Inc. and
Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Tollgrade Communications, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for long-lived asset impairments, goodwill and other intangible assets in 2002.


PRICEWATERHOUSECOOPERS LLP

/s/ PRICEWATERHOUSECOOPERS LLP

Pittsburgh, Pennsylvania
January 22, 2003, except for Note 8, as to which the date is February 7, 2003 and Note 13, as to which the date is February 13, 2003.

Tollgrade Communications, Inc. and Subsidiaries
Consolidated Balance Sheets

ASSETS                                                      December 31, 2001      DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------
Current assets:
    Cash and cash equivalents                                 $  32,105,845          $  33,799,284
    Short-term investments                                        6,489,323             19,328,883
    Accounts receivable:
       Trade                                                      9,296,551              7,946,276
       Other                                                        320,501                152,290
    Inventories                                                  22,183,616             14,092,596
    Prepaid expenses and deposits                                   916,723              1,529,968
    Refundable income taxes                                       1,396,736                637,156
    Deferred tax assets                                           1,116,756              1,404,122
------------------------------------------------------------------------------------------------------
Total current assets                                             73,826,051             78,890,575
    Long-term investments                                           150,000                    ----
    Property and equipment, net                                   8,012,546              7,438,870
    Deferred tax assets                                           2,812,987              2,769,573
    Intangibles                                                  38,500,000             38,500,000
    Goodwill                                                     16,161,763             16,161,763
    Capitalized software costs, net                               6,935,000              5,539,002
    Other assets                                                    231,614                242,115
------------------------------------------------------------------------------------------------------
Total assets                                                  $ 146,629,961          $  149,541,898
------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------
Current liabilities:
    Accounts payable                                          $     805,398          $     499,642
    Accrued warranty                                              2,068,000              1,980,520
    Accrued expenses                                                691,697                748,576
    Accrued salaries and wages                                      329,126                543,339
    Accrued royalties payable                                       397,451                322,380
    Income taxes payable                                          1,433,554              1,141,293
    Deferred income                                                 472,674                465,887
------------------------------------------------------------------------------------------------------
Total current liabilities                                         6,197,900              5,701,637
    Deferred tax liabilities                                        293,477              1,484,247
------------------------------------------------------------------------------------------------------
Total liabilities                                                 6,491,377              7,185,884
    Commitments and contingent liabilities                               --                    ----
    Shareholders' equity:
    Preferred stock, $1.00 par value; authorized shares,
       10,000,000; issued shares, -0- in 2001 and 2002                   --                    ----
    Common stock, $.20 par value--authorized shares,
       50,000,000; issued shares, 13,513,119 in 2001
       and 13,552,736 in 2002                                     2,702,624              2,710,547
    Additional paid-in capital                                   70,010,254             70,489,025
    Treasury stock, at cost, 386,800 shares
       in 2001 and 461,800 shares in 2002                        (3,164,975)            (4,790,783)
    Retained earnings                                            70,590,681             73,947,225
------------------------------------------------------------------------------------------------------
Total shareholders' equity                                      140,138,584            142,356,014
------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                    $ 146,629,961          $ 149,541,898
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Tollgrade Communications, Inc. and Subsidiaries
Consolidated Statements of Operations

                                                                           Years Ended December 31,
                                                                   2000              2001              2002
------------------------------------------------------------------------------------------------------------------
Revenues:
    Products                                                  $ 111,957,560     $  77,611,861     $  48,146,350
    Services                                                      2,468,537         4,627,210        10,428,165
------------------------------------------------------------------------------------------------------------------
                                                                114,426,097        82,239,071        58,574,515
Cost of sales:
    Products                                                     40,680,034        33,134,366        20,799,976
    Services                                                      1,957,945         2,555,039         3,319,441
    Amortization                                                         --           365,000         1,464,098
------------------------------------------------------------------------------------------------------------------
                                                                 42,637,979        36,054,405        25,583,515
------------------------------------------------------------------------------------------------------------------
Gross profit                                                     71,788,118        46,184,666        32,991,000
------------------------------------------------------------------------------------------------------------------
Operating expenses:
    Selling and marketing                                        12,288,646         9,159,227         8,766,207
    General and administrative                                    6,216,427         4,827,120         5,489,163
    Research and development                                     12,456,337        12,427,859        13,838,719
    Severance and related expense                                        --           291,401           175,723
------------------------------------------------------------------------------------------------------------------
Total operating expense                                          30,961,410        26,705,607        28,269,812
------------------------------------------------------------------------------------------------------------------
Income from operations                                           40,826,708        19,479,059         4,721,188
Other income:
    Interest and other income                                     2,525,460         2,796,213           692,592
------------------------------------------------------------------------------------------------------------------
Total other income                                                2,525,460         2,796,213           692,592
------------------------------------------------------------------------------------------------------------------
Income before taxes                                              43,352,168        22,275,272         5,413,780
Provision for income taxes                                       15,857,000         8,599,825         2,057,236
------------------------------------------------------------------------------------------------------------------
Net income                                                    $  27,495,168     $  13,675,447     $   3,356,544
------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE INFORMATION:
------------------------------------------------------------------------------------------------------------------
Weighted average shares of common stock and equivalents:
    Basic                                                        12,636,284        13,037,906        13,095,068
    Diluted                                                      13,359,270        13,412,037        13,313,676
------------------------------------------------------------------------------------------------------------------
Net income per common share:
    Basic                                                     $        2.18     $        1.05     $        0.26
    Diluted                                                   $        2.06     $        1.02     $        0.25
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Tollgrade Communications, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

                                                                            Additional
                             Preferred Stock          Common Stock           Paid-in        Treasury       Retained
                            Shares     Amount     Shares        Amount       Capital          Stock        Earnings        Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at
    December 31, 1999           --     $  --    12,102,280    $2,420,456    $28,828,568    $(3,164,975)   $29,420,066   $57,504,115

Exercise of common
    stock options               --        --     1,226,984       245,397     11,580,460             --             --    11,825,857
Tax benefit from exercise
    of stock options            --        --            --            --     25,934,700             --             --    25,934,700
Net income                      --        --            --            --             --             --     27,495,168    27,495,168
------------------------------------------------------------------------------------------------------------------------------------
Balance at
    December 31, 2000           --        --    13,329,264     2,665,853     66,343,728     (3,164,975)    56,915,234   122,759,840

Exercise of common
    stock options               --        --       183,855        36,771      1,626,764             --             --     1,663,535
Tax benefit from exercise
    of stock options            --        --            --            --      2,039,762             --             --     2,039,762
Net income                      --        --            --            --             --             --     13,675,447    13,675,447
------------------------------------------------------------------------------------------------------------------------------------
Balance at
    December 31, 2001           --        --    13,513,119     2,702,624     70,010,254     (3,164,975)    70,590,681   140,138,584

EXERCISE OF COMMON
    STOCK OPTIONS               --        --        39,617         7,923        270,252             --             --       278,175
TAX BENEFIT FROM EXERCISE
    OF STOCK OPTIONS            --        --            --            --        208,519             --             --       208,519
PURCHASE OF TREASURY STOCK      --        --            --            --             --     (1,625,808)            --    (1,625,808)
NET INCOME                      --        --            --            --             --             --      3,356,544     3,356,544
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
    DECEMBER 31, 2002           --     $  --    13,552,736    $2,710,547    $70,489,025    $(4,790,783)   $73,947,225  $142,356,014
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Tollgrade Communications, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

                                                                           Years Ended December 31,
                                                                   2000              2001              2002
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income                                                $  27,495,168     $  13,675,447     $   3,356,544
Adjustments to reconcile net income to net
       cash provided by operating activities:
       Depreciation and amortization                              1,910,245         2,692,322         3,799,353
       Tax benefit from exercise of stock options                15,044,372         2,039,762           208,519
       Refund and utilization of income taxes paid                       --         8,369,552         1,742,597
       Deferred income taxes                                       (481,541)         (442,435)          540,391
       Provision for losses on inventories                           43,129           299,845         1,231,833
       Provision for allowance for doubtful accounts                 22,189           175,000           100,000
Changes in assets and liabilities:
    Decrease (increase) in accounts receivable-- trade           (7,932,588)        9,304,092         1,250,275
    Decrease (increase) in accounts receivable-- other             (478,654)        1,390,808           300,711
    Decrease (increase) in inventories                          (13,906,864)        8,016,021         6,859,187
    (Increase) decrease in prepaid expenses
       and deposits                                                (325,164)            7,875          (613,245)
    Increase in deferred and refundable tax assets                       --          (655,323)         (576,590)
    (Decrease) increase in accounts payable                         962,559        (1,068,929)         (305,756)
    (Decrease) increase in accrued warranty                         445,000         1,023,000           (87,480)
    Decrease in accrued expenses
       and deferred income                                         (736,760)       (1,103,218)          (82,408)
    (Decrease) increase in accrued royalties payable                348,789          (745,027)          (75,071)
    Increase (decrease) in accrued salaries and wages               603,960        (2,484,307)          214,213
    (Decrease) increase in income taxes payable                  (1,806,671)          796,616          (292,261)
------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                        21,907,169        41,291,101        17,570,812
------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Purchase of investments                                     (38,637,741)      (29,030,595)      (23,057,447)
    Redemption/maturity of investments                           23,848,762        53,546,927        10,367,887
    Capital expenditures                                         (4,076,074)       (3,528,528)       (1,829,679)
    Investments in other assets                                          --          (231,615)          (10,501)
    Purchase of LoopCare business from Lucent                            --       (62,028,763)               --
------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                           (18,865,053)      (41,272,574)      (14,529,740)
------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Purchase of treasury stock                                           --                --        (1,625,808)
    Proceeds from the exercise of stock options                  11,825,857         1,663,535           278,175
------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                        11,825,857         1,663,535        (1,347,633)
------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                        14,867,973         1,682,062         1,693,439
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                 15,555,810        30,423,783        32,105,845
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                    $  30,423,783     $  32,105,845     $  33,799,284
------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
    Cash paid during the year for income taxes                $   3,145,422     $   6,801,560     $   1,898,379
Supplemental disclosure of non-cash financing activity:
    Acquisition related receivable                            $          --     $     897,000     $          --
    Tax benefit from the exercise of stock options            $  10,890,328     $          --     $          --
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

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS

The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Substantially all of the Company's cash and cash equivalents are maintained at one financial institution. No collateral or security is provided on these deposits, other than $100,000 of deposits per financial institution which is insured by the Federal Deposit Insurance Corporation.

INVESTMENTS

Short-term investments at December 31, 2002 and December 31, 2001 consisted of individual municipal bonds stated at cost, which approximated market value. These securities have maturities of one year or less at date of purchase and/or contain a callable provision in which the bonds can be called within one year from date of purchase. Long-term investments are comprised of individual municipal bonds with a maturity of more than one year but less than eighteen months and are stated at amortized cost, which approximated market value. The primary investment purpose is to provide a reserve for future business purposes, including acquisitions and capital expenditures. Realized gains and losses are computed using the specific identification method. The Company classifies its investment in all debt securities as "held to maturity" as the Company has the positive intent and ability to hold the securities to maturity.

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

PRODUCT WARRANTY

The Company records estimated warranty costs on the accrual basis of accounting. These reserves are based on applying historical returns to the current level of product shipments and the cost experience associated therewith. In the case of software, the reserves are based on the expected cost of providing services within the agreed-upon warranty period. Activity in the warranty accrual is as follows:

                                                           2001             2002
-----------------------------------------------------------------------------------------
Balance at the beginning of the period                  $1,045,000      $ 2,068,000
Accruals for warranties issued during the period         2,099,000          972,000
Accruals related to pre-existing warranties               (923,000)        (161,000)
Settlements during the period                             (153,000)        (898,000)
-----------------------------------------------------------------------------------------
Balance at the end of the period                        $2,068,000      $ 1,981,000
-----------------------------------------------------------------------------------------

REVENUE RECOGNITION

Revenue from product sales is recognized at the time of shipment when both risk of loss and title has transferred to the customer, which coincides with shipment of related products, and collection is reasonably assured. Software license revenue is recognized in accordance with the AICPA's Statement of Position ("SOP") 97-2, "Software Revenue Recognition," SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions," and Emerging Issues Task Force Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Revenue from software license, which is comprised of fees for perpetual licenses derived from contracts with corporate customers, is recognized when persuasive evidence of an arrangement exists, the product is delivered, acceptance by the customer and receipt of a signed notice indicating that no significant Company obligations exist, the fee is fixed or determinable, and collectibility is probable. In cases for orders of custom software, or orders that require significant software customization, the Company will employ contract accounting using the percentage-of-completion method whereby revenue is recognized based on costs incurred to date compared to total estimated contract cost. Revenue from Services (testability consulting) is recognized upon services being rendered. Reimbursement for out-of-pocket costs is recognized as revenue and simultaneously recognized as the cost of product sales. Revenue from Services also includes revenue from maintenance agreements. Maintenance revenue is generally recognized on a straight-line basis over the life of the related agreement, which is typically one year. Customer advances and amounts due from customers in excess of revenue recognized are recorded as deferred income. Revenue for license and royalty fees is recognized when earned.

      In December 1999, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance related to revenue recognition. The Company adopted this standard in 2000 and the effect was not material to its business, results of operations and financial condition.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived and intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Intangible assets are reviewed at least annually. Determination of recoverability is based on an estimate of discounted or undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the assets.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs to develop or improve hardware-related products are charged to operations as incurred.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Any costs incurred to establish the technological feasibility of software to be sold or otherwise marketed are expensed as research and development costs. Costs incurred subsequent to the establishment of technological feasibility, and prior to the general availability of the product to the public are capitalized and subsequently amortized under the straight-line method. The Company defines technological feasibility as coding and testing in accordance with detailed program designs. There were no software development costs capitalized in 2000 or 2001 and $68,100 was capitalized in 2002. Such costs are being amortized over five years.

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

SEGMENT INFORMATION

The Company follows the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information, Financial Reporting for Segments of a Business." This statement establishes standards for reporting information about operating segments, products and services, geographic areas and major customers in annual and interim financial statements. The Company manages and operates its business as one segment. International sales were 6.3% of revenues in 2002, 5.3% in 2001 and 2.0% in 2000.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Instruments and Certain Hedging Activities." This statement establishes standards for reporting information about various derivative financial instruments and accounting for their change in fair value. The Company does not hold or issue derivative instruments for hedging purposes and, therefore, this standard does not have a material effect on the consolidated financial position or results of operations of the Company.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company has two stock-based employee compensation plans which are described more fully in Note 5. The Company accounts for these plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under these provisions, stock-based employee compensation cost is not reflected in net income for any year, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. If the Company had elected to recognize compensation cost for these stock options based on the fair value method set forth in SFAS No. 123, "Accounting for Stock-Based Compensation," net income and earnings per share would have reflected the pro forma amounts indicated below:

                                                          Years Ended December 31,
                                                    2000            2001              2002
-------------------------------------------------------------------------------------------------
Net income, as reported                        $ 27,495,168    $  13,675,447     $  3,356,544
Deduct: Total stock-based employee
    compensation expense based on
    the fair value method for all awards,
    net of related tax effects                    7,761,098        6,943,395        4,626,927
-------------------------------------------------------------------------------------------------
Pro forma net income                           $ 19,734,070    $   6,732,052     $ (1,270,383)
Earnings per share:
    Basic-- as reported                        $       2.18    $        1.05     $       0.26
    Basic-- pro forma                          $       1.56    $        0.52     $      (0.10)
-------------------------------------------------------------------------------------------------
    Diluted-- as reported                      $       2.06    $        1.02     $       0.25
    Diluted-- pro forma                        $       1.48    $         .50     $      (0.10)
-------------------------------------------------------------------------------------------------

2. ACQUISITION

On September 30, 2001, the Company acquired certain assets and assumed certain liabilities of the LoopCare(TM) Product line from Lucent Technologies, Inc. ("Lucent") for approximately $62,029,000 in cash, which includes approximately $2,200,000 of acquisition-related costs. The LoopCare software product integrates with and enhances the value of the Company's core products, resulting in a significant competitive advantage in the marketplace. The assets consisted principally of rights to existing contracts, software and related computer equipment, while the liabilities were principally related to software warranties currently under contract and deferred income which results from customer contractual billings and advances in excess of revenue recognized in income. The Company used available cash and short-term investments to finance the acquisition. LoopCare is the Plain Old Telephone Services ("POTS") test system used universally by the Regional Bell Operating Companies. The LoopCare acquisition was recorded under the purchase method of accounting and, accordingly, the results of operations of the LoopCare business since October 1, 2001 have been included in the consolidated financial statements.

      The following summarizes the estimated fair values at the date of acquisition:

Current assets                                                      $    855,000
Property and equipment, net                                              307,000
Intangible assets:
    LoopCare trade name                             $  1,300,000
    Base software                                      5,200,000
    Developed product software                         7,300,000
    Post warranty maintenance service agreements      32,000,000      45,800,000
                                                      ----------
Goodwill                                                              16,161,763
-----------------------------------------------------------------------------------
Total assets acquired                                               $ 63,123,763
-----------------------------------------------------------------------------------
Deferred income                                                       (1,076,000)
Warranty reserve                                                         (19,000)
-----------------------------------------------------------------------------------
Total liabilities assumed                                             (1,095,000)
-----------------------------------------------------------------------------------
NET ASSETS ACQUIRED                                                 $ 62,028,763
-----------------------------------------------------------------------------------

      An independent valuation consultant assisted management in its determination of fair value assigned to certain intangible assets other than goodwill. Discounted future cash flow models were utilized where appropriate.

      The base software has a historically long life cycle and the Company intends to maintain the software and to continue to develop new LoopCare features. Consequently, it was assumed that the base software and the LoopCare trade name have an indefinitely long life. This software has been in use and embedded within the Company's key customers' operating systems for over 25 years. Similarly, the maintenance service agreements are expected to generate revenues into perpetuity and are assumed to have an indefinite life. The developed product software was estimated to have a useful life at acquisition date of approximately five years and the Company believes it can continue to market the product over that period. Rapid development of improved replacement products is not expected due to the relatively small customer base and the cost to develop new software. The Company has utilized the transitional guidance of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" which were issued in July 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that goodwill, as well as any intangible assets believed to have an indefinite useful life, shall not be amortized for financial reporting purposes.

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

      SFAS No. 142 also provides that entities evaluate the remaining useful lives of intangible assets determined to have indefinite useful lives periodically to determine whether events and circumstances continue to support an indefinite useful life and that such assets be tested at least annually for impairment of value. Any determined impairment in value from the carrying amounts shall result in an impairment loss to the extent of that excess. As of January 1, 2002, the Company fully adopted the provisions of SFAS No. 142.

      Goodwill was tested for impairment as of June 29, 2002 and December 31, 2002 by comparing the aggregate market value of the Company's stock with the Company's book carrying value, including goodwill. These tests indicated that there was no impairment of goodwill carrying value. All other intangible assets were tested for impairment of carrying value as of December 31, 2002 using assumptions and techniques employed in the original valuation and following the guidance of SFAS No. 144. Specifically, the sum of the projected future cash flows to be derived from the developed product software was compared with the net book carrying value. The impairment test for non-amortizable intangible assets other than goodwill consisted of a comparison of the estimated fair value with carrying amounts. The value of the LoopCare trade name was measured using the relief-from-royalty method and discounted cash flow analyses were employed to test the value of the base software and post-warranty maintenance service agreements. These tests indicated that none of the intangible assets had impairment in carrying value as of December 31, 2002. The Company plans to retest these assets annually as of December 31 or more frequently if events or changes in circumstances indicate that assets might be impaired.

      The following condensed proforma results of operations reflect the proforma combination of the Company and the acquired LoopCare business as if the combination occurred on January 1, 2001:

                                             (In Thousands, Except Per Share Data)
                                               Proforma               Historical
                                            December 31, 2001      December 31, 2002
--------------------------------------------------------------------------------------------
Revenues                                       $     95,629           $     58,575
--------------------------------------------------------------------------------------------
Income from operations                         $     23,728           $      4,721
--------------------------------------------------------------------------------------------
Net income                                     $     15,610           $      3,357
--------------------------------------------------------------------------------------------
Net income per common share:
    Basic                                      $       1.20           $       0.26
--------------------------------------------------------------------------------------------
    Diluted                                    $       1.16           $       0.25
--------------------------------------------------------------------------------------------

The results of operations for the LoopCare product line business included above include the twelve-month periods ending September 30, 2001. Other proforma adjustments include an estimated allocation of selling, general and administrative expenses to the LoopCare operations based upon budgeted costs for 2002 and proforma amortization of the developed product software over five years. Proforma adjustments were also made to take into account the cost of money in connection with the acquisition costs. This was projected by reducing interest income at historical earning rates for working capital deemed to have been available to apply to the acquisition costs and projecting interest expense on borrowed funds for residual acquisition costs at the historical prime rates of interest plus 1.5%. Adjustments were also made to reflect the tax consequences of the foregoing proforma adjustments.

      The following information is provided regarding the Company's intangible assets:

                                                             As of December 31, 2002
                                                 Gross Carrying Amount     Accumulated Amortization
---------------------------------------------------------------------------------------------------------
Amortized intangible assets:
    Developed product software                        $  7,368,100             $  1,829,098
---------------------------------------------------------------------------------------------------------
Unamortized intangible assets:
    LoopCare trade name                               $  1,300,000
    Base software                                        5,200,000
    Post warranty maintenance service agreements        32,000,000
---------------------------------------------------------------------------------------------------------
                                                      $ 38,500,000
---------------------------------------------------------------------------------------------------------

                                                             As of December 31, 2001
                                                 Gross Carrying Amount     Accumulated Amortization
---------------------------------------------------------------------------------------------------------
Amortized intangible assets:
    Developed product software                        $  7,300,000             $    365,000
---------------------------------------------------------------------------------------------------------
Unamortized intangible assets:
    LoopCare trade name                               $  1,300,000
    Base software                                        5,200,000
    Post warranty maintenance service agreements        32,000,000
---------------------------------------------------------------------------------------------------------
                                                      $ 38,500,000
---------------------------------------------------------------------------------------------------------
Estimated amortization expense:
    For year ended December 31, 2003                  $  1,473,620
    For year ended December 31, 2004                  $  1,473,620
    For year ended December 31, 2005                  $  1,473,620
    For year ended December 31, 2006                  $  1,108,620
    For year ended December 31, 2007                  $      9,522
Actual amortization expense:
    For year ended December 31, 2001                  $    365,000
    For year ended December 31, 2002                  $  1,464,098
Actual net income:
    For year ended December 31, 2001                  $ 13,675,447
    For year ended December 31, 2002                  $  3,356,544

3. INVENTORIES
Inventories consisted of the following:

                                                   December 31, 2001        DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------
Raw materials                                         $ 11,697,886             $  9,726,789
Work in process                                          6,443,549                4,518,164
Finished goods                                           5,153,181                2,190,476
-----------------------------------------------------------------------------------------------
                                                      $ 23,294,616               16,435,429
-----------------------------------------------------------------------------------------------
Reserves for slow moving and obsolete inventory         (1,111,000)              (2,342,833)
-----------------------------------------------------------------------------------------------
                                                      $ 22,183,616             $ 14,092,596
-----------------------------------------------------------------------------------------------


4. PROPERTY AND EQUIPMENT
Property and equipment consisted of the following:

                                          Years    December 31, 2001        DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------
Test equipment and tooling                 3-5        $  6,617,117             $  7,414,502
Office equipment and fixtures              5-7           5,853,773                6,716,510
Leasehold improvements                     1-6           2,036,329                2,137,786
-----------------------------------------------------------------------------------------------
                                                      $ 14,507,219             $ 16,268,798
Less accumulated depreciation and amortization           8,117,330               10,452,585
-----------------------------------------------------------------------------------------------
Subtotal                                              $  6,389,889             $  5,816,213
-----------------------------------------------------------------------------------------------
Land                                                  $  1,622,657             $  1,622,657
-----------------------------------------------------------------------------------------------
                                                      $  8,012,546             $  7,438,870
-----------------------------------------------------------------------------------------------

5. SHAREHOLDERS' EQUITY

COMMON STOCK

The Company has 50,000,000 authorized shares which have a par value of $.20 per share. As of December 31, 2001 and 2002, there were 13,513,119 and 13,552,736 issued shares, respectively.

STOCK REPURCHASE PROGRAM

On January 24, 2002, the Company's Board of Directors authorized the continuation of a share repurchase program that was originally initiated on April 22, 1997. Prior to this extension, the Company had repurchased 382,400 shares of common stock. This continuation authorized the Company to repurchase a total of one million shares of its common stock before December 31, 2002. During 2002, the Company bought an additional 75,000 shares for a total of 457,400 shares repurchased under the program and all extensions.

      On January 22, 2003, the Board of Directors authorized the continuation of the share repurchase program under which the Company may repurchase a total of one million shares of its common stock before December 31, 2003.

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

      On February 19, 1999, the Board of Directors approved a proposal to increase the number of shares under the 1995 Long-Term Incentive Compensation Plan ("the 1995 Plan") by 230,000 shares, with a corresponding cancellation of a similar number of shares under the 1998 Employee Incentive Compensation Plan ("the 1998 Plan"). The shareholders approved this action on May 6, 1999. On December 14, 2000, the Board of Directors of the Company approved a proposal to increase the number of shares available under the 1998 Plan by 200,000 shares, from 740,000 to 940,000 shares. On May 23, 2001, the shareholders approved an amendment to the Company's 1995 Plan, as adopted by the Board of Directors on January 25, 2001, to increase the number of shares available under the Plan by 275,000 shares, from 2,210,000 to 2,485,000. The aggregate number of shares of the Company's Common Stock which may be issued under the 1995 Plan and the 1998 Plan is 2,485,000 and 940,000 shares, respectively, subject to proportionate adjustment in the event of stock splits and similar events. On January 24, 2002, the Board of Directors approved a proposal to increase the number of shares available under the 1998 Plan by 50,000 shares, from 940,000 to 990,000 shares. That same date, the Board also approved a proposal to increase the number of shares available under the 1995 Plan by 200,000. On May 7, 2002, the shareholders approved an amendment to the 1995 Plan, as adopted by the Board of Directors on January 24, 2002, to increase the number of shares available by 200,000 from 2,485,000 to 2,685,000. The maximum number of shares which may be awarded under the 1995 Plan to any one Named Executive Officer during any calendar year of the life of the plan is 200,000 shares. All full-time active employees of the Company, excluding officers and directors, are eligible to participate in the 1998 Plan. Amendments to the 1998 Plan do not require the approval of the shareholders, but are approved by the Board of Directors. The Company has

2,061,767 total shares reserved under the option plans. The shares authorized but not granted under these plans at December 31, 2001 and 2002 were as follows:

                                                          Shares Authorized But Not Granted
                                                      December 31, 2001        DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------
1995 Long-Term Incentive Compensation Plan                 161,182                  317,211
1998 Employee Incentive Compensation Plan                    1,572                   26,850
-----------------------------------------------------------------------------------------------------
Total                                                      162,754                  344,061
-----------------------------------------------------------------------------------------------------

      The fair value of the stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 2000, 2001 and 2002: expected volatility of 77.0% in 2000, 87.7% in 2001 and 92.3% in 2002; a risk-free interest rate of 5.83% in 2000, 3.65% in 2001 and 2.67% in 2002; and an expected holding period of four years. Using the Black-Scholes option-pricing model, the weighted average fair value of stock options granted during 2000, 2001 and 2002, is $58.36, $17.84 and $9.52 per share, respectively.

      Transactions involving stock options under the Company's various stock option plans and otherwise are summarized below:

                                                                                             Weighted Average
                                        Number of Shares        Range of Option Price         Exercise Price
-----------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1999             2,195,023          6.00000 -        17.25000          $  9.38
Granted                                      416,625         51.62500 -       159.18750            95.84
Exercised                                 (1,223,793)         6.00000 -        51.62500             9.59
Cancelled                                    (24,615)         6.00000 -       159.18750            28.96
-----------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 2000             1,363,240          6.00000 -       159.18750            35.25
Granted                                      560,650         20.53000 -        38.00000            27.60
Exercised                                   (183,855)         6.00000 -        21.70000             9.05
Cancelled                                    (66,405)         6.00000 -       159.18750            61.00
-----------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 2001             1,673,630          6.00000 -       159.18750            34.55
Granted                                      152,000          9.48500 -        24.21000            14.39
Exercised                                    (39,617)         6.00000 -        28.39500             7.02
Cancelled                                    (83,307)         6.00000 -       159.18750            41.29
-----------------------------------------------------------------------------------------------------------------
OUTSTANDING, DECEMBER 31, 2002             1,702,706        $ 6.00000 -     $ 159.18750          $ 33.06
-----------------------------------------------------------------------------------------------------------------

                                                                                             Weighted Average
Options exercisable at:                                     Number of Shares                  Exercise Price
-----------------------------------------------------------------------------------------------------------------
December 31, 2000                                               997,680                          $ 21.92
December 31, 2001                                             1,219,648                          $ 30.41
DECEMBER 31, 2002                                             1,454,464                          $ 34.90
-----------------------------------------------------------------------------------------------------------------

      The following table summarizes the status of the stock options, outstanding and exercisable, at December 31, 2002:

                                        Stock Options Outstanding           Stock Options Exercisable
-----------------------------------------------------------------------------------------------------------------
                                Number       Weighted Average         Weighted                     Weighted
     Range of Exercise       Outstanding        Remaining             Average                       Average
         Prices             as of 12/31/02   Contractual Life      Exercise Price     Shares     Exercise Price
-----------------------------------------------------------------------------------------------------------------
$   6.00000 - $  7.28130        224,433            5.00               $   6.87        224,433      $   6.87
-----------------------------------------------------------------------------------------------------------------
$   7.50000 - $  9.26570        194,955            5.69                   8.17        194,955          8.17
-----------------------------------------------------------------------------------------------------------------
$   9.48500 - $ 10.31250        178,466            6.31                   9.98        146,486         10.08
-----------------------------------------------------------------------------------------------------------------
$  11.03130 - $ 13.63000        173,900            5.86                  13.04        144,570         12.92
-----------------------------------------------------------------------------------------------------------------
$  15.83500 - $ 21.92500        200,334            8.51                  19.57        135,011         19.71
-----------------------------------------------------------------------------------------------------------------
$  21.51500 - $ 24.21000         24,000            9.14                  22.80          8,005         22.80
-----------------------------------------------------------------------------------------------------------------
$  28.39500 - $ 28.39500        188,388            8.78                  28.40        133,135         28.40
-----------------------------------------------------------------------------------------------------------------
$  28.70000 - $ 55.89850        297,670            8.38                  42.52        247,309         44.58
-----------------------------------------------------------------------------------------------------------------
$  71.87500 - $103.59375         19,000            7.75                 100.25         19,000        100.25
-----------------------------------------------------------------------------------------------------------------
$ 117.34400 - $159.18750        201,560            7.61                 122.68        201,560        122.68
-----------------------------------------------------------------------------------------------------------------
        TOTAL                 1,702,706            7.12               $  33.06      1,454,464      $  34.90
-----------------------------------------------------------------------------------------------------------------

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

6. LICENSE AND ROYALTY FEES

The Company has entered into several technology license agreements with certain major Digital Loop Carrier (DLC) vendors and major Operation Support System
(OSS) equipment manufacturers under which the Company has been granted access to the licensor's patent technology and the right to manufacture and sell the patent technology in the Company's product line. The Company is obligated to pay royalty fees, as defined, through the terms of these license agreements. Under these agreements, license and royalty fees are due only upon purchase of the technology or shipment of units; there are no contingent payment provisions in any of these arrangements. Royalty fees of $2,910,803, $1,832,981 and $889,024 were incurred in 2000, 2001 and 2002, respectively, and are included in cost of product sales in the accompanying consolidated statements of operations.

7. INCOME TAXES

The provision for income taxes consisted of the following:

                                                  Years Ended December 31,
                                          2000              2001              2002
-----------------------------------------------------------------------------------------
Current:
    Federal                          $  14,212,441     $   8,192,841     $   1,491,245
    State                                2,126,100           849,419            25,600
-----------------------------------------------------------------------------------------
                                        16,338,541         9,042,260         1,516,845
-----------------------------------------------------------------------------------------
Deferred:
    Federal                               (434,521)         (355,700)          675,547
    State                                  (47,020)          (86,735)         (135,155)
-----------------------------------------------------------------------------------------
                                          (481,541)         (442,435)          540,392
-----------------------------------------------------------------------------------------
                                     $  15,857,000     $   8,599,825     $   2,057,237
-----------------------------------------------------------------------------------------

      Reconciliations of the federal statutory rate to the effective tax rates are as follows:

                                                  Years Ended December 31,
                                          2000              2001              2002
-----------------------------------------------------------------------------------------
Federal statutory tax rate                      35%               35%               34%
    State income taxes                           5                 3                (1)
    Other                                       (3)                1                 5
    Effective tax rate                          37%               39%               38%
-----------------------------------------------------------------------------------------

      The components of and changes in the deferred tax assets and liabilities recorded in the accompanying balance sheets at December 31, 2001 and 2002 were as follows:

                                                          Deferred                               Deferred
                                          December 31,    Expense                December 31,    Expense                December 31,
                                              2000        (Credit)      Other       2001         (Credit)      Other       2002
------------------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Excess of tax basis over book basis for:
    Property and equipment                 $  184,890   $ (160,287)  $       --   $  345,177   $    (4,375)  $      --  $   349,552
    Inventory                                 321,803      (56,162)          --      377,965        72,798          --      305,167

Reserves recorded for:
    Warranty                                  407,550     (398,970)          --      806,520        34,117          --      772,403
    Inventory                                 423,150      (10,140)          --      433,290      (480,415)         --      913,705
    Allowance for
      doubtful accounts                        78,000      (68,250)          --      146,250       (39,000)         --      185,250
Net operating loss carryforward             1,939,656           --      160,293    1,779,363      (234,500)    372,001    1,641,862
Other                                           9,025      (32,153)          --       41,178           997      34,425        5,756
------------------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                  $3,364,074                             $3,929,743                            $ 4,173,695
------------------------------------------------------------------------------------------------------------------------------------

DEFERRED TAX LIABILITIES:
Excess of book basis over tax basis for:
    Goodwill & Intangibles                                 258,403                  (258,403)    1,042,539               (1,300,942)
    Property and equipment                                  25,124                   (25,124)      148,231                 (173,355)
    Other                                      (9,950)                                (9,950)                                (9,950)
------------------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities             $   (9,950)                            $ (293,477)                           $(1,484,247)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Net deferred taxes                         $3,354,124   $ (442,435)  $  160,293   $3,636,266   $   540,392   $ 406,426  $ 2,689,448
Reconciliation to the balance sheet:
    Current portion
      of deferred tax assets                  983,246                              1,116,756                              1,404,122
    Long-term portion
      of deferred tax liabilities              (9,950)                              (293,477)                            (1,484,247)
------------------------------------------------------------------------------------------------------------------------------------
Long-term deferred
      tax asset                            $2,380,828                             $2,812,987                            $ 2,769,573
------------------------------------------------------------------------------------------------------------------------------------

The deferred tax asset from net operating loss carryforwards is applicable to Pennsylvania which presently allows a 20-year carryforward with a $2,000,000 limit on deductions each year. Unused carryforward losses will expire in 2020.

8. LINE OF CREDIT

Effective December 20, 2001, and amended effective February 7, 2003, the Company executed a five-year $25,000,000 Unsecured Revolving Credit Facility (the "Facility") with a bank. In accordance with the terms of the Facility, the proceeds must be used for general corporate purposes, working capital needs, and in connection with certain acquisitions, as defined. The Facility contains certain standard covenants with which the Company must comply, including a minimum fixed charge ratio, a minimum defined level of tangible net worth and a restriction on the amount of capital expenditures that can be made on an annual basis, among others. Interest is payable on any amounts utilized under the Facility at prime, or the prevailing Euro rate plus 1.0% to 1.5% depending on the fixed charge coverage ratio, at the option of the Company. Commitment fees are paid quarterly at the rate of 0.25% per annum on the average unused commitment. At December 31, 2002, there were no amounts outstanding under the Facility.

9. LEASE COMMITMENTS

The Company leases office space and equipment under agreements which are accounted for as operating leases. The office lease for the Cheswick facility expires December 31, 2003 and is extended to December 31, 2005. The equipment leases expire in August 2005 for the Cheswick facility and January 2007 for the Bridgewater facility. The Company is also involved in various month-to-month leases for research and development equipment. In addition, the office lease includes provisions for possible adjustments in annual future rental commitments relating to excess taxes and excess maintenance costs that may occur.

Minimum annual future rental commitments under noncancelable leases as of December 31 are:
2003 .........................................................$ 1,177,234
2004 .........................................................  1,196,206
2005 .........................................................  1,190,871
2006 .........................................................    457,032
2007 .........................................................     25,965

      The rent expense for all lease commitments was $731,320, $890,943 and $1,170,101 in 2000, 2001 and 2002, respectively.

10. MAJOR CUSTOMERS, REVENUE CONCENTRATION AND DEPENDENCE ON CERTAIN SUPPLIERS

The company designs, engineers, markets and supports test system, test access and status monitoring products for the telecommunications and cable television industries. Sales are concentrated primarily with the four Regional Bell Operating Companies (RBOCs) as well as major independent telephone companies and to certain digital loop carrier equipment manufacturers. Sales are primarily from the Company's metallic channel unit (MCU) product line. The MCU product line accounted for approximately 48% of the Company's net product sales for 2002. The DigiTest product line accounted for approximately 14% of the Company's net product sales for 2002. LoopCare RTU sales accounted for approximately 13% of the Company's net products sales for 2002. Revenue from Services, which includes installation oversight and project management services provided to RBOCs and fees for LoopCare software maintenance, accounted for approximately 18% of the Company's net product sales for 2002.

      Sales to RBOC customers accounted for approximately 64%, 71% and 77% of the Company's net product sales for fiscal years 2000, 2001 and 2002, respectively. During fiscal year 2000, sales to four RBOC customers individually exceeded 10% of consolidated revenues and on a combined basis, comprised 64% (individually, 29%, 14%, 11% and 10%) of the Company's net product sales. During fiscal years 2001 and 2002, sales to three RBOC customers individually exceeded 10% of consolidated revenues and, on a combined basis, comprised 66% (individually, 38%, 14% and 14%) and 70% (individually, 38%, 18% and 14%) of the Company's net product sales. Sales to a large independent carrier accounted for approximately 12%, 11% and 2% of the Company's net product sales for fiscal years 2000, 2001 and 2002, respectively. Due to the Company's present dependency on RBOC customers, the loss of one or more of the RBOCs as a customer, or the reduction of orders for the Company's products by the RBOCs, could materially and adversely affect the Company.

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

12. SEVERANCE AND RELATED EXPENSE

On September 30, 2002, the Company announced its second restructuring program in two years to implement certain cost reduction initiatives which included the elimination of 47 positions, primarily in research and development. The restructuring program resulted in a pre-tax charge for severance, outplacement and other related costs of $175,723 in 2002. The initial restructuring program in April 2001 resulted in a pre-tax charge of $291,000 in 2001 and eliminated approximately 80 positions.

13. SUBSEQUENT EVENT

On February 13, 2003, the Company closed on a Purchase and Sale Agreement with Acterna, LLC (Acterna) to acquire certain assets and assume certain liabilities related to Acterna's Cheetah status and performance monitoring product line for $14,300,000 in cash. As part of the agreement, contingent purchase consideration of up to $2,400,000 in the form of an earn-out, may be payable based on certain 2003 performance targets for the acquired business. The assets consist principally of existing contracts, product inventory, intellectual property, software and related computer equipment, while the liabilities principally relate to warranty obligations. The $14,300,000 due at closing was paid from available cash and short-term investments. The Company believes the acquired business will complement and augment its current cable operations and strategically position the Company to be the leading supplier of testing equipment and software for the cable industry. The acquisition will be recorded under the purchase method of accounting and, accordingly, the results of operations of the acquired business from February 14, 2003 forward will be included in the consolidated financial statements of the Company. In connection with the acquisition, the Company entered into an amendment to its $25.0 million Unsecured Revolving Credit Facility to maintain compliance with certain base net worth covenants. The purchase price allocation is currently under evaluation and is expected to be finalized by the end of the first quarter.

      In connection with the acquisition, the Company entered into a lease for office space to house the acquired business. Minimum payments due under this lease are approximately $200,000 in 2003, $370,500 in each of the years 2004 through 2007 and $123,500 in 2008.

14. RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 established accounting and reporting standards for business combinations. SFAS No. 142 established accounting and reporting standards for acquired goodwill and other intangible assets, specifically, how they should be treated upon, and subsequent to, their acquisition. Both SFAS No. 141 and SFAS No. 142 are required to be applied in fiscal years beginning after December 15, 2001; however, early adoption is permitted. SFAS No. 142 statements contain provisions which require that these statements be applied to all business combinations initiated after June 30, 2001. The Company utilized the transitional guidance of SFAS No. 141 and SFAS No. 142 in connection with the LoopCare acquisition on September 30, 2001. The Company adopted the full provisions of these statements on January 1, 2002. The Company does not believe the adoption of these standards will have a material effect on its financial statements.

      On August 15, 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligation." On October 4, 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company will adopt these statements on January 1, 2003 and such adoption is not expected to have a material effect on the Company's financial statements.

      In June 2002, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal." SFAS No. 146 nullifies Emerging Tax Issues Task Forces Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The new statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that this statement will have material effect on the Company.

      In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The provisions of FIN 45 are not expected to have a material impact on the Company's results of operations or financial position.

      In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. This Statement also amends the disclosure provision of SFAS No. 123 and APB No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The Company adopted the disclosure provision of SFAS No. 148.

      On January 17, 2003 the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do no have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for the Company after January 31, 2003 and is not expected to have a material impact on the Company's results of operations or financial condition.

      The Company has early adopted Emerging Issues Task Force (EITF) Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which applies to all deliverables within contractually binding arrangements that include multiple revenue-generating activities. This issue is expected to be finalized in March of 2003.

15. SHORT- AND LONG-TERM INVESTMENTS

The estimated fair values of the Company's financial instruments are as follows:

                                                  December 31, 2001               DECEMBER 31, 2002
                                             ------------------------------------------------------------
                                               Carrying         Fair           CARRYING         FAIR
                                                Amount          Value           AMOUNT          VALUE
-------------------------------------------------------------------------------------------------------------
Financial assets:
Cash and cash equivalents                    $ 32,105,845    $ 32,105,845    $ 33,799,284    $ 33,799,284
Short-term and long-term investments            6,639,323       6,658,247      19,328,883      19,257,039
-------------------------------------------------------------------------------------------------------------
                                             $ 38,745,168    $ 38,764,092    $ 53,128,167    $ 53,056,323
-------------------------------------------------------------------------------------------------------------

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

                                                             Years Ended December 31,
                                                       2000            2001            2002
--------------------------------------------------------------------------------------------------
Net Income                                        $ 27,495,168    $ 13,675,447    $  3,356,544
--------------------------------------------------------------------------------------------------
Weighted average common shares outstanding          12,636,284      13,037,906      13,095,068
--------------------------------------------------------------------------------------------------
Effect of dilutive securities - stock options          722,986         374,131         218,608
--------------------------------------------------------------------------------------------------
                                                    13,359,270      13,412,037      13,313,676
--------------------------------------------------------------------------------------------------
Earnings per share:
  Basic                                           $       2.18    $       1.05    $       0.26
--------------------------------------------------------------------------------------------------
  Diluted                                         $       2.06    $       1.02    $       0.25
--------------------------------------------------------------------------------------------------

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

                                                    (In Thousands, Except Net Income Per Common Share Data)
                                                                   Quarter Ended (Unaudited)
                                   March 31,   June 30,   Sept. 30,  Dec. 31,   March 31,  June 30,   Sept. 30,   Dec. 31,
                                      2001       2001       2001       2001       2002       2002       2002        2002
----------------------------------------------------------------------------------------------------------------------------
Revenues:
    Products                        $ 27,464   $ 21,177   $ 15,077   $ 13,894   $ 14,929   $ 12,018   $ 11,260    $  9,939
    Services                             526        599        961      2,541      2,593      2,566      2,692       2,577
----------------------------------------------------------------------------------------------------------------------------
                                      27,990     21,776     16,038     16,435     17,522     14,584     13,952      12,516
Cost of Sales:
    Products                          11,851      9,047      7,158      5,076      6,062      4,880      5,646       4,212
    Services                             423        517        508      1,107        955        890        868         607
    Amortization of intangibles           --         --         --        365        365        365        366         368
----------------------------------------------------------------------------------------------------------------------------
                                      12,274      9,564      7,666      6,548      7,382      6,135      6,880       5,187
----------------------------------------------------------------------------------------------------------------------------
Gross Profit                          15,716     12,212      8,372      9,887     10,140      8,449      7,072       7,329
----------------------------------------------------------------------------------------------------------------------------
Operating Expenses:
    Selling and marketing              2,450      2,493      2,023      2,194      2,417      2,225      2,163       1,961
    General and administrative         1,530      1,062      1,020      1,215      1,526      1,268      1,217       1,478
    Research and development           3,360      2,749      2,639      3,681      3,995      3,396      3,370       3,078
    Severance and related expense         --        400        --        (109)        --         --         --         176
----------------------------------------------------------------------------------------------------------------------------
Total Operating Expense                7,340      6,704      5,682      6,981      7,938      6,889      6,750       6,693
----------------------------------------------------------------------------------------------------------------------------
Income from Operations                 8,376      5,508      2,690      2,906      2,202      1,560        322         636
Other Income, Net                        907        790        801        298        238        200        151         104
----------------------------------------------------------------------------------------------------------------------------
Income Before Taxes                    9,283      6,298      3,491      3,204      2,440      1,760        473         740
Provision for Income Taxes             3,528      2,494      1,361      1,217        927        669        180         281
----------------------------------------------------------------------------------------------------------------------------
Net Income                          $  5,755   $  3,804   $  2,130   $  1,987   $  1,513   $  1,091   $    293    $    459
----------------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE INFORMATION:
Weighted average shares of common stock and equivalents:
    Basic                             12,958     13,028     13,066     13,095     13,099     13,089     13,091      13,091
    Diluted                           13,377     13,404     13,378     13,472     13,421     13,339     13,217      13,199
Net income per common share:
    Basic                           $   0.44   $   0.29   $   0.16   $   0.15   $   0.12   $   0.08   $   0.02    $   0.04
    Diluted                         $   0.43   $   0.28   $   0.16   $   0.15   $   0.11   $   0.08   $   0.02    $   0.03
----------------------------------------------------------------------------------------------------------------------------

o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o

COMMON STOCK MARKET PRICES

The Company's Common Stock has been included for quotation on The Nasdaq National Market System under the Nasdaq symbol "TLGD" since the initial public offering of the Company's Common Stock in December 1995. The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock on such market:

                                             High                 Low
-----------------------------------------------------------------------------
2001:
    First Quarter                          $  52.50            $  15.25
    Second Quarter                            40.35               18.75
    Third Quarter                             29.35               18.00
    Fourth Quarter                            34.55               18.45
2002:
    First Quarter                          $  37.80            $  20.38
    Second Quarter                            26.20               14.25
    Third Quarter                             17.31                7.48
    Fourth Quarter                            14.90                6.77
-----------------------------------------------------------------------------

      At January 31, 2003, the Company had 198 holders of record of its Common Stock and 13,552,736 shares outstanding.

      The Company has never paid any dividends on its Common Stock and does not expect to pay cash dividends in the foreseeable future.

Shareholder Information

SHAREHOLDERS ANNUAL MEETING

Tollgrade's Annual Meeting of Shareholders will be held at 3:00 p.m. on Tuesday, May 13, 2003 at The Holiday Inn R.I.D.C., 180 Gamma Drive, Pittsburgh, PA 15238. Notice of the meeting and proxy materials were included with this Annual Report.

TRANSFER AGENT AND
SHAREHOLDER INQUIRIES

The Company's transfer agent is Mellon Investor Services, L.L.C. Inquiries concerning transfer requirements, lost certificates and change of address should be directed to:
  Mellon Investor Services, L.L.C.
    P.O. Box 3315
    South Hackensack, NJ 07606
        or:
    85 Challenger Road
    Ridgefield Park, NJ 07660
    1-800-756-3353
  TDD for Hearing Impaired: 1-800-231-5469
  Foreign Shareholders: 201-329-8660
  TDD Foreign Shareholders: 201-329-8354
  www.melloninvestor.com.
All other inquiries should be directed to:
  Tollgrade Communications, Inc.
  Investor Relations Department
  493 Nixon Road
  Cheswick, PA 15024
  1-800-878-3399
  www.tollgrade.com.

FORM 10-K

A copy of the Tollgrade Communications, Inc. Form 10-K for 2002, which will be filed with the Securities and Exchange Commission during the first quarter of 2003, is available without attachments at no charge upon written request. It is also available at www.tollgrade.com. Inquiries should be directed to the Investor Relations Department, Tollgrade Communications, Inc., 493 Nixon Road, Cheswick, PA 15024.

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP, Pittsburgh, Pennsylvania.

STOCK MARKET LISTING

Tollgrade Communications, Inc. is listed on The Nasdaq Stock Market.(SM) Symbol:
TLGD.

Board of Directors

CHRIS ALLISON
Chairman and Chief Executive Officer

JAMES J. BARNES
Attorney at Law, Reed Smith LLP

DANIEL P. BARRY
Private Investor

DAVID S. EGAN
Chief Marketing Officer, Reed Smith LLP

RICHARD H. HEIBEL, M.D.
Board Certified Cardiologist (retired)

ROBERT W. KAMPMEINERT
Chairman, President and Chief Executive Officer, Parker/Hunter Incorporated

BRIAN C. MULLINS
Former Senior Vice President, Chief Financial Officer and Treasurer of Tuscarora Incorporated (retired)

ROCCO L. FLAMINIO
Non-voting Director Emeritus


Executive Council and Officers

CHRIS ALLISON
Chairman and Chief Executive Officer

SARA M. ANTOL
General Counsel and Corporate Secretary

RICHARD A. BAIR, JR.
Executive Vice President, Engineering and Testing

DAVID J. BREITER
General Manager, Cable Products

WYLIE E. ETSCHEID, JR.
Executive Vice President of Business Development, Software Products

ROCCO L. FLAMINIO
Vice Chairman and Chief Technology Officer

CAROL M. FRANKLIN
Executive Vice President, Software Products

SAMUEL C. KNOCH
Chief Financial Officer and Treasurer

JOSEPH G. O'BRIEN
Senior Vice President, Human Resources

MARK B. PETERSON
President

GREGORY L. QUIGGLE
Executive Vice President, Marketing

MATTHEW J. ROSGONE
Executive Vice President, Operations

CHARLES J. SHEARER
Controller

ROGER A. SMITH
Executive Vice President, Technology

STEPHANIE M.WEDGE
Vice President, Professional Services

(R) TOLLGRADE, MCU, DigiTest, TELACCORD and LIGHTHOUSE are registered trademarks of Tollgrade Communications, Inc.

TM LoopCare and Cheetah are trademarks of Tollgrade Communications, Inc.

All other trademarks are the property of their respective owners.

(C) 2003 Tollgrade Communications, Inc.
All rights reserved.













                                  TOLLGRADE(R)
                             CORPORATE HEADQUARTERS
    493 Nixon Road, Cheswick, PA 15024 - 1-800-878-3399 - www.tollgrade.com